As filed with the Securities and Exchange Commission on May 29, 2019.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CAMBIUM NETWORKS CORPORATION

(Exact name of Registrant as specified in its charter)

Cayman Islands (State or other jurisdiction of incorporation or organization)	3663 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

Atul Bhatnagar

Chief Executive Officer

Cambium Networks, Inc.

3800 Golf Road, Suite 360

Rolling Meadows, Illinois 60008

(888) 863 5250

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Intertrust Corporate Services (Cayman) Limited

190 Elgin Avenue

George Town

Grand Cayman KY1-9005

Cayman Islands

+1 (345) 943-3100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Martin A. Wellington Helen Theung Sidley Austin LLP 1001 Page Mill Road Building 1 Palo Alto, California 94304 (650) 565-7000	Sally J. Rau General Counsel Cambium Networks, Inc. 3800 Golf Road, Suite 360 Rolling Meadows, Illinois 60008 (888) 863-5250	Jeffrey D. Saper Robert G. Day Wilson Sonsini Goodrich & Rosati, Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Ordinary Shares, par value $0.0001 per share	$75,000,000	$9,090

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of any additional ordinary shares that the underwriters have the option to purchase.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated                 , 2019

Preliminary Prospectus

                    shares

Ordinary shares

This is an initial public offering of ordinary shares by Cambium Networks Corporation. Prior to this offering, there has been no public market for our ordinary shares. It is currently estimated that the initial public offering price will be between $             and $             per share.

We have applied for listing of our ordinary shares on the Nasdaq Global Market under the symbol “CMBM.”

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and as such, have elected to comply with reduced public company reporting requirements for this prospectus and may elect to do so in future filings.

After the completion of this offering, we will be a “controlled company” within the meaning of the corporate governance standard of the Nasdaq Global Market because Vector Capital will own     % of our then outstanding ordinary shares. See “Prospectus summary—Controlled company status,” “Principal shareholders” and “Risk factors—Risks related to this offering and ownership of our shares.”

	Per share	Total

Initial public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds to Cambium Networks, before expenses	$	$

(1)	See “Underwriting” for additional information regarding total underwriter compensation.

Cambium Networks has granted the underwriters an option for a period of 30 days to purchase up to             additional ordinary shares at the initial public offering price less underwriting discounts and commissions.

Investing in our ordinary shares involves a high degree of risk. See “Risk factors” beginning on page 14.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ordinary shares to investors on or about                     .

J.P. Morgan		Goldman Sachs & Co. LLC

Deutsche Bank Securities	Raymond James	JMP Securities	Oppenheimer & Co.

                , 2019

Cambium Networks

Connecting the unconnected

INDUSTRIAL IOT
LONG DISTANCE
EDGE ACCESS
BROADBAND ACCESS

Large market opportunity	Large customer base	Rapid growth	Significant scale
$22bn+ Total addressable market[1]	10,000+ network operators	17% revenue growth from Q1'18 to Q1'19	$242mm 2018 revenue

Cambium Networks Connecting the unconnected INDUSTRIAL LOT LONG DISTANCE BROADBAND ACCESS EDGE ACCESS Large market opportunity Large customer base Rapid growth Significant scale $22bn+ 10,000+ 17% $242mm total addressable market1 network operators revenue growth from Q1’18 to Q1’19 2018 revenue Unless specified, all data is as March 31, 2019 1Includes $6.2bn enterprise Wi-Fi market (IDC), $3.3bn PTP microwave market (Sky Light), $12.4bn ethernet switching market for 1GB and 100MB (IDC), and $0.6bn PMP market (QYResearch) for the year ended December 31, 2018

You should rely only on the information contained in this prospectus and in any free writing prospectus we file with the Securities and Exchange Commission, or the SEC. We and the underwriters have not authorized anyone to provide you with information or make any representations different from that contained in this prospectus or any free writing prospectus we have prepared. We and the underwriters are offering to sell, and seeking offers to buy, our shares only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, or earlier date stated in this prospectus, regardless of the time of delivery of this prospectus or any sale of our shares.

Through and including             , 2019 (the 25th day after the date of this prospectus), all dealers effecting a transaction in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States:    Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares and the distribution of this prospectus outside of the United States.

“Cambium,” “Cambium Networks,” “cnPilot,” “cnMaestro,” “cnMedusa,” “Elevate,” “cnArcher,” “cnReach,” “cnMatrix,” “cnHeat,” “cnWave,” the Cambium logos and other trademarks or service marks of Cambium Networks, Inc. appearing in this prospectus are the property of Cambium Networks Corporation. This prospectus contains additional trade names, trademarks and service marks of others, which are the property of their respective owners.

Prospectus summary

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before buying shares in this offering. Therefore, you should read this entire prospectus carefully, including the “Risk factors” section beginning on page 14, “Management’s discussion and analysis of financial condition and results of operations,” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before deciding whether to purchase our shares. Unless the context requires otherwise, the words “we,” “us,” “our,” “the Company,” “Cambium” and “Cambium Networks” refer to Cambium Networks Corporation and its subsidiaries.

Overview

We provide wireless broadband networking infrastructure solutions for network operators, including medium-sized wireless Internet service providers, enterprises and government agencies. Our scalable, reliable and high performance solutions create a purpose built wireless fabric which connects people, places and things across distances ranging from two meters to more than 100 kilometers, indoors and outdoors, using licensed and unlicensed spectrum, at attractive economics.

Our wireless fabric includes intelligent radios, smart antennas, radio frequency, or RF, algorithms, wireless-aware switches and our cloud-based network management software. Our embedded proprietary RF technology and software enables automated optimization of data flow at the outermost points in the network, which we refer to as the “intelligent edge.” This intelligent edge offers network operators increased performance, visibility, control and management, as well as the ability to efficiently transfer large amounts of data back to enterprise data centers for fast and efficient analysis and decision-making even in conditions characterized by a high degree of interfering signals generated both within the network or from outside sources, which we refer to as noise.

Our solutions are deployed by medium-sized wireless Internet service providers and enterprises, including petrochemical, military, state and local government, education, hospitality, rail, utility, industrial and other network operators that use our technology to connect a wide range of network assets, from traditional offices to complex sensor networks. Network operators deploy our enterprise-grade solutions to take advantage of their scalability, intelligence, reliability, attractive economics and ease of deployment:

•	Superior outdoor scalability. Our solutions scale to greater density for outdoor applications because of their leading spectral efficiency.

•

Embedded network intelligence.    Our solutions have embedded intelligence, utilizing software and RF algorithms that work together to optimize network performance. This intelligence allows networks to adapt and evolve as network requirements vary, environments change and network footprints grow over time.

•

Reliable wireless connectivity in congested environments.    Our solutions deliver superior reliability enabled by our technology’s frequency reuse capabilities, embedded dynamic spectrum optimization and dynamic filtering abilities.

•

High quality at attractive economics.    Our solutions improve economics for network operators by supporting a large number of customer premise equipment, or CPE, per access point while providing enterprise-grade performance and quality. We reduce ongoing management costs through device reliability and embedded software that independently manages and resolves network performance issues.

•

Ease of deployment and simplicity to scale the network.    Network operators can utilize our cloud-based software to help design, install and manage their networks from cloud-to-tower-to-edge. Our cloud-based network management software offers full lifecycle management of a network through a single pane of glass, reducing the complexity of network operations and the onboarding of large numbers of devices.

Our products are typically deployed by medium-sized service providers, such as wireless Internet service provider networks serving from 5,000 to over 200,000 subscribers, enterprise networks and sensor heavy industrial networks. We estimate that medium-sized Internet service providers contributed approximately half of our revenues in 2016, 2017 and 2018.

We market and sell our solutions through our global channel partner network, which drives a substantial majority of our revenues. We sell our solutions as one-time sales, although a majority of our revenues in a given period typically is generated by purchases from network operators that have previously purchased our products. Growth from these network operators is driven by expansion within existing networks and in new territories, replacement of competitor products with our solutions, deployment of new and incremental use cases and, in the case of local governments, mandates to offer fixed broadband wireless to all of their citizens.

We have experienced rapid revenue growth over the last several years and we have shipped more than 4.5 million devices since 2012, including over one million in 2018, to more than 10,000 network operators in over 145 countries. For 2016, 2017, and 2018, our revenues were $181.4 million, $216.7 million, and $241.8 million, respectively. During the same periods, our net income (loss) was $2.9 million, $9.8 million and $(1.5) million, respectively. In the three months ended March 31, 2018 and 2019, our revenues were $58.5 million and $68.1 million, respectively. During the same periods, our net income (loss) was $(0.2) million and $1.9 million, respectively.

Our industry

According to Cisco Visual Networking Index Global Mobile Data Traffic Forecast, 2017-2022, in 2017 global mobile data traffic grew 71%, 54% of total mobile data traffic was offloaded onto the fixed network through Wi-Fi or femtocell, and wireless mobile data traffic is expected to grow at a compound annual growth rate of 46% from 2017 to 2022. We believe that growth in data traffic will be predominantly driven by the proliferation of connected devices, applications and sensors for both service provider and enterprise use cases. For example:

•	Consumers are using connected devices to access cloud applications, stream media-rich content and connect to friends and family utilizing wireless connectivity.

•

Enterprises are increasingly deploying their own wireless broadband infrastructure to provide individuals access to, and machines and other devices connectivity with, corporate networks, data centers and cloud applications.

•

Industrial enterprises are using wireless broadband to help replace periodic, manual system monitoring with hundreds of wireless sensors and cameras that can monitor key production activities in real-time for safety, productivity and security. For example, wireless connectivity is allowing industrial enterprises real-time comprehensive monitoring of operations across a field of onshore facilities or offshore platforms to increase both the efficiency and safety of industrial operations.

The growing adoption of wireless networks is driving massive amounts of data that is being analyzed locally at the edge or at enterprise or cloud data centers. This requires greater wireless connectivity to capture and evaluate the data locally or to backhaul large amounts of data to a data center. Local operations centers or distant corporate data centers must also communicate with the edge devices to optimize operations.

Many existing wireless solutions are limited by their ability to deliver real-time adaptability, scalability, efficient use of spectrum, network reliability and economical use cases:

•

Limited real-time adaptability.    Wireless network footprints are continually changing due to individuals moving within a network, rapidly changing environments in an industrial footprint and expanding use cases or functionality. Many wireless solutions lack the software and RF technology to continually optimize performance of rapidly evolving network infrastructure and in noisy conditions.

•

Lack of network scalability.    Current wireless solutions often struggle to scale primarily because they lack end-to-end management capabilities and integrated RF algorithms in the software. Software is required to efficiently plan, synchronize and optimize large-scale deployments of wireless broadband, while mitigating self-interference. Existing solutions are typically provisioned manually and managed by spreadsheets or management tools developed by customers internally. Real-time, efficient management requires embedded software and technology capable of optimizing network performance at the edge in varying environmental conditions.

•

Inefficient use of spectrum.    Many existing solutions do not contain data path optimization technologies that allow for efficient use of frequency channels and available spectrum. This leads to performance degradation and limits the number of users and devices to which the network can deliver quality access.

•

Lack of network reliability in areas with congested spectrum.    Many existing solutions struggle with interference in high noise environments because they cannot reuse frequencies to expand available channels for traffic. These solutions also do not include software that identifies congested channels and automatically switches traffic to channels with less congestion. Inability to reuse frequencies or to recognize congested channels can degrade performance and limit available bandwidth.

•

Uneconomical for certain use cases.    Existing fixed wireless broadband solutions can be cost-prohibitive because of their inability to serve a high concentration of CPE without the deployment of a high number of access points. Additionally, many existing solutions fail because of a lack of software intelligence to foresee upcoming issues and an inefficient path to resolution for issues given limited services and support capabilities.

Our solutions

Our Point-to-Point, or PTP, solutions are typically connected to high-speed, high-bandwidth wireline networks, and provide wireless broadband backhaul to facilities or Point-to-Multipoint, or PMP, access points deployed throughout a network over distances of more than 100 kilometers and at more than 2 Gbps. Our PMP solutions extend wireless broadband access from tower mounted access points to CPE providing broadband access to residences and enterprises covering wide areas with a range of 10 to 30 kilometers. Our PMP solutions are increasingly used to backhaul video surveillance systems. Our cnPilot Wi-Fi solution provides distributed access to individual users in indoor settings, such as office complexes, and outdoor settings, such as athletic stadiums, over distances as short as two meters with high capacity. Our cnReach solutions offer narrow-band connectivity for sensors and devices at the network edge, typically over the last few meters. Our embedded proprietary RF technology and software enables automated optimization of data flow at the outermost points in the network. Our cnMatrix cloud-managed wireless-aware switching solution provides the intelligent interface between wireless and wired networks. cnMatrix’s policy-based configuration accelerates network deployment, mitigates human error, increases security, and improves reliability.

Our competitive strengths

We have a number of competitive strengths, including the following:

•

Wireless fabric that enables fast and efficient scalability.    Our solution allows network operators to densify their networks with incremental access points that scale subscriber support in a linear manner without compromise to quality of service.

•	Advanced RF signal algorithms. Our RF algorithms drive network performance by employing technologies such as frequency reuse, congestion-based channel switching and noise filtering.

•

Broad applicability of our wireless fabric.    Our technology has broad application across a wide range of connectivity use cases, and our core technologies underlying the wireless fabric offer broad extensibility to new markets such as Wi-Fi and Industrial Internet of Things, or IIoT, solutions.

•

Network management software platform built for scale.    Our cloud-based network management software increases ease of deployment and usage through easy provisioning, configuration, monitoring and complete network visualization, with the ability to support over 100,000 devices.

•

Culture of constant innovation combined with high velocity product development and service.    We pride ourselves in our strong work ethic and focus on providing innovative products and first-class service to network operators. Our employees are united by our mission to eliminate the “digital divide” by building innovative products to connect underserved and developing communities.

Market opportunity

The majority of our revenues today come from PTP and PMP solutions. According to Sky Light Research, the PTP Microwave market was estimated to be $3.3 billion in 2018. According to QYResearch, the PMP market was estimated to be $0.6 billion in 2018. We entered the Wi-Fi market in 2016 and it has become a meaningful portion of our revenues. According to IDC, a market research firm, the enterprise WLAN market was estimated to be $6.2 billion in 2018. In 2018, we entered the Ethernet switching market, although to date our sales in this market have not been material. According to IDC, the Ethernet switching market for 1GB and 100MB was estimated to be $12.4 billion in 2018. Combining these served markets, our addressable market in 2018 exceeded $22 billion. In 2017, we introduced our cnReach IIoT products, and while the market remains at an early stage of development, we believe this market presents a significant commercial opportunity.

Our growth strategy

The key elements of our growth strategy include:

•

Continue investment in wireless fabric while expanding into new markets.    We are investing in our wireless fabric technology to expand the breadth of our solutions and to take advantage of new frequencies and communications standards.

•

Expand our software capabilities.    We will continue to invest in our embedded software capabilities which include GPS synchronization, dynamic optimization and filtering technologies that facilitate the intelligent edge. We also plan to invest in cnMaestro, our cloud-based network management software platform, to improve functionality, ease of deployment and operations.

•

Drive greater penetration in our existing base.    We intend to work collaboratively with key network operators to evaluate new use cases as these network operators expand their geographical footprint into new territories and increase their deployment of our products.

•

Deepen and expand channel and network operator relationships.    We intend to deepen and expand our relationships in our channel which includes over 5,900 channel partners as of March 31, 2019 and received CRN Magazine’s five star rating in 2017, 2018 and 2019, which is its highest ranking awarded.

•

Position portfolio to take advantage of proliferation of higher-speed wireless connectivity.    We intend to continue investing in and positioning our portfolio to pursue opportunities in high density environments as these markets move toward fixed wireless technology that is differentiated by reliability in congested environments.

Risks related to our business and this offering

Investing in our shares involves risks. You should carefully consider all the information in this prospectus prior to investing in our shares. These risks are discussed more fully in the section entitled “Risk factors” immediately following this prospectus summary. These risks and uncertainties include, but are not limited to, the following:

•

Our operating results can be difficult to predict and may fluctuate significantly, which could result in a failure to meet investor expectations or our guidance and a decline in the trading price of our shares.

•

The introduction of new products and technology is key to our success, and if we fail to predict and respond to emerging technological trends and network operators’ changing needs, we may be unable to remain competitive.

•	Competitive pressures may harm our business, revenues, growth rates and market share.

•	We rely on third-party manufacturers, which subjects us to risks of product delivery delays and reduced control over product costs and quality.

•

We rely on distributors and value-added resellers for the substantial majority of our sales, and the failure of our channel partners to promote and support sales of our products would materially reduce our expected future revenues.

•	Our third-party logistics and warehousing provider may fail to deliver products to our channel partners and network operators in a timely manner, which could harm our reputation and operating results.

•

Our or our distributors’ and channel partners’ inability to attract new network operators or sell additional products to network operators that currently use our products could adversely affect our revenue growth and cause our revenues to decrease.

•	Our reliance on third-party components, including components from limited or sole source suppliers, to build our products.

•	We generate a significant amount of revenues from sales outside of the United States, and we are therefore subject to a number of risks associated with international sales and operations.

•	Our public shareholders will have limited influence over significant corporate actions because Vector Capital will continue to hold a controlling interest in us.

•

Conflicts of interest could arise in the future between us and Vector Capital, including conflicts related to potential competitive business activities or opportunities, and the corporate opportunity provisions in our memorandum and articles of association, which gives Vector Capital and its affiliates the right to engage or invest in the same or similar business as us, and do business with any of our channel partners, distributors, network operators and any other party with which the Company does business, could enable Vector Capital to benefit from such opportunities without making them available to us.

•

Our memorandum and articles of association contain anti-takeover provisions, such as a staggered board and the ability of the board to issue “blank-check” preferred shares, that could adversely affect the rights of our shareholders.

Corporate Information

Cambium Networks was formed in 2011 as Vector Cambium Holdings (Cayman), Ltd., and changed its name to Cambium Networks Corporation in 2018. We conduct our business through Cambium Networks, Ltd., a company organized under the laws of England and Wales, and its wholly-owned subsidiaries. Cambium Networks Corporation holds no material assets other than Cambium Networks, Ltd. and its subsidiaries and does not engage in any business operations. Unless the context otherwise requires, we use “Cambium Networks” to refer to Cambium Networks Corporation and its subsidiaries throughout this prospectus.

Prior to this offering, we were a wholly-owned subsidiary of Vector Cambium Holdings (Cayman), L.P., which we refer to as VCH, L.P. throughout this prospectus. VCH, L.P. is, in turn, owned by Vector Capital and certain of its affiliates, which we refer to collectively as Vector Capital.

Our headquarters are located at Cambium Networks, Inc., at 3800 Golf Road, Suite 360, Rolling Meadows, Illinois 60008 and our telephone number is (888) 863-5250. You can access our website at www.cambiumnetworks.com. Information contained on our website is not part of this prospectus, is not incorporated in this prospectus by reference and the inclusion of our website address in this prospectus is an inactive textual reference only.

About Vector Capital

Vector Capital is a leading global private equity firm specializing in spinouts, buyouts and recapitalizations of established technology businesses in both the private and public capital markets. Vector Capital strives to actively partner with management teams to develop and execute new financial and business strategies designed to materially improve the competitive standing of those businesses and enhance value for employees, customers and shareholders.

Recapitalization and return of capital

Under the VCH, L.P. Limited Partnership Agreement, or the VCH LPA, Class A Units were issued to Vector Capital in exchange for cash investments, while Class B Units were used exclusively to underlie share-based compensation awards granted to our employees and other service providers. The VCH LPA provides, among other things, that any distributions paid by VCH, L.P. in respect of its equity be paid: (i) first, to holders of Class A Units in the form of an 8% yield on invested capital, (ii) second, to holders of Class A Units as a return of invested capital until all such capital has been returned and (iii) thereafter, ratably among holders of Class A Units and holders of share-based compensation awards, provided, that in the case of share-based compensation awards certain valuation thresholds of Cambium Networks assigned to such awards at the time of grant have been exceeded. As of March 31, 2019, there remained a balance of $48.6 million of unreturned capital and accumulated yield payable to holders of Class A Units under the VCH LPA, which continues to accrue the 8% yield.

We have determined that as a public company it would be preferable that equity compensation awards for our employees and service providers be issued in respect of our ordinary shares, as opposed to units in VCH, L.P., as this would provide direct alignment of these incentive awards with the interests of our public shareholders. In addition, we and Vector Capital have determined that the unreturned capital and accumulated yield payable to holders of Class A Units under the VCH LPA will be paid in the form of additional shares in us. To accomplish these objectives, in connection with this offering we will effect a Recapitalization, which will be comprised of (i) increasing our authorized and outstanding shares held by VCH L.P. and (ii) exchanging the vested share-based compensation awards held by our employees for our shares and unvested share-based compensation awards for restricted shares or restricted share units issued by us, in each case on a value-for-value basis. The shares issuable in connection with the return of capital and accumulated yield and the exchange of equity awards will both be based on the price to the public in this offering. The Recapitalization will have the effect of moving the relative pre-IPO economic ownership interests of our employees and service providers from VCH, L.P. to Cambium Networks Corporation, but will not otherwise affect our legal relationships with employees and service providers, all of whom will continue to be employed by or provide services to us or our wholly-owned subsidiaries. After completion of the Recapitalization and this offering, we will neither be party to nor subject to any obligations under the VCH LPA.

Based on the share-based compensation awards outstanding and unreturned capital and accumulated yield due to holders of Class A Units as of March 31, 2019, assuming we sell shares in this offering at $             per share, the midpoint of the range on the cover of this prospectus, we would (i) issue              million shares to our employees and service providers, of which              million shares would be subject to vesting based on continuing employment with or provision of services to us and (ii) grant              restricted share awards or restricted share units in respect of shares that would be subject to vesting based on continued employment with or provision of services to us. As a result of the Recapitalization, we expect to incur an aggregate compensation expense of $             million in the quarterly period in which we complete this offering, of which $             million will be non-cash and $             million will be in cash. See “Use of Proceeds” and “Management’s discussion and analysis of financial condition and results of operations—Share-based compensation expense in connection with this offering.”

The following chart summarizes our organizational structure and equity ownership immediately following the completion of this offering. This chart is provided for illustrative purposes only and does not represent all legal entities affiliated with, or obligations of, the company.

(1)	Does not include shares subject to restricted share units issued in the Recapitalization.

Emerging growth company

The JOBS Act was enacted in April 2012 with the intention of encouraging capital formation in the United States and reducing the regulatory burden on newly public companies that qualify as emerging growth companies. We are an “emerging growth company” within the meaning of the JOBS Act. We may take advantage of certain exemptions from various public reporting requirements, including the requirement that we provide more than two years of audited financial statements and related management’s discussion and analysis of financial condition and results of operations, and that our internal control over financial reporting be audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. We intend to take advantage of these exemptions until we are no longer an emerging growth company. In addition, the JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

See the section titled “Risk factors—Risks related to our business.” We are an emerging growth company and the reduced disclosure requirements applicable to emerging growth companies may make our shares less attractive to investors due to certain risks related to our status as an emerging growth company.

Controlled company status

Following the completion of this offering, we will be a “controlled company” under Nasdaq rules because more than 50% of the voting power of our shares will be held by Vector Capital. See “Principal shareholders.” We intend to rely upon the controlled company exemption relating to the board of directors and committee independence requirements under the Nasdaq listing rules. Pursuant to this exemption, we will be exempt from the rules that would otherwise require that our board of directors consist of a majority of independent directors and that our compensation committee and nominating and governance committee be composed entirely of independent directors. The “controlled company” exemption does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and Nasdaq, which require that our audit committee have a majority of independent directors upon consummation of this offering, and exclusively independent directors within one year following the effective date of the registration statement relating to this offering.

The offering

Shares offered	shares

Shares outstanding after this offering	shares

Option to purchase additional shares	We have granted the underwriters an option for a period of 30 days after the date of this prospectus to purchase up to additional shares.

Use of proceeds	The principal purposes of this offering are to create a public market for our shares, facilitate access to the public equity markets, increase our visibility in the marketplace, and obtain additional capital.

We estimate that we will receive net proceeds from this offering of approximately $ million (or approximately $ million if the underwriter’s option to purchase additional shares is exercised in full), based upon an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use an aggregate of $ million of the net proceeds to pay down our indebtedness under our credit facility, $5.6 million of the net proceeds to pay management fees owed to Vector Capital, and the remainder for working capital and general corporate purposes. In addition, we believe that opportunities may exist from time to time to expand our current business through acquisitions of or investments in complementary products, technologies or businesses. While we have no agreements, commitments or understandings for any specific acquisitions at this time, we may use a portion of our net proceeds for these purposes. See “—Recapitalization and return of capital” and “Use of proceeds” for more information.

Proposed Nasdaq Global Market symbol	“CMBM”

Risk factors	See “Risk factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our shares.

The number of shares that will be outstanding after this offering is based on the number of shares outstanding as of March 31, 2019. This number excludes:

•	shares subject to unvested restricted share awards;

•	shares underlying restricted share units; and

•	shares reserved for future issuance under our 2019 Share Incentive Plan.

Unless otherwise indicated, all information in this prospectus assumes:

•	the filing and effectiveness of our Amended and Restated Memorandum and Articles of Association, which will occur immediately prior to the completion of this offering;

•	no exercise by the underwriters of their option to purchase additional shares; and

•	completion of the Recapitalization based on an assumed initial public offering price of $ , the midpoint of the range on the cover of this prospectus.

Summary consolidated financial data

The following tables provide our summary consolidated financial data and should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. We have derived the summary consolidated statements of income data for 2016, 2017, and 2018 from our audited consolidated financial statements appearing elsewhere in this prospectus. The summary consolidated statements of income data for the three months ended March 31, 2018 and 2019 and the consolidated balance sheet data as of March 31, 2019 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future, and the results for any interim period are not necessarily indicative of the results that may be expected in any full year.

					Three months ended March 31,
(in thousands, except share and per share data)	2016	2017	2018		2018	2019

Consolidated Statements of Income Data:
Revenues	$181,444	$216,671		$241,762	$58,453		$68,112
Costs of revenues	91,715	105,960		126,267	30,250		36,322

Gross profit	89,729	110,711		115,495	28,203		31,790

Operating expenses:
Research and development	26,267	32,227		38,917	9,385		10,482
Sales and marketing	29,621	37,209		42,658	10,419		10,218
General and administrative	13,218	17,578		18,804	4,321		5,130
Depreciation and amortization	8,433	8,824		8,765	2,370		1,281

Total operating expenses	77,539	95,838		109,144	26,495		27,111

Operating income	12,190	14,873		6,351	1,708		4,679
Interest expense	7,565	5,018		8,113	1,758		2,268
Other expense	165	474		550	231		134

Income (loss) before income taxes	4,460	9,381		(2,312)	(281)		2,277
Provision (benefit) for income taxes	1,547	(418)		(799)	(54)		415

Net income (loss)	2,913	9,799		(1,513)	(227)		1,862
Less: Net income attributable to non-controlling interest	638	671		—	—		—

Net income (loss) attributable to shareholders	$2,275	$9,128		$(1,513)	$(227)		$1,862

Net income (loss) per share:(1)
Basic and diluted(1)	$2,947.69	$11,827.05		$(1,960.38)	$(294.12)		$2,412.57

Shares outstanding:
Basic and diluted(1)	771.79	771.79		771.79	771.79		771.79

Pro forma net income (loss) per share,
Basic and diluted			$			$

Pro forma weighted average shares used in computing basic and diluted net income (loss) per share(2)

(1)	Share numbers reflect historical outstanding share numbers as reflected in the consolidated financial statements and do not reflect the effect of the Recapitalization. For further information please see “Recapitalization and return of capital” and Note 13 to our consolidated financial statements.

(2)	The calculation of the denominator of basic and diluted net income (loss) per share gives effect to the adjustments to reflect the weighted average effect of the Recapitalization as of December 31, 2018 and March 31, 2019, as if the transaction occurred at January 1, 2018.

Non-GAAP financial measure				Three months ended March 31,
(in thousands)	2016	2017	2018	2018	2019
GAAP net income (loss)(1)	$2,913	$9,799	$(1,513)	$(227)	$1,862

Adjustments
Net interest expense	7,565	5,018	8,113	1,758	2,268
Income tax provision (benefit)	1,547	(418)	(799)	(54)	415
Depreciation and amortization expense(2)	8,433	8,871	9,018	2,370	1,360
Sponsor fees	500	2,500	500	125	125

Total Adjustments	18,045	15,971	16,832	4,199	4,168

Adjusted EBITDA	$20,958	$25,770	$15,319	$3,972	$6,030

(1)	See “Selected consolidated financial data—Non-GAAP financial measure” for additional information.
(2)	Includes amortization of capitalized internal costs for software to be sold or marketed externally included in cost of revenues and excludes amortization of debt issuance costs, which is included in interest expense.

The consolidated balance sheet data as of March 31, 2019 are presented below:

•	on an actual basis; and

•

on an as adjusted basis to give effect to: (i) the sale by us of              shares offered by us in this prospectus, assuming an initial public offering price of $         per share, the midpoint of the range on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us; and (ii) the application of the proceeds from this offering as described in “Use of proceeds.”

	As of March 31, 2019
(in thousands)	Actual	As adjusted(1)

Consolidated Balance Sheet Data:
Cash	$3,801	$
Working capital(2)	37,359
Total assets	154,445
Total debt(3)	100,809
Total shareholders’ deficit	(18,711)

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover of this prospectus, would increase (decrease) pro forma as adjusted, our cash balances and total assets by $ million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)	Working capital comprises total current assets of $110.5 million less total current liabilities of $73.1 million.

(3)	Total debt comprises external debt and is net of deferred issuance costs of $2.3 million at March 31, 2019.

Risk factors

An investment in our shares involves significant risks. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our shares. Any of the following risks could have a material adverse effect on our business, financial condition, results of operations and prospects. In any such case, the market price of our shares could decline, and you may lose all or part of your investment.

Risks related to our business

Our operating results can be difficult to predict and may fluctuate significantly, which could result in a failure to meet investor expectations or our guidance and a decline in the trading price of our shares.

Our quarterly and annual operating results have fluctuated in the past and may fluctuate significantly in the future. In particular, the timing and size of sales of our products are difficult to predict and can result in significant fluctuations in our revenues from period to period. For instance, we have historically received and fulfilled a substantial portion of sales orders and generated a substantial portion of revenues during the last few weeks of each quarter. In addition, we generally recognize all product revenues in the same period in which the related products are sold. Because our operating results are relatively fixed in the short term, any failure to meet expectations regarding sales could have an immediate and material effect on our earnings. If our revenues or operating results fall below the expectations of investors or securities analysts or below any estimates we may provide to the market, the trading price of our shares would likely decline, which could have a material and adverse impact on investor confidence and employee retention.

Our operating results may fluctuate due to a variety of factors, many of which are outside of our control, and which we may not foresee. In addition to other risks listed in this “Risk factors” section, factors that may affect our operating results include:

•	fluctuations in demand for our products, including seasonal variations;

•

our failure to timely fulfill orders for our products, which may be due to inability of our third-party manufacturers and suppliers to meet our demand, logistical failures in warehousing and shipping products or other factors;

•	failure of our distributors and channel partners to effectively promote and sell our products or manage their inventory and fulfillment;

•	our ability to control costs, including our manufacturing and component costs and operating expenses;

•	our ability to develop, introduce and ship in a timely manner new products and product enhancements, and to anticipate future market demands;

•	changes in the competitive dynamics of our target markets, including new entrants, consolidation and pricing pressures;

•	the inherent complexity, length and associated unpredictability of the sales cycles for our products;

•	announcements by us or our competitors of new or enhanced products, promotions or other transactions;

•	variation in product costs, prices or mix of products we sell;

•	product quality issues that could result in increases in product warranty costs and harm to our reputation and brand; and

•	general economic or political conditions in our markets.

The effects of these or other factors individually or in combination could result in fluctuations and unpredictability in our operating results, our ability to forecast those results and the trading price of our shares. As a result, our past results should not be relied upon as an indication of our future performance.

The introduction of new products and technology is key to our success, and if we fail to predict and respond to emerging technological trends and network operators’ changing needs, we may be unable to remain competitive.

The wireless broadband market is generally characterized by rapidly changing technology, changing needs of network operators, evolving regulations and industry standards and frequent introductions of new products and services. Historically, new product introductions have been a key driver of our revenue growth. To succeed, we must effectively anticipate and adapt in a timely manner to network operator requirements and continue to develop or acquire new products and features that meet market demands, technology trends and evolving regulatory requirements and industry standards. Our ability to keep pace with technological developments, such as 5G and LTE, satisfy increasing network operator requirements, and achieve product acceptance depends upon our ability to enhance our current products and develop and introduce or otherwise acquire the rights to new products on a timely basis and at competitive prices. The process of developing new technology is complex and uncertain, and the development of new products and enhancements typically requires significant upfront investment, which may not result in material improvements to existing products or result in marketable new products or costs savings or revenues for an extended period of time, if at all. Network operators have delayed, and may in the future delay, purchases of our products while awaiting release of new products or product enhancements. We have experienced, and may in the future experience, design, manufacturing, marketing and other difficulties that delay or prevent the development, introduction or marketing of new products and enhancements. In addition, the introduction of new or enhanced products requires that we carefully manage the transition from older products to minimize disruption in channel partner ordering practices. If we fail to anticipate industry trends and evolving regulations by developing or acquiring rights to new products or product enhancements and timely and effectively introducing such new products and enhancements, or network operators do not perceive our products to have compelling technological advantages, our business and the price of our shares would be adversely affected.

Competitive pressures may harm our business, revenues, growth rates and market share.

We generate a majority of our revenues from sales to wireless Internet service providers. The market for wireless broadband products is rapidly evolving, highly competitive and subject to rapid technological change. We expect competition to persist, intensify and increase.

In all of our markets, we compete with a number of wireless equipment providers worldwide that vary in size and in the products and solutions offered. Our competitors for products and solutions for the unlicensed, sub-6 GHz spectrum bands include Ubiquiti, Radwin, MikroTik and Telrad. In the licensed microwave markets, our competitors include SIAE, SAF Tehnica and Aviat. Our Wi-Fi products and solutions compete with Ruckus Wireless (CommScope), Cisco Meraki, HPE (Aruba) and Ubiquiti. Our cnReach IIoT products and solutions compete with GE MDS and Freewave. Our cnMatrix cloud-managed switch platform competes with Ubiquiti, Ruckus, HPE and MikroTik. As our target markets continue to develop and expand, and as the technology for wireless broadband continues to evolve, we expect competition to increase. We also expect consolidation to impact the competitive landscape, such as the acquisition by Arris Group of Ruckus Wireless in 2017, and the subsequent acquisition of Arris Group by CommScope in 2019.

Demand for our solutions versus those of our competitors is influenced by a variety of factors, including the following:

•	product quality, performance, features and functionality, and reliability;

•	depth and breadth of sales channel;

•	brand awareness and reputation;

•	total cost of ownership and return on investment associated with the products;

•	ease of configuration, installation and use of the products;

•	ability to provide a complete compatible and scalable solution;

•	broad application across a range of use cases;

•

ability to allow centralized management of the products and network to enable better network planning, including scalable provisioning, configuration, monitoring and complete network visualization; and

•	strength, quality and scale of pre- and post-sales product support.

We expect increased competition from our current competitors, as well as emerging companies and established companies, such as Nokia, Ericsson, Huawei and NEC, that may enter our markets. Further, we have in the past and may again experience price competition from lower cost vendors selling to network operators that have lower budget or less demanding applications than our products have been designed to serve. To address these competitive conditions, we introduced our lower cost ePMP and PTP 550 products that allow us to target certain market segments without compromising our gross margins on our more sophisticated and functionally versatile products. We also expect that even higher cost competitors may engage in price competition to establish greater market share, which may adversely affect our ability to grow our revenues and profitability. Competition could result in loss of market share, increased pricing pressure, reduced profit margins, increased sales and marketing expense, any of which would likely cause serious harm to our business, operating results or financial condition.

A number of our current or potential competitors have longer operating histories, greater name recognition, significantly larger customer bases and sales channels and significantly greater financial, technical, sales, marketing and other resources than we do. Our competitors may be able to anticipate, influence or adapt more quickly to new or emerging technologies and changes in network operator requirements, devote greater resources to the promotion and sale of their products and services, initiate or withstand substantial price competition, bundle similar products to compete, take advantage of acquisitions or other opportunities more readily, and develop and expand their product and service offerings more quickly than we can.

Some of our competitors have been acquired or entered into partnerships or other strategic relationships to offer a more comprehensive solution than they had individually offered. We expect this trend to continue. The companies resulting from such consolidation may create more compelling products and be able to offer greater pricing flexibility, making it more difficult for us to compete effectively. In addition, continued industry consolidation might adversely affect network operators’ perceptions of the viability of smaller and even medium-sized wireless broadband equipment providers and, consequently, network operators’ willingness to purchase from those companies.

Additionally, the markets for development, distribution and sale of our products are rapidly evolving. New entrants seeking to gain market share by introducing new technology and new products may make it more difficult for us to sell our products, and could create increased pricing pressure, reduced profit margins due to increased expenditure on sales and marketing, or the loss of market share or expected market share, any of which may significantly harm our business, operating results and financial condition. The success of new products depends on several factors, including appropriate new product definition, component costs, timely completion and introduction of products, differentiation of new products from those of our competitors and market acceptance of these products. We may not be able to successfully anticipate or adapt to changing technology on a timely basis, or at all. New technologies could render our existing products less attractive and if such technologies are widely adopted as the industry standard for wireless Internet service providers, our business financial condition, results of operations and prospects could be materially adversely affected.

We rely on third-party manufacturers, which subjects us to risks of product delivery delays and reduced control over product costs and quality.

We outsource the manufacturing of our products to third-party manufacturers such as Flextronics, with whom we entered into an agreement pursuant to which Flextronics manufactures and supplies certain of our products subject to orders from us and our demand forecasts. In certain cases, we rely on third-party manufacturers to design products to our specifications and license those designs back to us. Purchases from these third-party manufacturers accounts for the most significant portion of our cost of revenues. Our reliance on third-party manufacturers reduces our control over the manufacturing process, including reduced control over quality, product costs and product supply and timing. From time to time, we have experienced and may in the future experience delays in shipments or issues concerning product quality from our third-party manufacturers. For example, in the third quarter of 2018, we experienced a delay in expected bookings for new products that in turn led us to delay procurement of finished goods from our contract manufacturers. The delay resulted in our inability to fulfill orders placed late in the quarter and a delay in recognition for these sales until the fourth quarter of 2018. If any of our third-party manufacturers suffer interruptions, delays or disruptions in supplying our products, including by natural disasters or work stoppages or capacity constraints, our ability to ship products to distributors and network operators would be delayed. Additionally, if any of our third-party manufacturers experience quality control problems in their manufacturing operations and our products do not meet network operators’ requirements, we could be required to cover the repair or replacement of any defective products. These delays or product quality issues could have an immediate and material adverse effect on our ability to fulfill orders and could have a negative impact on our operating results. In addition, such delays or issues with product quality could harm our reputation and our relationship with our channel partners.

Our agreements do not typically obligate our third-party manufacturers to supply products to us in specific quantities or for an extended term, which could result in short notice to us of supply shortages and increases in the prices we are charged for manufacturing services. We believe that our orders may not represent a material portion of the total orders of our primary third-party manufacturers, such as Flextronics, and, as a result, fulfilling our orders may not be prioritized in the event they are constrained in their abilities or resources to fulfill all of their customer obligations in a timely manner. Although we provide demand forecasts to some of our third-party manufacturers, such forecasts are not generally binding and if we overestimate our requirements, some of our third-party manufacturers may assess charges, or we may have liabilities for excess inventory, each of which could negatively affect our gross margins. Conversely, because lead times for required materials and components vary significantly and depend on factors such as the specific supplier, contract terms and the demand for each component at a given time, if we underestimate our requirements, our third-party manufacturer may have inadequate materials and components required to produce our products. This could result in an interruption of the manufacturing of our products, delays in shipments and deferral or loss of revenues.

If our third-party manufacturers experience financial, operational, manufacturing capacity or other difficulties, or experience shortages in required components, or if they are otherwise unable or unwilling to continue to manufacture our products in required volumes or at all, our supply may be disrupted, we may be required to seek alternate manufacturers and we may be required to re-design our products. It would be time-consuming and costly, and could be impracticable, to begin to use new manufacturers and designs and such changes could cause significant interruptions in supply and could have an adverse impact on our ability to meet our scheduled product deliveries and may subsequently lead to the loss of sales, delayed revenues or an increase in our costs, which could materially and adversely affect our business and operating results.

We rely on distributors and value-added resellers for the substantial majority of our sales, and the failure of our channel partners to promote and support sales of our products would materially reduce our expected future revenues.

We rely on channel partners for a substantial majority of our sales and our future success is highly dependent upon establishing and maintaining successful relationships with distributors and value added resellers. Recruiting and retaining qualified channel partners and training them in our technology and products require significant time and resources. Our reliance on channel partners for sales of our products results in limited visibility into demand and channel inventory levels which in turn adversely impacts our ability to accurately forecast our future revenues. By relying on our channel partners, we may have less contact with network operators, thereby making it more difficult for us to establish brand awareness, service ongoing network operator requirements and respond to evolving needs for new product functionality.

Sales through distributors have been highly concentrated in a few distributors, with over 43%, 40%, and 37% of our revenues in 2016, 2017, and 2018, respectively, coming from our three largest distributors. In addition, certain of our distributors may rely disproportionately on sales to a small number of end customers. For example, purchases from Aikom Technology by an end customer accounted for 12% of our revenues in 2016 and 2017. Termination or degradation of a relationship with a major distributor, or of a distributor with its major customer, could result in a temporary or permanent material loss of revenues. We may not be successful in finding other distributors on satisfactory terms, or at all, and our distributors may fail to maintain or replace business with their major customer, either of which could adversely affect our ability to sell in certain geographic markets or to certain network operators, adversely impacting our revenues, cash flow and market share.

We generally do not require minimum purchase commitments from our channel partners, and our agreements do not prohibit our channel partners from offering products or services that compete with ours or from terminating our contract on short notice. Many of our channel partners also sell products from our competitors. Some of our competitors may have stronger relationships with our channel partners than we do and we have limited control, if any, over the sale by our channel partners of our products instead of our competitors’ products, or over the extent of the resources devoted to market and support our competitors’ products, rather than our products or solutions. Our competitors may be more effective in providing incentives to existing and potential channel partners to favor their products or to prevent or reduce sales of our products. Our failure to establish and maintain successful relationships with our channel partners would materially and adversely affect our business, operating results and financial condition.

Our revenue growth rate in recent periods may not be indicative of our future performance.

Our revenue growth rate in recent periods may not be indicative of our future performance. For example, our revenues grew 19.4% from December 31, 2016 to December 31, 2017, 11.6% from December 31, 2017 to December 31, 2018 and 16.5% from the first quarter of 2018 to the first quarter of 2019. We may not achieve similar revenue growth rates in future periods. You should not rely on our revenues for any prior quarterly or annual period as any indication of our future revenues or revenue growth. If we are unable to maintain consistent revenues or revenue growth, our operating results and the trading price of our shares could be materially affected.

Our third-party logistics and warehousing provider may fail to deliver products to our channel partners and network operators in a timely manner, which could harm our reputation and operating results.

We rely on our third-party logistics and warehousing provider, with distribution hubs in the United States, the Netherlands and China, to fulfill the majority of our worldwide sales and deliver our products on a timely basis. Any delay in delivery of our products to distributors or network operators could create dissatisfaction, harm our reputation, result in the loss of future sales and, in some cases, subject us to penalties. We rely on our third-party logistics and warehousing provider to accurately segregate and record our inventory for us and to report to us the receipt and shipments of our products. Our third-party logistics and warehousing provider also manages and tracks the delivery of our products from the warehouse and safeguards our inventory, which accounts for a vast majority of our inventory balance. The failure of our third-party logistics and warehousing provider to perform these key tasks sufficiently could disrupt the shipment of our products to distributors and network operators or cause errors in our recorded inventory, either of which could adversely affect our business and operating results.

Our ability to sell our products is highly dependent on the quality of our support and services offerings, and our failure to offer high-quality support and services could have a material adverse effect on our business, operating results and financial condition.

Network operators rely on our products for critical applications and, as such, high-quality support is critical for the successful marketing and sale of our products. If we or our channel partners do not provide adequate support to network operators in deploying our products or in resolving post-deployment issues quickly, our reputation may be harmed and our ability to sell our products could be materially and adversely affected.

If we or our distributors and channel partners are unable to attract new network operators or sell additional products to network operators that currently use our products, our revenue growth would be adversely affected and our revenues could decrease.

To increase our revenues, we depend on the adoption of our solutions by network operators that purchase our products through our channel partners. Network operators typically need to make substantial investments when deploying network infrastructure, which can delay a purchasing decision. Once a network operator has deployed infrastructure for a particular portion of its network, it is often difficult and costly to switch to another vendor’s equipment. Although our ePMP Elevate product enables network operators to use Cambium PMP equipment to leverage an installed base of CPE provided by certain other vendors, if we or our channel partners are unable to demonstrate that our products offer significant performance, functionality or cost advantages to the competitor’s product, it would be difficult for us to generate sales to that network operator once a competitor’s equipment has been deployed.

Our future success also depends significantly on additional purchases of our products by network operators that have previously purchased our products. Network operators may choose not to purchase additional products because of several factors, including dissatisfaction with our products or pricing relative to competitive offerings, reductions in network operators’ spending levels or other causes outside of our control. If we are not able to generate repeat purchases from network operators, our revenues may grow more slowly than expected or may decline, and our business and operating results would be adversely affected.

The seasonality of our business creates significant variance in our quarterly revenues, which makes it difficult to compare or forecast our financial results on a quarter-by-quarter basis.

Our revenues fluctuate on a seasonal basis, which affects the comparability of our results between sequential periods. For example, our total revenues have generally been highest in the third quarter, primarily due to the impact of increased seasonal demand by network operators in the Northern hemisphere due to favorable weather for outdoor installation activity. For similar reasons, our lowest revenues of the year are typically in our first quarter. While generally consistent, in certain periods other business factors have masked this seasonal pattern and in any case the quantifiable effects of these seasonal variations are difficult to predict accurately. For example, in the first quarter of 2019 the increase in our revenues was driven by unusually high spending in North America and increased sales to a large customer in Europe. These factors introduce risk into our business as we rely upon forecasts of demand to build inventory in advance of anticipated sales. If our sales mix changes, or if the geographic mix of our sales changes, the seasonal nature of our revenues may change in unpredictable ways, which could increase the volatility of both our financial results and share price.

We require third-party components, including components from limited or sole source suppliers, to build our products. The unavailability of these components could substantially disrupt our ability to manufacture our products and fulfill sales orders.

We rely on third-party components to build our products, and we rely on our third-party manufacturers to obtain the components necessary for the manufacture of our products. If we underestimate our requirements or our third-party suppliers are not able to timely deliver components, our third-party manufacturers may have inadequate materials and components required to produce our products. This could result in an interruption in the manufacture of our products, delays in shipments and deferral or loss of revenues.

We have in the past and may in the future experience shortages in available supply of required components. Unpredictable price increases for such components may also occur. We and our third-party manufacturers generally rely on purchase orders rather than long-term contracts with suppliers of required components. As a result, our third-party manufacturers may not be able to secure sufficient components at reasonable prices or of acceptable quality to build our products in a timely manner, adversely impacting our ability to meet demand for our products. In addition, if our component suppliers cease manufacturing needed components, we could be required to redesign our products to incorporate components from alternative sources or designs, a process which would cause significant delays in the manufacture and delivery of our products.

We currently depend on a limited number of suppliers for several critical components for our products, including chipsets from Qualcomm Atheros. In some instances, we use sole or single source suppliers for our components to simplify design and fulfillment logistics. Neither we nor our third-party manufacturers carry substantial inventory of our product components. Many of these components are also widely used in other product types. Shortages are possible and our ability to predict the availability of such components may be limited. In the event of a shortage or supply interruption from our component suppliers, we or our third-party manufacturers may not be able to develop alternate or second sources in a timely manner, on commercially reasonable terms or at all, and the development of alternate sources may be time-consuming, difficult and costly. Any resulting failure or delay in shipping products could result in lost revenues and a material and adverse effect on our operating results.

Our gross margin varies from period to period and may decline in the future.

Our gross margin varies from period to period, may be difficult to predict and may decline in future periods. Variations in our gross margin are generally driven by shifts in the mix of products we sell, the timing and related cost of fulfilling orders and other factors. In addition, the market for wireless broadband solutions is characterized by rapid innovation and declining average sale prices as products mature in the market place. The sales prices and associated gross margin for our products may decline due to change in sales strategy, competitive pricing pressures, demand, promotional discounts and seasonal changes in demand. Larger competitors with more diverse product and service offerings may reduce the price of products or services that compete with ours or may bundle them with other products and services. If we meet such price reductions but do not similarly reduce our product manufacturing costs, our margins would decline. Any decline in our gross margins could have an adverse impact on the trading price of our shares.

Our products are technologically complex and may contain undetected hardware defects or software bugs, which could result in increased warranty claims, loss of revenues and harm to our reputation.

Our products are technologically complex and, when deployed, are critical to network operations. Our products rely on our proprietary embedded software, and have in the past contained and may in the future contain undetected errors, bugs or security vulnerabilities, or suffer reliability or quality issues. Some defects in our products may only be discovered after a product has been installed and used by network operators. Any errors, bugs, defects, security vulnerabilities or quality or reliability issues discovered in our products after commercial release could result in increased warranty claims, damage to our reputation and brand, loss of market shares or loss of revenues, any of which could adversely affect our business, operating results and financial condition. In addition, our products operate in part in outdoor settings and must withstand environmental effects such as severe weather, lightning or other damage. Our products may also contain latent defects and errors from time to time related to embedded third-party components.

We have in the past and may in the future become subject to warranty claims that may require us to make significant expenditures to repair or replace defective products, or redesign our products to eliminate product vulnerabilities. We may in the future also be the subject of product liability claims. Such claims could require a significant amount of time and expense to resolve and defend against and could harm our reputation by calling into question the quality of our products. We also may incur costs and expenses relating to a recall of one or more of our products. The process of identifying recalled products that have been widely distributed may be lengthy and require significant resources and we may incur significant replacement costs, contract damage claims from network operators and harm to our reputation. Additionally, defects and errors may cause our products to be vulnerable to security attacks, cause them to fail to help secure networks or temporarily interrupt network traffic. Although we disclaim responsibility for certain warranty and product liability claims as well as product recalls or security problems, any substantial costs or payments made in connection with warranty and product liability claims, product recalls or security problems could cause our operating results to decline and harm our brand.

If our channel partners do not effectively manage inventory of our products, fail to timely resell our products or overestimate expected future demand, they may reduce purchases in future periods, causing our revenues and operating results to fluctuate or decline.

Our channel partners purchase and maintain inventories of our products to meet future demand and have only limited rights to return the products they have purchased from us. Our channel partners are not generally committed to volume purchases of our products in any period. Accordingly, if our channel partners purchase more product than is required to meet demand in a particular period, causing their inventory levels to grow, they may delay or reduce additional future purchases, causing our quarterly results to fluctuate and adversely impacting our ability to accurately predict future earnings.

If we are not able to effectively forecast demand or manage our inventory, we may be required to record write-downs for excess or obsolete inventory.

We maintain inventory of finished goods and, to a lesser extent, raw materials that we believe are sufficient to allow timely fulfillment of sales. Growth in our sales and new product launches may require us to build inventory in the future. Higher levels of inventory expose us to a greater risk of carrying excess or obsolete inventory, which may in turn lead to write-downs. We may also record write-downs in connection with the end-of-life for specific products. For example, in 2018 we recorded $1.7 million in inventory write-downs due to increased provisions on raw materials, product end-of-life and tightening of provisions. Decisions to increase or maintain higher inventory levels are typically based upon uncertain forecasts or other assumptions. Because the markets in which we compete are volatile, competitive and subject to rapid technology and price changes, if the assumptions on which we base these decisions turn out to be incorrect, our financial performance could suffer and we could be required to write-off the value of excess products or components inventory.

We are exposed to the credit risk of our channel partners, which could result in material losses.

We generate a substantial majority of our revenues through sales to our distributors. Distributors may not have the resources required to meet payment obligations, or may delay payments if their end customers are late making payments. Our exposure to credit risks of our channel partners and their end customers may increase if such entities are adversely affected by global or regional economic conditions. Given the broad geographic coverage of our distributor relationships, we have in the past and may in the future experience difficulties surrounding the collection of payments. Any significant delay or default in the collection of significant accounts receivable could result in the need for us to obtain working capital from other sources.

If we do not effectively expand and train our direct sales force, we may be unable to increase sales.

Although we rely on channel partners to fulfill the substantial majority of our sales, our direct sales force plays a critical role driving our sales through direct engagement with network operators. We have invested and will continue to invest substantially in our sales organization. Our sales headcount has grown from 87 as of December 31, 2016 to 127 as of March 31, 2019, as we focus on growing our business, entering new markets and increasing our market share, and we expect to incur significant additional expenses as we continue to expand our sales organization in order to achieve revenue growth. There is significant competition for sales personnel with the skills and technical knowledge that we require. Our ability to achieve significant revenue growth will depend, in large part, on our success in recruiting, training, retaining and integrating sufficient numbers of sales personnel to support our growth, particularly in international markets. New hires require significant training and may take significant time before they achieve full productivity. Our recent hires and planned hires may not become productive as quickly as we expect, and we may be unable to hire and retain sufficient numbers of qualified individuals in all locations where we expect to grow our sales organization. If we are unable to hire and train a sufficient number of effective sales personnel, or the sales personnel we hire do not achieve expected levels of productivity, our business, operating results and financial condition could be materially adversely affected.

Our business and prospects depend on the strength of our brand. Failure to maintain and enhance our brand would harm our ability to increase sales by expanding our network of channel partners as well as the number of network operators who purchase our products.

Maintaining and enhancing our brand is critical to expanding our base of channel partners and the number of network operators who purchase our products. Maintaining and enhancing our brand will depend largely on our ability to continue to develop products and solutions that provide the high quality at attractive economics sought by network operators. If we fail to promote, maintain and protect our brand successfully, our ability to sustain and expand our business and enter new markets will suffer. Our brand may be impaired by a number of factors, including product failure and counterfeiting. If we fail to maintain and enhance our brand, or if we need to incur unanticipated expenses to establish the brand in new markets, our operating results would be negatively affected.

If we are unable to manage our growth and expand our operations successfully, our business and operating results will be harmed.

We have expanded our operations significantly since inception and anticipate that further significant geographic and market expansion will be required to achieve our business objectives. The growth and expansion of our geographic sales, expansion of our products and our entry into new industry verticals places a significant strain on our management, operational and financial resources. Any such future growth would also add complexity to and require effective coordination throughout our organization. To manage any future growth effectively, we must continue to improve and expand our information technology and financial infrastructure, our operating and administrative systems and controls, and our ability to manage headcount, capital and processes in an efficient manner. We may not be able to successfully implement improvements to these systems and processes in a timely or efficient manner, which could result in additional operating inefficiencies and could cause our costs to increase more than planned. If we do increase our operating expenses in anticipation of the growth of our business and this growth does not meet our expectations, our operating results may be negatively impacted. If we are unable to manage future expansion, our ability to provide high quality products and services could be harmed, which could damage our reputation and brand and may have a material adverse effect on our business, operating results and financial condition.

Our sales cycles can be long and unpredictable and our sales efforts require considerable time and expense. As a result, our sales and revenues are difficult to predict and may vary substantially from period to period.

Our sales efforts involve educating channel partners and network operators about the technical capabilities, applications and benefits of our products. Network operators typically require long sales cycles to select a product supplier and place sales orders. The sale process usually begins with an evaluation, followed by one or more network trials, followed by vendor selection and finally installation, testing and deployment. Network operator purchasing activity depends upon the stage of completion of expanding network infrastructures and the availability of funding, among other factors. We spend substantial time and resources on our sales efforts without any assurance that our efforts will produce any sales. In addition, purchases of our products are frequently subject to budget constraints, multiple approvals, and unplanned administrative, processing and other delays. Moreover, the evolving nature of the market may lead prospective network operators to postpone their purchasing decisions pending resolution of network standards or adoption of technology by others. Network operators may also postpone a purchase decision pending the release of new or enhanced products by us or others. As a result, it is difficult to predict whether a sale will be completed, the particular period in which a sale will be completed or the period in which revenues from a sale will be recognized. Our operating results may therefore vary significantly from quarter to quarter.

A portion of our revenues are generated by sales to government entities, which are subject to a number of challenges and risks.

We derive a portion of our revenues from contracts with government agencies and we believe the success and growth of our business will in part depend on our continued and increasing sales to U.S. and foreign, federal, state and local governmental end customers in the future. However, demand from government agencies is often unpredictable, and we may be unable to maintain or grow our revenues from this market. Sales to government agencies are subject to substantial risks, including but not limited to the following:

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selling to government agencies can be highly competitive, expensive and time-consuming, often requiring significant upfront time and expense without any assurance that such efforts will generate a sale;

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government entities may have statutory, contractual or other legal rights to terminate contracts with our channel partners or us for convenience or due to a default, and any such termination may adversely impact our future business, financial condition, results of operations and prospects;

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U.S. or other government certification requirements applicable to our goods and services may be difficult to meet, require an additional administrative or compliance burden on us not found in our commercial contracts, and if we are unable to meet these certification requirements, our ability to sell into the government sector may be adversely impacted until we have attained required certifications;

•	government demand and payment for our services may be adversely impacted by public sector budgetary cycles and funding constraints;

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selling to government entities may require us to comply with various regulations that are not applicable to sales to non-government entities, including regulations that may relate to pricing, classified material and other matters, or requirements regarding the development and maintenance of programs such as small business subcontracting, or compliance with EEOC requirements, Complying with such regulations may also require us to put in place controls and procedures to monitor compliance with the applicable regulations that may be costly or not possible;

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the U.S. government may require certain products that it purchases to be manufactured in the United States and other relatively high-cost manufacturing locations under Buy American Act or other regulations, and we may not manufacture all products in locations that meet these requirements, which may preclude our ability to sell some products or services; and

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governments may investigate and audit government contractors’ administrative and financial processes and compliance with laws and regulations applicable to government contractors, and any unfavorable audit could result in fines, civil or criminal liability, damage to our reputation and suspension or debarment from further government business.

The occurrence of any of the foregoing could cause governments and governmental agencies to delay or refrain from purchasing our products in the future which could materially and adversely affect our operating results.

We generate a significant amount of revenues from sales outside of the United States, and we are therefore subject to a number of risks associated with international sales and operations.

We have extensive international operations and generate a significant amount of revenues from sales to channel partners in Europe, the Middle East and Africa, Asia-Pacific and South America. For example, sales outside of the United States accounted for 58% of our total revenues in both 2016 and 2017 and 57% in 2018. We rely on our third-party logistics and warehousing provider, with distribution hubs in the United States, the Netherlands and China, to fulfill the majority of our worldwide sales and to deliver our products to our customers. We have estimated the geographical distribution of our product revenues based on the ship-to destinations specified by our distributors when placing orders with us. Our ability to grow our business and our future success will depend on our ability to continue to expand our global operations and sales worldwide.

As a result of our international reach, we must hire and train experienced personnel to manage our international operations. If we experience difficulties in recruiting, training, managing and retaining an international staff, and specifically staff related to sales management and sales personnel, we may experience difficulties expanding our sales outside of the United States. If we are not able to maintain these relationships internationally or to recruit additional channel partners, our future international sales could be limited. Business practices in the international markets that we serve may differ from those in the United States and may require us in the future to include terms other than our standard terms in contracts. In addition, we face risks to our business based on changes in tariffs, trade barriers, export regulations, political conditions and contractual restrictions. For example, our cost of goods in the Wi-Fi and switch product line has been adversely affected by U.S. tariffs on goods produced for us in China and later imported into the United States.

Our international sales and operations are subject to a number of risks, including the following:

•	fluctuations in currency exchange rates, which could drive fluctuations in our operating expenses;

•	required local regulatory certifications in each jurisdiction, which may be delayed for political or other reasons other than product quality or performance;

•	requirements or preferences for domestic products, which could reduce demand for our products;

•	differing technical standards, existing or future regulatory and certification requirements and required product features and functionality;

•	management communication problems related to entering new markets with different languages, cultures and political systems;

•	difficulties in enforcing contracts and collecting accounts receivable, and longer payment cycles, especially in emerging markets;

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heightened risks of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, and irregularities in, financial statements;

•	difficulties and costs of staffing and managing foreign operations;

•	the uncertainty of protection of intellectual property rights in some countries;

•	potentially adverse tax consequences, including regulatory requirements regarding our ability to repatriate profits to the United Kingdom;

•	requirements to comply with foreign privacy, information security, and data protection laws and regulations and the risks and costs of non-compliance;

•	added legal compliance obligations and complexity;

•	the increased cost of terminating employees in some countries; and

•	political and economic instability and terrorism.

These and other factors could harm our ability to generate future international revenues. Expanding our existing international operations and entering into additional international markets will require significant management attention and financial commitments. Our failure to successfully manage our international operations and the associated risks effectively could limit our future growth or materially adversely affect our business, operating results and financial condition.

Economic conditions and regulatory changes following the United Kingdom’s likely exit from the European Union could adversely impact our operations, operating results and financial condition.

Following the referendum in June 2016 in which voters in the United Kingdom approved an exit from the European Union, the U.K. government initiated the formal process to leave the European Union (often referred to as Brexit) on March 29, 2017. The United Kingdom is due to leave the European Union on October 31, 2019. The future effects of Brexit will depend on any agreements the United Kingdom makes to retain access to the European Union or other markets either during a transitional period or more permanently. Given the lack of comparable precedent, it is unclear what economic, financial, trade and legal implications the withdrawal of the United Kingdom from the European Union would have generally and how such withdrawal would affect us.

A withdrawal could, among other outcomes, disrupt the free movement of goods, services and people between the United Kingdom and the European Union, undermine bilateral cooperation in key geographic areas, disrupt the markets we serve, and significantly disrupt trade between the United Kingdom and the European Union or other nations as the United Kingdom pursues independent trade relations. Since we derive most of our revenues through our U.K. subsidiary, which owns our intellectual property, the consequences of Brexit, together with the significant uncertainty regarding the terms on which the U.K. will leave the European Union, could adversely change our tax benefits or liabilities in certain jurisdictions and adversely impact our trade operations and our management of our export compliance from our Netherlands distribution hub. Our U.K. operations may be adversely affected as we become subject to new laws and regulations implemented in the U.K. as part of Brexit, including compliance with U.K. labor and other regulations as well as compliance with EU privacy laws. Brexit could also create uncertainty with respect to the legal and regulatory requirements over the operation of our products to which we and our network operators in the U.K. are subject and lead to divergent national laws and regulations as the U.K. government determines which EU laws to replace or replicate.

While we are not experiencing any immediate adverse impact on our financial condition as a direct result of Brexit, the effects of Brexit will depend on any agreements the United Kingdom makes to retain access to the European Union or other markets either during a transitional period or more permanently. Compliance with new laws or regulations regarding trade, delivery and other cross-border activities between the United Kingdom and the European Union could be costly, negatively impacting our business, financial condition, operating results and cash flows.

The loss of key personnel or an inability to attract, retain and motivate qualified personnel may impair our ability to expand our business.

Our success is substantially dependent upon the continued service and performance of our senior management team and key technical, marketing and production personnel. Our employees, including our senior management team, are at-will employees, and therefore may terminate employment with us at any time with no advance notice. The replacement of any members of our senior management team or other key personnel likely would involve significant time and costs and may significantly delay or prevent the achievement of our business objectives.

Our future success also depends, in part, on our ability to continue to attract and retain highly skilled personnel. Competition for highly skilled personnel is frequently intense, particularly for highly skilled research and development personnel. Any failure to successfully attract or retain qualified personnel to fulfill our current or future needs may negatively impact our growth.

If we fail to maintain an effective system of internal controls, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the rules and regulations of Nasdaq. We expect that the requirements of these rules and regulations will increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly and place significant strain on our personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures over financial reporting. We are continuing to develop and refine our disclosure controls, internal control over financial reporting and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers.

Our current controls and any new controls we develop may become inadequate because of growth in our business. Further, weaknesses in our internal controls have been discovered and additional ones may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal controls also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will be required to include in our periodic reports we will file with the SEC under Section 404 of the Sarbanes-Oxley Act once we cease to be an emerging growth company. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the market price of our shares.

We have expended and anticipate we will continue to expend significant resources, and we expect to provide significant management oversight, to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting. Despite our efforts, at December 31, 2017, we identified two material weaknesses in our internal control over financial reporting. While we have remediated these material weaknesses as of December 31, 2018, any future failure to maintain the adequacy of our internal controls, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. If our internal controls are perceived as inadequate or we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and our share price could decline. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on Nasdaq.

We are not currently required to comply with the SEC rules that implement Sections 302 and 404 of the Sarbanes-Oxley Act, and we are therefore not required to make a formal assessment of the effectiveness of our internal controls over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with certain of these rules, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. To comply with the requirements of being a public company, we will need to undertake various actions, such as implementing new internal controls and procedures.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on our business and operating results and could cause a decline in the price of our shares.

A substantial portion of our product portfolio relies on the availability of unlicensed RF spectrum and if such spectrum were to become unavailable through overuse or licensing, the performance of our products could suffer and our revenues from their sales could decrease.

A substantial portion of our product portfolio operates in unlicensed RF spectrum, which is used by a wide range of consumer devices and is becoming increasingly crowded. If such spectrum usage continues to increase through the proliferation of consumer electronics and products competitive with ours, the resultant higher levels of noise in the bands of operation our products use could decrease the effectiveness of our products, which could adversely affect our ability to sell our products. Our business could be further harmed if currently unlicensed RF spectrum becomes licensed in the United States or elsewhere. Network operators that use our products may be unable to obtain licenses for RF spectrum. Even if the unlicensed spectrum remains unlicensed, existing and new governmental regulations may require we make changes in our products. For example, to provide products for network operators who utilize unlicensed RF spectrum, we may be required to limit their ability to use our products in licensed or otherwise restricted RF spectrum. The operation of our products by network operators in the United States or elsewhere in a manner not in compliance with local law could result in fines, operational disruption, or harm to our reputation.

Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions.

Our business depends on the overall demand for wireless network technology and on the economic health and general willingness of our current and prospective end-customers to make those capital commitments necessary to purchase our products. If the conditions in the U.S. and global economies deteriorate, become uncertain or volatile, our business, operating results and financial condition may be materially adversely affected. Economic weakness, end-customer financial difficulties, limited availability of credit and constrained capital spending have resulted, and may in the future result, in challenging and delayed sales cycles, slower adoption of new technologies and increased price competition, and could negatively impact our ability to forecast future periods, which could result in an inability to satisfy demand for our products and a loss of market share.

In particular, we cannot be assured of the level of spending on wireless network technology, the deterioration of which would have a material adverse effect on our results of operations and growth rates. The purchase of our products or willingness to replace existing infrastructure is discretionary and highly dependent on a perception of continued rapid growth in consumer usage of mobile devices and in many cases involves a significant commitment of capital and other resources. Therefore, weak economic conditions or a reduction in capital spending would likely adversely impact our business, operating results and financial condition. A reduction in spending on wireless network technology could occur or persist even if economic conditions improve.

In addition, if interest rates rise or foreign exchange rates weaken for our international customers, overall demand for our products and services could decline and related capital spending may be reduced. Furthermore, any increase in worldwide commodity prices may result in higher component prices for us and increased shipping costs, both of which may negatively impact our financial results.

We may acquire other businesses which could require significant management attention, disrupt our business, dilute shareholder value and adversely affect our operating results.

To execute on our business strategy, we may acquire or make investments in complementary companies, products or technologies. We have not made any acquisitions to date, and as a result, our ability as an organization to acquire and integrate other companies, products or technologies in a successful manner is unproven. We may not be able to find suitable acquisition candidates, and we may not be able to complete such acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by our channel partners, investors and financial analysts. In addition, if we are unsuccessful at integrating such acquisitions, or the technologies associated with such acquisitions, into our company, the revenues and operating results of the combined company could be adversely affected. Any integration process may require significant time and resources, and we may be unable to manage the process successfully. We may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, including unexpected liability or accounting charges. We may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could adversely affect our financial condition or the value of our shares. The sale of equity or issuance of debt to finance any such acquisitions could result in dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations.

Our credit facility contains restrictive financial covenants that may limit our operating flexibility.

Our credit facility contains certain restrictive covenants that either limit our ability to, or require a mandatory prepayment in the event we, among other things, incur additional indebtedness and liens, merge with other companies or consummate certain changes of control, acquire other companies, engage in new lines of business, change business locations, make certain investments, make any payments on any subordinated debt, transfer or dispose of assets, amend certain material agreements, and enter into various specified transactions. We, therefore, may not be able to engage in any of the foregoing transactions unless we obtain the consent of our lenders or prepay certain amounts under the credit facility. The credit facility also contains certain financial covenants and financial reporting requirements. We have in the past, and may in the future, fail to comply with all of the financial or restrictive covenants of our credit facility, requiring a waiver from our lenders. Our obligations under the credit facility are secured by substantially all of our assets. We may not be able to generate or sustain sufficient cash flow or sales to meet the financial covenants or pay the principal and interest under the credit facility, and we may in the future be unable to meet our financial covenants, requiring additional waivers that our lenders may be unwilling to grant. Furthermore, our future working capital, proceeds of borrowings or proceeds of equity financings could be required to be used to repay or refinance the amounts outstanding under the credit facility and, therefore, may be unavailable for other purposes. In the event of a liquidation, our lenders would be repaid all outstanding principal and interest prior to distribution of assets to unsecured creditors, and the holders of our shares would receive a portion of any liquidation proceeds only if all of our creditors, including our lenders, were first repaid in full.

Our business is subject to the risks of earthquakes, fire, floods and other catastrophic events, and to interruption by manmade problems such as network security breaches, computer viruses, terrorism and war.

We have substantial operations in Illinois, California, England and India, and our third-party manufacturers are located in Mexico and China. Operations in these areas are susceptible to disruption due to severe weather, seismic activity, political unrest and other factors. For example, a significant natural disaster, such as an earthquake, a fire or a flood, occurring at the facilities of one of our third-party manufacturers could have a material adverse impact on their ability to manufacture and timely deliver our products. Despite the implementation of network security measures, we also may be vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our solutions. In addition, natural disasters, acts of terrorism or war could cause disruptions in the businesses of our suppliers, manufacturers, network operators or the economy as a whole. To the extent that any such disruptions result in delays or cancellations of orders or impede our ability to timely deliver our products, or the deployment of our products, our business, operating results and financial condition would be adversely affected.

Risks related to our industry

New regulations or standards or changes in existing regulations or standards in the United States or internationally related to our products may result in unanticipated costs or liabilities, which could have a material adverse effect on our business, results of operations and future sales.

Our products are subject to governmental regulations in a variety of jurisdictions. To achieve and maintain market acceptance, our products must comply with these regulations as well as a significant number of industry standards. In the United States, our products must comply with various regulations defined by the Federal Communications Commission, or FCC, Underwriters Laboratories and others. We must also comply with similar international regulations. In addition, radio emissions, such as our products, are subject to health and safety regulation in the United States and in other countries in which we do business, including by the Center for Devices and Radiological Health of the Food and Drug Administration, the Occupational Safety and Health Administration and various state agencies. Member countries of the European Union have enacted similar standards concerning electrical safety and electromagnetic compatibility and emissions, and chemical substances and use standards. As these regulations and standards evolve, and if new regulations or standards are implemented, we could be required to modify our products or develop and support new versions of our products, and our compliance with these regulations and standards may become more burdensome. The failure of our products to comply, or delays in compliance, with the various existing and evolving industry regulations and standards could prevent or delay introduction of our products, which could harm our business. Foreign regulatory agencies may delay or fail to certify our products for political or other reasons other than product quality or performance. Network operator uncertainty regarding future policies may also affect demand for wireless broadband products, including our products. Our inability to alter our products to address these requirements and any regulatory changes may have a material adverse effect on our business, operating results and financial condition.

We are subject to governmental export and import controls that could impair our ability to compete in international markets and subject us to liability if we are not in compliance with applicable laws.

Our technology and products are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. customs regulations, the economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls, and applicable U.K. export and import laws and regulations. Exports, re-exports and transfers of our products and technology must be made in compliance with these laws and regulations. U.S. and U.K. export control laws and economic sanctions include a prohibition on the shipment of certain products and technology to embargoed or sanctioned countries, governments and persons. We take precautions to prevent our products and technology from being shipped to, downloaded by or otherwise transferred to applicable sanctions targets, but our products could be shipped to those targets by our channel partners despite such precautions. For example, in 2014, our LinkPlanner software was downloaded by persons in sanctioned countries. We self-reported the instance to OFAC and have taken remedial measures to safeguard against re-occurrence. If our products are shipped to or downloaded by sanctioned targets in the future in violation of applicable export laws, we could be subject to government investigations, penalties and reputational harm. Certain of our products incorporate encryption technology and may be exported, re-exported or transferred only with the required applicable export license from the U.S. or the U.K. or through an export license exception.

If we fail to comply with applicable export and import regulations, customs regulations, and economic and sanctions and other laws, we could be subject to substantial civil and criminal penalties, including fines and incarceration for responsible employees and managers, and the possible loss of export or import privileges as well as harm our reputation and indirectly have a material adverse effect on our business, operating results and financial condition. In addition, if our channel partners fail to comply with applicable export and import regulations, customs regulations, and economic and sanctions and other laws in connection with our products and technology, then we may also be adversely affected, through reputational harm and penalties. Obtaining the necessary export license for a particular sale may be time-consuming, may result in the delay or loss of sales opportunities and approval is not guaranteed.

Any change in export or import, customs or trade and economic sanctions laws, and regulations, shift in the enforcement or scope of existing laws and regulations, or change in the countries, governments, persons or technologies targeted by such laws and regulations, could also result in decreased use of our products, or in our decreased ability to export or sell our products to existing or potential network operators with international operations. Any decreased use of our products or limitation on our ability to export or sell our products could affect our business, financial condition and results of operations.

We do business in countries with a history of corruption and transact business with foreign governments, which increases the risks associated with our international activities.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.K. Bribery Act of 2010, and many other laws around the world that prohibit improper payments or offers or authorization of payments to governments and their employees, officials, and agents and political parties for the purpose of obtaining or retaining business, inducing an individual to not act in good faith, direct business to any person, or secure any advantage. We have operations, deal with and make sales to governmental entities in countries known to experience corruption, particularly certain emerging countries in Asia, Eastern Europe, the Middle East and South America. Our activities in these countries create the risk of illegal or unauthorized payments or offers of payments or other things of value by our employees, consultants or channel partners that could be in violation of applicable anti-corruption laws, including the FCPA. In many foreign countries where we operate, particularly in countries with developing economies, it may be a local custom for businesses to engage in practices that are prohibited by the FCPA or other similar laws and regulations. Although we have taken actions to discourage and prevent illegal practices including our anti-corruption compliance policies, procedures, training and monitoring, the actions taken to safeguard against illegal practices, and any future improvements in our anti-corruption compliance practices, may not be effective, and our employees, consultants or channel partners may engage in illegal conduct for which we might be held responsible. Violations of anti-corruption laws may result in severe criminal or civil sanctions, including suspension or debarment from government contracting, and we may be subject to other liabilities and significant costs for investigations, litigation and fees, diversion of resources, negative press coverage, or reputational harm, all of which could negatively affect our business, operating results and financial condition. In addition, the failure to create and maintain accurate books and records or the failure to maintain an adequate system of internal accounting controls may subject us to sanctions.

If we fail to comply with environmental requirements, our business, financial condition, operating results and reputation could be adversely affected.

We are subject to various environmental laws and regulations including laws governing the hazardous material content of our products and laws relating to the recycling of electrical and electronic equipment. The laws and regulations to which we are subject include the European Union’s Restriction of Hazardous Substances Directive, or RoHS, and Waste Electrical and Electronic Equipment Directive, or WEEE, as implemented by EU member states. Similar laws and regulations exist or are pending in other regions, including in the United States, and we are, or may in the future be, subject to these laws and regulations.

RoHS restricts the use of certain hazardous materials, including lead, mercury and cadmium, in the manufacture of certain electrical and electronic products, including some of our products. We have incurred, and expect to incur in the future, costs to comply with these laws, including research and development costs, and costs associated with assuring the supply of compliant components. Certain of our products are eligible for an exemption for lead used in network infrastructure equipment. If this exemption is revoked, or if there are other changes to RoHS (or its interpretation) or if similar laws are passed in other jurisdictions, we may be required to reengineer our products to use components compatible with these regulations. This reengineering and component substitution could result in additional costs to us or disrupt our operations or logistics.

WEEE requires producers of electrical and electronic equipment to be responsible for the collection, reuse, recycling and treatment of their products. Currently, our distributors generally take responsibility for this requirement, as they are often the importer of record. However, changes to WEEE and existing or future laws similar to WEEE may require us to incur additional costs in the future.

Any failure to comply with current and future environmental laws could result in the incurrence of fines or penalties and could adversely affect the demand for or sales of our products.

If we were not able to satisfy data protection, security, privacy and other government- and industry-specific requirements or regulations, our business, results of operations and financial condition could be harmed.

Personal privacy, data protection, information security and telecommunications-related laws and regulations have been widely adopted in the United States, Europe and in other jurisdictions where we offer our products.

The regulatory frameworks for these matters, including privacy, data protection and information security matters, is rapidly evolving and is likely to remain uncertain for the foreseeable future. We expect that there will continue to be new proposed laws, regulations and industry standards concerning privacy, data protection, information security and telecommunications services in the United States, the European Union and other jurisdictions in which we operate or may operate, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. For example, the European Commission adopted the General Data Protection Regulation, effective in May 2018, that will supersede current EU data protection legislation, impose more stringent EU data protection requirements and impose greater penalties for noncompliance. Additionally, California enacted the California Consumer Privacy Act of 2018, which takes effect on January 1, 2020, and will broadly define personal information, give California residents expanded privacy rights and protections and provide for civil penalties for violations. We expect that existing laws, regulations and standards may be interpreted in new manners in the future. Future laws, regulations, standards and other obligations, and changes in the interpretation of existing laws, regulations, standards and other obligations could require us to modify our products, restrict our business operations, increase our costs and impair our ability to maintain and grow our channel partner base and increase our revenues.

Although we work to comply with applicable privacy and data security laws and regulations, industry standards, contractual obligations and other legal obligations, those laws, regulations, standards and obligations are evolving and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another. As such, we cannot assure ongoing compliance with all such laws, regulations, standards and obligations. Any failure or perceived failure by us to comply with applicable laws, regulations, standards or obligations, or any actual or suspected security incident, whether or not resulting in unauthorized access to, or acquisition, release or transfer of personally identifiable information or other data, may result in governmental enforcement actions and prosecutions, private litigation, fines and penalties or adverse publicity, and could cause channel partners to lose trust in us, which could have an adverse effect on our reputation and business.

Risks related to our intellectual property

We rely on the availability of third-party licenses, the loss of which could materially harm our ability to sell our products.

We rely on certain software or other intellectual property licensed from third parties. It may be necessary in the future to seek new licenses or renew existing licenses. There can be no assurance that the necessary licenses would be available on acceptable terms, if at all. If we are unable to maintain these licenses, or obtain licenses to alternative third-party intellectual property, on acceptable terms, we may be precluded from selling our products, may be required to re-design our products to eliminate reliance on such third-party intellectual property or otherwise experience disruption in operating our business. Third parties owning such intellectual property may engage in litigation against us seeking protection of their intellectual property rights, any of which could have a material adverse effect on our business, operating results, and financial condition.

If we are unable to protect our intellectual property rights, our competitive position could be harmed or we may incur significant expenses to enforce our rights.

We protect our proprietary information and technology through license agreements, nondisclosure agreements, noncompetition covenants, and other contractual provisions and agreements, as well as through patent, trademark, copyright and trade secret laws in the United States and similar laws in other countries. These protections may not be available in all jurisdictions and may be inadequate to prevent our competitors or other third-party manufacturers from copying, reverse engineering or otherwise obtaining and using our technology, proprietary rights or products. For example, the laws of certain countries in which our products are manufactured or licensed do not protect our proprietary rights to the same extent as the laws of the United States. In addition, third parties may seek to challenge, invalidate or circumvent our patents, trademarks, copyrights and trade secrets, or applications for any of the foregoing. We have focused patent, trademark, copyright and trade secret protection primarily in the United States and Europe, although we distribute our products globally. As a result, we may not have sufficient protection of our intellectual property in all countries where infringement may occur. There can be no assurance that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology or design around our proprietary rights. In each case, our ability to compete could be significantly impaired. To prevent substantial unauthorized use of our intellectual property rights, it may be necessary to prosecute actions for infringement and/or misappropriation of our proprietary rights against third parties. Any such action could result in significant costs and diversion of our resources and management’s attention, and we may not be successful in such action.

Claims by others that we infringe their intellectual property rights could harm our business.

Our industry is characterized by vigorous protection and pursuit of intellectual property rights. A number of companies hold a large number of patents that may cover technology necessary to our products. We have in the past received and expect to continue to receive claims by third parties that we infringe their intellectual property rights. For example, on August 7, 2018, Ubiquiti Networks, Inc. filed a lawsuit, which we refer to as the Ubiquiti Litigation, in the United States District Court, Northern District of Illinois, against us, two of our employees, one of our distributors and one of our end users. The complaint alleges that our development of and sales and promotion of our Elevate software as downloaded on a Ubiquiti device violates the Computer Fraud and Abuse Act and Illinois Computer Crimes Prevention Law, the Digital Millennium Copyright Act and the Copyright Act and constitutes misrepresentation and false advertising and false designation of origin in violation of the Lanham Act and state competition laws, breach of contract, tortious interference with contract and unfair competition, and trademark infringement and common law misappropriation. The complaint also asserts additional claims against all defendants alleging that the development and sales of Elevate violated the Racketeer Influenced and Corrupt Organizations Act. On May 22, 2019, the judge issued his order on the motion to dismiss and dismissed Ubiquiti’s complaint without prejudice. On May 24, 2019, Ubiquiti filed a motion for extension of time to file an amended complaint. We filed a motion objecting to the proposed extension of time on May 24, 2019. On May 28, 2019, the judge issued his order on the motion for extension of time and Ubiquiti has until June 18, 2019 to file an amended complaint. If it does not do so, the dismissal will convert automatically to a dismissal with prejudice. Although we believe Ubiquiti’s claims are without merit and plan to vigorously defend against these claims, if Ubiquiti files an amended complaint, there can be no assurance that we will prevail in the lawsuit.

In addition, we have received correspondence from certain patent holding companies who assert that we infringe certain patents related to wireless communication technologies. We cannot assure you that a court adjudicating a claim that we infringe these patents would rule in our favor should these patent holding companies file suit against us. As our business expands, we enter into new technologies, and the number of products and competitors in our market increases, we expect that infringement claims may increase in number and significance. It is not uncommon for suppliers of certain components of our products, such as chipsets, to be involved in intellectual property-related lawsuits by or against third parties. Our key component suppliers are often targets of such assertions, and we may become a target as well. Any claims or proceedings against us, whether meritorious or not, could be time-consuming, result in costly litigation, require significant amounts of management time or result in the diversion of significant operational resources, any of which could materially and adversely affect our business and operating results.

Intellectual property lawsuits are subject to inherent uncertainties due to the complexity of the technical issues involved, and we cannot be certain that we will be successful in defending ourselves against intellectual property claims. In addition, we currently have a limited portfolio of issued patents compared to our larger competitors, and therefore may not be able to effectively utilize our intellectual property portfolio to assert defenses or counterclaims in response to patent infringement claims or litigation brought against us by third parties. Patent holding companies may seek to monetize patents they previously developed, have purchased or otherwise obtained. Many companies, including our competitors, may now, and in the future, have significantly larger and more mature patent portfolios than we have, which they may use to assert claims of infringement, misappropriation and other violations of intellectual property rights against us. In addition, future litigation may involve non-practicing entities or other patent owners who have no relevant products or revenue and against whom our own patents may therefore provide little or no deterrence or protection, and many other potential litigants have the capability to dedicate substantially greater resources than we do to enforce their intellectual property rights and to defend claims that may be brought against them.

A successful claimant could secure a judgment that requires us to pay substantial damages or prevents us from distributing certain products, obtaining the services of certain employees or independent contractors, or performing certain services. In addition, we might be required to seek a license for the use of such intellectual property, which may not be available on commercially acceptable terms or at all. Alternatively, we may be required to develop non-infringing technology, which could require significant effort and expense and may ultimately not be successful. Any claims or proceedings against us, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time, result in the diversion of significant operational resources, or require us to enter into royalty or licensing agreements.

Although we may be able to seek indemnification from our component suppliers and certain of our third-party manufacturers who have provided us with design and build services, these third-party manufacturers or component suppliers may contest their obligations to indemnify us, or their available assets or indemnity obligation may not be sufficient to cover our losses.

Our obligations to indemnify our channel partners and network operators against intellectual property infringement claims could cause us to incur substantial costs.

We have agreed, and expect to continue to agree, to indemnify our channel partners and network operators for certain intellectual property infringement claims, such as the Ubiquiti Litigation. If intellectual property infringement claims are made against our channel partners or network operators concerning our products, we could be required to indemnify them for losses resulting from such claims or to refund amounts they have paid to us. The maximum potential amount of future payments we could be required to make may be substantial or unlimited and could materially harm our business. We may in the future agree to defend and indemnify our distributors, network operators and other parties, even if we do not believe that we have an obligation to indemnify them or that our services and products infringe the asserted intellectual property rights. Alternatively, we may reject certain of these indemnity demands, which may lead to disputes with a distributor, network operator or other party and may negatively impact our relationships with the party demanding indemnification or result in litigation against us.

If our third-party manufacturers do not respect our intellectual property and trade secrets and produce competitive products using our design, our business would be harmed.

We outsource manufacture, and in some cases hardware design, to third-party manufacturers predominantly in Mexico and China. Prosecution of intellectual property infringement and trade secret theft is more difficult in some of these jurisdictions than in the United States. Although our agreements with our third-party manufacturers generally preclude them from misusing our intellectual property and trade secrets, or using our designs to manufacture product for our competitors, we may be unsuccessful in monitoring and enforcing our intellectual property rights and may find counterfeit goods in the market being sold as our products or products similar to ours produced for our competitors using our intellectual property. Although we take steps to stop counterfeits, we may not be successful and network operators who purchase these counterfeit goods may experience product defects or failures, harming our reputation and brand and causing us to lose future sales.

We use open source software in our products that may subject our firmware to general release or require us to re-engineer our products and the firmware contained therein, which may cause harm to our business.

We incorporate open source software into our products. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the software code. Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the open source software and that we license such modifications or derivative works under the terms of a particular open source license or other license granting third parties certain rights of further use. If we combine our proprietary firmware or other software with open source software in a certain manner, we could, under certain of the open source licenses, be required to release our proprietary source code publicly or license such source code on unfavorable terms or at no cost. Open source license terms relating to the disclosure of source code in modifications or derivative works to the open source software are often ambiguous and few if any courts in jurisdictions applicable to us have interpreted such terms. As a result, many of the risks associated with usage of open source software cannot be eliminated, and could, if not properly addressed, negatively affect our business.

If we were found to have inappropriately used open source software, we may be required to release our proprietary source code, re-engineer our firmware or other software, discontinue the sale of our products in the event re-engineering cannot be accomplished on a timely basis or take other remedial action that may divert resources away from our development efforts, any of which could adversely increase our expenses and delay our ability to release our products for sale. We could also be subject to similar conditions or restrictions should there be any changes in the licensing terms of the open source software incorporated into our products.

Risks related to this offering and ownership of our shares

Because Vector Capital will continue to hold a controlling interest in us, the influence of our public shareholders over significant corporate actions will be limited.

After this offering, affiliates of Vector Capital will directly or indirectly own approximately             % of our outstanding shares through their ownership of VCH, L.P., or             % if the underwriters exercise their option to purchase additional shares in full. As a result, after this offering, Vector Capital will continue to have the power to:

•	control all matters submitted to our shareholders;
•	elect our directors; and
•	exercise control over our business, policies and affairs.

Vector Capital is not prohibited from selling its interest in us to third parties. Accordingly, our ability to engage in significant transactions, such as a merger, acquisition or liquidation, is limited without the consent of Vector Capital. Conflicts of interest could arise between us and Vector Capital, and any conflict of interest may be resolved in a manner that does not favor us. Vector Capital may continue to retain control of us for the foreseeable future and may decide not to enter into a transaction in which you would receive consideration for your shares that is much higher than the cost to you or the then-current market price of those shares. In addition, Vector Capital could elect to sell a controlling interest in us and you may receive less than the then-

current fair market value or the price you paid for your shares. Any decision regarding their ownership of us that Vector Capital may make at some future time will be in their absolute discretion.

In addition, pursuant to the terms of our Amended and Restated Memorandum and Articles of Association, Vector Capital and its affiliates have the right to, and have no duty to abstain from, exercising its right to engage or invest in the same or similar business as us, and do business with any of our channel partners, distributors, network operators and any other party with which the Company does business. In the event that any of our directors or officers who is also a director, officer or employee of Vector Capital or its affiliates acquires knowledge of a corporate opportunity or is offered a corporate opportunity, then Vector Capital or its affiliates may pursue or acquire such corporate opportunity without presenting the corporate opportunity to us without liability, and to the maximum extent permitted by applicable law, such relevant director will be deemed to have fully satisfied their fiduciary duty if the knowledge of such corporate opportunity was not acquired solely in such person’s capacity as our director or officer and such person acted in good faith.

In addition, pursuant to our Amended and Restated Memorandum and Articles of Association, a director who is in any way interested in a contract or transaction with the Company will declare the nature of his interest at a meeting of the board of directors. A director may vote in respect of any such contract or transaction notwithstanding that he may be interested therein and if he does so his vote will be counted and he may be counted in the quorum at any meeting of the board of directors at which any such contract or transaction shall come before the meeting of the board of directors for consideration. In connection with this offering, we have adopted a written audit committee charter, pursuant to which the audit committee must review all related party transactions required to be disclosed in our financial statements and approve any such related party transaction, unless the transaction is approved by another independent committee of our board.

We will be a controlled company within the meaning of Nasdaq rules and, as a result, will qualify for and will rely on exemptions from certain corporate governance requirements.

After the completion of this offering, Vector Capital will continue to control a majority of the voting power of our outstanding shares. As a result, we will be a controlled company within the meaning of the corporate governance standards of the Nasdaq. Under Nasdaq rules, a controlled company may elect not to comply with certain corporate governance requirements of the Nasdaq, including the requirements that:

•	a majority of the board of directors consist of independent directors;

•	the nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	there be an annual performance evaluation of the nominating and corporate governance and compensation committees.

Following this offering, we intend to utilize these exemptions, including the exemption for a board of directors composed of a majority of independent directors. In addition, although we have adopted charters for our audit and compensation committees and intend to conduct annual performance evaluations for these committees, none of these committees will be composed entirely of independent directors immediately following the completion of this offering. We will rely on the phase-in rules of the SEC and Nasdaq with respect to the audit committee. These rules permit us to have an audit committee that has one member that is independent upon the effectiveness of the registration statement of which this prospectus forms a part, a majority of members that are independent within 90 days thereafter and all members that are independent within one year thereafter. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

No public market for our shares currently exists, and an active public trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market or active private market for our shares. Although our shares have been approved for listing on Nasdaq, an active trading market may not develop following the completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the market price of your shares. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

The initial public offering price for our shares will be determined through our negotiations with the underwriters, and may not bear any relationship to the market price at which our shares will trade after this offering or to any other established criteria of the value of our business. The price of our shares that will prevail in the market after this offering may be higher or lower than the price you pay, depending on many factors, many of which are beyond our control and may not be related to our operating performance.

The price of our shares may be volatile, and you could lose all or part of your investment.

The trading price of our shares following this offering may fluctuate substantially and may be higher or lower than the initial public offering price. The trading price of our shares following this offering will depend on a number of factors, including those described in this “Risk factors” section, many of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our shares since you might be unable to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the trading price of our shares include the following:

•	the financial projections we may provide to the public, any changes in those projections or our failure to meet those projections;

•	actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;

•	sales of our shares by us or our shareholders or hedging activities by market participants;

•

failure of financial analysts to maintain coverage of us, changes in financial estimates by any analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	operating performance or stock market valuations of other technology companies generally, or those in our industry in particular;

•	announced or completed acquisitions of businesses or technologies by us or our competitors;

•	general economic conditions and slow or negative growth of our markets;

•	rumors and market speculation involving us or other companies in our industry;

•	litigation involving us, our industry or both or investigations by regulators into our operations or those of our competitors;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidelines, interpretations or principles;

•	any major change in our management; and

•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

In addition, the stock market in general, and the market for technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price of our shares, regardless of our actual operating performance. In the past, following periods of volatility in the overall market and the market prices of particular companies’ securities, securities class action litigations have often been instituted against these companies. Litigation of this type, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Our share price could decline due to the large number of our outstanding shares eligible for future sale.

Sales of substantial amounts of our shares in the public market following this offering, or the perception that these sales could occur, could cause the market price of our shares to decline. These sales could also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Upon completion of this offering, we will have              outstanding shares based on the number of shares outstanding on              and assuming no exercise of the underwriters’ option and the completion of the Recapitalization. The shares sold pursuant to this offering will be immediately tradable without restriction. The remaining shares will become eligible for sale, subject to the provisions of Rule 144 or Rule 701, upon the expiration of agreements not to sell such shares entered into between the underwriters and such shareholders beginning 180 days after the date of this prospectus, subject to extension in certain circumstances.

We and our directors, officers and holders of substantially all of our shares and securities convertible into or exchangeable for our shares have agreed or will agree that, without the prior written consent of J. P. Morgan Securities LLC and Goldman Sachs & Co. LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any of our shares or securities convertible into or exercisable or exchangeable for our shares; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our shares;

whether any transaction described above is to be settled by delivery of our shares or such other securities, in cash or otherwise. This agreement is subject to certain exceptions as set forth in the section entitled “Underwriting.”

The representatives of the underwriters may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreement. After the completion of this offering, we intend to register              shares issued in the Recapitalization and that have been reserved for future issuance under our share incentive plans.

At any time after the expiration of the lock-up agreements entered into in connection with this public offering and when we are ineligible to use a registration statement on Form S-3, Vector Capital will have two demand registration rights, which, when and if exercised, will require us to file a registration statement on Form S-1 with the SEC covering the resale of all or a portion of our registrable securities held by VCH, L.P. At any time that we are eligible to use a registration statement on Form S-3, Vector Capital may at any time require us to file such registration statement with the SEC for all or any portion of our registrable securities held by VCH, L.P. We shall cause any registration statement to be filed as soon as practicable and use our best efforts to cause such shelf registration statement to be declared effective as soon as practicable following the filing of the shelf registration statement and to keep such shelf registration statement in effect until all of the registrable securities held by VCH, L.P. have been resold.

The filing of this shelf registration statement and the existence or exercise of these registration rights may result in the perception of or actual sales of substantial amounts of our shares in the public market following this offering, which may make it difficult for us to raise additional capital.

We may issue our shares or securities convertible into our shares from time to time in connection with a financing, acquisition, investments or otherwise. Any such issuance could result in substantial dilution to our existing shareholders and cause the trading price of our shares to decline.

We may invest or spend the proceeds of this offering in ways with which you may not agree or which may not yield a return.

Our management will have broad discretion to use the net proceeds we receive from this offering, and you will be relying on its judgment regarding the application of these proceeds. We expect to use the net proceeds from this offering as described under the heading “Use of proceeds.” We may also use a portion of the net proceeds to acquire or invest in complementary businesses, technologies or other assets. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds to us from this offering may be invested with a view towards long-term benefits for our shareholders, and this may not increase our operating results or the market value of our shares. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

If you purchase our shares in this offering, you will experience substantial and immediate dilution.

If you purchase our shares in this offering, you will experience substantial and immediate dilution of $             per share based on an assumed initial public offering price of $             per share, the midpoint of the range shown on the cover of this prospectus, because the price that you pay will be substantially greater than the pro forma net tangible book value per share that you acquire giving effect to our intended use of proceeds. This dilution is due to the fact that, after giving effect to the return of capital and accumulated yield in connection with this offering, the amount of distributions to existing shareholders will exceed the aggregate consideration they paid for their shares. You will experience additional dilution upon the exercise of options to purchase shares under our equity incentive plans, if we issue restricted shares to our employees under these plans or if we otherwise issue additional shares. See “Dilution.”

Since we do not expect to pay any dividends for the foreseeable future, you may be forced to sell your shares in order to realize a return on your investment.

We do not anticipate that we will pay any dividends to holders of our shares for the foreseeable future. Any payment of cash dividends will be at the discretion of our board of directors and will depend on our financial condition, capital requirements, legal requirements, earnings, compliance with our credit facility and other factors. Our ability to pay dividends is restricted by the terms of our senior secured credit facilities and might be restricted by the terms of any indebtedness that we incur in the future. Consequently, you should not rely on dividends in order to receive a return on your investment. See “Dividend policy.”

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our shares.

Our Amended and Restated Memorandum and Articles of Association contain provisions to limit the ability of others to acquire control of our company through non-negotiated transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority to issue undesignated, or “blank-check,” preferred shares without shareholder approval. As a result, our board of directors could authorize and issue a series of preferred shares with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult, which may not be in your interest as a holder of our ordinary shares. In addition, our board is staggered and divided into three classes, with each class subject to re-election once every three years on a rotating basis, special meeting of shareholders may only be called by a specified group of directors, executives or shareholders and shareholders must comply with advance notice provisions in order to bring business before or nominate directors for election at shareholder meetings. As a result, shareholders would be prevented from electing an entirely new board of directors at any annual meeting and the ability of shareholders to change the membership of a majority of our board of directors may be delayed.

Because we are incorporated under Cayman Islands law, you may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Amended and Restated Memorandum and Articles of Association, the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are governed by the common law of the Cayman Islands and we have adopted an exclusive forum by law that requires certain shareholder litigations regarding such matters to be brought in Cayman Courts. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our existing articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

In addition, the Cayman Islands courts are also unlikely (1) to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws, or (2) to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment of a foreign court of competent jurisdiction without any re-examination of the merits at common law.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or large shareholders than they would as shareholders of a public company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law (2018 Revision) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of share capital—Differences in corporate law.”

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified members of our board of directors.

As a public company, we will be subject to the reporting requirements of U.S. federal securities laws, the listing requirements of Nasdaq and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. We expect the on-going expense of being a public company to increase our operating expenses significantly following the completion of this offering.

We also expect that being a public company will make it more expensive for us to obtain director and officer liability insurance. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

Our future capital needs are uncertain, and we may need to raise additional funds in the future. If we require additional funds in the future, those funds may not be available on acceptable terms, or at all.

In the future we may need to raise substantial additional capital based on a variety of factors in order to fund our operations or acquire companies or technology. Our future funding requirements will depend on many factors, including:

•	market acceptance of our products and services;

•	the cost of our research and development activities;

•	the cost of defending, in litigation or otherwise, claims that we infringe third-party patents or violate other intellectual property rights;

•	the cost and timing of establishing additional sales, marketing and distribution capabilities;

•	the cost and timing of establishing additional technical support capabilities; and

•	the effect of competing technological and market developments.

We may require additional funds in the future, and we may not be able to obtain those funds on acceptable terms, or at all. Any debt or additional equity financing that we raise may contain terms that are not favorable to us or our shareholders. Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt. Any debt or additional equity financing that we raise may contain terms that are not favorable to us or our shareholders. If we raise additional funds by issuing equity securities, our shareholders may experience dilution. Our Amended and Restated Memorandum and Articles of Association allows our board of directors to authorize the issuance of a series of preferred shares that would grant to such holders conversion rights, preferred rights to our assets upon liquidation, the right to receive dividends before dividends are declared to holders of our ordinary shares, and the right to the redemption of such preferred shares. To the extent that we do issue such preferred shares, your rights as holders of ordinary shares could be impaired thereby, including without limitation, dilution of your ownership interests in us.

We are an emerging growth company, and any decision on our part to comply only with certain reduced disclosure requirements applicable to emerging growth companies could make our shares less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years after the completion of this offering, although if the market value of our shares that is held by non-affiliates exceeds $700 million as of any June 30 before that time or if we have total annual gross revenues of $1.07 billion or more during any fiscal year before that time, we would cease to be an emerging growth company as of the end of that fiscal year, or if we issue more than $1 billion in non-convertible debt in a three-year period, we would cease to be an emerging growth company immediately. We cannot predict if investors will find our shares less attractive if we choose to rely on these exemptions. If some investors find our shares less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our shares and our share price may be more volatile.

Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Our directors may have conflicts of interest because of their ownership of equity interests of, and their employment with, our parent company and our affiliates.

Two of our directors hold ownership interests in Vector Capital as well as ownership in and employment positions with its affiliates. Ownership interests in Vector Capital by our directors could create, or appear to create, potential conflicts of interest when our directors are faced with decisions that could have different implications for us and for Vector Capital or its affiliates. We cannot assure you that any conflicts of interest will be resolved in our favor. For a further description of our relationship with Vector Capital, see “Certain relationships and related party transactions—Transactions with VCH, L.P. and its affiliates.”

We may face exposure to unknown tax liabilities, which could adversely affect our financial condition, cash flows and results of operations.

We are subject to income and non-income based taxes in the United States and in various non-U.S. jurisdictions. We file U.S. federal income tax returns as well as income tax returns in various U.S. state and local jurisdictions and many non-U.S. jurisdictions. The United States, United Kingdom, India, Mexico, and Brazil are the main taxing jurisdictions in which we operate. Significant judgement is required in dealing with uncertainties in the application of complex tax regulations when calculating our worldwide income tax liabilities and other tax liabilities. We are not aware of any uncertain tax positions as specified by FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes. We expect to continue to benefit from our implemented tax positions. We believe that our tax positions comply with applicable tax law and intend to vigorously defend our positions. However, as described below, tax authorities could take differing positions on certain issues.

We may be subject to income tax audits in all the jurisdictions in which we operate. The years open for audit vary depending on the tax jurisdiction. In the United States, we are no longer subject to U.S. federal income tax examinations by tax authorities for years before 2015. In the non-U.S. jurisdictions, the tax returns that are open vary by jurisdiction and are generally for tax years between 2012 through 2018. We routinely assess exposures to any potential issues arising from current or future audits of current and prior years’ tax returns. When assessing such potential exposures and where necessary, we provide a reserve to cover any expected loss. To the extent that we establish a reserve, we increase our provision for income taxes. If we ultimately determine that payment of these amounts is unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine that the liability is no longer necessary. We record an additional charge in our provision for taxes in the period in which we determine that tax liability is greater than the original estimate. If the governing tax authorities have a differing interpretation of the applicable law, a successful challenge of any of our tax positions could adversely affect our financial condition, cash flows and/or results of operations.

Cautionary note regarding forward-looking statements

This prospectus contains forward-looking statements within the meaning of the federal securities laws. All statements other than statements of historical fact contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described in the “Risk factors” section and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Some of the key factors that could cause actual results to differ from our expectations include:

•	the unpredictability of our operating results;

•	our inability to predict and respond to emerging technological trends and network operators’ changing needs;

•	our reliance on third-party manufacturers, which subjects us to risks of product delivery delays and reduced control over product costs and quality;

•	our reliance on distributors and value-added resellers for the substantial majority of our sales;

•	the inability of our third-party logistics and warehousing providers to deliver products to our channel partners and network operators in a timely manner;

•	the quality of our support and services offerings;

•	our expectations regarding outstanding litigation;

•	our or our distributors’ and channel partners’ inability to attract new network operators or sell additional products to network operators that currently use our products;

•	the difficulty of comparing or forecasting our financial results on a quarter-by-quarter basis due to the seasonality of our business;

•	our limited or sole source suppliers’ inability to produce third-party components to build our products;

•	the technological complexity of our products, which may contain undetected hardware defects or software bugs;

•	our channel partners’ inability to effectively manage inventory of our products, timely resell our products or estimate expected future demand;

•	credit risk of our channel partners, which could adversely affect their ability to purchase or pay for our products;

•	our inability to manage our growth and expand our operations;

•	unpredictability of sales and revenues due to lengthy sales cycles;

•	our inability to maintain an effective system of internal controls, remediate our material weakness, produce timely and accurate financial statements or comply with applicable regulations;

•	our reliance on the availability of third-party licenses;

•	risks associated with international sales and operations;

•	current or future unfavorable economic conditions, both domestically and in foreign markets;

•	our inability to obtain intellectual property protections for our products; and

•	our use of proceeds from this offering.

Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein until after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

Market, industry and other data

This prospectus contains estimates, projections and information concerning our industry, including market size and growth rates of the markets in which we participate, and discussion of our general expectations, market position, and market opportunity. This information is based on various sources, including industry publications, surveys and forecasts, on assumptions that we have made that are based on such data and other similar sources and on our knowledge of the markets for our services. Certain statistical data, estimates and forecasts contained in this prospectus are sourced from the following independent industry publications or reports, in some cases, as modified based on communications with representatives of such industry research companies:

•	Cisco Visual Networking Index Global Mobile Data Traffic Forecast, 2017-2022, February 2019;

•	International Data Corporation, Inc., Market Forecast: Worldwide Enterprise WLAN Forecast, 2018–2022, January 2018;

•	International Data Corporation, Inc., WW Datacenter Networks, 2018 Q4, March 2019;

•	QYResearch, 2018 Market Research Report on Global Point-to-Multipoint Microwave Backhaul Systems Industry; and

•	Sky Light Research, LLC, Microwave Point-to-Point Radio Equipment Worldwide Five Year Forecast Report, Calendar Year 2017–2021.

Each of these reports is based on a number of assumptions and limitations. Industry data and other third-party information have been obtained from sources believed to be reliable, but we have not independently verified any third-party information. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us.

Use of proceeds

We estimate that the net proceeds from the sale of the              shares that we are selling in this offering will be approximately $             million, based on an assumed initial public offering price of $             per share, the midpoint of the range on the front cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses. If the underwriters fully exercise their option to purchase additional shares in this offering, we estimate that our net proceeds will be approximately $             million.

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds from this offering by $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each 1,000,000 share increase (decrease) in the number of shares offered by us would increase (decrease) the net proceeds from this offering by $             million, assuming no change in the assumed initial public offering price deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to create a public market for our shares, facilitate access to the public equity markets, increase our visibility in the marketplace and obtain additional capital.

We intend to use approximately $         million of the net proceeds from this offering to pay down our credit facility and $5.6 million of the net proceeds from this offering to pay management fees to VCH, L.P. and its affiliates. For further information on how this amount was determined, please refer to “Certain relationships and related party transactions—Transactions with VCH, L.P. and its affiliates.” Aside from these payments, we will have no future obligations to return capital or pay management fees to VCH, L.P., Vector Capital or any of its affiliated entities after this offering.

We expect to use the remainder of the net proceeds from this offering for working capital and general corporate purposes. In addition, we believe that opportunities may exist from time to time to expand our current business through acquisitions of or investments in complementary products, technologies or businesses. While we have no agreements, commitments or understandings for any specific acquisitions at this time, we may use a portion of the net proceeds from this offering for these purposes.

Aside from the return of capital and accumulated yield and payment of management fees to VCH, L.P. and its affiliates, our management will have broad discretion in the application of the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of the net proceeds. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations, the anticipated growth of our business, and the availability and terms of alternative financing sources to fund our growth. Pending use of the net proceeds as described above, we intend to invest the proceeds in short-term, interest-bearing obligations, investment-grade securities, certificates of deposit or direct or guaranteed obligations of the U.S. government. The goal with respect to the investment of these net proceeds will be capital preservation and liquidity so that these funds are readily available to fund our operations.

Dividend policy

In December 2017, we distributed an aggregate of $75.0 million to VCH, L.P. to redeem outstanding preference shares of Cambium Networks Ltd., our subsidiary, held by VCH, L.P., pay interest and return capital. We do not have any present plan to pay any cash dividends on our shares in the foreseeable future after the completion of this offering. We currently intend to retain our available funds and any future earnings to operate and expand our business.

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands exempted company may pay a dividend out of either profit, share premium account or distributable reserves, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Our credit facility contains covenants that limit our ability to pay dividends on our shares.

We are a holding company incorporated in the Cayman Islands. For our cash requirements, including any payment of dividends to our shareholders, we rely on dividends or other distributions by our subsidiary in England, and its subsidiaries in the United States and elsewhere.

Capitalization

The following table sets forth our cash balances and capitalization as of March 31, 2019:

•	on an actual basis;

•

on a pro forma basis reflecting (i) the Recapitalization, based on an assumed initial public offering price of $            , the midpoint of the range on the cover of this prospectus, and (ii) the filing of our Amended and Restated Memorandum and Articles of Association, which will occur immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis reflecting (i) the pro forma adjustments indicated above, (ii) the receipt by us of the net proceeds from the sale of              shares in this offering at an assumed initial public offering price of $             per share, the midpoint of the range on the front cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and (iii) the application of the net proceeds of the offering as described in “Use of proceeds.”

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. This information should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2019
(in thousands, except share and per share data)	Actual	Pro forma	Pro forma as adjusted
Cash	$3,801	$	$

Total debt	103,087
Shares, $ par value per share; shares authorized pro forma; shares authorized pro forma as adjusted; shares issued and outstanding pro forma; and shares issued and outstanding pro forma as adjusted	772
Additional paid-in capital	24,651
Accumulated other comprehensive income	(223)
Accumulated deficit	(43,911)

Total shareholders’ (deficit) equity	(18,711)

Total capitalization	$84,376	$	$

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of cash and cash equivalents, additional paid-in capital, total shareholders’ equity and total capitalization by $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each 1,000,000 share increase (decrease) in the number of shares offered by us would increase (decrease) the pro forma as adjusted amount of cash and cash equivalents, additional paid-in capital, total shareholders’ equity and total capitalization by $             million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The preceding table:

•	assumes that the underwriters do not exercise their option in this offering to purchase additional shares;

•	excludes shares subject to unvested restricted share awards;

•	excludes shares underlying restricted share units; and

•	excludes shares reserved for future issuance under our 2019 Share Incentive Plan.

Dilution

If you invest in our shares, your interest will be diluted to the extent of the difference between the initial public offering price per share and our net tangible book value per share immediately after the completion of this offering. Dilution results from the fact that the initial public offering price per share is substantially in excess of the book value per share attributable to the existing shareholders for our presently outstanding shares.

Our pro forma net tangible book value as of March 31, 2019 was $            , or              per share. Pro forma net tangible book value per share represents the amount of total consolidated assets, minus the amounts of intangible assets, goodwill and total liabilities, divided by the total number of shares outstanding after giving effect to the Recapitalization on a pro forma basis based on an assumed initial public offering price of $        , per share, the midpoint of the page range set forth on the cover page of this prospectus. Dilution is determined by subtracting pro forma as adjusted net tangible book value per share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price per share.

Without taking into account any other changes in such net tangible book value after March 31, 2019, other than to give effect to the issuance and sale of              shares in this offering at an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and assuming the underwriters’ option to purchase additional shares is not exercised, our pro forma as adjusted net tangible book value as of March 31, 2019 would have been $             per outstanding share. This represents an immediate increase in net tangible book value of $             per share, to existing shareholders and an immediate dilution in net tangible book value of $             per share, to investors purchasing shares in this offering. The pro forma information discussed above is illustrative only.

The following table illustrates such dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of March 31, 2019	$
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing shares in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors purchasing shares in this offering		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by $             million, our pro forma as adjusted net tangible book value per share after this offering by $             and the dilution per share to new investors purchasing shares in this offering by $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase of 1,000,000 shares in the number of shares offered by us would increase our pro forma as adjusted net tangible book value per share after this offering by $             and decrease the dilution per share to new investors participating in this offering by $            , assuming no change in the assumed initial public offering price and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A decrease of 1,000,000 shares in the number of shares offered by us would decrease our pro forma as adjusted net tangible book value per share after this offering by $             and increase the dilution per share to new investors by $            , assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters fully exercise their option to purchase additional shares in this offering, our pro forma as adjusted net tangible book value per share after this offering would be $             per share, and the dilution per share to new investors purchasing shares in this offering would be $             per share, in each case assuming an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on a pro forma as adjusted basis as of March 31, 2019, the differences between the existing shareholders as of March 31, 2019 and the new investors with respect to the number of shares purchased from us in this offering, the total consideration paid and the average price per share paid at an assumed initial public offering price of $             per share before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The total number of ordinary shares does not include shares underlying the shares issuable upon exercise of the option to purchase additional shares which we have granted to the underwriters.

	Shares purchased		Total consideration		Average price per share
	Number	Percent
Existing Investors		%	$	*	$	*
New Investors

Total		%

*	After giving effect to the return of capital and accumulated yield in connection with this offering, the amount of distributions to existing shareholders, in the aggregate, will exceed the total consideration paid for such shares.

If the underwriters exercise their option to purchase additional shares in full, the percentage of shares held by existing shareholders will decrease to approximately             % of the total number of our shares outstanding after this offering, and the number of shares held by new investors will be increased to             , or approximately             % of the total number of our shares outstanding after this offering.

The preceding table excludes, as of March 31, 2019:

•	shares subject to unvested restricted share awards;

•	shares underlying restricted share units; and

•	shares reserved for future issuance under our 2019 Share Incentive Plan.

Selected consolidated financial data

The selected consolidated statements of income data for 2016, 2017, and 2018 and the selected consolidated balance sheet data as of December 31, 2017 and 2018 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statements of income data for the three months ended March 31, 2018 and 2019 and the selected consolidated balance sheet data as of March 31, 2019 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in any future period, and the results for any interim period are not necessarily indicative of the results that may be expected in any full year. You should read the following selected consolidated financial data in conjunction with the section of this prospectus titled “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

					Three months ended March 31,
(in thousands, except share and per share data)	2016	2017	2018		2018	2019

Consolidated Statements of Income Data:
Revenues	$181,444	$216,671		$241,762	$58,453		$68,112
Costs of revenues	91,715	105,960		126,267	30,250		36,322

Gross profit	89,729	110,711		115,495	28,203		31,790

Operating expenses:
Research and development	26,267	32,227		38,917	9,385		10,482
Sales and marketing	29,621	37,209		42,658	10,419		10,218
General and administrative	13,281	17,578		18,804	4,321		5,130
Depreciation and amortization	8,433	8,824		8,765	2,370		1,281

Total operating expenses	77,539	95,838		109,144	26,495		27,111

Operating income	12,190	14,873		6,351	1,708		4,679
Interest expense	7,565	5,018		8,113	1,758		2,268
Other expense, net	165	474		550	231		134

Income (loss) before income taxes	4,460	9,381		(2,312)	(281)		2,277
Provision (benefit) for income taxes	1,547	(418)		(799)	(54)		415

Net income (loss)	2,913	9,799		(1,513)	(227)		1,862
Less: Net income attributable to non-controlling interest	638	671		—	—		—

Net income (loss) attributable to shareholders	$2,275	$9,128		$(1,513)	$(227)		$1,862

Earnings (loss) per share:(1)
Basic and diluted	$2,947.69	$11,827.05		$(1,960.38)	$(294.12)		$2,412.57

Shares outstanding:
Basic and diluted	771.79	771.79		771.79	771.79		771.79

Pro forma net income (loss) per share,
Basic and diluted			$			$

Pro forma weighted average shares used in computing basic and diluted net income (loss) per share(2)

(1)	Share numbers reflect historical outstanding share numbers as reflected in the consolidated financial statements and do not reflect the effect of the Recapitalization. For further information please see “Prospectus summary—Recapitalization and return of capital” and Note 13 to our consolidated financial statements.

(2)	The calculation of the denominator of basic and diluted EPS gives effect to the adjustments to reflect the weighted average effect of the Recapitalization as of December 31, 2018 and March 31, 2019, as if the transaction occurred at January 1, 2018.

	As of December 31,		As of March 31,
(in thousands)	2017	2018	2019

Consolidated Balance Sheet Data
Cash	$7,377	$4,441	$3,801
Working capital(1)	30,986	39,274	37,359
Total assets	121,613	142,057	154,445
Total debt(2)	87,377	103,019	100,809
Total shareholders’ deficit	(17,826)	(20,571)	(18,711)

(1)	Working capital comprises total current assets of $85.6 million less total current liabilities of $54.6 million, total current assets of $105.6 million less total current liabilities of $66.3 million and total current assets of $110.5 million less total current liabilities of $73.1 million, at December 31, 2017, December 31, 2018 and March 31, 2019, respectively.
(2)	Total debt comprises external debt. Total debt is net of deferred issuance costs of $2.6 million, $2.4 million and $2.3 million at December 31, 2017, December 31, 2018 and March 31, 2019, respectively.

Non-GAAP financial measure

In addition to providing financial measurements based on generally accepted accounting principles in the United States (GAAP), we provide an additional financial metric that is not prepared in accordance with GAAP (non-GAAP). Management uses this non-GAAP financial measure, in addition to GAAP financial measures, to understand and compare operating results across accounting periods, for financial and operational decision making, for planning and forecasting purposes, to measure executive compensation and to evaluate our financial performance. We believe that this non-GAAP financial measure helps us to identify underlying trends in our business that could otherwise be masked by the effect of the expenses that we exclude in the calculations of the non-GAAP financial measure.

Accordingly, we believe that this financial measure reflects our ongoing business in a manner that allows for meaningful comparisons and analysis of trends in the business and provides useful information to investors and others in understanding and evaluating our operating results, enhancing the overall understanding of our past performance and future prospects. Although the calculation of non-GAAP financial measures may vary from company to company, our detailed presentation may facilitate analysis and comparison of our operating results by management and investors with other peer companies, many of which use a similar non-GAAP financial measure to supplement their GAAP results in their public disclosures. This non-GAAP financial measure is Adjusted EBITDA, as discussed below.

Adjusted EBITDA. Adjusted EBITDA is defined as net income as reported in our consolidated statements of income excluding the impact of (i) interest expense (income), net; (ii) income tax provision (benefit); (iii) depreciation and amortization expense and (iv) Sponsor fees associated with advisory services. EBITDA is widely used by securities analysts, investors and other interested parties to evaluate the profitability of companies. EBITDA eliminates potential differences in performance caused by variations in capital structures (affecting net finance costs), tax positions (such as the availability of net operating losses against which to relieve taxable profits), the cost and age of tangible assets (affecting relative depreciation expense) and the extent to which intangible assets are identifiable (affecting relative amortization expense). We adjust EBITDA to also exclude Sponsor fees, in order to eliminate the impact on reported performance caused by these fees, which are related to our ownership structure.

This non-GAAP financial measure does not replace the presentation of our GAAP financial results and should only be used as a supplement to, not as a substitute for, our financial results presented in accordance with GAAP. There are limitations in the use of non-GAAP measures, because they do not include all the expenses that must be included under GAAP and because they involve the exercise of judgment concerning exclusions of items from the comparable non-GAAP financial measure. In addition, other companies may use other measures to evaluate their performance, or may calculate non-GAAP measures differently, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison.

The following table reconciles Adjusted EBITDA to net income (loss), the most directly comparable financial measure, calculated and presented in accordance with GAAP (in thousands):

				Three months ended March 31,
(in thousands)	2016	2017	2018	2018	2019
GAAP net income (loss)	$2,913	$9,799	$(1,513)	$(227)	$1,862

Adjustments
Net interest expense	7,565	5,018	8,113	1,758	2,268
Income tax provision (benefit)	1,547	(418)	(799)	(54)	415
Depreciation and amortization expense(1)	8,433	8,871	9,018	2,370	1,360
Sponsor fees	500	2,500	500	125	125

Total Adjustments	18,045	15,971	16,832	4,199	4,168

Adjusted EBITDA	$20,958	$25,770	$15,319	$3,972	$6,030

(1)	Includes amortization of capitalized internal costs for software to be sold or marketed externally included in cost of revenues and excludes amortization of debt issuance costs, which is included in interest expense.

Management’s discussion and analysis of financial condition and results of operations

The following discussion of our financial condition and results of operations should be read together with our consolidated financial statements and related notes and other financial information included in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in the section titled “Risk factors.” Our historical results are not necessarily indicative of the results that may be expected for any period in the future, and our interim results are not necessarily indicative of the results we expect for the full calendar year or any other period.

Overview

We provide wireless broadband networking infrastructure solutions for network operators, including medium-sized wireless Internet service providers, enterprises and government agencies. Our scalable, reliable and high-performance solutions create a purpose-built wireless fabric that connects people, places and things across distances ranging from two meters to more than 100 kilometers, indoors and outdoors, using licensed and unlicensed spectrum, at attractive economics. Our embedded proprietary RF technology and software enables automated optimization of data flow at the outermost points in the network, which we refer to as the “intelligent edge.”

We were formed in 2011, when Cambium Networks acquired the PTP and PMP businesses from Motorola Solutions. Prior to the acquisition by Cambium Networks, Motorola had invested over a decade in developing the technology and intellectual property assets that formed the foundation of our business, having launched the Canopy PMP business in 1999 and having acquired the Orthogon Systems PTP business in 2006. Following the acquisition, we renamed the business Cambium Networks and leveraged the technology to continue to develop and offer an extensive portfolio of reliable, scalable and secure enterprise-grade fixed wireless broadband PTP and PMP platforms, Wi-Fi and IIoT solutions.

Key Development Milestones

We offer our wireless broadband solutions in five categories:

•

Our PTP backhaul portfolio is comprised of products operating in unlicensed spectrum below 6 GHz, and those operating in licensed spectrum between 6 and 38 GHz. The mainstay of our backhaul offering is the PTP 650/670 for commercial applications and PTP 700 for national security and defense applications, each of which operate in unlicensed spectrum. In addition, our PTP 820 series offers carrier-grade microwave backhaul in licensed spectrum, and our recently introduced PTP 550 offers price-performance leadership in spectral efficiency in unlicensed spectrum.

•

Our PMP portfolio ranges from our top-of-the line PMP 450 series products to our ePMP solutions for network operators that need to optimize for both price and performance. The PMP 450 series is optimized for performance in high-density and demanding physical environments, and includes the PMP 450m with integrated cnMedusa massive multi-user multiple input/multiple output, or MU-MIMO, technology. For less demanding environments, ePMP provides a high quality platform at a more affordable price, and includes ePMP Elevate software, which enables network operators to scale networks efficiently by leveraging pre-existing CPE from certain other vendors within a Cambium deployment.

•

Our cnPilot cloud-managed Wi-Fi solutions for indoor and outdoor enterprise, small business and home applications are based on the 802.11ac Wave 2 standard and offer a range of access points and RF technology that enable network optimization based on desired geographic coverage and user density.

•

Our cnMatrix cloud-managed wireless-aware switching solution provides the intelligent interface between wireless and wired networks. cnMatrix’s policy-based configuration accelerates network deployment, mitigates human error, increases security, and improves reliability.

•

Our cnReach family of narrow-bandwidth connectivity products enables IIoT applications, such as supervisory control and data acquisition, or SCADA, processes in the oil and gas, electric utility, water, railroad and other industrial settings.

We generate a substantial majority of our sales through our global channel distribution network, including, as of March 31, 2019, approximately 150 distributors that we sell to directly, together with value added resellers supplied by these distributors. Our channel partners provide lead generation, pre-sales support and product fulfillment. Although we fulfill sales almost exclusively through our channel partners, we engage directly with network operators in our key vertical markets, including wireless Internet service providers, enterprises, industrial communications, federal defense and national security agencies, and state and local governments, through our global sales personnel and regional technical managers. Our sales personnel and technical managers respond to bids or requests for quotes, typically in collaboration with a channel partner. Our distributors carry inventory of our products for resale, and generally have stock rotation rights only if they simultaneously place an off-setting order for product. As such, we generally recognize revenue from sales to distributors on a sell-in basis, and manage our finished goods inventory efficiently to plan for distributor demand.

We outsource production to third-party manufacturers, which are responsible for purchasing and maintaining inventory of components and raw materials and, in certain cases, we resell third-party products on a white-label basis. We believe that this approach gives us the advantages of relatively low capital investment and significant flexibility in scheduling production, managing inventory levels and providing a comprehensive solution to meet network operator demand. The majority of our products are delivered to us at one of three distribution hubs, where we have outsourced the warehousing and delivery of our products to a third-party logistics provider and from which we manage worldwide fulfillment.

To capitalize on our market opportunity, we invest heavily in growing our business. Our research and development expense in 2016, 2017, and 2018 and the three months ended March 31, 2019 was $26.3 million, $32.2 million, $38.9 million and $10.5 million, respectively, as we continue to design and develop new products and enhance and refresh existing products. Similarly, our sales and marketing expense in 2016, 2017, and 2018 and the three months ended March 31, 2019 was $29.6 million, $37.2 million, $42.7 million and $10.2 million, respectively, which was driven both by expansion of our sales force and by increased variable sales expense resulting from our revenue growth. In 2016, 2017, and 2018 and the three months ended March 31, 2019, our revenues were $181.4 million, $216.7 million, $241.8 million and $68.1 million, respectively. During the same periods, our net income (loss) was $2.9 million, $9.8 million, $(1.5) million and $1.9 million, respectively.

Trends and other factors affecting our business

The future growth of our business will be substantially dependent on our ability to capitalize on growing global demand for fixed wireless broadband solutions serving low-density urban and rural environments, enterprise Wi-Fi and IIoT applications. To drive adoption of our solutions, we engage both directly and in conjunction with our channel partners to educate network operators about the value proposition of our product offering. We also work continually with network operators that have already deployed our solutions to identify opportunities for scaling existing networks and addressing new use cases with our technology, and we estimate that additional purchases by network operators that have previously purchased our products typically account for a majority of our revenues in any given period. Because we recognize most of our revenues for product sales in the period in which the sale occurs and product revenues comprise over 95% of our total revenues, our future reported operating results will be dependent upon both landing new network operators and expanding our sales to our installed base in the period reported.

Our ability to grow our business will also be substantially affected by the extent to which we are successful in making new product introductions. We invest heavily in research and development to ensure that we are regularly introducing new products to take advantage of evolving technological developments, such as changes in industry standards and Wi-Fi protocols. In addition, new product innovation is driven by regulatory developments in the global markets we serve, such as the availability of new licensed and unlicensed spectrum for fixed wireless broadband communications, as well as evolving technical compliance regimes in local jurisdictions. Our product strategy may also be affected by competitive factors, such as pricing pressure. To address such competitive conditions, we introduced our lower cost ePMP and PTP 550 products that allow us to target certain market segments without compromising our gross margins on our more sophisticated and functionally versatile products. If we experience delays in product development or launch or experience post-launch problems with our products that disrupt market acceptance, our reputation for quality and our operating results could be materially and adversely affected.

Our operating results have historically been affected by seasonal factors. Specifically, because our PTP, PMP and certain cnPilot Wi-Fi products are typically deployed in outdoor settings and a majority of our sales are in the Northern hemisphere, our third quarter generally reflects our highest revenues of the year and our first quarter generally reflects our lowest revenues of the year. The seasonality is largely attributable to weather conditions affecting network operators’ installation activities. We expect to continue to experience this seasonality for the foreseeable future. In addition, certain distributors are in jurisdictions that impose taxes on inventory held at year end, and as such, purchases from these distributors could be lower in the fourth quarter as they seek to manage their inventory.

In December 2017, we entered into our amended and restated secured credit facility and incurred $90.0 million of indebtedness to repay outstanding secured indebtedness, redeem preferred equity issued by one of our subsidiaries and held by VCH, L.P. and return capital to VCH, L.P. In November 2018, we entered into a waiver and amendment to our secured credit facility which converted the $10.0 million outstanding on the revolving credit facility to a term loan and provided for a new $10.0 million revolving credit facility, increasing the total borrowings under the term loans to $100 million and keeping the revolving credit facility at $10 million. As part of the amended terms, Vector Capital IV, L.P., an affiliate of the general partner of our sole shareholder, agreed to guarantee repayment of up to $25 million of the term loan. In addition, the amendment amended certain terms and modified debt covenants, and provided a waiver by the lenders due to our failure to meet certain financial covenants. As of March 31, 2019, we had $93.1 million of outstanding term debt and $10.0 million outstanding of borrowings under our revolving credit facility. We intend to use $         million of the net proceeds of the offering to pay down our credit facility. Our current indebtedness may impair our ability to raise additional credit if needed, will result in increased cash-paid debt service obligations and requires us to comply with customary operational and financial covenants. Any of these factors may impair our operational flexibility and ability to execute on our strategy. See “Certain relationships and related party transactions—Transactions with VCH, L.P. and its affiliates” for more information regarding payments to VCH, L.P. and its affiliates.

Share-based compensation expense in connection with this offering

Prior to this offering, all of the share-based compensation awards held by our employees were granted in respect of Class B Units of VCH, L.P., and, regardless of whether or not vested, the holders were not entitled to participate in any distributions by VCH, L.P. until all original invested capital and yield on VCH, L.P.’s Class A Units had been returned. As such, we have not recorded any compensation expense associated with these share-based compensation awards for the years ended December 31, 2016, 2017, or 2018 or the three months ended March 31, 2019. We have deferred recognition of compensation expense associated with these awards, which we refer to as the Deferred Share-based Compensation Expense, and will recognize such amounts as compensation expense in the period in which we complete this offering. As of March 31, 2019, we had $17.8 million of Deferred Share-based Compensation Expense.

Contingent and effective upon this offering certain share-based compensation awards will be modified to provide that the performance-based vesting criteria associated with such awards will be met. This modification will cause us to re-measure the value of the share-based compensation awards as of the date they become vested. Any increase in value of these awards resulting from re-measurement will be charged to operations in the period that we complete this offering.

As a result of the recognition of the Deferred Share-based Compensation Expense as well as the re-measurement of expense expected upon completion of this offering, we expect to incur an aggregate compensation expense of $         million in the quarterly period in which we complete this offering, of which $         million will be non-cash and $         million will be in cash. Of these amounts, $         million, $         million, $         million and $         million will be recognized as cost of revenues, research and development expense, sales and marketing expense, and general and administrative expense, respectively.

Key components of our results of operations and financial conditions

Revenues

Our revenues are generated primarily from the sale of our products, which consist of hardware with essential embedded software. Our revenues also include limited amounts for software products and extended warranty on hardware products. We generally recognize product revenues at the time of shipment, provided that all other revenue recognition criteria have been met. Revenues are recognized net of estimated stock returns, volume-based rebates and cooperative marketing allowances that we provide to distributors. We provide a standard one-year warranty on our hardware products, that includes access to telephone and internet support. In addition, we offer extended warranties on certain hardware products. We recognize revenues on extended warranties on a straight-line basis over the contractual period. We provide our cnMaestro, LINKPlanner and cnArcher applications as supplemental tools to help network operators design, install, and manage their networks, and as a means of driving sales of our hardware products. We presently offer these applications without additional charge to the customer and these applications are not essential to the operation of our products.

Cost of revenues and gross profit

Our cost of revenues is comprised primarily of the costs of procuring finished goods from our third-party manufacturers, third-party logistics and warehousing provider costs, freight costs and warranty costs. We outsource our manufacturing to third-party manufacturers located primarily in Mexico, China and Israel. Cost of revenues also includes costs associated with supply operations, including personnel related costs, provision for excess and obsolete inventory, third-party license costs and third-party costs related to services we provide. Beginning in the fourth quarter of 2017, cost of revenues includes amortization of capitalized internal costs for software to be sold or marketed externally.

Gross profit has been and will continue to be affected by various factors, including changes in product mix. The margin profile of products within each of our core product categories can vary significantly depending on the operating performance, features and manufacturer of the product. Generally, our gross margins on backhaul and access point products are greater than those on our CPE products. Because the ratio of CPE to PTP and PMP access points typically increases as network operators build out the density of their networks, increases in follow-on sales to network operators as a percentage of our total sales typically have a downward effect on our overall gross margins. Finally, gross margin will also vary as a function of changes in pricing due to competitive pressure, our third-party manufacturing and other production costs, cost of shipping and logistics, provision for excess and obsolete inventory and other factors. We expect our gross margins will fluctuate from period to period depending on the interplay of these various factors.

Operating expenses

We classify our operating expense as research and development, sales and marketing, and general and administrative expense. Personnel costs are the primary component of each of these operating expense categories, which consist of cash-based personnel costs, such as salaries, sales commissions, benefits and bonuses. From and after this offering, operating expenses will also include share-based compensation expense. In addition, we separate depreciation and amortization in their own category.

Research and development

In addition to personnel-related costs, research and development expense consists of costs associated with design and development of our products, product certification, travel and recruiting. We generally recognize research and development expense as incurred. For certain of our software projects under development, we capitalize the development cost during the period between determining technological feasibility of the product and commercial release. We amortize the capitalized development cost upon commercial release, generally over three years. We typically do not capitalize costs related to the development of first generation product offerings as technological feasibility generally coincides with general availability of the software. We expect research and development expense to increase in absolute dollars as we continue to invest in our future products and services.

Sales and marketing

In addition to personnel costs for sales, marketing, service and product line management personnel, sales and marketing expense consists of our training programs, trade shows, marketing programs, promotional materials, demonstration equipment, national and local regulatory approval on our products, travel and entertainment, and recruiting. We expect sales and marketing expense to continue to increase in absolute dollars as we increase the size of our sales, marketing, service, and product line management organization in support of our investment in our growth opportunities, and, in particular, as we continue to expand our global distribution network.

General and administrative

In addition to personnel costs, general and administrative expense consists of professional fees, such as legal, audit, accounting, information technology and consulting costs, facilities and other supporting overhead costs, as well as loan transaction fees and management fees paid to Vector Capital. We expect general and administrative expense to increase in absolute dollars following the completion of our initial public offering due to additional legal fees and accounting, insurance, investor relations and other costs associated with being a public company, partially offset by the absence of financing and management fees to Vector Capital following this offering.

Depreciation and amortization

Depreciation and amortization expense consists of depreciation related to fixed assets such as computer equipment, furniture and fixtures, and testing equipment, as well as amortization related to acquired and internal use software and definite lived intangibles.

Provision for income taxes

Our provision for income taxes consists primarily of income taxes in the jurisdictions in which we conduct business. As we have expanded our international operations, we have incurred increased foreign tax expense, and we expect this to continue. We expect to fully utilize our deferred tax assets, and therefore have not recorded a valuation allowance against our deferred tax assets at December 31, 2017, 2018 and March 31, 2019.

Results of operations

The following tables present our historical operating results in dollars and as a percentage of revenues for the periods presented:

				Three months ended March 31,
(in thousands)	2016	2017	2018	2018	2019

Statements of Income Data:
Revenues	$181,444	$216,671	$241,762	$58,453	$68,112
Costs of revenues	91,715	105,960	126,267	30,250	36,322

Gross profit	89,729	110,711	115,495	28,203	31,790

Operating expenses:
Research and development	26,267	32,227	38,917	9,385	10,482
Sales and marketing	29,621	37,209	42,658	10,419	10,218
General and administrative	13,218	17,578	18,804	4,321	5,130
Depreciation and amortization	8,433	8,824	8,765	2,370	1,281

Total operating expenses	77,539	95,838	109,144	26,495	27,111

Operating income	12,190	14,873	6,351	1,708	4,679
Interest expense	7,565	5,018	8,113	1,758	2,268
Other expense	165	474	550	231	134

Income (loss) before income taxes	4,460	9,381	(2,312)	(281)	2,277
Provision (benefit) for income taxes	1,547	(418)	(799)	(54)	415

Net income (loss)	$2,913	$9,799	$(1,513)	$(227)	$1,862

				Three months ended March 31,
	2016	2017	2018	2018	2019

Percentage of Revenues:
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Costs of revenues	50.5	48.9	52.2	51.8	53.3

Gross margin	49.5	51.1	47.8	48.2	46.7

Operating expenses:
Research and development	14.5	14.9	16.1	16.1	15.4
Sales and marketing	16.3	17.2	17.6	17.8	15.0
General and administrative	7.3	8.1	7.8	7.4	7.5
Depreciation and amortization	4.6	4.1	3.6	4.0	1.9

Total operating expenses	42.7	44.3	45.1	45.3	39.8

Operating income	6.8	6.8	2.7	2.9	6.9
Interest expense	4.2	2.3	3.4	3.0	3.3
Other expense	0.1	0.2	0.2	0.4	0.2

Income (loss) before income taxes	2.5	4.3	(0.9)	(0.5)	3.4
Provision (benefit) for income taxes	0.9	(0.2)	(0.3)	(0.1)	0.6

Net income (loss)	1.6%	4.5%	(0.6)%	(0.4)%	2.8%

Comparison of three months ended March 31, 2018 to three months ended March 31, 2019

Revenues

	Three months ended March 31,
(dollars in thousands)	2018	2019	% Change
Revenues	$58,453	$68,112	16.5%

Revenues increased $9.7 million, or 16.5%, from $58.5 million for the period ended March 31, 2018 to $68.1 million for the period ended March 31, 2019, which was attributable to growth in all of our core product lines, including newer products and strong sales in the defense sector. Complementing increased product demand, as described below, revenue growth in 2019 benefited from continued expansion of our distribution channel, bringing the total registered channel partners to over 5,900 as of March 31, 2019.

Revenues by product category

	Three months ended March 31,
(dollars in thousands)	2018	2019	% Change
Point-to-MultiPoint	$37,240	$42,327	13.7%
Point-to-Point	15,959	19,634	23.0
Wi-Fi (cnPilot)	4,357	5,586	28.2
Other	897	565	(37.0)

Total revenues by product category	$58,453	$68,112	16.5%

Point-to-MultiPoint

Our PMP product line comprised 64% of total revenues for the period ended March 31, 2018 and 62% of total revenues for the period ended March 31, 2019. PMP revenue growth was attributable to continued growth in core PMP products and new product introductions including 3GHz and ePMP 3000.

Point-to-Point

The increase in our PTP revenue was driven principally by strong sales in the defense sector.

Wi-Fi

Wi-Fi revenue increased primarily as a result of recent new product introductions including cnMatrix in the fourth quarter of 2018 and sales to a new Enterprise distributor in North America.

Revenues by geography

	Three months ended March 31,
(dollars in thousands)	2018	2019	% Change
North America	$24,239	$34,364	41.8%
Europe, Middle East, Africa	19,611	21,970	12.0
Central and Latin America	8,939	7,099	(20.6)
Asia Pacific	5,664	4,679	(17.4)

Total revenues by geography	$58,453	$68,112	16.5%

Revenues increased in North America and Europe, Middle East, Africa over the period with these regions contributing 75% of total revenues for the period ended March 31, 2018 and 83% of total revenues for the period ended March 31, 2019. North America sales benefited from new product introductions, specifically for the defense industry and sales to a new Enterprise distributor. Europe, Middle East, Africa sales increased due to increasing momentum of product adoption of indoor Wi-Fi products and increased sales to a large customer in Italy. Central and Latin America and Asia Pacific sales decreased due to softer than expected sales across all categories as compared against prior year’s results, which included sales for infrastructure replacement initiatives.

Cost of revenues and gross profit

	Three months ended March 31,
(dollars in thousands)	2018	2019	% Change
Cost of revenues	$30,250	$36,322	20.1%
Gross margin	48.2%	46.7%	(150) bps

Cost of revenues increased $6.1 million, or 20.1%, from $30.2 million for the period ended March 31, 2018 to $36.3 million for the period ended March 31, 2019. The increase in cost of revenues was primarily due to increased product sales, changes in product mix, freight costs, and increases in excess and obsolescence reserves.

Gross margin decreased from 48.2% for the period ended March 31, 2018 to 46.7% for the period ended March 31, 2019. The decrease in gross margin reflected increased sales to a large customer in Europe with favorable pricing as well as higher freight costs and excess and obsolescence reserves.

Operating expenses

	Three months ended March 31,
(dollars in thousands)	2018	2019	% Change
Research and development	$9,385	$10,482	11.7%
Sales and marketing	10,419	10,218	(1.9)
General and administrative	4,321	5,130	18.7
Depreciation and amortization	2,370	1,281	(45.9)

Total operating expenses	$26,495	$27,111	2.3%

Research and development

Research and development expense increased $1.1 million, or 11.7%, from $9.4 million for the period ended March 31, 2018 to $10.5 million for the period ended March 31, 2019. As a percentage of revenues, research and development expense decreased from 16.1% in 2018 to 15.4% over the same periods. The increase in research and development expense in absolute dollars was due to our continued investment in product development to grow our business, including a $1.1 million increase in headcount and personnel costs. The decrease as a percentage of revenues was driven by higher sales levels and efforts to control spending in line with revenue growth.

Sales and marketing

Sales and marketing expense decreased $0.2 million, or (1.9)%, from $10.4 million for the period ended March 31, 2018 to $10.2 million for the period ended March 31, 2019. As a percentage of revenues, sales and marketing expense decreased from 17.8% in 2017 to 15.0% over the same periods. Sales and marketing expense decreased in both absolute dollars and as a percentage of revenues, largely due to our efforts to control spending in line with revenue growth over the same period.

General and administrative

General and administrative expense increased $0.8 million, or 18.7%, from $4.3 million for the period ended March 31, 2018 to $5.1 million for the period ended March 31, 2019. As a percentage of revenues, general and administrative expense was essentially unchanged from 7.4% to 7.5% over the same periods. General and administrative expense increased in absolute dollars largely due to a $0.3 million increase in headcount costs, primarily personnel in finance to support our transition to a public company, legal costs of $0.3 million related to our litigation with Ubiquiti and a $0.1 million increase in facilities cost for expanded office space in our Rolling Meadows and Bangalore, India facilities.

Depreciation and amortization

Depreciation and amortization expense decreased $1.1 million, or (45.9)%, from $2.4 million for the period ended March 31, 2018 to $1.3 million for the period ended March 31, 2019. The decrease in depreciation and amortization was driven by decreases in our intangible assets, as useful life amortization periods for certain intangible assets ended during the fourth quarter of 2018.

Interest expense

	Three months ended March 31,
(dollars in thousands)	2018	2019	% Change
Interest expense	$1,758	$2,268	29.0%

Interest expense increased $0.5 million, or 29.0%, from $1.8 million for the period ended March 31, 2018 to $2.3 million for the period ended March 31, 2019. The increase was primarily due to higher debt levels from refinancing activity in 2018 and the reset of our borrowing rates due to an increase in the LIBOR. See Note 6 “External debt” in the Notes to Consolidated Financial Statements for further information.

Other expense

	Three months ended March 31,
(dollars in thousands)	2018	2019	% Change
Other expense	$231	$134	(42.0)%

Other expense decreased $0.1 million to $0.1 million for the period ended March 31, 2019 from $0.2 million for the period ended March 31, 2018 and was primarily associated with foreign currency fluctuations.

Provision for income taxes

	Three months ended March 31,
(dollars in thousands)	2018	2019
(Benefit) provision for income taxes	$(54)	$415
Effective income tax rate	19.2%	18.2%

Our tax expense increased from a benefit of $0.1 million for the period ended March 31, 2018 to expense of $0.4 million for the period ended March 31, 2019. The effective tax rates were 19.2% and 18.2% over the same periods, respectively and reflect application of our expected annual tax rate to pre-tax results for each of the periods.

Comparison of year ended December 31, 2017 to year ended December 31, 2018

Revenues

(dollars in thousands)	2017	2018	Change
Revenues	$216,671	$241,762	11.6%

Revenues increased $25.1 million, or 11.6%, from $216.7 million in 2017 to $241.8 million in 2018, which was attributable to growth in all of our core product lines. Complementing increased product demand, as described below, revenue growth in 2018 benefited from continued expansion of our distribution channel, bringing the total registered channel partners to over 5,300 as of December 31, 2018.

Revenues by product category

(dollars in thousands)	2017	2018	Change
Point-to-MultiPoint	$142,000	$146,621	3.3%
Point-to-Point	56,130	71,678	27.7
Wi-Fi	14,620	19,571	33.9
Other	3,921	3,892	(0.7)

Total revenues by product category	$216,671	$241,762	11.6%

Point-to-MultiPoint

Our PMP product line comprised 66% of total revenues for 2017 and 61% of total revenues for 2018. PMP revenue growth was attributable to continued growth in core PMP products and new product introductions including 3GHz and ePMP 3000.

Point-to-Point

The increase in our PTP revenue was driven principally by strong sales of new products, primarily for the defense industry.

Wi-Fi

Wi-Fi revenue increased primarily as a result of continued adoption of core wireless products across international regions as discussed further in “—Revenues by geography” below.

Revenues by geography

(dollars in thousands)	2017	2018	Change
North America	$100,676	$108,884	8.2%
Europe, Middle East, Africa	68,208	75,503	10.7
Central and Latin America	26,962	29,833	10.6
Asia Pacific	20,825	27,542	32.3

Total revenues by geography	$216,671	$241,762	11.6%

Revenues increased in all regions over the period, with North America and EMEA contributing 78% of total revenues for 2017 and 76% of total revenues for 2018. North America sales benefited from new product introductions, specifically for the defense industry. Europe, Middle East, Africa sales increased due to increasing momentum of product adoption of indoor Wi-Fi products and expansion into newer geographies including North

Africa and Saudi Arabia. Central and Latin America sales increased due to infrastructure replacement initiatives, and sales of 3GHz PMP products. Asia Pacific benefited from substantial sales growth in India, which was driven by a government sponsored initiative to increase rural internet connectivity and general growth in the wireless Internet service provider industry.

Cost of revenues and gross profit

(dollars in thousands)	2017	2018	Change
Cost of revenues	$105,960	$126,267	19.2%
Gross margin	51.1%	47.8%	(330) bps

Cost of revenues increased $20.3 million, or 19.2%, from $106.0 million in 2017 to $126.3 million in 2018. The increase in cost of revenues was primarily due to increased product sales, changes in product mix, freight costs, and increases in excess and obsolescence reserves.

Gross margin decreased from 51.1% in 2017 to 47.8% in 2018. The decrease in gross margin reflected competitive pricing impacts from larger customers as we expanded into new countries such as India as well as new product delays in the second half of 2018, which affected both mix and freight costs as shipments were delayed toward the end of the quarters. Margins were also negatively impacted by the absence of a favorable adjustment to excess and obsolescence reserves in 2017 that did not repeat in 2018.

Operating expenses

(dollars in thousands)	2017	2018	Change
Research and development	$32,227	$38,917	20.8%
Sales and marketing	37,209	42,658	14.6
General and administrative	17,578	18,804	7.0
Depreciation and amortization	8,824	8,765	(0.7)

Total operating expenses	$95,838	$109,144	13.9%

Research and development

Research and development expense increased $6.7 million, or 20.8%, from $32.2 million in 2017 to $38.9 million in 2018. As a percentage of revenues, research and development expense increased from 14.9% in 2017 to 16.1% in 2018. The increase in research and development expense, both in absolute dollars and as a percentage of revenues, was due to our continued investment in product development to grow our business, including a $3.9 million increase in headcount and personnel costs and a $2.0 million increase in materials used and regulatory testing in our design and development activities.

Sales and marketing

Sales and marketing expense increased $5.5 million, or 14.6%, from $37.2 million in 2017 to $42.7 million in 2018. As a percentage of revenues, sales and marketing expense increased from 17.2% in 2017 to 17.6% in 2018. Sales and marketing expense increased, both in absolute dollars and as a percentage of revenues, largely due to our continued investment in growing our sales to drive growth in new geographies and in mid-market customers, marketing and product line management infrastructures, including a $3.8 million increase in sales and marketing headcount and personnel costs, and a $1.0 million increase in other costs, primarily marketing and promotions-related spending.

General and administrative

General and administrative expense increased $1.2 million, or 7.0%, from $17.6 million in 2017 to $18.8 million in 2018. As a percentage of revenues, general and administrative expense decreased from 8.1% in 2017 to 7.8% in 2018. General and administrative expense increased in absolute dollars largely due to a $2.3 million increase in headcount costs, primarily personnel in administration and finance, and a $0.7 million increase in facilities cost, partially offset by the non-recurrence of the $2 million in loan transaction fees, recognized in 2017, to an affiliate of Vector Capital related to our refinancing of our secured credit facility. Absent the loan transaction fees, general and administrative expense increased as a percentage of revenues from 7.2% in 2017 to 7.8% in 2018.

Depreciation and amortization

Depreciation and amortization expense was $8.8 million in both 2017 and 2018.

Interest expense

(dollars in thousands)	2017	2018	Change
Interest expense	$5,018	$8,113	61.7%

Interest expense increased $3.1 million, or 61.7%, from $5.0 million in 2017 to $8.1 million for 2018. The increase was primarily due to refinancing of our bank loans and settlement of related party financial instruments in July 2017 and December 2017, whereby certain related party debt was converted to contributed capital in July 2017 and subsequently returned to such related party in cash through increased borrowings in December 2017. See Note 6 “External debt”, Note 7 “Loan from Sponsor and capital contribution”, and Note 17 “Related party transactions” in the Notes to Consolidated Financial Statements for further information.

Other expense

(dollars in thousands)	2017	2018	Change
Other expense	$474	$550	16.0%

Other expense increased to $0.1 million from $0.5 million in 2017 to $0.6 million for 2018, which was primarily associated with foreign currency fluctuations.

Provision for income taxes

(dollars in thousands)	2017	2018
Benefit for income taxes	$(418)	$(799)
Effective income tax rate	(4.5)%	34.6%

Our tax benefit increased from $0.4 million in 2017 to $0.8 million for 2018. The effective tax rates for the years ended December 31, 2017 and 2018 were (4.5)% and 34.6%, respectively. For the year ended December 31, 2017, our income tax expense was reduced by a $6.4 million decrease in our valuation allowance primarily related to net operating loss carryforwards and research and development credits partially offset by a $3.1 million decrease in deferred tax assets related to interest expense. Excluding these two items, we had an income tax expense of $2.9 million for the year ended December 31, 2017, on pre-tax income of $9.4 million representing an effective tax rate of 30.9% compared with a pre-tax loss of $(2.3) million for the year ended December 31, 2018. See Note 14 “Income taxes” in the Notes to the Consolidated Financial Statements for more information related to income taxes.

Comparison of year ended December 31, 2016 to year ended December 31, 2017

Revenues

(dollars in thousands)	2016	2017	Change
Revenues	$181,444	$216,671	19.4%

Revenues increased $35.2 million, or 19.4%, from $181.4 million in 2016 to $216.7 million in 2017, which was attributable to growth in all of our core product lines. Complementing increased product demand, as described below, revenue growth in 2017 benefited from expansion of our distribution channel, bringing the total registered channel partners to over 3,700 as of December 31, 2017.

Revenues by product category

(dollars in thousands)	2016	2017	Change
Point-to-MultiPoint	$119,049	$142,000	19.3%
Point-to-Point	52,441	56,130	7.0
Wi-Fi	6,057	14,620	141.4
Other	3,897	3,921	0.6

Total revenues by product category	$181,444	$216,671	19.4%

Point-to-MultiPoint

Our PMP product line comprised 66% of total revenues for both 2016 and 2017. PMP revenue growth was driven predominately by an increase in ePMP sales, which continue to gain market acceptance with wireless Internet service providers and to a lesser extent, increases in sales of PMP 450 driven by adoption of cnMedusa technology. Sales of cnReach, which we presently include in PMP revenue, were not material in either period due to the very recent introduction of this product.

Point-to-Point

The increase in our PTP revenue was driven principally by strong sales of our sub-6 GHz systems, due principally to increased demand for backhaul in both enterprise and wireless Internet service provider networks.

Wi-Fi

Wi-Fi revenue increased primarily as a result of increased demand from new enterprise customers, especially those deploying either hybrid indoor/outdoor Wi-Fi or integrated wireless backhaul/Wi-Fi solutions.

A substantial majority of our sales are to distributors who in turn sell to value added resellers and network operators. We rely on our third-party logistics and warehousing providers, with distribution hubs in the United States, the Netherlands and China, to fulfill the majority of our worldwide sales and to deliver our products to our customers. We have estimated the geographical distribution of our product revenues based on the ship-to destinations specified by our distributors when placing orders with us.

Revenues by geography

(dollars in thousands)	2016	2017	Change
North America	$89,264	$100,676	12.8%
Europe, Middle East, Africa	55,787	68,208	22.3
Central and Latin America	22,344	26,962	20.7
Asia-Pacific	14,049	20,825	48.2

Total revenues by geography	$181,444	$216,671	19.4%

Revenues increased in all regions over the period, with North America and EMEA contributing 68% of the total increase, primarily due to our investment in increasing the size and geographic coverage of our sales force, the number of channel partners in each region, and our introduction of new products. Revenue growth in Asia-Pacific benefited from substantial sales growth in India, which was driven by a government sponsored initiative to increase rural internet connectivity and general growth in the wireless Internet service provider industry.

Cost of revenues and gross profit

(dollars in thousands)	2016	2017	Change
Cost of revenues	$91,715	$105,960	15.5%
Gross margin	49.5%	51.1%	160 bps

Cost of revenues increased $14.2 million, or 15.5%, from $91.7 million in 2016 to $106.0 million in 2017. The increase in cost of revenues was primarily due to increased product sales and changes in product mix, partially offset by reduced provisions for warranty costs and excess and obsolescence reserves.

Gross margin increased from 49.5% in 2016 to 51.1% in 2017. The increase in gross margin reflected changes in product mix with substantially greater absolute dollar increases in higher margin PTP and PMP products, partially offset by reduced provisions for warranty costs and excess and obsolescence reserves.

Operating expenses

(dollars in thousands)	2016	2017	Change
Research and development	$26,267	$32,227	22.7%
Sales and marketing	29,621	37,209	25.6
General and administrative	13,218	17,578	33.0
Depreciation and amortization	8,433	8,824	4.6

Total operating expenses	$77,539	$95,838	23.6%

Research and development

Research and development expense increased $6.0 million, or 22.7%, from $26.3 million in 2016 to $32.2 million in 2017. As a percentage of revenues, research and development expense increased from 14.5% in 2016 to 14.9% in 2017. The increase in research and development expense, both in absolute dollars and as a percentage of revenues was due to our continued investment in product development to grow our business, including a $4.1 million increase in headcount and personnel costs and a $0.9 million increase in materials used in our design and development activities.

Sales and marketing

Sales and marketing expense increased $7.6 million, or 25.6%, from $29.6 million in 2016 to $37.2 million in 2017. As a percentage of revenues, sales and marketing expense increased from 16.3% in 2016 to 17.2% in 2017.

Sales and marketing expense increased, both in absolute dollars and as a percentage of revenues largely due to our continuing investment in growing our sales, marketing and product line management infrastructures, including a $6.1 million increase in sales and marketing headcount and personnel costs, a $1.2 million increase in other costs, primarily travel and entertainment, and trade shows and conferences.

General and administrative

General and administrative expense increased $4.4 million, or 33.0%, from $13.2 million in 2016 to $17.6 million in 2017. As a percentage of revenues, general and administrative expense increased from 7.3% in 2016 to 8.1% in 2017. General and administrative expense increased both in absolute dollars and as a percentage of revenues largely due to a $1.3 million increase in headcount and personnel costs in finance and legal, a $0.3 million increase in facilities cost, and a $0.3 million increase in our license fees supporting our enterprise applications. General and administrative expense in 2017 also included $2.0 million in loan transaction fees to an affiliate of Vector Capital related to our refinancing of our secured credit facilities. Absent the loan transaction fees, general and administrative expense decreased as a percentage of revenues from 7.3% in 2016 to 7.2% in 2017.

Depreciation and amortization

Depreciation and amortization expense increased $0.4 million, or 4.6%, from $8.4 million in 2016 to $8.8 million in 2017. Depreciation expense increased $0.3 million due to higher capital expenditures in 2017 and amortization expense increased $0.1 million due to an increase in amortization related to capitalized software.

Interest expense

(dollars in thousands)	2016	2017	Change
Interest expense	$7,565	$5,018	(33.7)%

Interest expense decreased $2.5 million, or 33.7%, from $7.6 million in 2016, to $5.0 million for 2017. The decrease was primarily due to the repayment of a portion of our secured credit facilities and the redemption of CPECs held by VCH, L.P. July 2017. See Note 17 “Related party transactions” and Note 7 “Loan from Sponsor and capital contribution” in the Notes to Consolidated Financial Statements for further information.

Other expense

(dollars in thousands)	2016	2017	Change
Other expense	$165	$474	187.3%

Other expense increased by $0.3 million from $0.2 million for 2016 to $0.5 million for 2017. The change was primarily related to foreign currency fluctuations.

Provision for income taxes

(dollars in thousands)	2016	2017
Provision (benefit) for income taxes	$1,547	$(418)
Effective income tax rate	34.7%	(4.5)%

Our provision for income taxes decreased from a tax expense of $1.5 million for 2016 to a tax benefit of $0.4 million for 2017. The effective tax rates for the years ended December 31, 2016 and 2017 were 34.7% and (4.5)%, respectively. For the year ended December 31, 2017, our income tax expense was reduced by a $6.4 million decrease in our valuation allowance primarily related to net operating loss carryforward and research and development credits partially offset by a $3.1 million decrease in deferred tax asset related to interest expense. Excluding these two items, we had an income tax expense of $2.9 million for the year ended December 31, 2017, representing an effective tax rate of 30.9%. See Note 14 “Income taxes” in the Notes to the Consolidated Financial Statements for more information related to income taxes.

Quarterly financial data

	Three months ended

(in thousands)	Mar 31, 2017	Jun 30, 2017	Sep 30, 2017	Dec 31, 2017	Mar 31, 2018	Jun 30, 2018	Sep 30, 2018	Dec 31, 2018	Mar 31, 2019
Revenues	$48,808	$51,640	$58,520	$57,703	$58,453	$61,019	$58,981	$63,309	$68,112
Cost of revenues	23,099	25,828	28,374	28,659	30,250	31,710	31,469	32,838	36,322

Gross profit	25,709	25,812	30,146	29,044	28,203	29,309	27,512	30,471	31,790

Operating expenses
Research and development	6,950	7,121	7,943	10,213	9,385	9,688	9,810	10,034	10,482
Sales and marketing	8,209	9,447	9,604	9,949	10,419	10,066	10,805	11,368	10,218
General and administrative	3,321	3,822	3,916	6,519	4,321	4,323	5,520	4,640	5,130
Depreciation and amortization	2,088	2,154	2,239	2,343	2,370	2,338	2,448	1,609	1,281

Total operating expenses	20,568	22,544	23,702	29,024	26,495	26,415	28,583	27,651	27,111

Operating income	5,141	3,268	6,444	20	1,708	2,894	(1,071)	2,820	4,679
Interest expense	1,493	1,901	1,060	564	1,758	2,088	2,033	2,234	2,268
Other expense (income)	35	201	248	(10)	231	110	116	93	134

Income (loss) before income taxes	3,613	1,166	5,136	(534)	(281)	696	(3,220)	493	2,277
Provision (benefit) for income taxes	771	252	1,309	(2,750)	(54)	171	(665)	(251)	415

Net income (loss)	2,842	914	3,827	2,216	(227)	525	(2,555)	744	1,862
Less: Net income attributable to noncontrolling interest	170	172	169	160	—	—	—	—	—

Net income (loss) attributable to shareholders	$2,672	$742	$3,658	$2,056	$(227)	$525	$(2,555)	$744	$1,862

	Three months ended

	Mar 31, 2017	Jun 30, 2017	Sep 30, 2017	Dec 31, 2017	Mar 31, 2018	Jun 30, 2018	Sep 30, 2018	Dec 31, 2018	Mar 31, 2019
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	47.3%	50.0%	48.5%	49.7%	51.8%	52.0%	53.4%	51.9%	53.3%

Gross profit	52.7%	50.0%	51.5%	50.3%	48.2%	48.0%	46.6%	48.1%	46.7%

Operating expenses
Research and development	14.2%	13.8%	13.6%	17.7%	16.1%	15.9%	16.6%	15.9%	15.4%
Sales and marketing	16.8%	18.3%	16.4%	17.2%	17.8%	16.5%	18.3%	18.0%	15.0%
General and administrative	6.8%	7.4%	6.7%	11.3%	7.4%	7.1%	9.4%	7.3%	7.5%
Depreciation and amortization	4.3%	4.2%	3.8%	4.1%	4.0%	3.8%	4.2%	2.5%	1.9%

Total operating expenses	42.1%	43.7%	40.5%	50.3%	45.3%	43.3%	48.5%	43.7%	39.8%

Operating income	10.6%	6.3%	11.0%	0.0%	2.9%	4.7%	(1.8)%	4.4%	6.9%
Interest expense	3.1%	3.7%	1.8%	1.0%	3.0%	3.4%	3.4%	3.5%	3.3%
Other expense (income)	0.1%	0.4%	0.4%	0.0%	0.4%	0.2%	0.2%	0.1%	0.2%

Income (loss) before income taxes	7.4%	2.2%	8.8%	(1.0)%	(0.5)%	1.1%	(5.5)%	0.8%	3.4%
Provision (benefit) for income taxes	1.6%	0.5%	2.2%	(4.8)%	(0.1)%	0.3%	(1.1)%	(0.4)%	0.6%

Net income (loss)	5.8%	1.7%	6.6%	3.8%	(0.4)%	0.9%	(4.3)%	1.2%	2.8%
Less: Net income attributable to noncontrolling interest	0.3%	0.3%	0.3%	0.2%	—	—	—	—	—

Net income (loss) attributable to ordinary shareholders	5.5%	1.4%	6.3%	3.6%	(0.4)%	0.9%	(4.3)%	1.2%	2.8%

Our operating results fluctuate from quarter to quarter as a result of a variety of factors, including seasonality in our business. For example, our total revenues have historically been highest in the third and fourth quarters, primarily due to the impact of increased seasonal demand by network operators in the Northern hemisphere due to favorable weather for outdoor installation activity. For similar reasons, our lowest revenues of the year are typically in our first quarter. In the second half of 2018, our typical revenue seasonality was not observed as a result of shipment delays of new products, which in turn led distributors to delay orders of existing products in anticipation of these new product releases and subsequently moved shipment activity into the fourth quarter. Similarly in the first quarter of 2019, the increase in our revenues was driven by unusually high spending in the defense sector in North America and increased sales to a large customer in Europe.

Gross margin fluctuates on a quarterly basis as a result of various factors, including changes in product mix and pricing terms. For example, our gross margin was 52.7% in the first quarter of 2017 as a result of a higher concentration of core PMP product revenues that yielded higher gross margins. By contrast, gross margin in the third quarter of 2018 was 46.6%, driven by the aforementioned delay of new products resulting in unfavorable product mix and higher freight costs from subsequent movement of shipment activity to later in the quarter. Our gross margin in the first quarter of 2019 was impacted by larger order from a customer in Europe with whom we have concessionary pricing terms.

While largely consisting of fixed and determinable employee related costs, our operating expenses are also subject to quarterly fluctuations. For example, while we have steadily increased our investment in research and development to drive product development and next generation product innovation, research and development expense in the third quarter of 2016 was significantly higher than quarters immediately before and after as a result of timing of higher spending on our Wi-Fi solutions. In addition, research and development expense increased significantly in the fourth quarter of 2017 and in most quarters of 2018 due to our increased investment in our next generation technology, higher homologation and regulatory testing costs and higher bonus performance expense in certain periods. We expect research and development expense to continue to fluctuate on a quarterly basis in both absolute dollars and as a percentage of revenue, but to remain roughly consistent on an annual basis with 2018 levels as a percentage of revenue as we continue to grow our business and invest in product development.

General and administrative expense in the fourth quarter of 2017 included $2.0 million in loan transaction fees to an affiliate of Vector Capital related to our refinancing of our secured credit facilities. Absent the loan transaction fees, general and administrative expense for the quarter was $4.5 million, or 7.8% of revenues. We have increased our general and administrative expense each quarter since June 2017 in anticipation of becoming a public company and expect these expenses to continue to increase going forward. In the third quarter of 2018, we incurred additional legal fees in connection with a lawsuit filed by Ubiquiti Networks, Inc. See Note 15—“Commitments and contingencies” in the Notes to Consolidated Financial Statements for further information.

Liquidity and capital resources

As of March 31, 2019, we had cash balances of $3.8 million. In 2016, 2017 and the first quarter of 2019, we generated sufficient cash from operating activities to fund our operations. In 2018, we used cash in operations to continue our investment in development and revenue growth. We believe that our cash balances and our ability to convert our trade accounts receivable to cash along with revenue growth will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. Our future capital requirements may vary materially from those currently planned and will depend on many factors, including our rate of revenue growth, the timing and extent of spending to support development efforts, the timing of new product introductions, market acceptance of our products and overall economic conditions. We expect to regularly assess market conditions and may raise additional equity or incur additional debt if and when our board of directors determines that doing so is in our best interest. We cannot assure you that any additional financing will be available to us on acceptable terms, if at all. If we raise funds through the issuance of equity or convertible debt or other equity-linked securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our shares, including shares sold in this offering.

As of March 31, 2019, under our secured credit facility we had a $93.1 million term loan outstanding and $10.0 million in outstanding borrowings under our revolving credit facility. We had failed to comply for the months ended May 31, 2018, July 31, 2018 and August 31, 2018 with the Minimum Adjusted Quick Ratio and for the quarter ended September 30, 2018 with the Maximum Consolidated Leverage Ratio and the Minimum Consolidated Fixed Charge Coverage Ratio. In November 2018, we entered into a Waiver and First Amendment to Amended and Restated Credit Agreement amending certain terms of our outstanding secured credit agreement. Under the amendment, our lenders waived our failure to meet these financial covenants, and the debt covenants were reset, among other modifications. As part of the amendment, Vector Capital IV, L.P. agreed to guarantee repayment of up to $25 million of the term loan. We intend to use $         million of the net proceeds of the offering to pay down our credit facility. See Note 6 “External Debt” and Note 17 “Related party transactions” in the Notes to Consolidated Financial Statements for further information. For the quarter ended December 31, 2018, we failed to comply with the Maximum Consolidated Leverage Ratio and the Minimum Consolidated Fixed Charge Coverage Ratio based on the modified covenants in the November 2018 amendment. On April 26, 2019, we entered into a Consent, Waiver and Second Amendment to Amended and Restated Credit agreement amending certain terms of our outstanding secured credit agreement. Under the amendment, our lenders waived our failure to meet the quarterly covenants, and the debt covenants were reset, among other modifications. Based on the modified covenants in the April 2019 amendment, we were in compliance with all financial covenants as of March 31, 2019.

In December 2017, we utilized $90.0 million of the term loan to repay outstanding secured indebtedness, redeem preferred equity issued by one of our subsidiaries and held by VCH, L.P. and return capital to VCH, L.P. For further information on the redemption of preferred equity and return of capital, see “Certain relationships and related party transactions” and Note 17 “Related party transactions” in the Notes to the Consolidated Financial Statements for further information.

Sources and uses of cash

The following table summarizes our cash flows:

				Three months ended March 31,
	2016	2017	2018	2018	2019
Cash (used in) provided by operating activities	$16,532	$23,001	$(10,395)	$(7,437)	$3,255
Cash used in investing activities	$(2,031)	$(5,931)	$(7,500)	$(1,336)	$(1,511)
Cash (used in) provided by financing activities	$(5,427)	$(24,347)	$15,066	$5,875	$(2,375)

Cash flows from operating activities

Net cash provided by operating activities as of March 31, 2019 of $3.3 million consisted primarily of net income of $1.9 million, adjustments for depreciation and amortization and other impacts of $2.6 million and changes in operating assets and liabilities that resulted in net cash outflows of $1.2 million. The changes in operating assets and liabilities consisted primarily of a $2.7 million increase in inventories as we procured additional inventory of new products introduced toward the end of the year in anticipation of increased sales and a $3.5 million increase in accounts receivable due to increased sales in the quarter, partially offset by increased payables and liabilities including $1.8 million increase in accounts payable, $1.5 million increase in accrued liabilities and $1.4 million of increases in accrued employee compensation.

Net cash used by operating activities as of March 31, 2018 of $7.4 million consisted primarily of net losses of $(0.2) million, adjustments for depreciation and amortization and other impacts of $2.5 million and changes in operating assets and liabilities that resulted in net cash outflows of $9.8 million. The changes in operating assets and liabilities consisted primarily of a $4.4 million increase in inventories as we procured additional inventory of new products introduced toward the end of the year in anticipation of increased sales and a $4.7 million increase in accrued employee compensation.

Net cash used by operating activities in 2018 of $10.4 million consisted primarily of net losses of $1.5 million, adjustments for depreciation and amortization of $9.6 million and changes in operating assets and liabilities that resulted in net cash outflows of $17.6 million. The changes in operating assets and liabilities consisted primarily of a $10.0 million increase in inventories as we procured inventory of new products introduced toward the end of the year and a $7.4 million increase in accounts receivable due to increased sales and a $4.1 million decrease in accrued employee compensation partially offset by a $4.3 million increase in accounts payable.

Net cash provided by operating activities in 2017 of $23.0 million consisted primarily of net income of $9.8 million, adjustments for depreciation and amortization of $8.9 million and changes in operating assets and liabilities that resulted in net cash inflows of $5.8 million. The changes in operating assets and liabilities consisted primarily of a $4.7 million increase in accounts payable mostly due to increased payment terms and increased volumes with suppliers, a $5.1 million increase in accrued interest and payables to Vector Capital, a $3.0 million increase in accrued employee compensation expense due to increased headcount and accrued bonuses and commissions, partially offset by a $10.7 million increase in net accounts receivable due to increased sales.

Net cash provided by operating activities in 2016 of $16.5 million consisted primarily of net income of $2.9 million, adjustments for depreciation and amortization of $8.4 million and changes in operating assets and liabilities that resulted in net cash inflows of $5.5 million. The changes in operating assets and liabilities consisted primarily of $5.2 million in accrued interest and payables to Vector Capital, a $3.2 million increase in accrued employee compensation expense due to increased headcount and accrued bonuses and commissions, a $1.7 million increase in accrued liabilities and a $1.3 million increase in other assets and liabilities partially offset by a $3.4 million decrease in accounts payable, a $1.3 million increase in inventory and a $1.2 million increase in accounts receivable.

Cash flows from investing activities

Our investing activities for all periods presented consisted of capital expenditures for property, equipment and software in support of the growth of our business.

Cash flows from financing activities

During the three months ended March 31, 2019, we used net cash of $2.4 million to repay principal due under our term loan facility.

During the three months ended March 31, 2018, the net cash provided by financing activities of $5.9 million was primarily due to $7.0 million in proceeds received from borrowing under our revolving credit facility, partially offset by $1.1 million in repayment of principal due under our term loan facility.

We generated $15.1 million of cash from financing activities during 2018. During 2018, we received $20.0 million in cash from our lenders under the debt refinancing transactions described below in “—Secured credit agreement,” paid $4.5 million in debt repayments to our lender, and incurred $0.4 million in debt financing costs.

We used $24.3 million of cash for financing activities during 2017. During 2017, we received $120.0 million in cash from our lenders under the two debt refinancing transactions described below in “—Secured credit agreement”, paid $66.5 million in debt repayments to our lender, returned capital to and redeemed preference shares from Vector Capital for an aggregate of $75.0 million and incurred $2.8 million in debt financing costs.

We used $5.4 million of cash for financing activities during 2016. During 2016, we received $7.3 million in cash from our lenders and paid $12.7 million in debt repayments to our lenders.

Contractual obligations and commercial commitments

Contractual obligations as of December 31, 2018 are as follows:

	Payments due by period
(in thousands)	2019	2020-2021	2022-2023	Thereafter	Total
Operating leases	$2,409	$4,621	$2,574	$1,072	$10,676
Term credit facility (1)	9,500	20,000	65,962	—	95,462
Term credit facility interest (1)	6,851	11,475	4,628	—	22,954
Revolver credit facility (2)	—	—	10,000	—	10,000
Revolver credit facility interest (2)	850	1,700	850	—	3,400
Purchase obligations (3)	53,837	—	—	—	53,837

Total contractual obligations (4)	$73,447	$37,796	$84,014	$1,072	$196,329

(1)	Based on the term debt outstanding, the required principal payments, and the interest rate in effect of 7.6% at December 31, 2018.

(2)	Based on the revolver debt outstanding and the interest rate in effect of 8.5% at December 31, 2018.

(3)	Consists primarily of inventory commitments.

(4)	Comprises liabilities recorded on the balance sheet of $105.5 million, and obligations not recorded on the balance sheet of $90.9 million.

Leases

Our contractual obligations are pursuant to non-cancelable operating leases that expire at various dates through 2026. Our total operating lease expense for 2016, 2017 and 2018 was $1.1 million, $1.4 million, and $2.3 million, respectively.

Purchase obligations

Our purchase obligations include commitments with third parties to manufacture our products and in certain cases to design and manufacture select products. Our third-party manufacturers procure components based upon orders placed by us. If we cancel all or part of the orders, we may still be liable to the third-party manufacturers for the cost of the components purchased by the subcontractors to manufacture our products. The above table reflects non-cancellable purchase obligations with our third-party manufacturers.

Secured credit agreement

In November 2018, we entered into a Waiver and First Amendment to the Amended and Restated Credit Agreement amending certain terms of our outstanding credit facility. Under the amendment, our lenders waived our failure to meet certain financial covenants under the credit facility, and the debt covenants were reset, among other modifications. We had failed to comply, for the months ended May 31, 2018, July 31, 2018, and August 31, 2018, with the Minimum Adjusted Quick Ratio and for the quarter ended September 30, 2018 with the Maximum Consolidated Leverage Ratio and the Minimum Consolidated Fixed Charge Coverage Ratio.

As a result of the amendment, the total borrowing amount under the term loan was increased to $100 million, and the revolving credit facility was maintained at $10 million. We also incurred a $0.25 million administrative fee.

As part of the amendment, Vector Capital IV, L.P. agreed to guarantee repayment of up to $25 million of the term loan.

Interest on the outstanding borrowings is variable based on LIBOR plus an applicable fixed margin. In addition to paying interest on the outstanding principal under the term loan facility, we are required to pay a commitment fee in respect of the unutilized commitments under the revolving credit facility, payable quarterly in arrears.

In March 2017, we entered into a credit agreement, or Credit Agreement, to refinance the obligations under our existing credit facility and for working capital financing, letter of credit facilities and other general corporate purposes. Subsequently, in December 2017 we entered into an amendment and restatement of this credit agreement, as amended and restated. The Credit Agreement provides for borrowings up to an aggregate amount of $100.0 million, consisting of a term loan facility in the aggregate principal amount of $90.0 million and a revolving loan facility in an aggregate principal amount of $10.0 million, including a letter of credit sub-facility in the aggregate availability amount of $5.0 million.

The Credit Agreement contains customary representations, warranties and affirmative and negative covenants. We are required to maintain a quarterly minimum consolidated fixed charge coverage ratio and maximum consolidated leverage ratio, and a monthly minimum adjusted quick ratio. As of December 31, 2018, we were in compliance with all affirmative covenants and our monthly negative covenant, but were in default of both the quarterly Maximum Consolidated Leverage Ratio and the Minimum Consolidated Fixed Charge Coverage Ratio. On April 26, 2019, we entered into a Consent Waiver and Second Amendment to Amended and Restated Credit Agreement, under which the lenders agreed to waive the December 31, 2018 default, as well as to reset certain of the debt covenants. As of March 31, 2019, we were in compliance with all affirmative and our monthly negative covenants. We were also in compliance with our quarterly negative covenants based on the modified covenants in the April 2019 amendment.

Off-balance sheet arrangements

We do not engage in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as variable interest entities, structured finance, or special purpose entities, as part of our ongoing business. Accordingly, our operating results, financial condition and cash flows are not subject to off-balance sheet risks.

Contingencies

Indemnification

We generally indemnify our distributors, value added resellers and network operators against claims brought by a third party to the extent any such claim alleges that our product infringes a patent, copyright or trademark or violates any other proprietary rights of that third party. Although we generally try to limit the maximum amount of potential future liability under our indemnification obligations, in certain agreements this liability may be unlimited. The maximum potential amount of future payments we could be required to make under these indemnification agreements is not estimable.

We indemnify our directors and officers or select key employees for certain events or occurrences, while the director or officer is or was serving at the Company’s request in such capacity. The term of the indemnification period is for the director’s or officer’s term of service. We may terminate the indemnification agreements with our directors or officers upon the termination of their services as directors or officers of the Company, but termination will not affect claims for indemnification related to events occurring prior to the effective date of termination. The maximum amount of potential future indemnification is unlimited, however, we have a director and officer insurance policy that limits our exposure. We believe the fair value of these indemnification agreements is minimal.

Distributor agreements

Our agreements with distributors are made in the ordinary course of business and generally may be terminated with or without cause by either party with advance notice. Although we believe we would experience some short-term disruption in the sale and distribution of our products if any of these agreements were terminated, we believe such terminations would not have a material adverse effect on our financial results and that alternative distributors, resellers and other distribution channels exist to deliver our products to network operators.

Recent accounting pronouncements

We have reviewed all recently issued accounting standards and have disclosed in Note 1 to our audited consolidated financial statements appearing at the end of this prospectus, the results of our review and assessment of the impact of the standard on our consolidated financial statements.

Significant accounting estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP. The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expense and related disclosures. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these judgments and estimates under different assumptions or conditions and any such differences may be material. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates. For a summary of all of our accounting policies, including the accounting policies discussed below, see Note 1 to our audited consolidated financial statements appearing at the end of this prospectus.

Recognition of revenues

Our revenues are generated primarily from the sale of hardware products, with essential embedded software. Our revenues also include limited amounts for software products and extended warranty on hardware products. We account for revenues under Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers (“ASC 606”), which we adopted on January 1, 2018. Revenue is recognized upon transfer of control of promised products to customers in an amount that reflects the consideration we expect to receive in exchange for those products. We determine the appropriate revenue recognition for our contracts with customers by analyzing the type, terms and conditions of each contract or arrangement. Certain of our contracts have multiple performance obligations for which we allocate the transaction price to each performance obligation based on the standalone selling price of each distinct product or service in the contract. The standalone selling price is the price at which we expect to be entitled to in exchange for transferring the promised good or service to the customer. The best evidence of standalone selling price is the observable price of a product or service when the company sells that product or service separately in similar circumstances and to similar customers. In certain cases, the standalone sales price is not directly observable and we estimate the transaction price allocated to each performance obligation using the expected cost plus margin approach. When, or as, a performance obligation is satisfied, we recognize as revenue the amount of the transaction price that is allocated to that performance obligation. The transaction price recognized excludes an estimate for the consideration related to products we expect to be returned or amounts we expect to refund.

Inventory and inventory valuation

Inventories are stated at the lower of cost and net realizable value. In determining the cost of raw materials, consumables and goods purchased for resale, the weighted average purchase price is used. For finished goods, cost is computed as production cost including capitalized inbound freight costs.

The valuation of inventory also requires us to estimate excess or obsolete inventory. The determination of excess or obsolete inventory is estimated based on a comparison of the quantity and cost of inventory on hand to our forecast of customer demand. The actual amount of inventory written off in future periods will likely differ from the inventory excess and obsolete provisions reflected in our consolidated balance sheets due to difference between estimated and actual future demand, which could have a material effect on our net inventory as reported in our consolidated financial statements. Any adjustments to the valuation of inventory are included in cost of revenues.

Allowance for doubtful accounts

We record an allowance for doubtful accounts for estimated probable losses on uncollectible accounts receivable. In estimating the allowance, management considers the aging of the accounts receivable, our historical write offs, the credit worthiness of each distributor based on payment history, and general economic conditions, among other factors. In cases where we are aware of circumstances that may impair a specific distributor’s ability to meet its obligations to us, we record a specific allowance against amounts due from the distributor, and thereby reduce the net recognized receivable to the amounts we reasonably believe will be collected.

Product warranties

We provide a one-year warranty on most hardware products and record a liability within current liabilities for the estimated future costs associated with potential warranty claims. We also offer an extended warranty that extends the standard warranty on most of our products for up to four additional years, a limited lifetime warranty on select hardware products that extends warranty coverage to seven years, and an all risks advance replacement warranty covering additional types of equipment damage not covered by our standard warranty. Provisions for warranty claims are recorded at the time products are sold based on historical experience factors including product failure rates, material usage, and service delivery cost incurred in correcting product failures. These provisions are reviewed and adjusted by management periodically to reflect actual and anticipated experience. The warranty costs are reflected in our consolidated statements of income within cost of revenues. In certain circumstances, we may have recourse from our contract manufacturers for replacement cost of defective products, which we also factor into our warranty liability assessment.

Income taxes

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in our financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement carrying amount and the tax bases of assets and liabilities using enacted income tax rates in effect for the year in which the differences are expected to be recovered or settled. The effect of a change in income tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We recognize deferred tax assets to the extent that we believe these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax asset in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

We may be subject to income tax audits in all the jurisdictions in which we operate and, as a result, we must also assess exposures to any potential issues arising from current or future audits of current and prior years’ tax returns. Accordingly, we must assess such potential exposures and, where necessary, provide a reserve to cover any expected loss. We recognize the benefit of a tax position if it is more likely than not to be sustained. Recognized tax positions are measured at the largest amount more likely than not of being realized upon settlement. To the extent that we establish a reserve, our income tax expense would be increased. If we ultimately determine that payment of these amounts is unnecessary, we reverse the liability and recognize an income tax benefit during the period in which new information becomes available indicating the liability is no longer necessary. We record an additional income tax expense in the period in which new information becomes available indicating the tax liability is greater than our original estimate.

JOBS Act accounting election

We are an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, are subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Quantitative and qualitative disclosures about market risk

Interest rate risk

As of March 31, 2019, we had outstanding borrowings of $103.1 million under our Credit Agreement. We are exposed to interest rate risk from fluctuations in the three-month US LIBOR rate that is a component of the interest rate used to calculate interest expense on our debt.

Interest accrues on the outstanding principal amount of the term loan on a quarterly basis and is equal to the three-month US LIBOR rate plus a base rate of 4.75%, 4.25% or 4.00%. The base rate is affected by our financial performance as measured by the consolidated leverage ratio. A 100-basis point increase in interest rates, and assuming a constant base rate, would result in an additional $1.0 million in interest expense related to our external debt per year.

Foreign currency exchange risk

The majority of our sales as well as our assets and liabilities are denominated in U.S. dollars. As a result, our revenues and financial position are not currently subject to significant foreign currency risk. Our operating expenses are denominated in the currencies of the countries in which our operations are located, and may be subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Indian Rupee, the British Pound and the Mexican Pesos. During the years ended December 31, 2016, 2017, and 2018, we incurred foreign exchange losses of $0.2 million, $0.5 million and $0.6 million, respectively. For the three months ended March 31, 2018 and 2019, foreign exchange losses were $0.2 million and $0.1 million, respectively. At this time, we have not entered into a derivative or other financial instrument to hedge our foreign currency exchange risk.

Inflation risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations during the years ended December 31, 2016, 2017, and 2018 and for the three months ended March 31, 2018 and 2019.

Credit risk

We consider the credit risk of all customers and regularly monitors credit risk exposures in our trade receivables. Our standard credit terms with our customers are generally net 30 to 60 days. We had three customers representing more than 10% of trade receivables at March 31, 2019, two customers at December 31, 2017 and one customer at December 31, 2018. In addition, we had four customers representing more than 10% of revenues for the three months ended March 31, 2019, three customers for the years ended December 31, 2016 and 2017 and the three months ended March 31, 2018, and two customers for the year ended December 31, 2018.

Letter from our Chief Executive Officer

Dear prospective investors,

The Cambium story began 20 years ago when Motorola Solutions launched its Wireless Internet Service Platform, which became the Canopy PMP business, in 1999, and later expanded the portfolio with the acquisition of the Orthogon Systems’ PTP business in 2006. In 2011, we were formed when Cambium Networks acquired the PMP and PTP businesses from Motorola Solutions. Our products and technologies are grounded in this deep Motorola heritage, with its focus on high-quality wireless communications technology, and that has inspired our employees, across the globe, to innovate and excel. Cambium Networks continues the commitment to developing products that provide reliable, secure and scalable fixed wireless broadband connectivity. Our focus on quality and our honest work ethic comes from our roots, and we have infused this work ethic with the high-velocity, innovative spirit of Silicon Valley. This combination of mid-western work ethic, dedication to product quality and relentless innovation is the foundation for our mission — connecting the unconnected and the under-connected. Today connectivity is a critical societal need — akin to essential utilities such as electricity, water and gas. Cambium shares this view with governments, the United Nations, and countless others which are all striving to improve connectivity for everyone, everywhere, all the time.

Software applications have greatly improved our ability to communicate and collaborate, but without fast and reliable connectivity, these software tools alone are ineffective. Our wireless solutions address the evolving needs brought by the next generation communications network and end users. We enable high performance connectivity across varied terrain or inclement weather and can connect to the outermost edge of the network. Our platforms are deployed in the most demanding terrains, temperatures and radio frequency conditions – reliably connecting people, places and things. For example, our products are deployed at the Mount Everest base camp in Nepal, at 17,600 feet above sea level, providing reliable internet access for the first time to climbers, hikers and the local population. Our products also improve safety and efficacy around the world, by connecting and monitoring myriad sensors in industrial operations such as railroads, offshore oil rigs, and more remote water treatment centers and mining sites.

Solving connectivity for the unconnected and the under-connected requires high performance technology at affordable prices. Bridging geographic, socioeconomic and technological barriers is not being done solely by the largest Tier 1 service providers and their suppliers, which deploy solutions that cost considerably more than a Cambium Networks solution. Tier 1 solutions, however, are not always economically viable for, nor easily deployed in, medium or low density networks or developing communities. When connecting medium-sized metropolitan areas or remote, developing communities, Cambium’s solutions deliver reliable, high performance wireless broadband connectivity at attractive economics. Additionally, large industrial enterprises around the world operate in some of the most far-reaching geographies searching for natural resources, producing raw materials or managing energy grids or other utilities. Providing these enterprises with secure and reliable connectivity in harder-to-reach environments enables them to gather and share business intelligence more easily, to monitor and optimize their operations, improve efficiency and enhance safety conditions, all giving rise to the Industrial Internet of Things, or IIoT.

We are serving a $22 billion market that is expected to continue to grow as data demands evolve and increase and as new use cases develop. I believe that we have the right technology, the right products, the right strategy, the right culture, and, most importantly, the right people to serve this growing market and to create solutions to enable the increasing demand for data. Our international team of highly experienced engineers continues to design exceptional products for our customers. Our channel partners enable us to deploy products to thousands of network operators and their end users — in over 145 countries and growing. My focus at Cambium Networks has always been to build a business for pragmatic and consistent growth and profitability. Cambium Networks will continue to invest in research and development aimed to keep pace with technological breakthroughs and to provide disruptive solutions, while keeping to our roots through our commitment to our customers to offer increasing value with our innovative products and services.

I sincerely believe that Cambium Networks is a very special company. We look forward to continue making connectivity possible for even more people, places and things. We are proud of our commitment to the communities in which we live and work, and of giving back to our communities whenever we can, through programs that provide connectivity following natural disasters, programs that enable children in unstable locations to safely obtain an education through remote connectivity, and through our awards honoring others who are working to connect the unconnected or underconnected. I am thankful for everybody who has helped bring us to where we are today, and for their continued efforts to take us to where we hope to be tomorrow. We are grateful for those who have believed in us, supported us and trusted us. We are thrilled that you are considering joining us on this remarkable journey, and I believe we have the right inspiration to build a lasting company bringing connectivity and goodness to the world — together.

Atul Bhatnagar

President & Chief Executive Officer

Business

Overview

We provide wireless broadband networking infrastructure solutions for network operators, including medium-sized wireless Internet service providers, enterprises and government agencies. Our scalable, reliable and high performance solutions create a purpose built wireless fabric which connects people, places and things across distances ranging from two meters to more than 100 kilometers, indoors and outdoors, using licensed and unlicensed spectrum, at attractive economics.

Our wireless fabric includes intelligent radios, smart antennas, RF algorithms, wireless-aware switches and network management software. Our embedded proprietary RF technology and software enables automated optimization of data flow at the outermost points in the network, which we refer to as the “intelligent edge.” This intelligent edge offers network operators increased performance, visibility, control and management, as well as the ability to efficiently transfer large amounts of data back to enterprise data centers for fast and efficient analysis and decision-making, even in conditions characterized by a high degree of interfering signals generated both within the network or from outside sources, which we refer to as noise.

Our solutions are deployed by medium-sized wireless Internet service providers and enterprises, including petrochemical, military, state and local government, education, hospitality, rail, utility, industrial and other network operators that use our technology to connect a wide range of network assets from traditional offices to complex sensor networks. Network operators deploy our enterprise-grade solutions to take advantage of their scalability, intelligence, reliability, attractive economics and ease of deployment. Our solutions feature the following benefits for network operators:

•	Superior outdoor scalability. Our solutions scale to greater density for outdoor applications because of their leading spectral efficiency.

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Embedded network intelligence.    Our solutions have embedded intelligence, utilizing software and RF algorithms that work together to optimize network performance. This intelligence allows networks to adapt and evolve as network requirements vary, environments change and network footprints grow over time.

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Reliable wireless connectivity in congested environments.    Our solutions deliver superior reliability enabled by our technology’s frequency reuse capabilities, embedded dynamic spectrum optimization and dynamic filtering abilities.

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High quality at attractive economics.    Our solutions improve economics for network operators by supporting a large number of CPE per access point while providing enterprise-grade performance and quality. We reduce ongoing management costs through device reliability and embedded software that independently manages and resolves network performance issues.

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Ease of deployment and simplicity to scale the network.    Network operators can utilize our cloud-based network management software to help design, install and manage their networks from cloud-to-tower-to-edge. Our cloud-based software offers full lifecycle management of a network through a single pane of glass, reducing the complexity of network operations and the onboarding of large numbers of devices.

Our products are typically deployed by medium-sized service providers, such as wireless Internet service provider networks serving from 5,000 to over 200,000 subscribers, enterprise networks and sensor heavy industrial networks. We estimate that medium-sized Internet service providers contributed approximately half of our revenues in 2016, 2017 and 2018.

We market and sell our solutions through our global channel partner network, which drives the substantial majority of our revenues. We sell our solutions as one-time sales, although a majority of our revenues in a given period typically is generated by purchases from network operators that have previously purchased our products. Growth from these network operators is driven by expansion within existing networks and in new territories, replacement of competitor products with our solutions, deployment of new and incremental use cases and, in the case of local governments, mandates to offer fixed broadband wireless to their citizens.

We have experienced rapid revenue growth over the last several years and we have shipped more than 4.5 million devices since 2012, including over one million in 2018, to more than 10,000 network operators in over 145 countries. For 2016, 2017 and 2018, our revenues were $181.4 million, $216.7 million, and $241.8 million respectively. During the same periods, our net income (loss) was $2.9 million, $9.8 million and $(1.5) million, respectively. In the three months ended March 31, 2018 and 2019, our revenues were $58.5 million and $68.1 million, respectively. During the same periods, our net income (loss) was $(0.2) million and $1.9 million, respectively.

Industry

According to Cisco Visual Networking Index Global Mobile Data Traffic Forecast, 2017-2022, in 2017 global mobile data traffic grew 71%, 54% of total mobile data traffic was offloaded onto the fixed network through Wi-Fi or femtocell, and, wireless mobile data traffic is expected to grow at a compound annual growth rate of 46% from 2017 to 2022. We believe that growth in data traffic will be predominantly driven in large part by the proliferation of connected devices, applications and sensors for both service provider and enterprise use cases. For example:

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Consumers are using connected devices to access cloud applications, stream media-rich content and connect to friends and family utilizing wireless connectivity. Much of the consumer demand in lower-density urban and rural areas is being addressed with medium-sized networks run by wireless Internet service providers.

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Enterprises are deploying their own wireless broadband infrastructure to provide individuals access to, and machines and other devices connectivity with, corporate networks, data centers and cloud applications.

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Industrial enterprises are using wireless broadband to help replace periodic, manual system monitoring with hundreds of wireless sensors and cameras that can monitor key production activities in real-time for safety, productivity and security. For example, wireless connectivity is allowing industrial enterprises real-time comprehensive monitoring of operations across a field of onshore facilities or offshore platforms to increase both the efficiency and safety of industrial operations.

The growing adoption of wireless networks is driving massive amounts of data that is analyzed locally at the edge or at enterprise or cloud data centers. This requires greater wireless connectivity to capture and evaluate the data locally or to backhaul large amounts of data to a data center. Local operations centers or distant corporate data centers must also communicate with the edge devices to optimize operations. For example, when data is sent back to an operations center that identifies potential equipment overheating, that command center can quickly transmit a data request directly to the machine to analyze and resolve the issue or to a technician to rapidly address the developing situation.

Wireline broadband through cable, DSL and optical networks provides efficient bulk bandwidth transport to densely-populated metropolitan areas, but can be cost prohibitive in lower-density environments and rural areas. Wireline broadband also lacks real-time adaptability required for industrial networks and faces practical limitations in delivering connectivity to constantly evolving sensor and device networks. Similarly, many existing, more affordable wireless network solutions lack the performance, scalability, reliability and support to provide enterprise-grade IT infrastructure required for critical business applications.

Both wireless Internet service providers and enterprises in lower-density, non-metropolitan areas require infrastructure that delivers always-on, high-speed wireless bandwidth for the transmission of large amounts of data in a wide variety of challenging conditions such as noisy spectrum or terrain that can impede wireless broadband communications, such as bodies of water or forests. Carrier-grade wireless infrastructure, primarily used in metropolitan networks, is generally ill-suited to these deployments because the size of the deployment does not justify the high equipment expense and management costs. Many existing wireless solutions are limited by their ability to deliver real-time adaptability, scalability, efficient use of spectrum, network reliability and economical use cases:

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Limited real-time adaptability.    Wireless network footprints are continually changing due to individuals moving within a network, rapidly changing environments in an industrial footprint and expanding use cases or functionality. Many wireless solutions lack the software and RF technology to continually optimize performance of rapidly evolving network infrastructure and noisy conditions.

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Lack of network scalability.    Current wireless solutions often struggle to scale primarily because they lack end-to-end management capabilities and appropriate RF algorithms in the software. Software is required to efficiently plan, synchronize and optimize large-scale deployments of wireless broadband, while mitigating self-interference. Existing solutions are typically provisioned manually and managed by spreadsheets or management tools developed by customers internally. Real-time, efficient management requires embedded software and technology capable of optimizing network performance at the edge in varying environmental conditions.

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Inefficient use of spectrum.    Many existing solutions do not contain data path optimization technologies that allow for efficient use of frequency channels and available spectrum. This leads to performance degradation and limits the number of users and devices to which the network can deliver quality access.

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Lack of network reliability in areas with congested spectrum.    Many existing solutions struggle with interference in high noise environments because they cannot reuse frequencies to expand available channels for traffic. These solutions also do not include software that identifies congested channels and automatically switches traffic to channels with less congestion. Inability to reuse frequencies or to recognize congested channel can degrade performance and limit available bandwidth.

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Uneconomical for certain use cases.    Existing fixed wireless broadband solutions can be cost-prohibitive because of their inability to serve a high concentration of CPE without the deployment of high number access points. Additionally, many existing solutions fail because of a lack of software intelligence to foresee upcoming issues and an inefficient path to resolution for issues given limited services and support capabilities.

Our solutions

We offer fixed wireless broadband networking infrastructure solutions differentiated by scalability, embedded intelligence, reliability, high quality at attractive economics and ease of deployment. Our enterprise-grade solutions provide outdoor and indoor capabilities and leading spectral efficiency that reduces self-interference and optimizes spectral efficiency and frequency reuse across the network.

Our PTP solutions are typically connected to high-speed, high-bandwidth wireline networks, and provides wireless broadband backhaul to facilities or PMP access points deployed throughout a network, over distances of more than 100 kilometers and at more than 2 Gbps. Our PMP solutions extend wireless broadband access from tower mounted access points to CPE providing broadband access to residences and enterprises covering wide areas with a range of 10 to 30 kilometers. Our PMP solutions are increasingly used to backhaul video surveillance systems. Our cnPilot Wi-Fi solution provides distributed access to individual users in indoor settings, such as office complexes, and outdoor settings, such as athletic stadiums, over distances as short as two meters with high capacity. Our cnReach solutions offer narrow-band connectivity for sensors and devices at the network edge, typically over the last few meters. Our embedded proprietary RF technology and software enables automated optimization of data flow at the outermost points in the network. Our cnMatrix cloud-managed wireless-aware switching solution provides the intelligent interface between wireless and wired networks. cnMatrix’s policy-based configuration accelerates network deployment, mitigates human error, increases security, and improves reliability.

Our platform provides the following key benefits to network operators:

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Superior outdoor scalability.    Our wireless fabric scales to greater density for outdoor applications because of its spectral efficiency. Almost all of our outdoor products have a spectral efficiency advantage over the primary competition and that efficiency advantage can be more than double in many circumstances. Additionally, our intelligent edge solutions permit denser deployments and higher throughput, translating into more CPE per access point while delivering high quality connectivity.

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Embedded network intelligence.    Our wireless fabric consists of intelligent radios, wireless-aware switches, smart antennas, RF algorithms and embedded software that enable the intelligent edge by optimizing connectivity, reliability and performance. As network requirements evolve, this intelligence enables seamless device RF optimization and provisioning.

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Reliable wireless connectivity in congested environments.    We deliver reliable connections that tolerate high levels of RF interference. Our reliability is a function of GPS synchronization that enables frequency reuse and thereby limits self-interference, embedded dynamic spectrum optimization that identifies congested channels and switches the connection to the optimal channel, and dynamic filtering software that protects used channels to neutralize unwanted interference from neighboring channels. These embedded technologies respond in real-time to congestion that would otherwise impact user experience.

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High quality at attractive economics.    We believe that our solutions allow higher density of CPE per access point compared to our competition, while providing enterprise-grade performance and quality. We reduce ongoing management costs through device reliability and embedded software that independently manages and resolves network performance issues. Our 24/7 customer support combined with our embedded software intelligence increases network uptime and reduces network IT management overhead.

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Ease of deployment and simplicity to scale the network.    Network operators can utilize our cloud-based network management software to manage and grow their networks from cloud-to-tower-to-edge in real-time. Our cloud-based software offers network lifecycle management through a single pane of glass, reducing complexity and costs of network operations and facilitating the onboarding of large numbers of users and devices. cnMatrix’s policy-based automation enables network automation that accelerates network deployment, mitigates human error, increases security, and improves reliability.

Our competitive strengths

Our competitive strengths include the following:

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Wireless fabric that enables fast and efficient scalability.    Our solution allows network operators to densify their networks with incremental access points that scale subscriber support in a linear manner without compromise to quality of service. We accomplish this through our superior spectral efficiency, which minimizes interference and optimizes channel efficiency.

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Advanced RF signal algorithms.    Our RF algorithms drive network performance by employing technologies such as frequency reuse, congestion-based channel switching and noise filtering. These algorithms require deep RF signal processing expertise and have been developed by our seasoned team of RF engineers.

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Broad applicability of our wireless fabric.    Our technology has broad application across a wide range of connectivity use cases, from wireless Internet service providers to industrial enterprises, including in oil and gas, mining, utilities, military, retail, hospitality, transportation, surveillance and other industrial and enterprise end markets. Our core technologies underlying the wireless fabric offer broad extensibility to new markets such as Wi-Fi and IIoT solutions. This broad applicability has allowed us to reach over 10,000 network operators thus far in over 145 countries.

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Network management software platform built for scale.    Our cloud-based network management software increases ease of deployment and usage through easy provisioning, configuration, monitoring and complete network visualization, with the ability to support over 100,000 devices. In particular, our software applications support and facilitate improved network planning, embedding our solutions within network operators’ planning cycles and encouraging recurring purchases for our technology as network operators scale and upgrade their networks. As of March 31, 2019, approximately 6,800 network operators had active cloud accounts.

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Culture of constant innovation combined with high velocity product development and service.    We pride ourselves in our strong work ethic and focus on providing innovative products and first-class service to network operators. As of March 31, 2019, we had over 265 hardware and software engineers working on product design and innovation, and 82 issued patents and 69 patent applications pending worldwide. We deliver a localized innovation model by investing in local research and development presence in the United States, United Kingdom, and India to ensure that we remain in tune with unique requirements of network operators globally. Our employees are united by our mission to eliminate the “digital divide” by building cutting-edge technology to connect underserved and developing communities.

Market opportunity

The majority of our revenues today come from PTP and PMP solutions. According to Sky Light Research, the PTP Microwave market was estimated to be $3.3 billion in 2018. According to QYResearch, the PMP market was estimated to be $0.6 billion in 2018. We entered the Wi-Fi market in 2016 and it has become a meaningful portion of our revenues. According to IDC, the enterprise WLAN market was estimated to be $6.2 billion in 2018. In 2018, we entered the Ethernet switching market, although to date our sales in this market have not been material. According to IDC, the Ethernet switching market for 1GB and 100MB was estimated to be $12.4 billion in 2018. Combining these served markets, our addressable market in 2018 exceeded $22 billion. In 2017, we introduced our cnReach IIoT products, and while the market remains at an early stage of development, we believe this market presents a significant commercial opportunity.

Our growth strategy

The key elements of our growth strategy include:

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Continue investment in wireless fabric while expanding into new markets.    We are investing in our wireless fabric technology to expand the breadth of our solutions and take advantage of new frequencies and communications standards. We believe that building upon our spectral efficiency and interference reduction capabilities will allow us to expand our technology leadership into new markets as network operators continue to demand more throughput and capacity. We may engage in selective acquisitions where we see an opportunity to accelerate our development strategy or address complementary market opportunities.

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Expand our software capabilities.    We will continue to invest in our embedded software capabilities which include GPS synchronization, dynamic optimization and filtering technologies that facilitate the intelligent edge. We also plan to invest cnMaestro, our cloud-based network management software platform, to improve functionality, ease of deployment and operations. In combination, improving the capabilities of our software will expand our market opportunities with network operators.

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Drive greater penetration in our existing base.    As networks grow and become more congested, we believe that our optimization and filtering technologies could become even more critical to network operators. We intend to work collaboratively with key network operators to evaluate new use cases as these network operators expand their geographical footprint into new territories and increase their deployment of our products.

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Deepen and expand channel and network operator relationships.    We intend to deepen and expand our relationships in our channel, which includes over 5,900 channel partners as of March 31, 2019 and received CRN Magazine’s five star rating in 2017, 2018 and 2019, which is its highest ranking awarded. We intend to invest in training and education for these channel partners while fostering new relationships with incremental channel partners. Additionally, in order to deepen and broaden our network operator relationships, we will continue to invest in our sales and marketing organization for both direct and channel engagement.

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Position portfolio to take advantage of proliferation of higher-speed wireless connectivity.    As wireless networks transition from 4G to 5G technology, fixed wireless will be used more frequently in higher density environments. We intend to continue investing in and positioning our portfolio to pursue opportunities in high density environments as these markets move toward fixed wireless technology that is differentiated by reliability in congested environments.

Our technology and products

We offer a portfolio of fixed wireless broadband solutions that connect people, places and things from distances of two meters to more than 100 kilometers, delivering data rates that range from kilobytes per second to over 2 gigabytes per second, operating indoor and outdoor and utilizing licensed and unlicensed spectrum. The elements of our wireless fabric can be architected to meet a broad range of use cases and needs of network operators. Since 2012, we have shipped over 4.5 million devices. Our products are designed to support more CPE per access point and maximize uptime, providing an attractive total cost of ownership for network operators while delivering a reliable, scalable, flexible and easily managed platform with differentiated performance.

Our products can be categorized into our PTP backhaul, PMP distribution, cloud-managed, cnPilot Wi-Fi and cnMatrix switches, and cnReach IIoT solutions. We also offer a number of other network management, planning, and monitoring tools, such as cnMaestro, LINKPlanner, cnArcher and cnHeat, to further improve ease of use and network performance.

Point-to-Point backhaul solutions

Our PTP solutions are deployed globally and have proven to reliably operate in formidable and demanding environments. For example, we used PTP 650 radios to establish high quality connectivity over 245 kilometers between Pikes Peak, Colorado and Cheyenne, Wyoming, delivering real-time voice, video and data. We offer PTP solutions that are designed to operate in unlicensed spectrum from 900 MHz to 5.9 GHz and in licensed spectrum from 6-38 GHz. In addition, our PTP 700 operates in NATO Band IV from 4.4-5.9 GHz and meets stringent federal operating, performance and security standards.

Point-to-Multipoint distribution solutions

Our PMP portfolio is composed of the PMP and ePMP distribution and access solutions that enable network operators to provide high-speed wireless broadband in a wide range of applications, ranging from connecting a small network of CCTV cameras, to deploying networks on hundreds of oil pads, to providing broadband access to low-density urban and rural communities. Our PMP and ePMP solutions offer differentiated spectral efficiency, which enables high data rates and efficient utilization of RF spectrum, as well as GPS synchronization and dynamic interference filtering to optimize performance in noisy conditions. We also offer Massive Multi-User Multi-Input Multi-Output technology and proprietary beamforming sector antennas to enable densification of CPE within a network. In 2019, we introduced our PMP and ePMP solutions with the cnRanger Fixed LTE platform. Together, these PMP distribution solutions allow networks to scale without compromise, from a single access point and a handful of CPE to networks with hundreds of thousands of subscriber radios, both using the identical products and technologies.

cnPilot Wi-Fi and cnMatrix cloud-managed wireless-aware access solutions

Our cnPilot enterprise and service provider Wi-Fi access points are easily deployed within both new and existing wireless local area networks, including in existing networks with equipment from other manufacturers. Our product line includes enterprise access points for both indoor and outdoor use cases, as well as Internet service provider-managed home gateways. Our adaptive architecture provides controller functionality and services as a cloud-managed service, on premises, and onboard with Autopilot to provide choices for the network operator.

Our wireless-aware cnMatrix switches simplify the rollout of access layer networks through policy-based automation, that accelerates network deployment, mitigates human error, increases network security, and improves network reliability. cnMatrix are enterprise grade Layer 2/Layer 3 switches with models that support PoE+ (IEEE 802.3at-2009), as well as 1Gb and 10Gb uplink ports to facilitate deployment flexibility.

cnReach IIoT solutions

Our cnReach IIoT solutions offer connectivity for distributed sensors and controls across industrial deployments, delivering real-time monitoring, measurements and analytics to optimize system performance. Our products can be deployed in a variety of industrial verticals such as oil and gas, electrical utilities, water management, rail and transportation operations and smart cities. cnReach focuses on supervisory control and data acquisition systems for process control and monitoring, providing affordable, narrowband wireless connectivity to support distribution automation, substation switches, circuit control and telemetry.

cnMaestro and network management tools

Our cloud-based cnMaestro network management platform provides users with an integrated, intelligent, easy to use tool for end-to-end network management of our portfolio from the network operating center to individual CPE on a single pane of glass. cnMaestro’s interface allows users to easily onboard large numbers of new devices, configure existing devices, monitor the entire network and troubleshoot end-to-end.

LINKPlanner, is a comprehensive tool, developed over the past 10 years, used to plan PTP and PMP networks. LINKPlanner allows users to visualize and analyze hypothetical network deployment scenarios to evaluate performance and reliability allowing for cost-effective expansion and deployment of their networks. cnArcher is a smartphone app that accelerates installation and deployment of our products by field technicians. cnHeat is an outdoor coverage modeling tool that uses geographic information system (GIS) data and tools to predict coverage and network performance of our PMP solutions, allowing network operators to effectively plan network expansion.

Network operators and distribution channel

We sell our solutions globally through our channel partners to wireless Internet service providers, enterprises and government agencies. Wireless Internet service providers using our products are generally medium-sized service providers serving between 5,000 and more than 200,000 subscribers. Enterprises using our products are in industries such as oil and gas, agriculture, mining, utilities, transportation, surveillance, hospitality, education and general corporate enterprises. Government entities using our products include local governmental agencies, federal agencies and defense organizations. The following table provides an illustrative list of network operators in these sectors using our products:

Service providers	Enterprises	Government agencies
• Sprint • Digicel • Airtel • EOLO • 360 Communications	• Anadarko • Chevron • Duke Energy • CSX • BNSF	• United States Federal Agencies • City of Irving • City of Calgary • City of Houston • Hillsborough County, Florida

Historically, over 95% of our revenues is derived from sales through our ConnectedPartner channel partner platform, which consists of over 5,900 channel partners, including approximately 150 distributors as of March 31, 2019. In 2017, revenues from three of our distributors, Winncom Technologies, Aikom Technology and WAV, represented 15.3%, 15.2% and 11.2% of our revenues, respectively. In 2018, revenues from Winncom Technologies, Aikom Technology and WAV, represented 16.1%, 12.0% and 9.5% of our revenues, respectively. In addition, while not a direct source of our revenues, we estimated that sales to an end customer principally through Aikom Technology accounted for 12% of our revenues in 2016 and 2017. We had no other network operator or distributor that accounted for more than 10% of our revenues for the year ended December 31, 2016, 2017 or 2018.

Through our channel sales network, we sell to our global network of distributors who in turn either sell directly to network operators or supply our products to value added resellers. These channel partners provide lead generation, pre-sales support and product fulfillment. Playing a central role in the channel, distributors support us by promoting and distributing our products in target vertical markets, providing value-added support to the reseller channel by bringing core strengths in technical support and professional services, all in addition to financing, logistics, and sales and marketing support. Our distributors typically stock and manage inventory of our products.

Our ConnectedPartner platform is designed to maximize global coverage while minimizing channel conflict and enhance the ability of our channel partners to succeed in the sale and deployment of our products and solutions. Channel partners registered under our ConnectedPartner program gain access to product discounts, sales and marketing tools, marketing materials, specification sheets, case studies and solution papers to aid in the sale and deployment of our products and solutions globally. We also offer access through our ConnectedPartner platform to technical product training, deal registration, account management support, business development support, webinars and events, promotions and joint marketing initiatives, and qualified lead information as well as participation in our demonstration equipment programs.

Network operator case studies

The following are examples of deployments of our solutions to improve the scalability, reliability and performance of networks across a range of use cases.

EOLO Networks, Italy

EOLO SpA is currently the sixth largest wireless Internet service provider in Italy covering over 10 million households across 13 regions around the country. Beginning in 2016, market demands on EOLO’s subscriber data rates had outpaced existing capacity due to growth in the subscriber base and increasing data demand from subscribers for video streaming. EOLO wanted a long-term solution to upgrade its network, support additional subscribers and meet increasing demand for data.

After evaluating solutions to upgrade its network, EOLO selected Cambium Networks to provide PMP 450m access points to increase network capacity and improve service in congested areas of its network. After deploying the PMP 450m access points, EOLO was able to increase the number of subscribers per access point from 80 to 200. The PMP 450m has delivered double-to-triple the throughput compared to the prior solution, allowing EOLO to add more subscribers and continue to grow its business. EOLO now has more than 1,200 PMP 450m access points deployed across its network.

Pixius Communications, United States

Pixius Communications is a wireless Internet service provider serving principally rural markets. Pixius was challenged to provide high-capacity and reliable Internet across broad geographic areas with a solution that could scale as its business scaled and as the demands for higher data rates scaled. Demand for Pixius’ services continued to grow as did the demand for higher speeds driven by the proliferation of connected devices, cloud computing and services, and over-the-top media delivery, such as Netflix, Hulu, Roku, YouTube, gaming and social media platforms.

To address the needs of its growing customer base, Pixius evaluated a number of technologies for its next generation network before selecting Cambium Networks PMP 450 series. Deployment of the PMP 450 network began in 2013 and now services more than 6,000 Pixius subscribers. The network currently provides subscription download rates of up to 25 Mbps with unlimited data plans. With the second-generation network in place, Pixius has been able to increase its customer rate plan offering from 7 Mbps/2 Mbps in 2016 to 25 Mbps/3 Mbps in 2018, while daily subscriber consumption has grown from 3 Gbps to 4.2 Gbps in the same respective time frame.

HeroTel, South Africa

HeroTel is one of the largest wireless Internet service provider in South Africa. Founded in 2013, HeroTel is consolidating the wireless Internet service provider market and connecting South Africans to high-speed wireless, fiber and LTE internet. HeroTel currently has more than 1,800 sites and over 40,000 clients for “last-mile” internet service. However, demand for TV streaming services like Netflix and Showmax has significantly increased in South Africa. Traditional last-mile mediums like copper cannot keep up with the bandwidth requirements for streaming media , and fiber is limited to deployment in isolated pockets due to costly deployment. HeroTel needed a solution to meet the increasing demand for connectivity and streaming video to maintain and grow its customer base.

After evaluating alternatives, HeroTel chose Cambium Networks’ ePMP wireless broadband distribution solution to improve network performance and enable scalability. HeroTel is achieving three times the speed and double the number of users with Cambium Networks’ solution than it achieved in the past. Because of this, HeroTel is able to easily handle its peak traffic volumes while simultaneously making its customers happier and lowering its capital expense costs. HeroTel is able to load more than three times the number of clients onto the Cambium Networks ePMP 2000 sectors, while achieving in excess of three and a half times the speed on the client side.

Class 1 Freight Rail Operator, United States

A Class 1 freight rail operator in the United States selectively deployed outdoor Wi-Fi to improve efficiency and worker safety. However, the high deployment and operating costs of the existing solution limited their ability to expand its network. The railroad needed a new solution to expand its network, operate in harsh climates and provide a user-friendly network management system.

The railroad selected our cnPilot enterprise Wi-Fi solution as it satisfied all of the requirements for the infrastructure upgrade. The railroad deployed nearly 200 cnPilot enterprise indoor and outdoor access points to provide Wi-Fi access throughout train yards, refueling stations, offices and station houses. The railroad manages its Wi-Fi network using cnMaestro end-to-end network controller. The railroad estimates that Cambium’s solution reduced its annual network operating costs by 30%.

Sales and marketing

We promote the sale of our products globally in partnership with our channel partners as well as through our direct sales force. Our sales organization typically engages directly with large Internet service providers and certain enterprises regardless of whether product fulfillment involves our channel partners, and also provide sales support to our channel partners across the platform. Our sales organization includes field and inside sales personnel, as well as regional technical managers with deep technical expertise who are responsible for pre-sales technical support and solutions engineering for network operators, systems integrators and channel partners. As of March 31, 2019, we had 127 sales personnel operating in over 25 countries.

Our marketing activities consist primarily of technology conferences, web marketing, trade shows, seminars, webinars and events, public training classes, public relations, analyst relations, demand generation and direct marketing to build our brand, increase customer awareness, communicate our product advantages and generate qualified leads for our field sales force and channel partners.

Support and services

Customer support

We support our enterprise class solutions with a range of flexible service plans and 24/7 availability that provide assurance to network operators that their always-on, mission critical communications requirements will be met. We employ a team of support engineers and other support personnel to provide customer service and technical support for our products. Our support organization both supports channel partners in supporting their direct customers and provides first-line support to our direct customers. We offer multiple service options that allow network operators to select the service level that best meets their needs. Our team of support engineers and services personnel provides 24/7 technical support and customer service globally to our network operators. Technical support is also available on-line via chat and automated ticketing systems.

Training

We work closely with our channel partners and network operators to provide comprehensive product training so that they are familiar with the implementation and usage of our products. The training and certification system is administered through a learning management system that provides the user a record of their course work, exam results, current certifications and access to on demand self-directed training resources that complement instructor led sessions scheduled frequently around the world. In 2017, we also launched Cambium College, a free education program where senior members of our design and development teams share their experience to familiarize people with the math and physics concepts involved in designing and operating a wireless broadband or Wi-Fi network.

Cambium Community Forum

To complement our customer support and training, we launched the Cambium Community Forum in 2014 as a platform where we, our network operators and our channel partners can collaborate in real-time on practical solutions to real-world deployment situations, contribute to and consult a collective online knowledge base concerning our products and best practices, and share stories and photographs of customer experiences about product installations and unique use cases of our technology. In 2017, we added a Global WISP Forum with a focus on providing specialized information to our wireless Internet service providers. Our Community Forum is moderated by our staff with direct and active engagement by our development engineering and product management personnel. Leveraging the Community Forum, we collect network operator and channel partner feedback on us on potential product improvements and new product ideas, including through the administration of beta testing on our products. As of March 31, 2019, there were approximately 33,000 registered forum members on our Community Forum.

Manufacturing and supply

We outsource the manufacturing of our products to conserve working capital, reduce our manufacturing overhead and inventory, optimize delivery lead times while maintaining high product quality and scale quickly to handle increased order volume. For certain products, we outsource both the design and manufacture of the product, and distribute the product under our name on a white label basis. We require all of our primary contract manufacturers to be ISO-9001 certified.

Our contract manufacturing partners generally procure the components needed to build our products and assemble our products according to our design specifications. This allows us to leverage the purchasing power of our contract manufacturing partners. For items that we design, we retain complete control over the bill of material, test procedures and quality assurance programs. We review, on an ongoing basis, forecasts, inventory levels, processes, capacity, yields and overall quality. Our contract manufacturers procure components and assemble our products based on our demand forecasts. These forecasts represent our estimates of future demand for our products based upon historical trends and analyses from our sales and product management functions as adjusted for overall market conditions. Generally, for our primary contract manufacturers, we update these forecasts monthly.

Once the completed products are manufactured and tested, configured, inspected and pass quality control inspection, our contract manufacturers ship the products to our direct fulfillment facilities in Kentucky, the Netherlands and Shanghai for shipment to our distribution partners and network operators. We outsource the warehousing and delivery of our products at these fulfillment facilities to a third-party logistics provider for worldwide fulfillment. Our products are installed by network operators or by third-party service providers such as system integrators or value added resellers on their behalf.

While components and supplies are generally available from a variety of sources, we and our contract manufacturers currently depend on a single or limited number of suppliers for several components for our products. For example, the majority of our products are dependent upon the incorporation of components from Qualcomm Atheros and we do not have a second source for these components. In addition, we currently have a limited number of suppliers for several other components for our products. We and our contract manufacturers generally rely on purchase orders rather than long-term contracts with these suppliers, although for certain components our contract suppliers have contracts in place with component suppliers that we are able to leverage. If we need to seek a suitable second source for key components or to modify our designs to use substitute components, our ability to meet the demand for our products, and as a result our business and operating results, could suffer.

Research and development

As of March 31, 2019, our research and development organization had over 265 employees located primarily in San Jose, California, Rolling Meadows, Illinois, Ashburton, United Kingdom and Bangalore, India. We also work with contract engineers in various locations globally. Our research and development team has deep expertise and experience in wireless technology, antenna design and network architecture and operation. We expect to continue to expand our product offerings and solutions capabilities in the future and to invest significantly in continued research and development efforts. Our research and development expenses were $26.3 million, $32.2 million and $38.9 million in 2016, 2017 and 2018, respectively. For the three months ended March 31, 2018 and 2019, our research and development expenses were $9.4 million and $10.5 million, respectively.

Intellectual property

Our success depends in part on our ability to protect our core technology and innovations. We rely on federal, state, common law and international rights, as well as contractual restrictions, to protect our intellectual property. We control access to our proprietary technology by entering into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with third parties, such as Internet service providers, vendors, individuals and entities that may be exploring a business relationship with us. In addition to these contractual arrangements, we also rely on a combination of trade secrets, copyrights, patents, trademarks, service marks and domain names to protect our intellectual property. We seek patent protection for certain of our key innovations, protocols, processes and other inventions. We pursue the registration of our trademarks, service marks and domain names in the United States and England and in certain other locations outside of these jurisdictions. These laws, procedures and restrictions provide only limited protection and the legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain and still evolving. Furthermore, effective patent, trademark, copyright and trade secret protection may not be available in every country in which our products are available.

As of March 31, 2019, we had 29 issued U.S. patents and 53 patents issued in various foreign jurisdictions as well as 69 patent applications pending in the U.S. and elsewhere. We file patent applications in the United States and other countries where we believe there to be a strategic technological or business reason to do so. Although we actively attempt to utilize patents to protect our technologies, we believe that none of our patents, individually or in the aggregate, are material to our business.

Competition

The market for wireless broadband solutions is rapidly evolving, highly competitive and subject to rapid technological change. We expect competition to persist, intensify and increase in the future.

In all of our markets, we compete with a number of wireless equipment providers worldwide that vary in size and in the products and solutions offered. Our competitors for products and solutions for the unlicensed, sub-6GHz spectrum bands include Ubiquiti, Radwin, MicroTik and Telrad. In the licensed microwave markets, our competitors include SIAE, SAF Tehnica and Aviat. Our Wi-Fi products and solutions compete with Ruckus Wireless (CommScope), Cisco Meraki, HPE (Aruba), and Ubiquiti. Our cnReach IIoT products and solutions compete with GE MDS and Freewave. Our cnMatrix cloud-managed switch platform competes with Ubiquiti,

Ruckus, HPE and MikroTik. As our target markets continue to develop and expand, and as the technology for wireless broadband continues to evolve, we expect competition to increase and expand from both established and emerging market participants. We also expect consolidation to impact the competitive landscape, such as the acquisition by Arris Group of Ruckus Wireless in 2017, and the subsequent acquisition of Arris Group by CommScope in 2019.

The markets for our products and solutions are influenced by a variety of factors, including the following:

•	total cost of ownership and return on investment associated with the solutions;

•	ease of configuration, installation and use of the solution;

•	ability to provide a complete compatible solution;

•	broad application across a range of use cases and frequencies;

•	product quality, functionality and reliability;

•	ability to allow centralized management of the solutions to enable better network planning, including scalable provisioning, configuration, monitoring and complete network visualization; and

•	ability to provide quality, full service pre- and post-sales product support.

We believe we compete favorably on each of these factors.

Regulatory requirements

In addition to regulations of general application to global businesses, we are subject to a number of regulatory requirements specific to our industry, including, without limitation:

•	Radio frequency usage. Because our products transmit energy in radio frequency spectrum, our products are subject to:

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rules relating to radio frequency spectrum allocation and authorization of certain radio equipment issued by the Federal Communications Commission for non-federal uses or the National Telecommunications and Information Administration for federal uses; and

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local type approval, or homologation, rules requiring confirmation that our products meet minimum regulatory, technical and safety requirements prior to sale in various countries around the world, for example: European Telecommunications Standards Institute (ETSI), Industry Canada (IC) and Agencia Nacional De Telecommunicacoes (Anatel).

The applicable regulatory agencies in each jurisdiction adopt regulations to manage spectrum use, establish and enforce priorities among competing uses, limit harmful radio frequency interference and promote policy goals such as broadband deployment. These spectrum regulations regulate allocation, licensing, and equipment authorizations. Since our customers purchase devices to operate in specific spectrum bands allocated by the regulatory authorities, our products must meet the technical requirements set forth for such spectrum allocation(s).

In some bands, the operator, such as our customer, must seek prior regulatory authority to operate using specified frequencies, and the resulting spectrum license authorizes the licensee, for a limited term, to operate in a spectrum consistent with licensed technical parameters within a specified geographic area. We must design and manufacture our products to comply with these technical parameters.

Our products generally are subject to compliance testing prior to approval, and, as a condition of authority in each jurisdiction, we must ensure that our products have the proper labels and documentation specifying such authority. We generally use telecommunications certification bodies to obtain certification for our devices in each jurisdiction in which we intend to market and sell our products.

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Trade compliance requirements. We are subject to compliance with rules in jurisdictions from which we export or into which we import our products, including export control and reporting, import clearance, anti-bribery, antitrust and competition rules and regulations, including:

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import and export requirements issued by the United States, the European Union or other jurisdictions, including the U.S. Department of Commerce, the Office of Foreign Assets Control, the U.K. Foreign & Commonwealth Office, Department for International Development, Ministry of Defence and Department of International Trade including rules banning sales to persons or entities on applicable designated parties lists, or to persons or entities in embargoed countries, rules requiring export licenses prior to sales of products incorporating encryption technology to certain end users, and local rules governing import of products, including packaging and labeling laws. In addition, some of our products include enabled encryption technology, which may require us to obtain a license prior to a sale to certain foreign agencies. These rules require us to monitor databases of, and establish and enforce policies to prohibit the sale of our products to, embargoed persons, entities and countries.

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rules and regulations, particularly in the United States and the European Union, governing environmental matters that restrict the use of certain dangerous substances in electrical or electronic equipment, govern use of certain chemical substances throughout their lifecycle and Waste Electrical and Electronic Equipment, Directive 2012/19/EU, relate to the collection, treatment, recycling and recovery of waste electrical and electronic equipment in the European Union and related laws elsewhere. These rules govern our use of components in our products, requiring us to comply with environmental rules and regulations in our selection of component parts and in the manufacturing process, as well as over the disposal upon destruction or retirement of our products.

We are also subject to rules governing our use of personal data, such as the General Data Protection Regulation in the European Union and other applicable regulations around the world, and current and proposed e-privacy and direct marketing rules governing direct and email marketing. These rules govern how we use personal data of our employees, customers and others with whom we might do business, including in our marketing activities. In connection with becoming a public company, we will be subject to additional regulatory requirements, such as disclosure rules governing the inclusion of “conflict minerals” in our products, the corporate governance provisions of the Sarbanes-Oxley Act, and rules and regulations implemented by the SEC and Nasdaq.

Employees

We are focused on hiring, training, and retaining exceptional talent. As of March 31, 2019, we had 516 employees, of whom 311 are located outside the United States. We have not experienced any work stoppages, and we consider our relationship with our employees to be good.

Facilities

As of March 31, 2019, we occupied approximately 38,000 square feet of office space in Rolling Meadows, Illinois under lease agreements that expire in 2024, where we have corporate and executive functions, research and development, customer support, operations and administration and finance services. We also lease approximately 27,000 square feet of office space in Ashburton, England under three lease agreements all of which expire in 2026 and approximately 32,000 square feet of office space in Bangalore, India under two leases that expire in 2021 and approximately 9,000 square feet of office space in San Jose, California under a lease that expires in 2022. In addition, we maintain offices in Miami, Florida, Italy, Dubai, Mexico and Singapore.

Legal proceedings

From time to time, we are a party to various litigation matters and subject to claims that arise in the ordinary course of business including, for example, patent infringement lawsuits by non-practicing entities. In addition, third parties may from time to time assert claims against us in the form of letters and other communications. In addition, on August 7, 2018, Ubiquiti Networks, Inc. filed a lawsuit in the United States District Court, Northern District of Illinois against us, two of our employees, one of our distributors, and one of our end users. The complaint alleges that our development of and sales and promotion of our Elevate software as downloaded on a Ubiquiti device violates the Computer Fraud and Abuse Act and Illinois Computer Crimes Prevention Law, the Digital Millennium Copyright Act and the Copyright Act, and constitutes misrepresentation and false advertising and false designation of origin in violation of the Lanham Act and state competition laws, breach of contract, tortious interference with contract and unfair competition, and trademark infringement and common law misappropriation. The complaint also asserts additional claims against all defendants alleging that the development and sales of Elevate violated the Racketeer Influenced and Corrupt Organizations Act. The defendants answered the complaint and filed a motion to dismiss with supporting documentation on October 15, 2018. A hearing was held on the motion to dismiss on December 11, 2018. Ubiquiti served requests for production of documents on December 17, 2018. On May 22, 2019, the judge issued his order on the motion to dismiss and dismissed Ubiquiti’s complaint without prejudice. On May 24, 2019, Ubiquiti filed a motion for extension of time to file an amended complaint. We filed a motion objecting to the proposed extension of time on May 24, 2019. On May 28, 2019, the judge issued his order on the motion for extension of time and Ubiquiti has until June 18, 2019 to file an amended complaint. If it does not do so, the dismissal will convert automatically to a dismissal with prejudice. We believe Ubiquiti’s claims are without merit and plan to vigorously defend against these claims; however, if Ubiquiti files an amended complaint, there can be no assurance that we will prevail in the lawsuit.

Other than the Ubiquiti Litigation, there is no pending or threatened legal proceeding to which we are a party that, in our opinion, is likely to have a material adverse effect on our financial condition or results of operations. However, litigation is inherently unpredictable. Regardless of the outcome, litigation can adversely affect us because of defense and settlement costs, diversion of management resources and other factors.

Management

Executive officers and directors

The following table sets forth information concerning our executive officers and directors as of May 15, 2019:

Name	Age	Position(s)

Executive Officers

Atul Bhatnagar	62	President and Chief Executive Officer and Director

Stephen Cumming	49	Chief Financial Officer

Raymond de Graaf	52	Senior Vice President, Operations

Scott Imhoff	50	Senior Vice President, Product Management

Sally Rau	60	General Counsel

Ronald Ryan	60	Senior Vice President, Global Channel Management

Bryan Sheppeck	53	Senior Vice President, Global Sales

Vibhu Vivek	52	Senior Vice President, Products

Non-Employee Directors

Robert Amen(1)	45	Chairman of the Board

Alexander R. Slusky(2)	52	Director

Bruce Felt(1)	61	Director

Vikram Verma(1)(2)	54	Director

(1)	Member of our audit committee

(2)	Member of our compensation committee

Executive officers

Atul Bhatnagar has served as our President and Chief Executive Officer, or CEO, since February 2013 and has been on the board of directors of Cambium Networks, Ltd., the company through which we conduct our business, since September 2014. In connection with this offering, Mr. Bhatnagar was appointed as a member of our board of directors in April 2018. Prior to joining us, Mr. Bhatnagar served as the President and Chief Executive Officer of Ixia, a company that provided test and measurement equipment and applications to maintain wireless and wireline computer networks, from March 2008 until May 2012. Mr. Bhatnagar holds a B.S. degree in Electrical Engineering from the Birla Institute of Technology and Sciences and a M.S. in Electrical Engineering from the University of New Mexico, Albuquerque.

We believe that Mr. Bhatnagar possesses specific attributes that qualify him to serve as a member of our board of directors, including his extensive experience in the wireless and wireline networking industry and the operational insight and expertise he has accumulated as our President and CEO.

Stephen Cumming has served as our Chief Financial Officer since July 2018. Prior to joining us, Mr. Cumming served as the Chief Financial Officer of Kenandy, Inc., a B2B software provider company, from August 2014 until January 2018. Previously, Mr. Cumming served as the Vice President and Chief Financial Officer of Atmel

Corporation, a worldwide leader in the design and manufacture of microcontrollers, from July 2008 until April 2013. Prior to joining Atmel, Mr. Cumming was the VP of Finance at Fairchild Semiconductor from Sept 1997 to July 2008, and during his tenure was interim Chief Financial Officer from September 2005 to April 2006. Prior to joining Fairchild Mr. Cumming held various financial management positions at National Semiconductor Corporation. Mr. Cumming has a Bachelor of Science Degree in Business from the University of Surrey and is a U.K. Chartered Management Accountant.

Raymond de Graaf has served as our Senior Vice President, Operations since September 2015. Prior to joining us, Mr. de Graaf was Vice President of Operations at Ixia from January 2008 until February 2015 and served as Senior Vice President of Operations at Ixia until August 2015. Mr. de Graaf holds a B.S. in Logistics Engineering and Business Administration from NHTV International Hogeschool Breda, a graduate degree in Global Business Administration from Nyenrode University, and a global executive M.B.A from Duke University’s Fuqua School of Business.

Scott Imhoff has served as our Senior Vice President, Product Management since July 2016. Mr. Imhoff joined us in October 2011 from Motorola Solutions and served in a variety of business development positions, including Director of Business Development, Vice President of Global Partner Development, and Vice President and Senior Vice President of Product Management. Mr. Imhoff holds a B.S. in Economics from Iowa State University and a M.B.A. from Lake Forest Graduate School of Management.

Sally Rau has served as our general counsel since February 2015. In the intervening period between 2014 and 2015, Ms. Rau was a consultant for law firms in the San Francisco Bay Area. Prior to 2014, Ms. Rau served as General Counsel of Velti, a provider of mobile marketing and advertising technology and solutions, a position she held from August 2010 until December 2013. Entities affiliated with Velti filed for bankruptcy protection in November 2013. From June 1998 until September 2010, Ms. Rau was in private practice and, from 2000 a partner at DLA Piper, a global law firm. Ms. Rau holds a B.A. in History from the University of California, Berkeley, and a J.D. from the University of Oregon, School of Law. Ms. Rau is a member of the State Bar of California.

Ronald Ryan has served as our Senior Vice President, Global Channel Management since May 2017. Mr. Ryan joined us in April 2013 and has served in a variety of positions including Vice President of global channel management, Director of Global Channels and interim Vice President of North American Sales and Global Sales Operations. Prior to joining Cambium, Mr. Ryan served in a variety of roles at Hutton Communications, a distributor of wireless communication infrastructure products, starting in 2000 as Senior Vice President and Director of Sales and Marketing until taking over as Chief Operating Officer for the last two years ending in 2012. Prior to Hutton Communications, Mr. Ryan spent 15 years with Arrow Electronics, an electronic component supplier. Mr. Ryan holds a M.B.A. from Pepperdine University.

Bryan Sheppeck has served as our Senior Vice President, Global Sales since January 2015. Previously, Mr. Sheppeck served as a Senior Vice President of global sales and Executive Vice President of worldwide sales at Aspect Software, a call center and customer service company from December 2012 and May 2014. Mr. Sheppeck holds a B.S. in industrial engineering from Worcester Polytechnic Institute and holds a M.B.A. from George Washington University.

Vibhu Vivek has served as our Senior Vice President, Products since June 2013. Prior to joining us, he served as Senior Director of Engineering from January 2007 to November 2008, and Vice President of Engineering from November 2008 until June 2013 for the Enterprise Network and Communications Business Unit within Motorola Solutions. Mr. Vivek holds a B.S. in engineering from the Indian Institute of Technology Delhi, a M.S. in engineering from Indian Institute of Technology and a M.S. in civil engineering from the University of Maine.

Non-employee directors

Robert Amen, has served as a member of our board of directors since our divestiture from Motorola Solutions in October 2011 and as our Chairman of the Board since 2018. Mr. Amen joined Vector as an Associate in 1999 and became Managing Director in 2012. Before joining Vector Capital, Mr. Amen was a Business Development Manager at Microsoft Corporation and a Corporate Finance Analyst in the Technology practice at Montgomery Securities. Mr. Amen has a B.A. in history and economics from Stanford University and a M.B.A from The Wharton School.

We believe that Mr. Amen possesses specific attributes that qualify him to serve as a member of our board of directors and a member of our audit committee, including his experience as an investor in the technology industry and as a member of the board of directors of other private companies.

Alexander R. Slusky has served as a member of our board of directors since our divestiture from Motorola Solutions in October 2011. In addition, Mr. Slusky was a director of Technicolor SA from 2012 to 2015. Mr. Slusky is the founder of Vector Capital, where he has served as Vector Capital’s Chief Investment Officer since 1997. Prior to joining Vector Capital, Mr. Slusky led the technology equity practice at Ziff Brothers Investments, a private investment firm. Before joining Ziff Brothers, Mr. Slusky was at New Enterprise Associates, a venture capital fund, focusing on investments in software, communications and digital media. Prior to New Enterprise Associates, Mr. Slusky was a consultant at McKinsey & Company. Mr. Slusky holds a B.A. in Economics from Harvard University and a M.B.A. from Harvard Business School.

We believe that Mr. Slusky possesses specific attributes that qualify him to serve as a member of our board of directors and the chair of our compensation committee, including his experience as an investor in the technology industry and as a member of the board of directors of other public and private companies.

Bruce Felt has served as a member of our board of directors since May 2018 and is the chair of our audit committee. In addition, Mr. Felt has served as the Chief Financial Officer of Domo, a cloud-based enterprise software company, since August 2014. From June 2012 to June 2014, Mr. Felt served as the Chief Financial Officer of Ten-X, an online real estate marketplace. From October 2006 to June 2012, Mr. Felt served as the Chief Financial Officer of SuccessFactors, a cloud-based human capital management software company. Mr. Felt is currently a member the board of directors of Evolent Health, a healthcare services management company, and Personal Capital, a provider of wealth management applications and services. Mr. Felt was a member of the board of directors of Yodlee, a provider of financial applications, from March 2014 until November 2015. Mr. Felt holds a B.S. in accounting from the University of South Carolina and a M.B.A. from Stanford University Graduate School of Business.

We believe that Mr. Felt possesses specific attributes that qualify him to serve as a member of our board of directors and the Chair of our audit committee, including his experience as a chief financial officer and a member of the board of directors of public and private companies.

Vikram Verma has served as a member of our board of directors since January 2019 and has agreed to serve on our audit and compensation committees. Mr. Verma has served as Chief Executive Officer of 8x8, a cloud communication services company, since September 2013 and as a director of 8x8 since January 2012. From October 2008 through August 2013, Mr. Verma was President of Strategic Venture Development for Lockheed Martin. From 2006 through 2008, Mr. Verma was President of the IS&GS Savi Group, a division of Lockheed Martin. Prior to 2006, Mr. Verma was Chairman and Chief Executive Officer of Savi Technology. Mr. Verma received a B.S.E.E. degree from Florida Institute of Technology, a M.S.E. degree from the University of Michigan in electrical engineering, and the graduate degree of Engineer in Electrical Engineering from Stanford University.

We believe that Mr. Verma possesses specific attributes that qualify him to serve as a member of our board of directors and a member of our audit and compensation committees, including his experience as a chief executive officer of public companies.

Family relationships

There are no family relationships among any of our executive officers or directors.

Board of directors

Our board of directors currently consists of, and our Amended and Restated Memorandum and Articles of Association that will become effective upon the closing of this offering authorize, five directors. Our Amended and Restated Memorandum and Articles of Association that will become effective upon the closing of this offering provides that the authorized number of directors may be changed only by resolution of our board of directors.

Our Amended and Restated Memorandum and Articles of Association also provide that our directors may be removed only for cause by the affirmative vote of the holders of at least 75% of the votes that all our shareholders would be entitled to cast in an annual election of directors. See “Description of Share Capital—Anti-takeover provisions of our Amended and Restated Memorandum and Articles of Association” elsewhere in this prospectus.

Pursuant to the Shareholder Agreement described under “Certain Relationships and Related Party Transactions—Shareholder Agreement,” Vector Capital is entitled to nominate members of our board of directors as follows: so long as affiliates of Vector Capital own, in the aggregate, (i) not less than 5% of our shares outstanding up to 25% of our outstanding shares, Vector Capital will be entitled to nominate one director, (ii) more than 25% but less than 50% of our shares, Vector Capital will be entitled to nominate two directors or (iii) if Vector Capital holds greater than 50% of our shares, Vector Capital will be entitled to a number of directors proportionate to their voting interest.

The directors presently nominated by Vector Capital are Alexander Slusky and Robert Amen who we refer to as the Vector Capital Directors.

In accordance with our Amended and Restated Memorandum and Articles of Association, our directors are divided into three classes serving staggered three-year terms. Upon expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of shareholders in the year in which their term expires. As a result of this classification of directors, it generally takes at least two annual meetings of shareholders for shareholders to effect a change in a majority of the members of our board of directors. Our directors will be divided among the three classes as follows:

•	are Class I directors and their terms will expire at the annual meeting of shareholders to be held in 2019;

•	are Class II directors and their terms will expire at the annual meeting of shareholders to be held in 2020; and

•	are Class III directors and their terms will expire at the annual meeting of shareholders to be held in 2021.

Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of shareholders in the year in which their term expires. An election of our directors by our shareholders will be determined by a plurality of the votes cast by the shareholders entitled to vote on the election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in our control or management. See “Description of share capital—Anti-takeover provisions of our Amended and Restated Memorandum and Articles of Association—Classified board of directors” elsewhere in this prospectus.

Controlled company exemption

Upon completion of this offering, investment funds affiliated with Vector Capital will beneficially own             % of our outstanding shares, or approximately             % if the underwriters exercise their option to purchase additional shares in full. As a result, we intend to rely on the controlled company exemption under the Nasdaq corporate governance rules, including exemptions from certain corporate governance requirements such as requirements:

•	that a majority of our board of directors consists of “independent directors,” as defined under the rules of Nasdaq;

•

that the compensation of our executive officers be determined, or recommended to the board of directors for determination, by majority vote of the independent directors or by a compensation committee comprised solely of independent directors; and

•

that director nominees be selected, or recommended to the board of directors for selection, by majority vote of the independent directors or by a nomination committee comprised solely of independent directors.

These exemptions do not modify the independence requirements for our audit committee, which require that our audit committee be comprised exclusively of independent directors. However, under the Nasdaq corporate governance rules, we are permitted to phase in our independent audit committee with one independent member at the time of listing, a majority of independent members within 90 days of listing and a fully independent committee within one year of listing. See “—Director independence.”

Accordingly, if you purchase shares in this offering you may not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements. In the event that we cease to be a controlled company, we will be required to comply with these provisions within the transition periods specified in the rules of Nasdaq.

Board committees

Our board of directors has established an audit committee and a compensation committee. We do not intend to form a nominating and corporate governance committee at this time, and the independent members of our board of directors will be responsible for nominations.

Pursuant to the Shareholder Agreement, for so long as Vector Capital may nominate a Vector Capital Director, Vector Capital is entitled to have a Vector Capital Director serve as a member of each of the committees of the board of directors, provided that such service is not prohibited by applicable listing standards. If we establish a committee to consider a proposed transaction between Vector Capital and us, then such board committee may exclude from participation such Vector Capital Director nominated by the Vector Capital entity which transaction is being considered by such committee. See “Certain relationships and related party transactions—Shareholder agreement” elsewhere in this prospectus.

Audit committee

Our audit committee consists of Bruce Felt, Vikram Verma and Robert Amen, with Mr. Felt serving as the chair. Our board of directors has determined that                      are independent within the meaning of Rule 10A-3 under the Exchange Act. Our board of directors has also determined that Messrs. Felt, Verma and Amen are each an “audit committee financial expert” as defined by the applicable SEC rules.

In accordance with our audit committee charter, our audit committee is responsible for, among other things:

•	overseeing our corporate accounting and financial reporting processes and our internal controls over financial reporting;

•	evaluating the independent registered public accounting firm’s qualifications, independence and performance;

•	engaging and providing for the compensation of the independent registered public accounting firm;

•	approving the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services;

•	reviewing our consolidated financial statements;

•	reviewing our critical accounting policies and estimates and internal controls over financial reporting;

•	discussing with management and the independent registered public accounting firm the results of the annual audit and the reviews of our quarterly consolidated financial statements; and

•	such other matters that are specifically designated to the audit committee by our board of directors from time to time.

We expect to satisfy the member independence requirements for the audit committee prior to the end of the transition period provided under the current Nasdaq and SEC rules and regulations for companies completing their initial public offering.

Compensation committee

Our compensation committee consists of Alex Slusky and Vikram Verma, with Mr. Slusky serving as chair. We intend to avail ourselves of certain exemptions afforded to controlled companies under the Nasdaq corporate governance rules, which will exempt us from the requirement that we have a compensation committee composed entirely of independent directors. We intend to comply with future requirements to the extent they become applicable to us.

In accordance with our compensation committee charter, our compensation committee is responsible for, among other things:

•

reviewing and recommending policies relating to compensation and benefits of our officers and employees, including reviewing and approving corporate goals and objectives relevant to compensation of the Chief Executive Officer and other senior officers;

•	evaluating the performance of the Chief Executive Officer and other senior officers in light of those goals and objectives;

•	setting compensation of the Chief Executive Officer and other senior officers based on such evaluations;

•	administering the issuance of options and other awards under our equity-based incentive plans; and

•	such other matters that are specifically designated to the compensation committee by our board of directors from time to time.

Code of business conduct and ethics

Our board of directors has adopted a code of business conduct and ethics, which establishes the standards of ethical conduct applicable to all of our directors, officers and employees, and a code of ethics for senior financial officers that applies to our Chief Executive Officer, the Chief Financial Officer, the Chief Accounting Officer, the Controller and persons performing similar functions. A copy of our code of conduct is posted on our website, www.cambiumnetworks.com. In addition, we intend to post on our website all disclosures that are required by law or the Nasdaq Listing Rules concerning any amendments to, or waivers from, any provision of the code.

Compensation committee interlocks and insider participation

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Limitations on director and officer liability and indemnification

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, fraud or the consequences of committing a crime. Our Amended and Restated Memorandum and Articles of Association provide that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officers, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, or the Securities Act, may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

We have entered into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our Amended and Restated Memorandum and Articles of Association. These agreements, among other things, provide that we will indemnify our directors and executive officers for certain expenses (including attorney’s fees), judgments, fines, penalties and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of such person’s services as one of our directors or executive officers, or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

The limitation of liability and indemnification provisions contained in our Amended and Restated Memorandum and Articles of Association may discourage shareholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other shareholders. Further, a shareholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. There is no pending litigation or proceeding involving one of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Executive compensation

Overview

This section provides a discussion of the compensation paid or awarded to our President and Chief Executive Officer and our two other most highly compensated executive officers as of December 31, 2018. We refer to these individuals as our “named executive officers.” For 2018, our named executive officers were:

•	Atul Bhatnagar, President and Chief Executive Officer;
•	Bryan Sheppeck, Senior Vice President—Sales; and
•	Ronald Ryan, Senior Vice President, Global Channel Management.

Our current executive compensation program is intended to align executive compensation with our business objectives and to enable us to attract, retain and reward executive officers who contribute to our long-term success. The compensation paid or awarded to our named executive officers is generally based on the assessment of each individual’s performance compared against the business objectives established for the fiscal year as well as our historical compensation practices. Prior to this offering, we provided each of our named executive officers with an annual base salary and annual incentive compensation. In addition, our named executive officers have received long-term incentives in the form of Class B Units in VCH, L.P. The details of these elements of our executive compensation program are discussed below.

We expect our executive compensation program to evolve in response to the new business demands and challenges that we will face as a public company. The compensation committee of our board of directors will continue our board’s pre-offering practice of reviewing our executive officers’ overall compensation packages on an annual basis or more frequently as the compensation committee deems warranted.

Compensation of named executive officers

Base salary

Base salaries are intended to provide a level of compensation sufficient to attract and retain an effective management team, when considered in combination with the other components of our executive compensation program. The relative levels of base salary for our named executive officers are designed to reflect each executive officer’s scope of responsibility and accountability with us. Please see the “Salary” column in the 2018 Summary Compensation Table for the base salary amounts received by each named executive officer in 2018.

Annual incentive compensation

Historically, we have provided members of our senior leadership team (other than Mr. Bhatnagar) with annual incentive compensation, either through our annual bonus program or through a commissions-based program. As discussed below, Mr. Bhatnagar receives annual incentive compensation through the grant of Class B Units, the vesting of which is tied to the achievement of our annual cash bonus plan goals.

Annual incentive compensation holds executives accountable, rewards the executives based on actual business results and helps create a “pay for performance” culture. Our annual incentive program provides variable compensation based on the achievement of performance goals established by our board of directors at the beginning of fiscal year 2018. Under the 2018 annual incentive compensation program, variable compensation was payable based on the achievement of certain corporate financial performance measures relating to revenues and earnings before interest, taxes, depreciation and amortization, or EBITDA, each weighted at 50%. The actual incentive compensation payable to specific individuals under the 2018 annual incentive compensation program was subject to modification based on individual performance for 2018.

Following the end of 2018, the board of directors reviewed our achievements against the revenue and EBITDA financial performance measures and determined that we partially met target levels of achievement. For 2018, the variable compensation opportunities for Messrs. Sheppeck and Ryan were 100% of their respective base salaries, with Messrs. Sheppeck’s and Ryan’s variable compensation delivered through a commissions-based program also tied to achievement of revenue and EBITDA targets for Mr. Sheppeck, and revenue and contribution margin targets for Mr. Ryan. The actual incentive compensation payable to our named executive officers under the 2018 annual incentive compensation program are set forth in the “Non-Equity Incentive Plan Compensation” column of the 2018 Summary Compensation Table.

Mr. Bhatnagar has historically received Class B Units of VCH, L.P. (which are described in detail below) in lieu of receiving an annual cash bonus, with the vesting of the Class B Units tied to the same revenue and EBITDA performance goals that are applicable to our annual cash bonus plan for non-sales personnel. These Class B Unit awards have historically been viewed as multi-year grants to cover Mr. Bhatnagar’s annual bonus for a specified number of years. In 2017, Mr. Bhatnagar received a grant of 463,752 Class B Units in lieu of cash bonuses for the 2017 and 2018 performance years. A target of 50% of the Class B Units was scheduled to vest based on the Company’s achievement of 2017 revenue and EBITDA goals, and the remaining 50% of the target Class B Units was scheduled to vest based on the Company’s achievement of 2018 revenue and EBITDA goals. Based on 2017 performance, in April 2018, VCH, L.P. determined that the portion of the Class B Units allocated to 2017 performance had vested. As noted above, following the conclusion of 2018, the board of directors determined that we partially met the revenue and EBITDA goals established under the annual cash bonus plan for non-sales personnel. Based on our partial achievement of the revenue and EBTIDA goals and the board of directors’ qualitative assessment of our performance, the board of directors determined to vest 10% of the portion of the Class B units allocated to 2018 performance, with the remaining unvested Class B Units eligible to vest based on 2019 performance.

Class B units

VCH, L.P. was formed pursuant to an initial exempted limited partnership agreement, dated September 8, 2011 among affiliates of Vector Capital. Under the VCH LPA, the general partner of VCH, L.P. has the power to award management incentive units, or MIUs, in the limited partnership to any director, employee, consultant or other service providers of the limited partnership or its subsidiaries, which includes our Company. We refer to this as the MIU Plan.

The MIU Plan permits awards in the form of Class B Units in VCH, L.P. as well as phantom units that provide the holder the same economic benefits of a Class B Unit. As of December 31, 2018, our named executive officers have only received Class B Units. Class B Units represent an equity interest in VCH, L.P.; however, the Class B Unit grants have what is called a “participation threshold” set based on the value assigned to a Class A Unit of VCH, L.P. at the time of the Class B Units. The Class B Units only share in equity appreciation above the participation threshold. This places the Class B Unit grants in a secondary position to the Class A Units in that in any event in which the equity is valued and paid out, holders of the Class B Units are paid only if an amount at least equal to the participation threshold has first been allocated to the Class A Units. The Class A Units and the Class B Units share equally in distributions, if any, above the participation threshold.

In accordance with the terms of the VCH LPA, we may grant both time-based Class B Units and performance-based Class B Units. The Class B Units become vested and eligible to participate in partnership distributions as follows:

•

Time-based units:    Vesting of time-based Class B Units commences on the date of award and continues over a period of forty-eight months. Twenty-five percent (25%) of the units become vested and eligible to participate in partnership distributions on the first anniversary of the award date (“Initial Vesting Date”), and the remaining 75% of the units shall become vested and eligible to participate in partnership distributions ratably on a monthly basis over the thirty-six (36) months following the Initial Vesting Date. Unvested time-based Class B Units are also forfeited upon the consummation of an exit sale transaction (as defined in the VCH LPA), unless Vector Capital achieves a specified equity return of at least 3.0 times prior to or in connection with the sale, in which case all unvested time-based Class B Units will fully vest.

•

Performance-based units:    Performance-based Class B Units vest and are eligible to participate in partnership distributions when and if the Class A Units achieve a specific equity return of 3.0 times or 6.0 times depending on the terms of the award.

In addition, no Class B Units are eligible to participate in distributions until the Class A Units have first received a return of original invested capital.

If the employee terminates employment before all participation and eligibility thresholds and criteria are met, all unvested Class B Units held as of the date of termination automatically expire and are forfeited without any further action required, and all vested Class B Units held as of the date of termination are subject to repurchase by VCH, L.P. (solely at its option).

In connection with this offering, Class B Units in VCH, L.P. will be exchanged for shares, restricted share awards or restricted share units to acquire our shares, in the Recapitalization. The equity awards acquired in connection with the Recapitalization will be subject to the same time-based vesting conditions as the related Class B Units to the extent not satisfied as of the offering. After the Recapitalization has been completed, VCH, L.P. will have no further right to issue Class B Units to our officers and employees.

Please see the “Outstanding Equity Awards at 2018 Fiscal Year-End” table for information regarding Class B Units held by our named executive officers as of December 31, 2018.

2018 Summary compensation table

The following table shows information regarding the compensation of our named executive officers for services performed in the years ended December 31, 2018 and, to the extent required by applicable SEC disclosure rules, December 31, 2017.

Name and principal position	Year	Salary ($)	Bonus ($)	Share awards ($)(1)	Non-equity incentive plan compensation ($)(2)		All other compensation ($)(3)	Total ($)
Atul Bhatnagar President and Chief Executive Officer	2018 2017	500,000 486,923	—	649,283	—	(4)	11,000 10,800	511,000 1,147,006
Bryan Sheppeck Senior Vice President—Sales	2018 2017	276,230 270,000	—	—	173,228 336,737		11,000 10,800	460,458 617,537
Ronald Ryan Senior Vice President—Global Channel Management	2018	182,461	—	—	149,131		8,954	340,546

(1)	See Note 10 to the Consolidated Financial Statements for a discussion of the relevant assumptions used in calculating these amounts. Amounts reported in this column reflect the aggregate grant date fair value of Class B Units awarded in 2017 to Mr. Bhatnagar, computed in accordance with FASB ASC Topic 718, Compensation—Stock Compensation.

(2)	Amounts for 2018 represent variable compensation earned in the form of commissions received by Messrs. Sheppeck and Ryan.

(3)	Amounts represent 401(k) matching contributions for all NEOs.

(4)	As discussed above, Mr. Bhatnagar received Class B Units in 2017 in lieu of receiving an annual cash bonus for 2017 or 2018. Please see the “Annual cash bonuses” section above for details regarding the compensation that Mr. Bhatnagar receives in lieu of cash incentives.

Outstanding equity awards at 2018 fiscal year-end

The following table sets forth information regarding outstanding Class B Unit awards held by our named executive officers as of December 31, 2018.

Name (a)	Grant Date	Number of units that have not vested (#) (g)	Market value of units that have not vested ($) (h)	Equity incentive plan awards: number of unearned units that have not vested (#) (i)	Equity incentive plan awards: market value of unearned units that have not vested ($)(1) (j)
Atul Bhatnagar	4/30/2013	—	—	1,559,682(3)	$4,658,770
	4/30/2013	—	—	1,169,762(4)	2,004,972
	4/30/2013	—	—	1,169,762(2)	2,004,972
	4/30/2013	—	—	779,841(5)	1,336,647
	8/15/2017	—	—	463,752(6)	1,385,227
Bryan Sheppeck	4/28/2015	—	—	175,000(2)	522,725
	4/28/2015	—	—	175,000(3)	522,725
	11/8/2016	—	—	25,000(2)	42,850
	11/8/2016	—	—	25,000(3)	42,850
Ronald Ryan	7/30/2013	—	—	22,500(3)	67,208
	4/28/2014	—	—	50,000(3)	149,350
	10/12/2015	—	—	27,500(3)	82,143
	5/31/2016	—	—	20,000(2)	34,280
	5/31/2016	—	—	20,000(3)	59,740
	5/23/2017	—	—	10,000(2)	17,140
	5/23/2017	—	—	10,000(3)	29,870
	2/6/2018	—	—	40,000(3)	119,480

(1)	The Class B Units are not publicly traded and, therefore, there was no ascertainable public market value for the Class B Units as of December 31, 2018. The market value reported in this table is based upon a December 31, 2018 valuation analysis of the “fair market value” (as defined in VCH, L.P.’s applicable equity documents) of total VCH, L.P. equity.

(2)	Represents Class B Units that fully vest if Vector Capital achieves a 3.0x total equity return multiple.

(3)	Represents Class B Units subject to time-based vesting over four years, with 25% vesting on the anniversary of the date of grant and in equal monthly installments over the next three years, as well as to the achievement by Vector Capital of a 1.0 time total equity return.

(4)	Represents Class B Units that fully vest if Vector Capital achieves a 6.0x total equity return multiple.

(5)	Represents Class B Units awarded to Mr. Bhatnagar in lieu of annual cash bonuses for 2013, 2014, 2015 and 2016 that have fully vested subject to Vector Capital’s achievement of a 1.0 times total equity return.

(6)	Represents Class B Units awarded in lieu of annual cash bonuses for 2017 and 2018. See the section titled “annual cash bonuses” for details regarding the vesting of these Class B Units. Of these, 231,876 Class B Units were deemed earned upon the board of directors’ certification of performance in April 2018 and will vest in full if Vector Capital achieves a 1.0 time total equity return. A further 23,188 Class B Units were deemed earned upon the board of directors’ certification of performance in April 2019 and will vest in full if Vector Capital achieves a 1.0 time total equity return.

Employment agreements and potential payments upon termination or change-in-control

Existing executive employment arrangements

We are a party to an employment agreement with Mr. Bhatnagar that provides for certain severance and vesting benefits if he is involuntarily terminated, which benefits may vary if the involuntary termination was under certain circumstances in connection with or during the 12-month period following a change in control. As of December 31, 2018, we were not subject to an employment agreement with either Messrs. Sheppeck or Ryan that provided for separation benefits. In connection with commencement of employment, each of Messrs. Sheppeck and Ryan received an offer letter setting forth the basic terms of employment, including his initial base salary, initial incentive compensation opportunity and eligibility with respect to our broad-based retirement, health and welfare plans.

Mr. Bhatnagar’s employment agreement provides for severance payments upon a termination without cause or a resignation for good reason (each as defined in the employment agreement), subject to Mr. Bhatnagar’s execution and non-revocation of a general release of claims in favor of us. In either case, Mr. Bhatnagar would receive (i) base salary continuation and continued participation in our group health plans for Mr. Bhatnagar and his eligible dependents at our expense for 12 months following termination and (ii) a pro-rata portion of his annual bonus for the fiscal year in which the termination occurs based on actual performance for the year. If Mr. Bhatnagar’s employment is terminated without cause or for good reason within 12 months before or after the occurrence of a change of control or initial public offering of the Company, all of his unvested equity would fully vest on his termination date. Additionally, all time-based Class B Units will accelerate and vest upon the closing of a change of control with respect to the Company, VCH, L.P. or any subsidiary of VCH, L.P.

401(k) Plan and other retirement plans

We maintain a tax-qualified 401(k) retirement plan for all U.S. employees who satisfy certain eligibility requirements, including requirements relating to age and length of service. Under our 401(k) plan, employees may elect to defer up to all eligible compensation, subject to applicable annual Internal Revenue Code limits. We match up to 4% of contributions made by our employees, including executives, with the match becoming fully vested after two years of service.

In addition, we maintain a qualified defined contribution plan for all U.K. employees who satisfy certain eligibility requirements. Under the U.K. retirement plan, eligible employees are automatically enrolled in the plan at a default employee contribution rate of 3% of eligible compensation and we make a matching contribution of 5%. Our matching contribution rate increases by 1% for each additional 1% that the employee contributes up to a maximum of 7%. Our matching contributions vest immediately and employees are always fully vested in their own contributions.

New compensation plans

2019 Share Incentive Plan

Following this offering, we expect to grant awards under the 2019 Share Incentive Plan. In             , our board of directors adopted, and our shareholder approved, the 2019 Share Incentive Plan. The 2019 Share Incentive Plan provides for the grant of incentive share options, nonqualified share options, share appreciation rights, restricted share awards, restricted share units, or RSUs, other share-based awards and performance awards. The number of our shares that may be issued under the 2019 Share Incentive Plan is             , in addition to the              restricted shares and restricted share units we expect to grant in substitution for unvested Class B Units or phantom units in connection with this offering assuming an initial public offering price of              per share, which is the midpoint of the range set forth on the cover of this prospectus. The share reserve under the 2019 incentive plan will be increased on the first day of each fiscal year, beginning with the fiscal year ending December 31, 2020 and continuing until, and including, the fiscal year ending December 31, 2029. The annual increase will be equal to the lowest of              shares,             % of the number of our shares outstanding on the first day of such fiscal year, and an amount determined by our board of directors.

Our employees, officers, directors, consultants and advisors are eligible to receive awards under the 2019 Share Incentive Plan. Incentive share options, however, may be granted only to our employees. Participants in the 2019 Share Incentive Plan will also consist of persons to whom restricted share awards and restricted share units are granted in substitution for Class B Units in VCH, L.P. in connection with this offering. We expect to grant under the 2019 Share Incentive Plan options to purchase an aggregate of              shares and restricted share units with respect to an aggregate of              shares to certain of our employees, in each case upon the commencement of trading of our shares on the Nasdaq.

Pursuant to the terms of the 2019 Share Incentive Plan, our board of directors (or a committee delegated by our board of directors) administers the plan and, subject to any limitations in the plan, will select the recipients of awards and determine:

•	the number of our shares covered by options and the dates upon which the options become exercisable;

•	the type of options to be granted;

•	the duration of options, which may not be in excess of ten years;

•	the exercise price of options, which must be at least equal to the fair market value of our shares on the date of grant; and

•

the number of our shares subject to and the terms of any share appreciation rights, restricted share awards, restricted share units, other share-based awards or performance awards and the terms and conditions of such awards, including conditions for repurchase, issue price and repurchase price (though the measurement price of share appreciation rights must be at least equal to the fair market value of our shares on the date of grant and the duration of such awards may not be in excess of ten years).

Our board of directors may delegate authority to an executive officer to grant awards under the 2019 Share Incentive Plan to employees other than executive officers, subject to the terms of the 2019 Share Incentive Plan.

Effect of certain changes in capitalization.    Upon a change to our shares without the receipt of consideration by us, such as through a stock split, stock dividend, extraordinary distribution, recapitalization, combination of shares, exchange of shares, or other similar transaction, appropriate adjustments will be made in the number, class, and price of shares subject to each outstanding award and the numerical share limits contained in the plan.

Effect of certain corporate transactions.    Upon a change in control (as defined in our 2019 Share Incentive Plan), our board of directors may, in its discretion, determine whether some or all outstanding options and share appreciation rights will become exercisable in full or in part, whether the restriction period and performance period applicable to some or all outstanding restricted share awards and restricted share unit awards will lapse in full or in part and whether the performance measures applicable to some or all outstanding awards will be deemed to be satisfied. Our board of directors may further require that shares of stock of the corporation resulting from such a change in control, or a parent corporation thereof, be substituted for some or all of our shares subject to an outstanding award and that any outstanding awards in whole or in part, be surrendered to us by the holder, to be immediately cancelled by us, in exchange for a cash payment, shares of capital stock of the corporation resulting from or succeeding us or a combination of both cash and such shares.

Our board of directors does not need to take the same action with respect to all awards, all awards held by a participant or all awards of the same type.

At any time, our board of directors may, in its sole discretion, provide that any award under the 2019 Share Incentive Plan will become immediately exercisable in full or in part, free of some or all restrictions or conditions, or otherwise realizable in whole or in part as the case may be.

No award may be granted under the 2019 Share Incentive Plan on or after the date that is ten years following the effectiveness of the 2019 Share Incentive Plan. Our board of directors may amend, suspend or terminate the 2019 Share Incentive Plan at any time, except that shareholder approval may be required to comply with applicable law or share market requirements.

Transferability of Awards.    The 2019 Share Incentive Plan does not allow awards to be transferred other than by will or the laws of inheritance following the participant’s death, and options may be exercised, during the lifetime of the participant, only by the participant. However, an award agreement may permit a participant to assign an award to a family member by gift or pursuant to a domestic relations order, or to a trust, family limited partnership or similar entity established for one of the participant’s family members. A participant may also designate a beneficiary who will receive outstanding awards upon the participant’s death.

Employee Share Purchase Plan

In             , our board of directors adopted, and our shareholder approved, our Employee Share Purchase Plan, or the ESPP. Our ESPP will be effective prior to the effectiveness of this offering; however, no offering period or purchase period under the ESPP will begin unless and until determined by our board of directors.

Authorized shares.    A total of              shares will be available for sale under our ESPP. The number of shares that will be available for sale under our ESPP also includes an annual increase on the first day of each fiscal year beginning in 2020, equal to the lesser of:              shares; 1.5% of the outstanding shares as of the last day of the immediately preceding fiscal year; and such other amount as the administrator may determine.

Plan administration.    Our board of directors (or a committee appointed by our board of directors) will administer our ESPP and have full authority to interpret the terms of our ESPP and determine eligibility to participate, subject to the conditions of our ESPP, as described below. We expect our compensation committee to administer our ESPP. The administrator will have full and exclusive discretionary authority to construe, interpret, and apply the terms of the ESPP, to delegate ministerial duties to any of our employees, to designate separate offerings under the ESPP, to designate our subsidiaries and affiliates as participating in the ESPP, to determine eligibility, to adjudicate all disputed claims filed under the ESPP and to establish procedures that it deems necessary or advisable for the administration of the ESPP.

Eligibility.    Generally, all of our employees will be eligible to participate if they are customarily employed by us, or any participating subsidiary, for at least 20 hours per week and more than five months in any calendar year. The administrator, in its discretion, may, prior to an enrollment date for all options granted on such enrollment date in an offering, determine that an employee who (i) has not completed at least two years of service (or a lesser period of time determined by the administrator) since his or her last hire date, (ii) customarily works not more than 20 hours per week (or a lesser period of time determined by the administrator), (iii) customarily works not more than five months per calendar year (or a lesser period of time determined by the administrator), (iv) is a highly compensated employee within the meaning of Section 414(q) of the Code, and (v) is a highly compensated employee within the meaning of Section 414(q) of the Code with compensation above a certain level or is an officer or subject to disclosure requirements under Section 16(a) of the Exchange Act, is or is not eligible to participate in such offering period.

However, an employee may not be granted rights to purchase our shares under our ESPP if such employee:

•	immediately after the grant would own shares possessing 5% or more of the total combined voting power or value of all classes of our share capital; or

•	holds rights to purchase shares under all of our employee share purchase plans that accrue at a rate that exceeds $25,000 worth of our shares for each calendar year.

Offering periods; Purchase periods.    Our ESPP includes a component that allows us to make offerings intended to qualify under Section 423 of the Code and a component that allows us to make offerings not intended to qualify under Section 423 of the Code to designated companies, as described in our ESPP. No offerings have been authorized to date by our board of directors under the ESPP. If our board of directors authorizes an offering period under the ESPP, our board of directors is authorized to establish the duration of offering periods and purchase periods, including the starting and ending dates of offering periods and purchase periods, provided that no offering period may have a duration exceeding 27 months.

Contributions.    Our ESPP permits participants to purchase our shares through contributions (in the form of payroll deductions or otherwise to the extent permitted by the administrator) of up to 15% of their eligible compensation. A participant may purchase a maximum of              shares during a purchase period.

Exercise of purchase right.    If our board of directors authorizes an offering and purchase period under the ESPP, amounts contributed and accumulated by the participant during any offering period will be used to purchase our shares at the end of each purchase period established by our board of directors. The purchase price of the shares will be 85% of the lower of the fair market value of our shares on the first trading day of each offering period or on the exercise date. Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase our shares. Participation ends automatically upon termination of employment with us.

Merger or change in control.    Our ESPP provides that in the event of a merger or change in control, as defined under our ESPP, unless otherwise provided by the administrator in its sole discretion, the ESPP will continue with regard to offering periods that commenced prior to the closing of the proposed transaction and shares will be purchased based on the fair market value of the surviving corporation’s stock on each purchase date. The administrator may, in the exercise of its sole discretion in such instances, declare that the ESPP will terminate as of a date fixed by the administrator and give each participant the right to purchase shares under the ESPP prior to such termination.

Amendment; termination.    The administrator has the authority to amend, suspend, or terminate our ESPP, except that, subject to certain exceptions described in our ESPP, no such action may adversely affect any outstanding rights to purchase our shares under our ESPP. Our ESPP automatically will terminate in 2028, unless we terminate it sooner.

Director Compensation

Our directors who were not also (i) our officers or employees or (ii) affiliated with Vector Capital are eligible to receive compensation for their service on our board of directors. In 2018, Mr. Felt was the only member of our board of directors who received compensation for his service on our board of directors. Under Mr. Felt’s 2018 compensation arrangements, he received an equity grant in the form of 150,000 Class B Units, with 25% of the Class B Units vesting on the one-year anniversary of the grant date and the remaining Class B Units vesting in monthly installments over the next 36 months, subject to Mr. Felt’s continued service through the applicable vesting date.

The following table sets forth the 2018 director compensation received by Mr. Felt.

	2018 Director Compensation
Name	Fees earned or paid in cash ($)	Stock awards ($)(1)	Option awards ($)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Bruce Felt	—	447,000	—	—	—	—	447,000

(1)	Amounts reported in this column reflect the aggregate grant date fair value of the Class B Units awarded to Mr. Felt in 2018, computed in accordance with FASB ASC Topic 718, Compensation—Stock Compensation. See Note 10 to the Consolidated Financial Statements for a discussion of the relevant assumptions used in calculating these amounts. As of December 31, 2018, Mr. Felt had equity awards outstanding in the form of 150,000 management incentive units.

Certain relationships and related party transactions

In addition to the executive officer and director compensation arrangements discussed in the section titled “Executive compensation,” we describe below the transactions since January 1, 2016 to which we have been a participant, in which the amount involved in the transaction exceeds or will exceed $120,000 and in which any of our directors, executive officers or holders of more than 5% of our share capital, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Transactions with VCH, L.P. and its affiliates

CPECs

In connection with VCH, L.P.’s initial acquisition of us in 2011, VCH, L.P. invested $62.5 million in convertible preferred equity certificates, or CPECs, issued by one of our wholly-owned subsidiaries. The CPECs had both a fixed and variable yield component. The fixed yield component was 1% per annum. The variable yield was dependent upon the income obtained from amounts lent to, and equity investment in, certain subsidiaries. The aggregate interest rate for both 2016 and 2017 was 8.1%. From inception of the investment, our subsidiary elected to accrue the yield in kind rather than pay the yield in cash pursuant to the terms of the CPECs. On July 31, 2017, in connection with the dissolution of the subsidiary, the CPECs were redeemed for $88.4 million, equal to the nominal amount plus accrued yield of the CPECs through the redemption date, and VCH, L.P. simultaneously contributed the $88.4 million to our capital. The redemption of the CPECs and capital contribution were non-cash transactions.

Preferred equity

In 2014, VCH, L.P. purchased 7.0 million redeemable preferred shares issued by one of our wholly-owned subsidiaries for an aggregate of $7.0 million in cash. As the holder of these redeemable preferred shares, VCH, L.P. was entitled to return of the nominal amount plus an 8% cumulative dividend in priority to any distributions to holders of the shares of this subsidiary. In December 2017, our subsidiary paid VCH, L.P. an aggregate of $9.3 million to redeem all of the preferred shares, including payment of the 8% accrued dividend through the date of redemption.

Recapitalization and return of capital

Prior to this offering, 100% of our equity was held by VCH, L.P. Under VCH LPA, Class A Units were issued to Vector Capital in exchange for cash investments, while Class B Units were used exclusively to underlie share-based compensation awards granted to our employees and other service providers. The VCH LPA provides, among other things, that any distributions paid by VCH, L.P. in respect of its equity be paid: (i) first, to holders of Class A Units in the form of an 8% yield on invested capital, (ii) second, to holders of Class A Units as a return of invested capital until all such capital has been returned and (iii) thereafter, ratably among holders of Class A Units and holders of share-based compensation awards, provided, that in the case of share-based compensation awards certain valuation thresholds of the Company assigned to such awards at the time of grant have been exceeded.

On December 21, 2017, we made a cash return of contributed capital to VCH, L.P. in the amount of $65.5 million, which was returned to Vector Capital and its affiliates under the VCH LPA to reduce unreturned capital and accumulated yield thereunder. As of March 31, 2019, there remained a balance of $48.6 million of unreturned capital and accumulated yield payable to holders of Class A Units under the VCH LPA, which continues to accrue the 8% yield.

We have determined that as a public company it would be preferable that equity compensation awards for our employees and service providers be issued in respect of our ordinary shares, as opposed to units in VCH, L.P., as this would provide direct alignment of these incentive awards with the interests of our public shareholders. In addition, we and Vector Capital have determined that the unreturned capital and accumulated yield payable to holders of Class A Units under the VCH LPA will be paid in the form of additional shares in us. To accomplish these objectives, in connection with this offering we will effect a Recapitalization, which will be comprised of (i) increasing our authorized and outstanding shares held by VCH L.P. and (ii) exchanging the vested share-based compensation awards held by our employees for our shares and unvested share-based compensation awards for restricted shares or restricted share units issued by us, in each case on a value-for-value basis. The shares issuable in connection with the return of capital and accumulated yield and the exchange of equity awards will both be based on the price to the public in this offering. The Recapitalization will have the effect of moving the relative pre-IPO economic ownership interests of our employees and service providers from VCH, L.P. to Cambium Networks Corporation, but will not otherwise affect our legal relationships with employees and service providers, all of whom will continue to be employed by or provide services to us or our wholly-owned subsidiaries. After completion of the Recapitalization and this offering, we will neither be party to nor subject to any obligations under the VCH LPA.

Based on the share-based compensation awards outstanding and unreturned capital and accumulated yield due to holders of Class A Units as of March 31, 2019, assuming we sell shares in this offering at $              per share, the midpoint of the range on the cover of this prospectus, we would (i) issue              million shares to our employees and service providers, of which              million shares would be subject to vesting based on continuing employment with or provision of services to us and (ii) grant              restricted share awards or restricted share units in respect of shares that would be subject to vesting based on continued employment with us. See “Use of Proceeds.”

Management fees

Pursuant to a management agreement we entered into with an affiliate of VCH, L.P. in 2011, the affiliate charged us management fees of $0.5 million, $2.6 million, $0.5 million and $0.1 million in 2016, 2017, 2018 and the three months ended March 31, 2019, respectively, for management oversight and services. The amount due to the affiliate at March 31, 2019 was $5.6 million, which amount will be paid with a portion of the net proceeds from this offering. The management agreement will terminate and be of no further force or effect up the completion of this offering. See “Use of proceeds.”

Parent Guaranty

In connection with our execution of the Waiver and First Amendment to Amended and Restated Credit Agreement dated November 21, 2018, Vector Capital IV, L.P., an affiliate of the general partner of our sole shareholder, executed a Limited Guaranty agreement whereby it has agreed to guarantee our term loan up to a maximum of the lesser of: (i) $25.0 million and (ii) an amount equal to (a) 1.10 multiplied by (b) an amount equal to the then aggregate principal amount of the Tranche B loan.

Indemnification agreements

Prior to the completion of the offering, we intend to enter into new indemnification agreements with all of our executive officers and directors. Each indemnification agreement provides that we will indemnify the director or executive officer, as the case may be, to the fullest extent permitted by law for claims arising in his or her capacity as our director or executive officer, as the case may be, provided that he or she acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. In the event that we do not assume the defense of a claim against a director or such officer, we will be required to advance his or her expenses in connection with his or her defense, provided that he or she undertakes to repay all amounts advanced if it is ultimately determined that he or she is not entitled to be indemnified by us. See “Management—Limitations on director and officer liability and indemnification.”

Transactions with executive officers and directors

Employment agreements

We have entered into agreements containing compensation, termination and change of control provision, among others, with certain of our executive offices as described in the section entitled “Executive compensation—Employment agreements” and “Executive compensation—Potential payments upon termination or change-in-control” above.

Policies and procedures for transactions with related persons

Related person transactions, which we define as all transactions involving an executive officer, director or a holder of more than 5% of our shares, including any of their immediate family members and any entity owned or controlled by such persons, are reviewed and approved by the board of directors, and following this offering by the audit committee of our board of directors and a majority of disinterested directors on our board.

In any transaction involving a related person, our audit committee and board of directors considers all of the available material facts and circumstances of the transaction, including: the direct and indirect interests of the related persons; in the event the related person is a director (or immediate family member of a director or an entity with which a director is affiliated), the impact that the transaction will have on a director’s independence; the risks, costs and benefits of the transaction to us; and whether any alternative transactions or sources for comparable services or products are available.

After considering all such facts and circumstances, our audit committee and board determine whether approval or ratification of the related person transaction is in our best interests. For example, if our audit committee determines that the proposed terms of a related person transaction are reasonable and at least as favorable as could have been obtained from unrelated third parties, it will recommend to our board of directors that such transaction be approved or ratified. In addition, once we become a public company, if a related person transaction will compromise the independence of one of our directors, our audit committee may recommend that our board of directors reject the transaction if it could affect our ability to comply with securities laws and regulations or the Nasdaq listing requirements.

Each transaction described above was entered into prior to the adoption of our audit committee charter. Accordingly, each was approved by disinterested members of our board of directors after making a determination that the transaction was executed on terms no less favorable than those we could have obtained from unrelated third parties.

The policies and procedures described above for reviewing and approving related person transactions are set forth in our Policy for Approval of Related Party Transactions which will be adopted in connection with this offering. In addition, the charter for our audit committee will provide that one of the committee’s responsibilities is to review and approve in advance any proposed related person transactions.

Principal shareholders

The following table sets forth certain information with respect to the beneficial ownership of our shares as of             , 2019, referred to in the table below as the “Beneficial Ownership Date”, and as adjusted to reflect the sale of our shares offered by us in this offering assuming no exercise of the underwriter’s option to purchase additional shares:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our shares;

•	each of our directors;

•	each of our named executive officers; and

•	all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, ordinary shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of the Beneficial Ownership Date are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Percentage of beneficial ownership is based on              shares outstanding as of the Beneficial Ownership Date and              shares outstanding after this offering. The percentage of beneficial ownership assuming the underwriters exercise their option in full to purchase additional ordinary shares is based on shares outstanding after the offering and exercise of such option.

To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name. Except as otherwise indicated, the address of each of the persons in this table is c/o Cambium Networks, Inc., 3800 Golf Road, Suite 360, Rolling Meadows, Illinois 60008.

Name of beneficial owner	Shares beneficially owned(1)	Percentage of shares beneficially owned before the offering	Percentage of shares beneficially owned after the offering

5% Shareholders:
Vector Cambium Holdings (Cayman), L.P.(2)

Directors and Named Executive Officers:
Alexander R. Slusky(2)(3)
Robert Amen(2)(4)
Bruce Felt(5)
Vikram Verma(6)
Atul Bhatnagar(7)
Bryan Sheppeck(8)
Ronald Ryan(9)
All executive officers and directors as a group (12 persons)(10)

*	Represents beneficial ownership of less than 1%

(1)	Shares shown in this table include shares held in the beneficial owner’s name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner’s account.

(2)

Consists of shares held by Vector Cambium Holdings (Cayman), L.P. Vector Capital Partners IV, L.P. is the general partner of Vector Cambium Holdings (Cayman), L.P., and Vector Capital, Ltd. and Vector Capital, L.L.C. are the general partners of Vector Capital Partners IV, L.P. The board of directors of Vector Capital, Ltd. has the exclusive power and authority to vote, or to direct to vote, and to dispose, or to direct the disposition of, the shares held by Vector Cambium Holdings (Cayman), L.P. and therefore holds indirect voting and dispositive power over the shares held by Vector Cambium Holdings (Cayman), L.P. and may be deemed to be the beneficial owner of such shares. The board of directors of Vector Capital, Ltd. consists of Messrs. David Baylor, David Fishman, Robert Amen, Andy Fishman, Matthew Blodgett and James Murray, each of whom disclaims beneficial ownership of such shares in excess of his respective pecuniary interest in such shares. The address of each of the entities identified in this note is c/o Vector Capital, One Market Street, Steuart Tower, 23rd Floor, San Francisco, California 94105.

(3)	Consists of shares held of record by VCH, L.P. for which Vector Capital and its affiliates may be deemed to have beneficial ownership. Mr. Slusky is the Chief Investment Officer of Vector Capital and as a result may be deemed to have beneficial ownership over such shares. Mr. Slusky disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(4)	Consists of shares held of record by VCH, L.P. for which Vector Capital and its affiliates may be deemed to have beneficial ownership. Mr. Amen is a Managing Director of Vector Capital and as a result may be deemed to have beneficial ownership over such shares. Mr. Amen disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(5)	Includes shares subject to equity awards to be issued to Mr. Felt in the Recapitalization based on an assumed initial public offering price of $ per share, which is the midpoint of the range set forth on the cover of this prospectus.

(6)	Includes shares subject to equity awards issued to Mr. Verma in the Recapitalization based on an assumed initial public offering price of $ per share, which is the midpoint of the range set forth on the cover of this prospectus.

(7)	Includes shares subject to equity awards to be issued to Mr. Bhatnagar in the Recapitalization based on an assumed initial public offering price of per share, which is the midpoint of the range set forth on the cover of this prospectus.

(8)	Includes shares subject to equity awards to be issued to Mr. Sheppeck in the Recapitalization based on an assumed initial public offering price of $ per share, which is the midpoint of the range set forth on the cover of this prospectus.

(9)	Includes shares subject to equity awards to be issued to Mr. Vivek in the Recapitalization based on an assumed initial public offering price of $ per share, which is the midpoint of the range set forth on the cover of this prospectus.

(10)	Includes shares subject to equity awards to be issued to all executive officers and directors in the Recapitalization based on an assumed initial public offering price of $ per share, which is the midpoint of the range set forth on the cover of this prospectus.

Description of share capital

The following description of our share capital assumes the adoption of our Amended and Restated Memorandum and Articles of Association, which we will file in connection with this offering, and the completion of the Recapitalization, based on an assumed initial public offering price of $         per share, which is the midpoint of the range set forth on the cover of this prospectus. Throughout this description, we summarize the material terms of our share capital as though such Amended and Restated Memorandum and Articles of Association were presently in effect. Our Amended and Restated Memorandum and Articles of Association authorize the issuance of up to              ordinary shares, $             par value per share. As of             ,              ordinary shares were issued and outstanding and held of record by              shareholder of which                  shares were subject to vesting based on continuing employment with us. In addition,              ordinary shares were subject to restricted share.

We are incorporated as an exempted company with limited liability under Cayman Islands law and our affairs are governed by the provisions of our Amended and Restated Memorandum and Articles of Association, as amended and restated from time to time, and by the provisions of the Companies Law (2018 Revision) of the Cayman Islands, or the Companies Law. A Cayman Islands company qualifies for exempted status if its operations will be conducted mainly outside of the Cayman Islands. Exempted companies are exempted from complying with certain provisions of the Companies Law. An exempted company is not required to obtain prior approval for registration or to hold an annual general meeting, and the annual return that must be filed with the Registrar of Companies in the Cayman Islands is considerably more simple than for non-exempted Cayman Islands companies. Names of shareholders are not required to be filed with the Registrar of Companies in the Cayman Islands. While there are currently no forms of direct taxation, withholding or capital gains tax in the Cayman Islands, an exempted company is entitled to apply for a tax exemption certificate from the Government of the Cayman Islands, which provides written confirmation that, among other things, should the laws of the Cayman Islands change, the company will not be subject to taxes for the period during which the certificate is valid (usually 20 years). See “Taxation—Cayman Islands tax considerations.” The following is a summary of some of the more important terms of our share capital that we expect will become effective on the consummation of this offering. For a complete description, you should refer to our Amended and Restated Memorandum and Articles of Association, which are filed as an exhibit to the registration statement of which this prospectus forms a part, and the applicable provisions of the Companies Law.

Ordinary shares

General

All of our issued and outstanding ordinary shares are fully paid and non-assessable. Legal title to the issued ordinary shares is recorded in registered form in our register of members. Our shareholders may freely hold and vote their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law. Dividends may be paid only out of profits, which include net earnings and retained earnings undistributed in prior years, out of share premium, a concept analogous to paid-in surplus in the United States and distributable reserves, subject to a statutory solvency test.

Voting rights

Upon completion of this offering, our outstanding share capital will consist of ordinary shares. Each shareholder is entitled to one vote for each ordinary share on all matters upon which the ordinary shares are entitled to vote, including the election of directors. Voting at any shareholders’ meeting is by way of a poll.

A quorum required for a general meeting of shareholders consists of one or more holders of ordinary shares present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative) together holding (or representing by proxy) not less than a majority of the total voting power of all ordinary shares outstanding and entitled to vote. General meetings of our shareholders are held annually and may be convened by our board of directors on its own initiative. Extraordinary meetings of our shareholders may be called at any time at the direction of the board of directors or the chairman of the board of directors or by a vote of an aggregate of 20% of our ordinary shares held by not more than five shareholders; however, so long as Vector owns at least 25% of our outstanding ordinary shares, extraordinary meetings of our shareholders will also be called by the board of directors at the request of Vector. Advance notice to shareholders of at least 14 calendar days is required for the convening of any annual general meeting or other shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than 66 2/3% of the votes cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. Under the Companies Law, certain matters must be approved by special resolution of the shareholders, including alteration of the memorandum or articles of association, reduction of share capital, change of name, voluntary winding up the company, a merger with another company and transferring the company to a new jurisdiction.

Winding up

On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

The liquidator may, with the sanction of a special resolution of our shareholders, divide amongst the shareholders in specie or in kind the whole or any part of the assets of our company, and may for such purpose set such value as the liquidator deems fair upon any property to be divided as aforesaid and may determine how the division shall be carried out as between our shareholders or different classes of shareholders.

Redemption, repurchase and surrender of ordinary shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined by our board of directors before the issue of such shares. We may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders (but no repurchase may be made contrary to the terms or manner recommended by our directors), or as otherwise authorized by our Amended and Restated Memorandum and Articles of Association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if we can, immediately following such payment, pay our debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (i) unless it is fully paid up, (ii) if such redemption or repurchase would result in there being no shares outstanding or (iii) if the company has commenced winding up or liquidation. In addition, we may accept the surrender by any shareholder of any fully paid share for no consideration.

Proceedings of board of directors

Our business is managed and conducted by our board of directors. The quorum necessary for board meetings may be fixed by the board and, unless so fixed at another number, will be a majority of the directors then in office.

The board may from time to time at its discretion exercise all powers of our company to raise capital or borrow money, to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of our company and issue debentures, bonds and other securities of our company, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Changes in capital

Our shareholders may from time to time by ordinary resolution:

•	increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	sub-divide our existing shares, or any of them, into shares of a smaller amount; or

•

cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce our share capital or any capital redemption reserve in any manner permitted by law.

Inspection of books and records

Holders of our ordinary shares will have no general right under the Companies Law to inspect or obtain copies of our register of members or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where you can find more information.”

Register of members

Under Cayman Islands law, we must keep a register of members and there should be entered therein:

•	the names and addresses of the shareholders, a statement of the shares held by each shareholder, and of the amount paid or agreed to be considered as paid, on the shares of each shareholder;

•	the date on which the name of any person was entered on the register as a shareholder; and

•	the date on which any person ceased to be a shareholder.

In accordance with Section 48 of the Companies Law, the register of members is prima facie evidence of the matters set out therein (i.e., the register of members will raise a presumption of fact on the matters referred to above unless rebutted). Therefore, a person is deemed as a matter of Cayman Islands law to have legal title to the shares set against its name in the register of members once such shareholder has been entered in the register of members. Entries of any change in the shares and member information, including allotment, transfer, consolidation, subdivision or cancellation, need to be made in the register of members as and when completed or notified. The register of members of our Company is not required to be maintained in the Cayman Islands and our directors will maintain one register of members, at the office of             .

Undesignated preferred shares

Pursuant to our Amended and Restated Memorandum and Articles of Association, our board of directors has the authority, without further action by the shareholders, to issue up to              preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders, any or all of which may be greater than the rights of the ordinary shares.

Exempted company

We are an exempted company with limited liability duly incorporated and validly existing under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company, except that an exempted company:

•	is not required to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;

•	is not required to open its register of members for inspection;

•	is not required to hold an annual general meeting;

•	may obtain an undertaking against the imposition of any future taxation in the Cayman Islands (such undertakings are usually given for 20 or 30 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil). We may follow home country practice for certain corporate governance practices after the closing of this offering which may differ from the Corporate Governance Rules of Nasdaq. The listing requirements of Nasdaq require that every listed company hold an annual general meeting of shareholders. In addition, our directors may call extraordinary general meetings of our shareholders pursuant to the procedures set forth in our Amended and Restated Memorandum and Articles of Association.

Anti-takeover provisions of our Amended and Restated Memorandum and Articles of Association

Some provisions of our Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change of control of our company or management that shareholders might otherwise view as favorable and are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and to discourage certain types of transactions that may involve an actual or threatened acquisition of our company. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change in control or other unsolicited acquisition proposal and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these provisions may have the effect of delaying, deterring or preventing a merger or acquisition of our company by means of a tender offer, a proxy contest or other takeover attempt that a shareholder might consider in its best interest, including attempts that might result in a premium over the prevailing market price for our ordinary shares.

Classified board of directors

Our Amended and Restated Memorandum and Articles of Association provide that our board of directors is classified into three classes of directors with staggered three year terms. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for shareholders to replace a majority of the directors on a classified board of directors. See “Management—Board of directors.”

Breaches of fiduciary duty

To the maximum extent permitted under Cayman Islands law, our Amended and Restated Memorandum and Articles of Association will indemnify our directors against any personal liability of our directors for breaches of fiduciary duty.

Removal of directors

Our Amended and Restated Memorandum and Articles of Association provides that directors may be removed only for cause upon the affirmative vote of 75% of our outstanding ordinary shares.

Vacancies

Our Amended and Restated Memorandum and Articles of Association also provides that any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancies on our board of directors will be filled by the affirmative vote of a majority of the remaining directors, even if less than a quorum or by a sole remaining director. Our Amended and Restated Memorandum and Articles of Association provides that the board of directors may increase the number of directors by the affirmative vote of a majority of the directors.

Board quorum

Our Amended and Restated Memorandum and Articles of Association provides that at any meeting of the board of directors, a majority of the total number of directors then in office constitutes a quorum for all purposes.

Shareholder action by written consent

Our Amended and Restated Memorandum and Articles of Association provide that any action required to be taken at any annual or extraordinary meeting of the shareholders may be taken without a meeting, without prior notice and without a vote if, in the case of an ordinary resolution, a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding ordinary shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all of our outstanding ordinary shares were present and voted, or in the case of a special resolution by all holders of ordinary shares having the right to vote, so long as Vector Capital collectively owns at least a majority of our outstanding ordinary shares. Our Amended and Restated Memorandum and Articles of Association will preclude shareholder action by written consent at any time when Vector Capital collectively owns less than a majority of our outstanding ordinary shares, provided that the holders of ordinary shares may always act by a unanimous written resolution.

General and extraordinary shareholder meetings

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. We may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. A quorum required for a general meeting of shareholders consists of one or more holders of ordinary shares present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative) together holding (or representing by proxy) not less than a majority of the total voting power of all ordinary shares outstanding and entitled to vote.

Extraordinary meetings of our shareholders may be called at any time at the direction of the board of directors or the chairman of the board of directors or by a vote of an aggregate of 20% of our ordinary shares held by not more than five shareholders; however, so long as Vector owns at least 25% of our outstanding ordinary shares, extraordinary meetings of our shareholders will also be called by the board of directors at the request of Vector. Advance notice to shareholders of at least 14 calendar days is required for the convening of any annual general meeting or other shareholders’ meetings.

Supermajority provisions

Our Amended and Restated Memorandum and Articles of Association provides that the affirmative vote of at least two-thirds of our outstanding ordinary shares attending and voting at a general meeting or a unanimous written resolution is required to amend certain provisions of our Amended and Restated Memorandum and Articles of Association related principally to reductions in share capital, changing our name, certain matters pertaining to bankruptcy or winding up of the Company, and merger or reincorporation of the Company among others.

The combination of the foregoing provisions will make it more difficult for our existing shareholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing shareholders or another party to effect a change in management. However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Amended and Restated Memorandum and Articles of Association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Differences in corporate law

The Companies Law is derived, to a large extent, from the older Companies Acts of England, but does not follow recent statutory enactments in England and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and similar arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (i) a special resolution of the shareholders of each constituent company, and (ii) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose, a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest of a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Except in certain limited circumstances, a shareholder of a Cayman Islands constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his or her shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting from a merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Law. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separately from the statutory provisions relating to mergers and consolidations, the Companies Law also contains statutory provisions that facilitate the reconstruction and/or amalgamation of companies by way of schemes of arrangement. A scheme of arrangement may be proposed between a company and its creditors or any class of them, or between the company and its shareholders or any class of them. A successful scheme of arrangement must be approved by a majority in number of each class of shareholders or creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and the subsequent sanctioning of any scheme of arrangement must be approved by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the Grand Court the view that the transaction ought not to be approved, the Grand Court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the scheme of arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the scheme of arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

The Companies Law also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% in the number of the shares affected within four months of the offer being made, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through other means to these statutory provisions, such as a share capital exchange, asset acquisition or control, through contractual arrangements, of an operating business.

Shareholders’ suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English law authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge:

•	an act which is illegal or ultra vires with respect to the company and is therefore incapable of ratification by the shareholders;

•	an act which, although not ultra vires, requires authorization by a qualified (or special) majority (that is, more than a simple majority) which has not been obtained; and

•	an act which constitutes a “fraud on the minority” where the wrongdoers are themselves in control of the company.

Protection of minority shareholders

In the case of a company (not being a bank) having its share capital divided into shares, the Grand Court of the Cayman Islands may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine the affairs of the company and to report thereon in such manner as the Grand Court of the Cayman Islands shall direct.

Any of our shareholders may petition the Grand Court of the Cayman Islands which may make a winding up order if the Grand Court of the Cayman Islands is of the opinion that it is just and equitable that we should be wound up or, as an alternative to a winding up order, (a) an order regulating the conduct of our affairs in the future, (b) an order requiring us to refrain from doing or continuing an act complained of by the shareholder petitioner or to do an act which the shareholder petitioner has complained we have omitted to do, (c) an order authorizing civil proceedings to be brought in our name and on our behalf by the shareholder petitioner on such terms as the Grand Court of the Cayman Islands may direct, or (d) an order providing for the purchase of the shares of any of our shareholders by other shareholders or us and, in the case of a purchase by us, a reduction of our capital accordingly.

Generally, claims against us must be based on the general laws of contract or tort applicable in the Cayman Islands or individual rights as shareholders as established by our Amended and Restated Memorandum and Articles of Association.

Indemnification of directors and executive officers and limitation of liability

See “Executive compensation—Indemnification and insurance.”

Anti-takeover provisions in our articles

Some provisions of our Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Amended and Restated Memorandum and Articles of Association, as amended and restated from time to time, for a proper purpose and in what they believe in good faith to be in the best interests of our company.

Directors’ fiduciary duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore he owes the following duties to the company—a duty to act in good faith (bona fide) in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association.

Upon completion of this offering, Vector Capital will beneficially own a majority of our outstanding shares. Our Amended and Restated Memorandum and Articles of Association provides that Vector Capital will have the ability to appoint a number of our directors according to their ownership of our outstanding ordinary shares as follows: (i) 50% or more of our outstanding ordinary shares, then a number of directors proportionate to such share ownership, (ii) between 25% and 50% of our outstanding ordinary shares, then two directors, (iii) between 5% and 25% of our outstanding ordinary shares, then one director and (iv) less than 5% of our outstanding ordinary share, then Vector Capital no longer has the right to appoint any directors.

In addition, our Amended and Restated Memorandum and Articles of Association will establish advance notice procedures for shareholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our board of directors or a committee of our board of directors. Shareholders may consider only those proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a shareholder who was a shareholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to the Company secretary timely written notice, in proper form, of the shareholder’s intention to bring that business before the meeting. To be timely, except in certain limited circumstances, notice for shareholder proposals must be delivered to the Company not later than the close of business on the 90th day nor earlier than the close of business on the 120th day in advance of the anniversary of the previous year’s annual general meeting. For the nomination of any person or persons for election to the board of directors, a shareholder’s notice to the Company must set forth with respect to each nominee (i) name, age, business address and residence address; (ii) principal occupation or employment; (iii) number of shares of the Company which are owned of record and beneficially (if any); (iv) such other information concerning each such nominee as would be required to be disclosed in a proxy statement soliciting proxies for the election of such nominee as a director in an election contest (even if an election contest is not involved) or that is otherwise required to be disclosed, under proxy rules; and (v) the consent of the nominee to being named in the proxy statement as a nominee and to serving as a director if elected. Such notice must also state, with respect to the proposing shareholder and the beneficial owner, if any, on whose behalf the nomination is being made, their name and address, the class and number of shares of the Company which are owned, and descriptions of any agreement, arrangement or understanding between or among such persons, any of their affiliates or associates, and any others (including their names) acting in concert with any of the foregoing, with respect to such nomination, the shares of the Company

(including any derivative or short positions, profit interests, options, hedging transactions, and borrowed or loaned shares), the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of the proposing shareholder or any of its affiliates or associates. Additionally, a proposing shareholder must make certain representations, including that it intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Company’s outstanding shares required to approve the nomination and/or otherwise to solicit proxies from shareholders in support of the nomination. The Company may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such nominee. For all business other than director nominations, a proposing shareholder’s notice to the Company shall set forth as to each matter proposed: (i) a brief description of the business desired to be brought before the annual general meeting and the reasons for conducting such business at the annual general meeting; (ii) any other information relating to such shareholder and beneficial owner, if any, on whose behalf the proposal is being made, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the proposal and pursuant to and in accordance with proxy rules; and (iii) the same information with respect to the proposing shareholder as is required in connection with director nominations.

Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. Cayman Islands law does not prohibit cumulative voting, but our Amended and Restated Memorandum and Articles of Association do not provide for cumulative voting and instead provides for plurality voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, no such rules apply and directors may be removed in accordance with the terms set out in the company’s articles of association. Under our Amended and Restated Memorandum and Articles of Association, directors may be removed for cause by resolution adopted by holders of 75% of our outstanding ordinary shares.

Transactions with interested shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the fiduciary duties owed by our directors do require that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders. We have adopted a Policy for Approval of Related Party Transactions which is described in “Certain relationships and related party transactions— Policies and procedures for transactions with related persons.”

Dissolution; winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.

Under the Companies Law, our company may be wound up by either a special resolution of our members or, if our company is unable to pay its debts as they fall due, by an ordinary resolution of our members. In addition, a company may be wound up by an order of the courts of the Cayman Islands. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of rights of shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.

Amendment of governing documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Companies Law and our Amended and Restated Memorandum and Articles of Association, our articles may only be amended by special resolution of our shareholders.

Rights of non-resident or foreign shareholders

There are no limitations imposed by our Amended and Restated Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Amended and Restated Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ power to issue shares

Our board of directors is empowered to issue or allot shares or grant options, restricted shares, restricted share units, share appreciation rights, dividend equivalent rights, warrants and analogous equity-based rights with or without preferred, deferred, qualified or other special rights or restrictions. In particular, our board of directors has the authority, without further action by the shareholders, to issue all or any part of our capital and to fix the designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions therefrom, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of our ordinary shares. Our board of directors, without shareholder approval, may issue preferred shares with voting, conversion or other rights that could adversely affect the voting power and other rights of holders of our ordinary shares. Subject to the directors’ duty of acting in the best interest of our company, preferred shares can be issued quickly with terms calculated to delay or prevent a change in control of us or make removal of management more difficult. Additionally, the issuance of preferred shares may have the effect of decreasing the market price of the ordinary shares, and may adversely affect the voting and other rights of the holders of ordinary shares.

Shareholder agreement

We entered into the shareholders agreement, to be effective upon completion of this offering,              by and among us, our subsidiaries, VCH, L.P. and Vector Capital pursuant to which Vector Capital is entitled to nominate members of our board of directors as follows: so long as affiliates of Vector Capital own, in the aggregate, (i) more than 5% but up to 25% of our outstanding ordinary shares, Vector Capital will be entitled to nominate one director, (ii) more than 25% but up to 50% of our ordinary shares, Vector Capital will be entitled to nominate two directors or (iii) more than 50% of our ordinary shares, Vector Capital will be entitled to a number of directors proportionate to their voting interest.

Registration rights

Pursuant to the shareholders agreement, we have granted certain registration rights to Vector Capital. Set forth below is a description of the registration rights granted under the shareholders agreement.

Demand registration rights

At any time or from time to time after six (6) months following the date of closing of an initial public offering, including this offering, Vector Capital may request in writing that we effect a registration on Nasdaq; provided that we shall not be obligated to effect such requested registration if (x) it is for a public offering of ordinary shares reasonably anticipated to have an aggregate offering price to the public of less than $10,000,000 or (y) we then meet the eligibility requirements applicable to use the Form S-3 in connection with such registration and are able to effect such requested registration. We shall be obligated to effect no more than two registrations pursuant to the demand registration rights that have been declared and ordered effective.

Form S-3 registration rights

Holders of our registrable securities have the right to request that we file a registration statement on Form S-3 when we are qualified for registration on such form. We shall be obligated to effect no more than two registrations that have been declared and ordered effective within any 12-month period.

Piggyback registration rights

If we propose to file a registration statement for a public offering of our securities, subject to certain exceptions, we shall notify all holders of registrable securities and afford them an opportunity to include in the registration all or any part of their registrable securities that each such holder has requested to be registered.

Expenses of registration

Subject to certain exceptions such as withdrawal of the registration by the securityholders, we will pay all expenses (other than underwriting discounts and commissions) in connection with the demand registration,

Form S-3 registration and piggyback registration including, among others, all registration and filing fees, printers’ and accounting fees, fees and disbursements of counsel for us, reasonable fees and disbursements of a single special counsel for the holders.

Termination of registration rights

The registration rights discussed above shall terminate on the earlier of (i) the date that is 7 years from the date of closing of a qualified initial public offering and (ii) with respect to any securityholder, the date on which such holder may sell all of its registrable securities under Rule 144 of the Securities Act in any 90-day period.

Limitations on subsequent registration right

From and after the date of the shareholders agreement, we shall not, without the prior written consent of holders of at least two-thirds of outstanding shares on issue, enter into any agreement with any holder or prospective holder of any equity securities of us that would allow such holder or prospective holder (i) to include such equity securities in any registration, unless under the terms of such agreement such holder or prospective holder may include such equity securities in any such registration only to the extent that the inclusion of such equity securities will not reduce the amount of the registrable securities of the holders that are included, (ii) to demand registration of their securities, or (iii) cause us to include such equity securities in any registration discussed above on a basis more favorable to such holder or prospective holder than is provided to the holders thereunder.

Exclusive forum

Our Amended and Restated Memorandum and Articles of Association will provide that the courts located within the Cayman Islands will be the sole and exclusive forum for any action or proceeding brought by a shareholder on our behalf, any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee or agent to us or our shareholders, any action asserting a claim or dispute arising pursuant to any provision of the Companies Law, our Amended and Restated Memorandum and Articles of Association or any action asserting a claim governed by the internal affairs doctrine or otherwise relating to the internal affairs of the Company, including without limitation, our governance and the relationship between our board of directors, officers and shareholders, unless, in the case of any of the foregoing, the Company consents in writing to the selection of an alternative forum for any such particular action or proceeding. If, notwithstanding the foregoing, an action or proceeding that should have been brought in a court located within the Cayman Islands is brought in a court that is not located within the Cayman Islands, the person who brings such action or proceeding will be liable for the costs and expenses incurred by the Company in connection with such action or proceeding.

Listing

We have applied to have our ordinary shares listed on the Nasdaq Global Market under the symbol “CMBM.”

Transfer agent and registrar

We expect to appoint Computershare Trust Company, N.A. as registrar and transfer agent for our ordinary shares effective immediately prior to completion of the offering.

Shares eligible for future sale

Prior to this offering, there has been no public market for our shares, and we cannot predict the effect, if any, that market sales of our shares or the availability of our shares for sale will have on the market price of our shares prevailing from time to time. Future sales of our shares in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our shares in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the completion of this offering, based on the number of our shares outstanding as of              , assuming the completion of the Recapitalization based on an assumed initial public offering price of $            , the midpoint of the range on the cover of this prospectus, we will have a total of              shares outstanding.

Of those outstanding shares,              shares sold in the offering will be freely tradeable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares will be, and shares underlying restricted share units will be upon issuance, deemed “restricted securities” as defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. All of our executive officers, directors and holders of substantially all of our equity securities have entered into lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our equity securities for 180 days following the date of this prospectus. As a result of these agreements and subject to the provisions of Rule 144 or Rule 701, shares will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, all shares sold in this offering will be immediately available for sale in the public market except to the extent purchased by one of our affiliates; and

•

beginning 181 days after the date of this prospectus, the remainder of the shares will be eligible for sale in the public market from time to time thereafter, subject in some cases to restrictions in award agreements and contractual obligations with us or with Vector Capital or the volume and other restrictions of Rule 144, as described below.

Lock-up

We and our officers, directors and holders of substantially all of our shares and securities convertible into or exchangeable for our shares have agreed or will agree that for a period of 180 days after the date of this prospectus, or lock-up period, we and they will not, without the prior written consent of J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC, and subject to certain exceptions:

•

offer, pledge, sell contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of the Company or any securities convertible into or exercisable or exchangeable for shares, or publicly disclose the intention to make any offer, sale pledge or disposition;

•

enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the shares or such securities, whether such transaction described above or such swap or other agreement referenced herein is to be settled by delivery of shares or such other securities, in cash or otherwise; or

•	make any demand for or exercise any right with respect to the registration of any shares or any of our security convertible into or exercisable or exchangeable for shares.

This lock-up provision applies to shares and to securities convertible into or exchangeable or exercisable for or repayable with shares. It also applies to shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC may, in their discretion, release any of the securities subject to these lock-up agreements at any time.

Rule 144

In general, Rule 144 provides that once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, Rule 144 provides that our affiliates or persons selling our shares on behalf of our affiliates are entitled to sell upon expiration of the market standoff agreements and lock-up agreements described above, within any three-month period, a number of our shares that does not exceed the greater of:

•	1% of the number of our shares then outstanding, which will equal shares immediately after the completion of this offering; or

•	the average weekly trading volume of our shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales of our shares made in reliance upon Rule 144 by our affiliates or persons selling our shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a shareholder who purchased our shares pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Registration rights

Pursuant to our registration rights agreement with Vector Capital, after the completion of this offering, the holders of up to              shares, or certain transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares, under the Securities Act. See the section titled “Description of

Share capital—Registration rights” for a description of these registration rights. If the offer and sale of these shares are registered, the shares will be freely tradable without restriction under the Securities Act, subject to the Rule 144 limitations applicable to affiliates, and a large number of shares may be sold into the public market.

Registration statement

We intend to file a registration statement on Form S-8 under the Securities Act promptly after the completion of this offering to register shares subject to outstanding options and restricted share units, as well as reserved for future issuance, under our equity compensation plans. The registration statement on Form S-8 is expected to become effective immediately upon filing, and our shares covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions, and any applicable market standoff agreements and lock-up agreements. See the section titled “Executive compensation—Employee benefit and share plans” for a description of our equity compensation plans.

Material tax considerations for U.S. holders

The following is a summary of the material Cayman Islands and U.S. federal income tax consequences of an investment in our shares. The summary is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The summary is based on laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not deal with all possible tax consequences relating to an investment in our shares, such as U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Walkers, special Cayman Islands counsel to us. To the extent the discussion relates to matters of current U.S. federal income tax law, and subject to the qualifications herein, it represents the opinion of Sidley Austin LLP, our special U.S. counsel. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our shares.

Cayman Islands taxation

It is the responsibility of all persons interested in purchasing our shares to inform themselves as to any tax consequences from their investing in us and our operations or management, as well as any foreign exchange or other fiscal or legal restrictions, which are relevant to their particular circumstances in connection with the acquisition, holding or disposition of our shares. Investors should therefore seek their own separate tax advice in relation to their holding of our shares and accordingly we accept no responsibility for the taxation consequences of any investment in us by an investor.

There is, at present, no direct taxation in the Cayman Islands and interest, dividends and gains payable to us will be received free of all Cayman Islands taxes.

Pursuant to Section 6 of the Tax Concessions Law (as amended) of the Cayman Islands, we have obtained an undertaking from the Government of the Cayman Islands:

•	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

•	that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

The undertaking for us is for a period of twenty years from August 16, 2011.

U.S. federal income taxation

This discussion describes the material U.S. federal income tax consequences of the ownership and disposition of our shares. This discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or non-U.S. tax consequences of an investment in our shares. This discussion applies only to U.S. Holders (as defined below) who beneficially own our shares as capital assets for U.S. federal income tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	banks or certain financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	partnerships or other entities treated as partnerships or other pass-through entities for U.S. federal income tax purposes or persons holding shares through any such entities;

•	regulated investments companies or real estate investment trusts;

•	persons that hold shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•	persons whose functional currency for tax purposes is not the U.S. dollar;

•	persons liable for alternative minimum tax; or

•	persons who actually or constructively own 10% or more of the total combined voting power or value of our shares.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, which we refer to in this discussion as the Code, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis.

Prospective purchasers are urged to consult their own tax advisor concerning the particular U.S. federal income tax consequences to them of the purchase, ownership and disposition of our shares, as well as the consequences to them arising under the laws of any other taxing jurisdiction.

For purposes of the U.S. federal income tax discussion below, you are a “U.S. Holder” if you beneficially own our shares and are:

•	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation, that was created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect to be treated as a U.S. person.

For U.S. federal income tax purposes, income earned through a non-U.S. or U.S. partnership or other flow-through entity is attributed to its owners. Accordingly, if a partnership or other flow-through entity holds shares, the tax treatment of the holder will generally depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity.

Dividends on shares

Subject to the “Passive Foreign Investment Company” discussion below, the gross amount of any distributions you receive on your shares (including any withholding taxes) will generally be includible in your gross income on the day you actually or constructively receive such income as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. We do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles. Accordingly, we will generally report distributions paid on our shares, if any, as dividend distributions for U.S. federal income tax purposes. With respect to non-corporate U.S. Holders, certain dividends received from a qualified foreign corporation may be subject to a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends from that corporation on shares that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our shares, which we have applied to list on the Nasdaq Global Market, will be readily tradable on an established securities market in the United States. There can be no assurance that our shares will be considered readily tradable on an established securities market in later years. Non-corporate U.S. Holders that do not meet a minimum holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. You should consult your own tax advisor as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

Dividends received on our shares will not be eligible for the dividends received deduction allowed for corporations. Dividends generally will constitute foreign source passive income for purposes of the U.S. foreign tax credit rules. You should consult your own advisor as to your ability, and the various limitations on your ability, to claim foreign tax credits in connection with the receipt of dividends.

Sales and other dispositions of shares

Subject to the “Passive Foreign Investment Company” discussion below, when you sell or otherwise dispose of our shares, you will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the shares. Your adjusted tax basis will generally equal the amount you paid for the shares. Any gain or loss you recognize will be long-term capital gain or loss if your holding period in our shares is more than one year at the time of disposition. If you are a non-corporate U.S. Holder, including an individual, any such long-term capital gain will be taxed at preferential rates. The deductibility of a capital loss may be subject to various limitations. Any gain or loss recognized by you will generally be treated as U.S. source gain or loss. You should consult your own tax advisor as to your ability, and the various limitations on your ability, to claim foreign tax credits in connection with a disposition of shares.

Passive Foreign Investment Company

If we are a passive foreign investment company, or PFIC, in any taxable year in which you hold our shares, as a U.S. Holder, you would generally be subject to adverse U.S. tax consequences, in the form of increased tax liabilities and special U.S. tax reporting requirements.

In general, we will be classified as a PFIC in any taxable year if either: (a) the average quarterly value of our gross assets that produce passive income or are held for the production of passive income is at least 50% of the average quarterly value of our total gross assets (the “asset test”) or (b) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties). For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the shares of such corporation. For purposes of the asset test: (a) any cash and cash invested in short-term, interest bearing, debt instruments, or bank deposits that are readily convertible into cash will generally count as producing passive income or held for the production of passive income, and (b) the total value of our assets is calculated by taking into account our market capitalization.

We do not expect to be a PFIC for the taxable year 2019 or in the foreseeable future. Our expectation regarding our status as a PFIC is based on assumptions as to our projections of the value of our outstanding shares during the year and our use of the proceeds of the initial public offering of our shares and of other cash that we will hold and generate in the ordinary course of our business throughout taxable year 2019. Despite our expectation, there can be no assurance that we will not be a PFIC in 2019 or any future taxable year as PFIC status is tested each taxable year and will depend on the composition of our assets and income in such taxable year. In particular, in determining the average percentage value of our gross assets, the aggregate value of our assets will generally be deemed to be equal to our market capitalization (the sum of the aggregate value of our outstanding equity) plus our liabilities. Therefore, a drop in the market price of our shares and associated decrease in the value of our goodwill would cause a reduction in the value of our non-passive assets for purposes of the asset test. Accordingly, we would likely become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash and cash equivalents. As we have not designated specific uses for all of the net proceeds we receive from this offering, we may retain a significant portion of those net proceeds in the form of short-term investments or bank deposits for a prolonged period, which could affect our PFIC status in future years. For further details on our intended use of the net proceeds we receive from this offering, see “Use of proceeds.” We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from investing the portion of the cash raised in our initial public offering that exceeds the immediate capital needs of our business is substantial in comparison with the gross income from our business operations. Our special U.S. counsel expresses no opinion with respect to our expectations contained in this paragraph.

If we were a PFIC for any taxable year during which you held our shares, certain adverse U.S. federal income tax rules would apply. You would generally be subject to additional taxes and interest charges on certain “excess distributions” we make and on any gain realized on the disposition or deemed disposition of your shares, regardless of whether we continue to be a PFIC in the year in which you receive an “excess distribution” or dispose of or are deemed to dispose of your shares. Distributions in respect of your shares during a taxable year would generally constitute “excess distributions” if, in the aggregate, they exceed 125% of the average amount of distributions with respect to your shares over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.

To compute the tax on “excess distributions” or any gain, (a) the “excess distribution” or the gain would be allocated ratably to each day in your holding period for the shares, (b) the amount allocated to the current year and any tax year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income in the current year, (c) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year, and (d) an interest charge at the rate for underpayment of taxes for any period described under (c) above would be imposed on the resulting tax liability on any portion of the “excess distribution” or gain that is allocated to such period. In addition, no distribution that you receive from us would qualify for taxation at the preferential rate discussed in the “—Dividends on shares” section above if we were a PFIC in the taxable year in which such distribution is made or in the preceding taxable year.

Under certain attribution rules, if we are a PFIC, you will be deemed to own your proportionate share (by value) of lower-tier PFICs, and will be subject to U.S. federal income tax on (i) a distribution on the shares of a lower-tier PFIC and (ii) a disposition of shares of a lower-tier PFIC, both as if you directly held the shares of such lower-tier PFIC.

If we were a PFIC in any year, you would generally be able to avoid the “excess distribution” rules described above by making a timely so-called “mark-to-market” election with respect to your shares provided our shares are “marketable.” Our shares will be “marketable” as long as they remain regularly traded on a national securities exchange, such as Nasdaq. If you made this election in a timely fashion, you would generally recognize as ordinary income or ordinary loss the difference between the fair market value of your shares on the first day of any taxable year and your adjusted tax basis in the shares. Any ordinary income resulting from this election would generally be taxed at ordinary income rates and would not be eligible for the reduced rate of taxation discussed in the “—Dividends on shares” section above. Any ordinary losses would be deductible, but only to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the shares would be adjusted to reflect any such income or loss. You should consult your own tax adviser regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your shares. The mark-to-market election will not be available for any lower tier PFIC that is deemed owned pursuant to the attribution rules discussed above. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the shares are no longer “marketable” or the Internal Revenue Service, or IRS, consents to the revocation.

The “excess distribution” rules described above would not apply to holders who make a “Qualified Electing Fund” election with respect to their shares. We do not intend to provide you with the information you would need to make or maintain a “Qualified Electing Fund” election and you will, therefore, not be able to make or maintain such an election with respect to your shares.

If you own our shares during any taxable year that we are a PFIC, you are required to file an annual report containing such information as the United States Treasury Department may require and will generally be required to file an annual IRS Form 8621. Each U.S. Holder is advised to consult with its tax advisor concerning the U.S. federal income tax consequences of purchasing, holding and disposing shares if we are or become classified as a PFIC.

U.S. information reporting and backup withholding rules

In general, dividend payments with respect to the shares and the proceeds received on the sale or other disposition of shares may be subject to information reporting to the IRS and to backup withholding. Backup withholding will not apply, however, if you (a) come within certain exempt categories and, when required, can demonstrate that fact or (b) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will generally be required to provide certification on IRS Form W-9. Any amounts withheld from payments to you under the backup withholding rules that exceed your U.S. federal income tax liability will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that you timely furnish the required information to the IRS. Certain U.S. Holders who hold “specific foreign financial assets,” including shares of a non-U.S. corporation that are not held in an account maintained by a U.S. “financial institution,” the aggregate value of which exceeds $50,000 during the tax year, may be required to attach to their tax returns for the year certain specified information. A U.S. Holder who fails to timely furnish the required information may be subject to a penalty. Each U.S. Holder is advised to consult with its tax advisor regarding the application of the U.S. information reporting rules to their particular circumstances.

PROSPECTIVE PURCHASERS OF OUR SHARES SHOULD CONSULT WITH THEIR OWN TAX ADVISOR REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF OUR SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR NON-US JURISDICTION AND INCLUDING ESTATE, GIFT AND INHERITANCE LAWS.

Underwriting

We are offering the shares described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We will enter into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we will agree to sell to the underwriters, and each underwriter will severally agree to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares listed next to its name in the following table:

Underwriters	Number of shares
J.P. Morgan Securities LLC.
Goldman Sachs & Co. LLC
Deutsche Bank Securities Inc.
Raymond James & Associates, Inc.
JMP Securities LLC
Oppenheimer & Co. Inc.

Total

The underwriters will be committed to purchase all of the shares offered by us if they purchase any shares. The underwriting agreement will also provide that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $             per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters will have an option to buy up to              additional shares from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters will have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of the shares less the amount paid by the underwriters to us per share of the shares. The underwriting fee is $             per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	No exercise	Full exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $            .

The underwriters will agree to reimburse us for certain expenses incurred by us in connection with this offering upon closing of this offering.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We will agree that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any of our shares or securities convertible into or exchangeable or exercisable for any of our shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any of our shares or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of our shares or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC for a period of 180 days after the date of this prospectus, other than our shares to be sold hereunder and any of our shares issued upon the exercise of options granted under our existing plans.

Our directors, officers and holders of substantially all of our shares and securities convertible into or exchangeable for our shares have entered or will enter into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of our shares or any securities convertible into or exercisable or exchangeable for our shares (including, without limitation, shares or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of an option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the shares or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of our shares or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any of our shares or any security convertible into or exercisable or exchangeable for our shares.

We will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We have applied to have our shares listed on Nasdaq Global Market under the symbol “CMBM.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling our shares in the open market for the purpose of preventing or retarding a decline in the market price of the shares while this offering is in progress. These stabilizing transactions may include making short sales of the shares, which involves the sale by the underwriters of a greater number of shares than they are required to purchase in this offering, and purchasing shares on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked”

shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the shares, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the shares or preventing or retarding a decline in the market price of the shares, and, as a result, the price of the shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our shares. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded shares of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our shares, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal, that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario) and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area, each, a Relevant Member State, no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of this offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to prospective investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to and is directed only at and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order all such persons together being referred to as relevant persons.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to prospective investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or this offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to this offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to prospective investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or
•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to prospective investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside of Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to prospective investors in Japan

The shares offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to prospective investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A) and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person that is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

Notice to prospective investors in the Cayman Islands

No offer or invitation to subscribe for shares may be made to the public in the Cayman Islands.

Other relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans and may do so in the future.

Legal matters

Sidley Austin LLP, Palo Alto, California is representing Cambium Networks Corporation in this offering. Certain legal matters with respect to Cayman Islands law in connection with the validity of the shares being offered by this prospectus and other legal matters will be passed upon for us by Walkers, Cayman Islands. The underwriters are being represented by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

Experts

The consolidated financial statements of Cambium Networks Corporation as of December 31, 2017 and 2018, and for each of the years in the three-year period ended December 31, 2018, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

During 2017, a network firm affiliated with KPMG International provided legal services, which are prohibited under SEC independence rules, to a portfolio company of Vector Capital that is an affiliate of the Company under SEC and PCAOB rules. Such services did not involve litigation and were completed in November 2017. The fees were insignificant.

Further, during 2016, 2017, and through April 2018, two network firms affiliated with KPMG International provided payroll services, which are prohibited under SEC independence rules, to two entities of another portfolio company of Vector Capital that is an affiliate of the Company under SEC and PCAOB rules. All such services have been terminated and the fees for the services were insignificant.

While providing these non-audit services is not permitted under SEC independence rules, KPMG LLP and the Company’s board of directors have concluded that these services did not affect KPMG LLP’s ability to be objective and apply impartial judgment in its audits of the Company’s 2016, 2017 and 2018 consolidated financial statements.

Change in independent registered public accounting firm

In May 2019, we dismissed KPMG LLP, the UK firm affiliated with KPMG International (“KPMG UK”) as our independent registered public accounting firm and engaged KPMG LLP, the US firm affiliated with KPMG International (“KPMG US”). The decision to change accountants was approved by the Audit Committee of the Board of Directors.

KPMG UK’s report on our financial statements for the two fiscal years ended December 31, 2017 and 2018 and the subsequent period through May 7, 2019 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles. There were (i) no disagreements with KPMG UK on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of KPMG UK, would have caused KPMG UK to make reference to the subject matter of the disagreements in connection with its reports and (ii) no reportable events of the type listed in paragraphs (A) through (D) of Item 304(a)(1)(v) of Regulation S-K issued by the SEC, in connection with the audit of our financial statements for the two fiscal years ended December 31, 2017 and 2018 and the subsequent period through May 7, 2019, except for the following two material weaknesses as of December 31, 2017: (1) our failure to design, implement and document formalized processes and procedures to identify gaps in internal U.S. GAAP accounting expertise and determine when and how to engage specialists to augment our internal analysis of complex accounting technical matters and (2) that we had not designed and implemented a documented and comprehensive management review process to ensure that our financial statements are in compliance with all required disclosures and in accordance with technical accounting analyses previously performed, including ensuring we had adequate resources to perform the review, in each case as they relate to these complex historical financial transactions and arrangements.

Neither we nor anyone acting on our behalf consulted with KPMG US at any time prior to their retention by us as our independent registered public accounting firm regarding any of the matters described in Item 304(a)(2)(i) or Item 304(a)(2)(ii) of Regulation S-K.

We have provided KPMG UK with a copy of the disclosures set forth under the heading “Change in Independent Registered Public Accounting Firm” included in this prospectus and have requested that KPMG UK furnish a letter addressed to the SEC stating whether or not KPMG UK agrees with statements related to them made by us under the heading “Change in Independent Registered Public Accounting Firm” in this prospectus. A copy of that letter is filed as Exhibit 16.1 to the registration statement of which this prospectus forms a part.

Where you can find additional information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our shares, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC also maintains an Internet website that contains reports, proxy statements, and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available at the website of the SEC referred to above. We also maintain a website at www.cambiumnetworks.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Cambium Networks Corporation

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Cambium Networks Corporation:

Opinion on the consolidated financial statements

We have audited the consolidated financial statements and the related notes (collectively, the consolidated financial statements) of Cambium Networks Corporation and subsidiaries (the Company) as listed in the accompanying index. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2016.

London, United Kingdom

May 3, 2019

Cambium Networks Corporation

Consolidated Balance Sheets

	December 31,		March 31, 2019	Pro forma March 31, 2019(1)
(in thousands)	2017	2018
			(unaudited)	(unaudited)
ASSETS

Current assets
Cash	$7,377	$4,441	$3,801
Receivables, net of allowances	51,579	60,389	63,545
Inventories, net	21,885	30,710	32,522
Recoverable income taxes	629	679	771
Prepaid expenses	2,838	3,465	3,447
Other current assets	1,318	5,889	6,390

Total current assets	85,626	105,573	110,476

Noncurrent assets
Property and equipment, net	5,221	7,965	8,183
Software, net	3,972	3,944	4,120
Operating lease assets	—	—	7,699
Intangible assets, net	12,692	8,493	8,199
Goodwill	8,060	8,060	8,060
Deferred tax assets, net	6,042	8,022	7,708

TOTAL ASSETS	$121,613	$142,057	$154,445

LIABILITIES AND DEFICIT
Current liabilities
Accounts payable	$18,475	$23,710	$25,487
Accrued liabilities	15,074	18,263	19,352
Distribution accrual	—	—	—	48,600
Employee compensation	8,505	4,377	5,762
Current portion of long-term external debt	3,934	8,836	8,961
Payable to Sponsor	5,018	5,582	5,625
Deferred revenues	2,891	2,770	2,738
Other current liabilities	743	2,761	5,192

Total current liabilities	54,640	66,299	73,117	121,717

Noncurrent liabilities
Long-term external debt	83,443	94,183	91,848
Deferred revenues	1,356	1,541	1,633
Noncurrent operating lease liabilities	—	—	6,558
Other noncurrent liabilities	—	605	—

Total liabilities	139,439	162,628	173,156	221,756

Shareholders’ deficit
Share capital; $0.01 par value; 771.79 shares issued and outstanding at December 31, 2017 and 2018 and March 31, 2019	772	772	772
Capital contribution	24,651	24,651	24,651	(23,949)
Accumulated deficit	(43,400)	(45,773)	(43,911)
Accumulated other comprehensive income	151	(221)	(223)

Total shareholders’ deficit	(17,826)	(20,571)	(18,711)	(67,311)

TOTAL LIABILITIES AND DEFICIT	$121,613	$142,057	$154,445	$154,445

(1)	Unaudited pro forma adjustment reflects the return of capital of $44.0 million and accrued dividends of $4.6 million as if the transaction occurred at March 31, 2019.

The accompanying notes are an integral part of the consolidated financial statements.

Cambium Networks Corporation

Consolidated Statements of Income

	Years ended December 31,				Three months ended March 31,
(in thousands, except share and per share amounts)	2016	2017	2018		2018	2019
					(unaudited)
Revenues	$181,444	$216,671		$241,762	$58,453		$68,112
Cost of revenues	91,715	105,960		126,267	30,250		36,322

Gross profit	89,729	110,711		115,495	28,203		31,790

Operating expenses
Research and development	26,267	32,227		38,917	9,385		10,482
Sales and marketing	29,621	37,209		42,658	10,419		10,218
General and administrative	13,218	17,578		18,804	4,321		5,130
Depreciation and amortization	8,433	8,824		8,765	2,370		1,281

Total operating expenses	77,539	95,838		109,144	26,495		27,111

Operating income	12,190	14,873		6,351	1,708		4,679
Interest expense	7,565	5,018		8,113	1,758		2,268
Other expense	165	474		550	231		134

Income (loss) before income taxes	4,460	9,381		(2,312)	(281)		2,277
Provision (benefit) for income taxes	1,547	(418)		(799)	(54)		415

Net income (loss)	2,913	9,799		(1,513)	(227)		1,862
Less: Net income attributable to noncontrolling interest	638	671		—	—		—

Net income (loss) attributable to shareholders	$2,275	$9,128		$(1,513)	$(227)		$1,862

Earnings (loss) per share
Basic and diluted	$2,947.69	$11,827.05		$(1,960.38)	$(294.12)		$2,412.57

Shares outstanding
Basic and diluted	771.79	771.79		771.79	771.79		771.79

Pro forma net income (loss) per share,
Basic and diluted (unaudited)			$			$

Pro forma weighted average shares used in computing basic and diluted net income (loss) per share (unaudited)

The accompanying notes are an integral part of the consolidated financial statements

Cambium Networks Corporation

Consolidated Statements of Comprehensive Income

	Years ended December 31,			Three months ended March 31,
(in thousands)	2016	2017	2018	2018	2019
				(unaudited)
Net income (loss)	$2,913	$9,799	$(1,513)	$(227)	$1,862

Other comprehensive (loss) income
Foreign currency translation adjustment	(11)	67	(372)	(31)	(2)

Comprehensive income (loss)	2,902	9,866	(1,885)	(258)	1,860
Less: Comprehensive income attributable to noncontrolling interest	638	671	—	—	—

Comprehensive income (loss) attributable to shareholders	$2,264	$9,195	$(1,885)	$(258)	$1,860

The accompanying notes are an integral part of the consolidated financial statements

Cambium Networks Corporation

Consolidated Statements of Shareholders’ Deficit

(in thousands)	Share capital	Capital contribution	Accumulated deficit	Accumulated other comprehensive income	Total shareholders’ deficit	Noncontrolling interest	Total deficit
Balance at January 1, 2016	$772	$2,000	$(54,803)	$95	$(51,936)	$7,979	$(43,957)
Net income	—	—	2,275	—	2,275	638	2,913
Foreign currency translation	—	—	—	(11)	(11)	—	(11)

Balance at December 31, 2016	772	2,000	(52,528)	84	(49,672)	8,617	(41,055)
Net income	—	—	9,128	—	9,128	671	9,799
Foreign currency translation	—	—	—	67	67	—	67
Distribution to noncontrolling interest	—	—	—	—	—	(9,288)	(9,288)
Sponsor capital contribution	—	88,363	—	—	88,363	—	88,363
Return of capital to Sponsor	—	(65,712)	—	—	(65,712)	—	(65,712)

Balance at December 31, 2017	772	24,651	(43,400)	151	(17,826)	—	(17,826)
Adjustment for adoption of ASC 606	—	—	(860)	—	(860)	—	(860)
Net loss	—	—	(1,513)	—	(1,513)	—	(1,513)
Foreign currency translation	—	—	—	(372)	(372)	—	(372)

Balance at December 31, 2018	772	24,651	(45,773)	(221)	(20,571)	—	(20,571)
Net income (unaudited)	—	—	1,862	—	1,862	—	1,862
Foreign currency translation (unaudited)	—	—	—	(2)	(2)	—	(2)

Balance at March 31, 2019 (unaudited)	$772	$24,651	$(43,911)	$(223)	$(18,711)	$—	$(18,711)

(in thousands)	Share capital	Capital contribution	Accumulated deficit	Accumulated other comprehensive income	Total Shareholders’ deficit	Noncontrolling interest	Total deficit
Balance at December 31, 2017	$772	$24,651	$(43,400)	$151	$(17,826)	$—	$(17,826)
Adjustment for adoption of ASC 606			(860)		(860)		(860)
Net loss (unaudited)	—	—	(227)		(227)	—	(227)
Foreign currency translation (unaudited)	—	—	-	(31)	(31)	—	(31)

Balance at March 31, 2018 (unaudited)	$772	$24,651	$(44,487)	$120	$(18,944)	$—	$(18,944)

The accompanying notes are an integral part of the consolidated financial statements

Cambium Networks Corporation

Consolidated Statements of Cash Flows

	Years ended December 31,			Three months ended March 31,
(in thousands)	2016	2017	2018	2018	2019
				(unaudited)

Cash flows from operating activities:
Net income (loss)	$2,913	$9,799	$(1,513)	$(227)	$1,862

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	1,715	2,069	2,836	569	882
Amortization of software and intangible assets	6,718	6,802	6,182	1,801	478
Amortization of debt issuance costs	—	209	576	140	165
Deferred income taxes	(118)	(1,884)	(1,863)	(304)	310
Other	(210)	201	952	423	866
Change in assets and liabilities:
Receivables	(1,199)	(10,723)	(7,395)	(761)	(3,487)
Inventories	(1,314)	586	(10,009)	(4,373)	(2,651)
Accounts payable	(3,363)	4,726	4,261	877	1,830
Accrued employee compensation	3,168	3,012	(4,081)	(4,669)	1,391
Accrued liabilities	1,745	3,380	1,539	786	1,542
Accrued Sponsor interest and payables	5,197	5,081	564	122	43
Other assets and liabilities	1,280	(257)	(2,444)	(1,821)	24

Net cash provided by (used in) operating activities	16,532	23,001	(10,395)	(7,437)	3,255

Cash flows from investing activities:
Purchase of property and equipment	(1,867)	(3,346)	(5,588)	(985)	(1,128)
Purchase of software	(164)	(2,585)	(1,912)	(351)	(383)

Net cash used in investing activities	(2,031)	(5,931)	(7,500)	(1,336)	(1,511)

Cash flows from financing activities:
Proceeds from issuance of term loan	—	120,000	9,962	—	—
Proceeds from issuance of revolver debt	7,285	—	10,000	7,000	—
Repayment of term loan	(5,389)	(46,553)	(4,500)	(1,125)	(2,375)
Repayment of revolver debt	(7,323)	(19,962)	—	—	—
Payment of debt issuance costs	—	(2,832)	(396)	—	—
Return of capital to Sponsor	—	(65,712)	—	—	—
Distribution to nonconrolling interest	—	(9,288)	—	—	—

Net cash (used in) provided by financing activities	(5,427)	(24,347)	15,066	5,875	(2,375)

Effect of exchange rate on cash	(64)	27	(107)	13	(9)

Net increase (decrease) in cash	9,010	(7,250)	(2,936)	(2,885)	(640)
Cash, beginning of period	5,617	14,627	7,377	7,377	4,441

Cash, end of period	$14,627	$7,377	$4,441	$4,492	$3,801

Supplemental disclosure of cash flow information:
Income taxes paid	$1,310	$1,490	$1,074	$187	$201
Interest paid	$2,255	$1,532	$7,614	$1,566	$1,950

Significant non-cash activities:
Sponsor contributed capital	$—	$88,363	$—	$—	$—

The accompanying notes are an integral part of the consolidated financial statements

Cambium Networks Corporation

Notes to Consolidated Financial Statements

1. Business and significant accounting policies

Business

Cambium Networks Corporation (“Cambium” or the “Company”), incorporated under the laws of the Cayman Islands, is a holding company whose principal operating entities are Cambium Networks, Ltd. (UK), Cambium Networks, Inc. (USA), and Cambium Networks Consulting Private Limited (India). On October 28, 2011, Cambium acquired the point-to-point (“PTP”) and point-to-multi-point (“PMP”) businesses from Motorola Solutions, Inc. The acquisition was funded by investment funds affiliated with Vector Capital (“Sponsor”) and Cambium became the renamed entity subsequent to the acquisition. We provide wireless broadband networking solutions for network operators, including medium-sized wireless internet service providers, enterprises and government agencies.

The Company operates on a calendar year ending December 31. As such, all references to 2016, 2017, and 2018 contained within these notes relate to the calendar year, unless otherwise indicated.

Basis of presentation

The Company’s consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of Cambium and its wholly-owned subsidiaries. The effects of transactions among consolidated entities have been eliminated to arrive at the consolidated amounts.

Unaudited interim financial information

The accompanying consolidated balance sheet as of March 31, 2019, the consolidated statements of income, cash flows and of comprehensive income for the three months ended March 31, 2018 and 2019, the consolidated statement of shareholders’ deficit for the three months ended March 31, 2018 and 2019 and the related footnote information are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual financial statements other than the adoption with effect from January 1, 2019 of Accounting Standards Codification 842, Leases, and, in the opinion of management, reflect all adjustments, which comprise only normal recurring adjustments necessary to state fairly the Company’s financial position as of March 31, 2019 and results of operations and cash flows for the three months ended March 31, 2018 and 2019.

Unaudited pro forma information

The accompanying unaudited pro forma consolidated balance sheet as of March 31, 2019 has been prepared to give effect to the recapitalization to be effected in connection with the Company’s proposed initial public offering as if the recapitalization occurred at March 31, 2019. As of March 31, 2019, there remained a balance of $48.6 million of unreturned capital and accumulated yield, which accrues an 8% yield.

In the accompanying consolidated statements of income, the unaudited pro forma basic and diluted net income (loss) per share for the year ended December 31, 2018 and the three months ended March 31, 2019 has been prepared to give effect to the return of capital and accumulated yield in connection with the recapitalization on the weighted average shares as if the recapitalization occurred on January 1, 2018.

Use of accounting estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are used for, but not limited to, the allocation of selling prices in multiple deliverable arrangements, provision for excess and obsolete inventory, allowance for doubtful accounts, the carrying amount of estimated inventory returns, the estimated amount expected to be refunded to customers in respect of inventory returns, provision for warranty claims, useful lives of long-lived assets and impairment assessments, provision for income taxes, recoverability of deferred tax assets, and deferred tax liabilities related to investments in subsidiaries. The Company evaluates these estimates on an on-going basis. The Company bases estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Segments

Management has determined that it operates as one reportable unit and one operating segment as it only reports financial information on an aggregate and consolidated basis to its Chief Executive Officer, who is the Company’s chief operating decision maker. Decisions about resource allocation or operating performance assessments are not made below a total company level. Consequently, impairment testing is performed at the consolidated level as one unit. See Note 16 — Segment information, revenues by geography and significant customers for further discussion.

Recognition of revenues

Revenues consist primarily of revenues from the sale of hardware products with essential embedded software. Revenues also include limited amounts for software products and extended warranty on hardware products. Substantially all products are sold through distributors and other channel partners, such as resellers and systems integrators.

ASC 606

The Company adopted Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers (“ASC 606”), and all the related amendments on January 1, 2018, applying the modified retrospective method to all contracts not completed as of the date of adoption. The Company assessed the impact of ASC 606 using the prescribed 5-step model and based on this assessment, concluded the recognition of revenue under ASC 606 is generally consistent with how revenue was being recognized prior to the adoption of the new standard. See Note 18—Revenue for further details on the impact of adoption. Prior to the adoption of ASC 606, the Company recognized revenue under ASC 605, Revenue Recognition.

In accordance with ASC 606, the Company recognizes revenue to reflect the transfer of control of promised products or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for products or services.

The Company accounts for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. It is the Company’s customary business practice to obtain a signed legal document as evidence of an arrangement.

The Company identifies its distinct performance obligations under each contract. A performance obligation is a promise in a contract to transfer a distinct product or service to the customer. Hardware products, software products, and extended warranty on hardware products have been identified as separate and distinct performance obligations.

The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring products or services to a customer. Exchanges made as part of the Company’s stock rotation program meet the definition of a right of return in ASC 606. An adjustment to revenue is made to adjust the transaction price to exclude the consideration related to products expected to be returned. The Company records an asset at the carrying amount of the estimated stock returns and a liability for the estimated amount expected to be refunded to the customer. The transaction price also excludes other forms of consideration provided to the customer, such as volume-based rebates and cooperative marketing allowances.

The Company recognizes revenue when, or as, it satisfies a performance obligation by transferring control of a promised product or service to a customer. Revenue from hardware products transferred at a point in time is recognized when obligations under the terms of the contract are satisfied. Generally, this occurs when the transfer of control of the asset, which is at the time of shipment. Software revenue is from perpetual license software and is recognized at the point in time that the software is available to the customer. Extended warranty on hardware products is a performance obligation that is satisfied over time beginning on the effective date of the warranty period and ending on the expiration of the warranty period. The Company recognized revenue on extended warranties on a straight-line basis over the warranty period.

ASC 605

For 2016 and 2017, under ASC 605, the Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, delivery has occurred, the sales price is fixed or determinable and collectability is reasonably assured. Delivery does not occur until products have shipped to the customer, risk of loss has transferred to the customer, and either customer acceptance has been obtained, customer acceptance provisions have lapsed or the Company has objective evidence that the criteria specified in the customer acceptance provisions have been satisfied. The sales price is considered to be fixed or determinable when all contingencies related to the sale have been resolved.

Hardware revenue is generally recognized at the time of shipment, provided that all other revenue recognition criteria have been met including transfer of risk to the customer and fulfilling all Company obligations that effect customer acceptance.

Software revenue is from perpetual license software and recognized at inception, typically at the point of making the software available to the customer if all revenue recognition criteria have been met. Supplemental management tools, including cnMaestro, LINKPlanner and cnArcher applications, are provided to help network operators design, install, and manage their networks, and as a means of driving sales of hardware products. The Company presently offers these applications without additional charge to the customer, as these applications are not essential for the operation of its products.

The Company provides a standard one-year warranty on our hardware products that includes access to telephone and internet support and is included in the price of the product. The cost of providing the standard warranty is insignificant. The Company also offers an extended warranty that extends the standard warranty on most of its products for up to four additional years; a limited lifetime warranty on select hardware products that extends warranty coverage to seven years; and an all risks advance replacement warranty covering additional types of equipment damage not covered by its standard warranty. We recognize revenue on extended warranties on a straight-line basis over the contractual period. Revenue is recognized net of volume-based rebates and cooperative marketing allowances that the Company provides to its distributors.

Deferred revenues include advance payments received from customers for hardware with embedded essential software, and extended warranty. Deferred revenues include both current and non-current components with the non-current component anticipated to be recognized more than one year from the reporting date.

The Company includes freight billed to customers in revenues and the cost of freight in cost of revenues.

Multiple-deliverable arrangements

The Company enters into revenue arrangements that may consist of multiple deliverables containing hardware with embedded essential software and extended warranty.

Under ASC 606, the Company determines if the contract includes multiple performance obligations and allocates the transaction price to each performance obligation on a relative standalone selling price basis for each distinct product or service in the contract. The best evidence of standalone selling price is the observable price of a product or service when the Company sells that product or service separately in similar circumstances and to similar customers. If a standalone price is not directly observable, the Company estimates the transaction price allocated to each performance obligation using the expected costs plus a margin approach.

Prior to the adoption of ASC 606, the Company applied guidance in ASC 605 to determine if the arrangement qualifies as a multiple-deliverable agreement for separability and allocation of the revenue. For multiple-deliverable arrangements, deliverables are separated into more than one unit of accounting when: (i) the delivered element(s) have value to the customer on a stand-alone basis and (ii) delivery of the undelivered element(s) is probable and substantially in the control of the Company. In these arrangements, the Company generally allocates revenue to all deliverables based on their relative selling prices, applying an estimated selling price as our best estimate of fair value.

Cash

The Company deposits cash with financial institutions that management believes are of high credit quality. The Company’s cash consists primarily of U.S. dollar denominated demand accounts.

Receivables and concentration of credit risk

Trade accounts receivable are recorded at invoiced amounts, net of the allowance for doubtful accounts. The Company considers the credit risk of all customers and regularly monitors credit risk exposures in its trade receivables. The Company’s standard credit terms with their customers are generally net 30 to 60 days. The Company had three customers representing more than 10% of trade receivables at March 31, 2019 (unaudited), two customers at December 31, 2017 and one customer at December 31, 2018. In addition, the Company had four customers representing more than 10% of revenues for the three months ended March 31, 2019 (unaudited), three customers for the years ended December 31, 2016 and 2017 and the three months ended March 31, 2018 (unaudited), and two customers for the year ended December 31, 2018. Refer to Note 16 – Segment information, revenues by geography and significant customers for more information.

The Company records an allowance for doubtful accounts for estimated probable losses on uncollectible accounts receivable. In estimating the allowance, management considers the aging of the accounts receivable, the Company’s historical write offs, the credit worthiness of each distributor based on payment history, and general economic conditions, among other factors.

Inventory

The Company’s inventories are primarily finished goods for resale and, to a lesser extent, raw materials, which have been either consigned to the Company’s third-party manufacturers or are held by the Company. Inventories are stated at the lower of cost and net realizable value. In determining the cost of raw materials, consumables and goods purchased for resale, the weighted average purchase price is used. For finished goods, cost is computed as production cost including capitalized inbound freight costs.

The valuation of inventory also requires the Company to estimate excess or obsolete inventory. The determination of excess or obsolete inventory is estimated based on a comparison of the quantity and cost of inventory on hand to the Company’s forecast of customer demand. Any adjustments to the valuation of inventory are included in cost of revenues.

Deferred Offering costs

Deferred offering costs of $2.0 million and $2.1 million (unaudited) are included in the accompanying consolidated balance sheet within current assets at December 31, 2018 and March 31, 2019, respectively. Upon the consummation of the Company’s initial public offering, these amounts will be offset against the proceeds of the offering. There were no deferred offering costs at December 31, 2017.

Property and equipment

Per ASC 360, Property, Plant, and Equipment, property and equipment are stated at cost. The Company calculates depreciation expense using the straight-line method over the estimated useful lives of each asset based on its asset class. Leasehold improvements are amortized over the shorter of their useful life or the lease term. See Note 3—Balance sheet components for the useful lives for each asset class.

Upon retirement or disposition, the asset cost and related accumulated depreciation are removed with any gain or loss recognized in the statement of income.

Software

Software may be purchased or developed internally for internal use. Costs related to internal use software are accounted for in accordance with ASC 350-40, Internal Use Software and ASC 350-50, Website Development Costs, where the expected life is greater than one year. Costs are expensed as incurred during the preliminary project stage of an internal use software project. Cost are capitalized once the project has been approved by management and is in the application development stage. Post implementation/operation costs, such as maintenance and training costs, are expensed as incurred. Any costs incurred to provided upgrades or enhancements are capitalized only if they provide additional functionality that did not previously exist.

Amortization of internal use software begins when the software is ready for internal use and is amortized over its estimated useful life. The amortization expense for internal use software is computed using the straight-line method over three to seven years.

Costs related to certain software, which is available for sale, are capitalized in accordance with ASC 985-20, Costs of Software to be Sold, Leased, or Marketed, when the resulting product reaches technological feasibility. The Company generally determines technological feasibility when it has a detailed program design that takes product function, feature and technical requirements to their most detailed, logical form and the product is ready for coding. The Company does not typically capitalize costs related to the development of first generation product offerings as technological feasibility generally coincides with general availability of the software.

Amortization of software costs to be sold or marketed externally begins when the product is available for sale to customers and is amortized over its estimated useful life, which is determined on a product-by-product basis. The amortization expense for available for sale software is computed using the straight-line method over three years.

Goodwill and intangible assets

Goodwill represents the excess purchase price over the estimated fair value of net assets acquired in a business combination. Goodwill is measured at cost and is not amortized. Intangible assets acquired, either individually or with a group of other assets, are initially recognized and measured at cost. The Company uses third-party specialists to assist management to determine fair values and estimated useful lives for intangible assets acquired in business combinations. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives of between 5 and 18 years. The Company has no intangible assets with indefinite lives.

In accordance with ASC 350, Goodwill and Other, the Company assesses goodwill for impairment at least annually. For 2017 and 2018, the Company tested goodwill for impairment at December 31 and whenever events or circumstances that would more likely than not reduce the fair value below its carrying value.

Annual impairment testing is completed at the reporting unit level. Management has concluded the Company operates as one reporting unit and one operating segment for annual impairment testing. Refer to Note 16—Segments.

In completing its impairment evaluations, the Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. In performing this qualitative assessment, the Company assesses relevant events and changes in circumstances, including industry and market conditions, observable earnings before interest, taxes, depreciation and amortization (“EBITDA”) multiples for peer companies, operating results, business plans, and entity-specific events, that would affect the fair value or the carrying amount of a reporting unit. If it is more likely than not that the fair value of a reporting unit is less than its carrying value, the fair value of the reporting unit is compared to its carrying value. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired and no further steps are required. Prior to the adoption of Financial Accounting Standards Board’s (“FASB”) Accounting Standards Update (“ASU”) 2017-04 on January 1, 2018, if the fair value of the reporting unit is less than its carrying value, the Company would perform a hypothetical purchase price allocation based on the reporting unit’s fair value to determine the implied fair value of the reporting unit’s goodwill. Any excess of the carrying value over the implied fair value would be charged to operating expense as an impairment loss. Implied fair value is determined using a combination of present value techniques and market prices of comparable businesses.

Impairment of long-lived assets

The Company evaluates its long-lived assets, including property and equipment and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. An impairment loss is recognized when the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to the assets or asset group. If impairment is indicated, the asset is written down to its estimated fair value. The Company did not recognize any impairment losses for 2016, 2017 or 2018, or for the three months ended March 31, 2019 (unaudited).

Leases

The Company has both cancelable and noncancelable operating leases.

The Company adopted ASC 842, Leases, and all the related amendments on January 1, 2019, using the optional transition method to not apply the new lease standard in the comparative periods presented. The Company elected the “practical expedients package” which permits the Company to not reassess prior conclusions about lease identification, lease classification, and initial direct costs. The Company also elected the short-term lease recognition for all leases that qualify and to combine the lease and non-lease components into a single lease component for all of its leases.

In accordance with ASC 842, the Company recorded a right-of-use asset and lease liability on the balance sheet for all leases that qualified. The operating lease liability represents the present value of the of the future minimum lease payments over the lease term using the Company’s consolidated incremental borrowing rate at the lease commencement date. The right-of-use asset reflects adjustments for the derecognition of deferred rent and prepaid rent. Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheet, and are expensed on a straight-line basis over the lease term. The Company does not include any renewal periods in the lease term for its leases as sufficient economic factors do not exist that would compel it to continue to use the underlying asset beyond the initial non-cancelable term. See Note 19—Leases for further details.

Through December 31, 2018, the Company classified leases in accordance with guidance in ASC 840, Leases. For any leases that contained rent escalation or rent concession provisions, the Company recorded the total rent expense during the lease term on a straight-line basis over the term of the lease. The Company recorded the difference between the rent paid and the straight-line rent as an increase or decrease to the deferred rent liability included in accrued liabilities in its consolidated balance sheets.

Product warranties

The Company offers a standard one-year warranty on most of its products, and records a liability within current liabilities for the estimated future costs associated with potential warranty claims. Provisions for warranty claims are recorded at the time products are sold based on historical experience factors including product failure rates, material usage, and service delivery cost incurred in correcting product failures. These provisions are reviewed and adjusted by management periodically to reflect actual and anticipated experience. The warranty costs are reflected in the Company’s consolidated statements of income within cost of revenues. In certain circumstances, the Company may have recourse from its contract manufacturers for replacement cost of defective products, which it also factors into its warranty liability assessment.

Income taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in its financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement carrying amount and the tax bases of assets and liabilities using enacted income tax rates in effect for the year in which the differences are expected to be recovered or settled. The effect of a change in income tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that the Company believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, the

Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the income tax expense.

In general, it is the practice and intention of the Company to reinvest the earnings of its subsidiaries in those operations. As of December 31, 2016, 2017 and 2018, the Company has not made a provision for withholding taxes on approximately $2.8 million, $4.1 million, and $5.4 million, respectively, of undistributed earnings that are indefinitely reinvested. For the three months ended March 31, 2018 and 2019, the Company has not made a provision for withholding taxes on approximately $4.3 million and $6.2 million, respectively, of undistributed earnings that are indefinitely invested (unaudited). Generally, such amounts become subject to taxation upon the remittance of dividends and under certain other circumstances. It is not practicable to estimate the amount of deferred tax liability to the undistributed earnings in these subsidiaries.

The Company may be subject to income tax audits in all of the jurisdictions in which it operates and, as a result, must also assess exposures to any potential issues arising from current or future audits of current and prior years’ tax returns. Accordingly, the Company must assess such potential exposures and, where necessary, provide for any expected loss. The Company recognizes the benefit of a tax position if it is more likely than not to be sustained. Recognized tax positions are measured at the largest amount more likely than not of being realized upon settlement. To the extent that the Company establishes a liability, its income tax expense would be increased. If the Company ultimately determines that payment of these amounts is unnecessary, it reverses the liability and recognizes an income tax benefit during the period in which new information becomes available indicating that the liability is no longer necessary. The Company records an additional income tax expense in the period in which new information becomes available indicating that the income tax liability is greater than its original estimate.

Share-based compensation

The Company accounts for employee share-based compensation in accordance with the guidance in ASC 718, Share-based Payments, by measuring and recognizing compensation expense for all share-based payments based on estimated grant date fair values for equity settled awards and year-end fair values for cash settled awards. Equity-settled and cash-settled awards granted to employees by the Company include both time-based and performance-based awards and are subject to the achievement of varying participation thresholds and contingent conditions prior to being eligible to participate in distributions from Vector Cambium Holdings (Cayman), LP (“VCH, LP”). For the years ended December 31, 2016, 2017, and 2018 and the three months ended March 31, 2019 (unaudited), both equity-settled and cash-settled awards had not met all of the contingent conditions. Accordingly, the Company has not recognized any share-based compensation expense in its consolidated financial statements. The Company continues to review these participation thresholds and conditions to determine when share-based compensation expense will be recognized.

Contingencies

In accordance with ASC 450, Contingencies, the Company periodically evaluates all pending or threatened contingencies and any commitments, if any, that are reasonably likely to have a material adverse effect on its results of operations, financial position or cash flows. Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Foreign currency translation

The Company records any gain and loss associated with foreign currencies in accordance with ASC 830, Foreign Currency Matters. The reporting currency of the Company is the U.S. dollar and the functional currency is the local currency of each operating subsidiary other than for Cambium Networks, Ltd. (UK) for which the functional currency is the U.S. dollar. Local currency denominated monetary assets and liabilities are translated at exchange rates in effect at the balance sheet date, and revenues, costs and expenses are translated at the average exchange rates in effect during the applicable period. The Company recognizes foreign exchange gains and losses in other expense on its consolidated statements of income and accumulated other comprehensive income on its consolidated balance sheets.

Research and development costs

Research and development expenses consist primarily of salary and benefit expenses for employees and contractors engaged in research, design and development activities, as well as costs for prototypes, facilities and travel costs. The Company also incurs research and development costs associated with the development of software for both internal use and to be marketed externally. Research and development costs, other than those associated with the development of software that meet the criteria for capitalization, are expensed as incurred.

For the years ended December 31, 2016, 2017 and 2018, the Company expensed $26.3 million, $32.2 million, and $38.9 million, respectively, of research and development costs. For the three months ended March 31, 2018 and 2019, the Company expensed $9.4 million and $10.5 million, respectively, of research and development costs (unaudited).

Recently adopted accounting pronouncements

In February 2016, FASB issued ASU 2016-2, Leases (codified as “ASC 842”). ASC 842 sets out the principals for the recognition, measurement, presentation and disclosures of leases for both parties to a contract (i.e., lessees and lessors). ASC 842 requires lessees to recognize right-of-use (“ROU”) assets and lease liabilities on the balance sheet for all leases unless, as a policy election, a lessee elects not to apply ASC 842 to short-term leases. In addition, this standard requires both lessees and lessors to disclose certain key information about lease transactions. The Company adopted ASC 842 on January 1, 2019 (the effective date), using the optional transition method to not apply the new lease standard in the comparative periods presented and elected the “practical expedient package”, which permits the Company to not reassess prior conclusions about lease identification, lease classification, and initial direct costs. ASC 842 also provides practical expedients for the Company’s ongoing accounting. The Company has elected the short-term lease recognition for all leases that qualify and to combine lease and non-lease components into a single lease component for all of its leases. As of January 1, 2019, the Company recognized ROU assets and operating lease liabilities of $8.2 million and $8.8 million, respectively (unaudited). Refer to Note 19—Leases for further details.

In February 2018, the FASB issued ASU 2018-02, Income Statement—Reporting Comprehensive Income: Reclassification of Certain Tax Effect from Accumulated Other Comprehensive Income. This ASU provides an option to reclassify stranded tax effects within accumulated other comprehensive income (“AOCI”) to retained earnings in the period in which the effect of the change in the U.S. federal corporate income tax rate in the 2018 U.S. Tax Cuts and Jobs Act (or portion thereof) is recorded. This ASU requires disclosure of the accounting policy for releasing income tax effect from AOCI, whether election is made to reclassify the stranded income tax effects from the 2017 U.S. Tax Cuts and Job Act, and information about the income tax effects that are reclassified. The Company adopted ASU 2018-02 as of January 1, 2019. The adoption of ASU 2018-02 had no impact on the consolidated financial statements (unaudited).

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, Revenue from Contracts with Customers (codified as “ASC 606”), which supersedes the revenue recognition requirements in ASC 605. The Company adopted ASC 606 on January 1, 2018 using the modified retrospective transition method which required an adjustment to accumulated deficit for the cumulative effect of applying ASC 606 to active contracts as of the adoption date. The cumulative effect of applying ASC 606 to active contracts as of the adoption date was an increase to accumulated deficit of $0.9 million. See Note 18 for further details on revenue.

Effective January 1, 2018, the Company adopted ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory (“ASU 2016-16”). ASU No. 2016-16 was issued to improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. Previously, U.S. GAAP prohibited the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party which has resulted in diversity in practice and increased complexity within financial reporting. ASU 2016-16 requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs and does not require new disclosures. The adoption of ASU 2016-16 did not have a material impact on the Company’s consolidated financial statements.

Effective January 1, 2018, the Company adopted ASU 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting (“ASU 2017-09”). The amendment amends the scope of modification accounting for share-based payment arrangements, provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting under ASC Topic 718, Compensation—Stock Compensation. Upon adoption, the Company applied the prospective method and will account for future modifications, if any, under this guidance. The adoption of ASU 2017-09 did not have a material impact on the Company’s consolidated financial statements.

Effective January 1, 2018, the Company adopted ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”). ASU 2016-15 provides guidance on the following eight specific cash flow classification issues: (1) debt prepayment or debt extinguishment costs; (2) settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; (3) contingent consideration payments made after a business combination; (4) proceeds from the settlement of insurance claims; (5) proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies; (6) distributions received from equity method investees; (7) beneficial interests in securitization transactions; and (8) separately identifiable cash flows and application of the predominance principle. The adoption of ASU 2016-15 did not have a material impact on the Company’s consolidated statement of cash flows.

Effective January 1, 2018, the Company early adopted ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”), to eliminate the second step of the goodwill impairment test. ASU 2017-04 requires an entity to measure a goodwill impairment loss as the amount by which the carrying value of a reporting unit exceeds its fair value. Additionally, an entity should include the income tax effects from any tax-deductible goodwill on the carrying value of the reporting unit when measuring a goodwill impairment loss, if applicable. The Company applied the guidance in ASU 2017-04 to its 2018 goodwill impairment testing. The adoption of ASU 2017-04 had no impact on the Company’s consolidated financial statements.

Recently issued accounting pronouncements

In August 2018, the FASB issued ASU 2018-15, Intangibles – Goodwill and Other Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs incurred in a Cloud Computing Arrangement That is a Service Contract. The amendments in this update align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The accounting for the service element of a hosting arrangement that is a service contract is not affected by the amendments in this update. The amendments in this update are effective for interim and annual periods for the Company beginning on January 1, 2020, with early adoption permitted. The amendments in this update should be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption. The Company is assessing the impact the adoption of ASU 2018-15 will have on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326). ASU 2016-13 sets forth an expected credit loss model which requires the measurement of expected credit losses for financial instruments based on historical experience, current conditions and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost, and certain off-balance sheet credit exposures. ASU 2016-13 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. Adoption will require a modified retrospective transition. This ASU is effective for the Company in the first quarter of fiscal 2020. The Company is currently assessing the impact of ASU 2016-13 on its consolidated financial statements.

2. Fair value of financial instruments

ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. ASC 820 requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. The fair value hierarchy prioritizes the inputs into three levels that may be used in measuring fair value as follows:

Level 1—observable inputs which include quoted prices in active markets for identical assets or liabilities.

Level 2—inputs which include observable inputs other than Level 1, such as quoted prices for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3—inputs which include unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the underlying asset or liability. Level 3 assets and liabilities include those whose fair value measurements are determined using pricing models, discounted cash flow methodologies or similar valuation techniques, as well as significant management judgment or estimation.

Financial assets and liabilities are classified, in their entirety, based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input, to the fair value measurement requires judgment, and may affect the valuation of assets and liabilities and their placement within the fair value hierarchy levels.

Cash

The fair values of cash approximate their carrying values.

Net debt

The fair value of the external debt approximates its carrying value because the terms and conditions approximate the terms and conditions of current market debt available to the Company. The external debt was estimated based on the current rates offered to the Company for debt with the same remaining maturities.

The fair value of the Payable to Sponsor approximates its carrying value given the expected remaining duration of the balance.

As of December 31, 2017 and 2018 and March 31, 2019, the fair value hierarchy for the Company’s financial assets and financial liabilities was as follows (in thousands):

	December 31, 2017				December 31, 2018
	Fair value	Level I	Level II	Level III	Fair value	Level I	Level II	Level III

Assets:
Cash	$7,377	$7,377	$—	$—	$4,441	$4,441	$—	$—

Liabilities:
External debt	$90,000	$—	$90,000	$—	$105,462	$—	$105,462	$—
Payable to Sponsor	$5,018	$5,018	$—	$—	$5,582	$5,582	$—	$—

	March 31, 2019
	Fair Value	Level I	Level II	Level III
	(unaudited)

Assets:
Cash	$3,801	$3,801	$—	$—

Liabilities:
External debt	$103,087	$—	$103,087	$—
Payable to Sponsor	$5,625	$5,625	$—	$—

The Company assesses its classifications within the fair value hierarchy at each reporting period. There were no transfers between any levels of the fair value hierarchy during the years ended December 31, 2017 and 2018 and for the three months ended March 31, 2019 (unaudited).

3. Balance sheet components

Receivables

Receivables are recorded at invoiced amounts, net of the allowance for doubtful accounts. The receivables activity was as follows (in thousands):

	December 31,		March 31,
	2017	2018	2019
			(unaudited)
Trade accounts receivable	$52,323	$60,235	$63,745
Other receivables	79	657	311

Total receivables	52,402	60,892	64,056
Less: Allowance for doubtful accounts	(823)	(503)	(511)

Receivables, net	$51,579	$60,389	$63,545

The allowance for doubtful accounts activity was as follows (in thousands):

	December 31,		March 31,
	2017	2018	2019
			(unaudited)
Beginning balance	$646	$823	$503
Increase, charged to expense	293	332	174
Recoveries	—	(213)	(142)
Reclassification to non-current	—	(180)	—
Amounts written-off	(116)	(259)	(24)

Ending balance	$823	$503	$511

During 2018, an agreement was reached with a customer to pay off their delinquent accounts receivable balance of $0.2 million over the next five years. The Company reclassified $0.2 million from both the trade accounts receivable and the allowance, representing the amount to be received beyond twelve months, to non-current assets in 2018.

Inventories

Inventories consisted of the following (in thousands):

	December 31,		March 31,
	2017	2018	2019
			(unaudited)
Finished goods	$23,147	$32,702	$34,687
Raw materials	1,504	1,958	2,624

Gross inventory	24,651	34,660	37,311
Less: Excess and obsolete provision	(2,766)	(3,950)	(4,789)

Inventories, net	$21,885	$30,710	$32,522

The following table reflects the activity in the Company’s inventory excess and obsolete provision (in thousands):

	December 31,		March 31,
	2017	2018	2019
			(unaudited)
Beginning balance	$2,576	$2,766	$3,950
Inventory written off	(100)	(528)	(2)
Net increase in excess and obsolete provision	290	1,712	841

Ending balance	$2,766	$3,950	$4,789

Property and equipment

Property and equipment, net consisted of the following (in thousands):

		December 31,		March 31,
	Useful life	2017	2018	2019
				(unaudited)
Equipment and tooling	3 to 5 years	$13,988	$18,552	$19,584
Computer equipment	3 to 5 years	2,114	2,644	2,687
Furniture and fixtures	10 years	389	666	698

Total cost		16,491	21,862	22,969
Less: Accumulated depreciation		(11,270)	(13,897)	(14,786)

Property and equipment, net		$5,221	$7,965	$8,183

Total depreciation expense for the years ended December 31, 2016, 2017 and 2018 was $1.7 million, $2.1 million and $2.8 million, respectively. For the three months ended March 31, 2018 and 2019, depreciation expense was $0.6 million and $0.9 million, respectively (unaudited).

Software

Software consisted of the following (in thousands):

		December 31, 2017			December 31, 2018
	Useful life	Gross carrying amount	Accumulated amortization	Net balance	Gross carrying amount	Accumulated amortization	Net balance
Acquired and Software for internal use	3 to 7 years	$14,027	$(11,080)	$2,947	$15,513	$(12,802)	$2,711
Software marketed for external sale	3 years	1,072	(47)	1,025	1,534	(301)	1,233

Total		$15,099	$(11,127)	$3,972	$17,047	$(13,103)	$3,944

	March 31, 2019
	(unaudited)
	Gross carrying amount	Accumulated amortization	Net balance
Acquired and Software for internal use	$15,807	$(12,908)	$2,899
Software marketed for external sale	1,600	(379)	1,221

Total	$17,407	$(13,287)	$4,120

Amortization expense recognized on acquired and internal use software is included in operating expenses in the consolidated statements of income. For the years ended December 31, 2016, 2017 and 2018, amortization expense was $1.7 million, $2.0 million and $1.7 million respectively. For the three months ended March 31, 2018 and 2019, amortization expense was $0.5 million and $0.1 million, respectively (unaudited).

The Company began capitalizing costs associated with software marketed for external sale in 2017. Amortization expense recognized on software to be sold or marketed externally for the years ended December 31, 2017 and 2018 was $0.1 million and $0.3 million, respectively, and is included in cost of revenues on the consolidated statements of income. For the three months ended March 31, 2018 and 2019, amortization expense was $0.1 million and $0.1 million, respectively (unaudited).

Based on capitalized software assets at December 31, 2018, and assuming no impairment of these assets, estimated amortization expense is expected to approximate the following in future years (in thousands):

Year ending December 31,	Acquired and internal use software	Software marketed for external use	Total
2019	$513	$411	$924
2020	594	508	1,102
2021	532	217	749
2022	407	97	504
2023	341	—	341
2024 & Thereafter	324	—	324

Total amortization	$2,711	$1,233	$3,944

Accrued liabilities

Accrued liabilities consisted of the following (in thousands):

	December 31,		March 31,
	2017	2018	2019
			(unaudited)
Accrued goods and services	$5,428	$8,174	$9,275
Accrued inventory purchases	5,509	5,339	5,766
Accrued customer rebates	3,543	4,635	4,311
Other	594	115	—

Total	$15,074	$18,263	$19,352

4. Goodwill and other intangibles

When the Company acquired the trade assets of Motorola Solutions, Inc’s wireless point-to-point and point-to-multi-point businesses, the transaction generated goodwill and certain intangible assets. The goodwill associated with this transaction was recorded by Cambium Networks Corporation and allocated to Cambium Networks, Ltd. and Cambium Networks, Inc. using a revenue and asset allocation method. Although goodwill has been allocated to two operating subsidiaries, as noted in Note 16, the Company operates as one reportable unit and operating segment and therefore, goodwill is reported, and impairment testing performed, at the Cambium Networks Corporation consolidated level.

The change in the carrying amount of goodwill was as follows (in thousands):

	December, 31,		March 31,
	2017	2018	2019
			(unaudited)
Beginning balance	$8,060	$8,060	$8,060
Impairment or other changes	—	—	—

Ending balance	$8,060	$8,060	$8,060

The Company completed a qualitative assessment of goodwill for 2017 and 2018. In completing the qualitative assessment, the Company assessed relevant events and changes in circumstances, including industry and market conditions, observable EBITDA multiples for peer companies, operating results, business plans and entity-specific events.

Based on the results of the 2017 and 2018 qualitative impairment tests it was more likely than not that there was no impairment of the Company’s goodwill for both periods. In conjunction with its assessment for impairment, the Company determined the carrying amount of its one reporting unit at both December 31, 2017 and 2018 was negative. Therefore, there were no adjustments to the carrying value of goodwill at December 31, 2017 and 2018, which was $8.1 million in each reported year. In addition, there were no triggering events or changes in circumstances during 2017 and 2018 and as of March 31, 2019 (unaudited) that would have required a review other than the annual test date.

The useful life, gross carrying value, accumulated amortization, and net balance for each major class of definite lived intangible asset at each balance sheet date were as follows (in thousands):

		December 31, 2017			December 31, 2018
	Useful life	Gross carrying amount	Accumulated amortization	Net balance	Gross carrying amount	Accumulated amortization	Net balance
Unpatented technology	7 years	$14,120	$(12,439)	$1,681	$14,120	$(14,120)	$—
Customer relationships	18 years	11,630	(3,984)	7,646	11,630	(4,630)	7,000
Patents	7 years	11,300	(9,955)	1,345	11,300	(11,300)	—
Trademarks	10 years	5,270	(3,250)	2,020	5,270	(3,777)	1,493

Total		$42,320	$(29,628)	$12,692	$42,320	$(33,827)	$8,493

	March 31, 2019
	(unaudited)
	Gross carrying amount	Accumulated amortization	Net balance
Unpatented technology	$14,120	$(14,120)	$—
Customer relationships	11,630	(4,791)	6,839
Patents	11,300	(11,300)	—
Trademarks	5,270	(3,910)	1,360

Total	$42,320	$(34,121)	$8,199

Intangible assets are amortized over their expected useful life and none are expected to have significant residual value at end of their useful life. Other intangible amortization expense was $5.0 million, $4.8 million and $4.2 million, during the years ended December 31, 2016, 2017, and 2018, respectively. For the three months ended March 31, 2018 and 2019, amortization expense was $1.2 million and $0.3 million, respectively (unaudited).

Based on capitalized intangible assets at December 31, 2018, and assuming no impairment of these intangible assets, estimated amortization expense is expected to approximate the following in future years (in thousands):

Year ending December 31,	Amortization
2019	$1,173
2020	1,173
2021	1,085
2022	646
2023	646
2024 & Thereafter	3,770

Total amortization	$8,493

5. Accrued warranty

The accrued warranty provision is included in other current liabilities on the Company’s consolidated balance sheets.

Warranty obligations were as follows (in thousands):

	December 31,		March 31,
	2017	2018	2019
			(unaudited)
Beginning Balance	$566	$400	$488
Provision (decrease) increase, net	(166)	88	19

Ending balance	$400	$488	$507

6. External debt

As of March 31, 2019, the Company had $93.1 million outstanding under its current term loan facility and $10.0 million in borrowings under its revolving credit facility (unaudited).

As of December 31, 2018, the Company had $95.5 million outstanding under its current term loan facility and $10.0 million borrowings under its revolving credit facility.

The following table reflects the current and non-current portions of the external debt facilities at December 31, 2017 and 2018 and March 31, 2019 (in thousands):

	December 31,		March 31,
	2017	2018	2019
			(unaudited)
Term loan facility	$90,000	$—	$—
Term loan—Tranche A	—	72,735	70,360
Term loan—Tranche B	—	22,727	22,727
Revolving credit facility	—	10,000	10,000
Less debt issuance costs	(2,623)	(2,443)	(2,278)

Total debt	87,377	103,019	100,809
Less current portion of term facility	(4,500)	(9,500)	(9,625)
Current portion of debt issuance costs	566	664	664

Total long-term external debt	$83,443	$94,183	$91,848

Secured credit agreements

On March 22, 2017, the Company entered into the second amended and restated credit agreement (“second Amended and Restated Credit Agreement”) extending the Company’s existing credit facility from October 28, 2018 to March 22, 2022. The second Amended and Restated Credit Agreement provided an aggregate borrowing amount not to exceed $45.0 million consisting of a term loan facility in the aggregate principal amount of $35.0 million and a revolving loan facility in an aggregate principal amount of $10.0 million, including a letter of credit sub-facility in the aggregate availability amount of $10.0 million. The Company initially borrowed $30.0 million under the term facility provisions of the second Amended and Restated Credit Agreement.

On December 21, 2017, the Company entered into the third amended and restated credit agreement (as amended and restated, the “Credit Agreement”) to refinance the obligations under the Company’s existing credit facility, to an aggregate amount of $100.0 million, consisting of a term loan facility in the aggregate principal amount of $90.0 million and a revolving loan facility in an aggregate principal amount of $10.0 million, including a letter of credit sub-facility in the aggregate availability amount of $5.0 million. The Company may request borrowings under the revolving credit facility until December 21, 2022. The term loan matures and comes due on December 21, 2022.

The proceeds were used to: (i) pay fees and expenses incurred in connection with the refinancing; (ii) payoff the existing senior indebtedness under second Amended and Restated Credit Agreement; (iii) finance the return of capital to the Company’s Sponsor, and (iv) provide ongoing working capital and other general corporate purposes. The Credit Agreement includes an accordion feature, permitting the Company on not more than five occasions prior to the fourth anniversary of the date of the Credit Agreement to increase the aggregate amount of the term loan by up to $40.0 million, the proceeds of which may be used for permitted acquisitions.

In November 2018, the Company entered into a Waiver and First Amendment to Amended and Restated Credit Agreement (“Amendment”). The Amendment waives certain events of default, resets the debt covenants, and modifies and amends certain terms of the Credit Agreement. Any terms not amended or modified by the Amendment are governed under the existing Credit Agreement. The Events of Default (as defined in the Credit Agreement) occurred as a result of the Company’s failure to maintain certain financial covenants. The events of default occurred for the months ended May 31, 2018, July 31, 2018, and August 31, 2018 with the Minimum Adjusted Quick Ratio and for the quarter ended September 30, 2018 with the Maximum Consolidated Leverage Ratio and the Minimum Consolidated Fixed Charge Coverage Ratio (together known as the “Existing Events of Default”).

Per the Amendment, the outstanding term loan was continued as two separate tranches of term loans, one tranche in the aggregate principal amount outstanding of $73.9 million (inclusive of the conversion of the outstanding revolving loan) as of the Amendment effective date (“Tranche A”) and a separate tranche in the aggregate principal amount outstanding of $22.7 million as of the Amendment effective date (“Tranche B”). The outstanding revolving loan in the amount of $10.0 million was converted into, aggregated with, and continued as Tranche A as of the Amendment effective date. The Amendment also maintained the $10.0 million revolving credit facility.

The Amendment also amends the following financial covenants: Consolidated EBITDA to reflect changes to the new definition and minimum requirements for consolidated EBITDA; Consolidated fixed charge coverage ratio to reflect the modification to reduce the minimum ratio until March 31, 2020; Consolidated leverage ratio to reflect the modifications to increase the maximum ratio until June 30, 2019; and Minimum adjusted quick ratio to reflect the modification to reduce the ratio through the maturity date of the loan. Further, the repayment schedule for the principal repayment of the term loans was amended to reflect the new installment amounts due on the last day of each fiscal quarter.

In connection with the execution of the Waiver and First Amendment to Amended and Restated Credit Agreement, Vector Capital IV, L.P., an affiliate of the general partner of the Company’s sole shareholder, executed a Limited Guaranty agreement whereby it has agreed to guarantee the Tranche B loan up to a maximum of the lesser of: (i) $25.0 million and (ii) an amount equal to (a) 1.10 multiplied by (b) an amount equal to the then aggregate principal amount of the Tranche B loan. (Refer to Note 17—Related party transactions).

The Company incurred a $0.25 million administrative fee and all lenders’ term commitment percentage and revolving commitment percentage remained the same as a result of the Amendment.

The amended term loan is repayable quarterly as follows: (i) $2.375 million is payable in each quarter for the first four (4) payment dates starting after January 1, 2019; and (ii) $2.5 million is payable in each quarter of each year thereafter, with the remaining principal on both Tranche A and Tranche B due on maturity on December 21, 2022. Principal payments are applied to Tranche A until the balance is paid in full. In addition, 50% of excess cash, defined as EBITDA less tax, capital expenditure, certain investments, scheduled loan repayments, declared distributions, interest, working capital requirement and other items paid in cash to the extent included as an add back to EBITDA, is payable to the lenders at the end of each year as a repayment of outstanding borrowings.

Interest accrues on the outstanding principal amount of the term loan on a quarterly basis and is equal to the three-month US LIBOR rate plus a base rate of 4.75%, 4.25% or 4.00%. In addition to paying interest on the outstanding principal under the term loan facility, the Company is required to pay a commitment fee in respect of the unutilized commitments under the revolving credit facility, payable quarterly in arrears. The Company is also required to pay letter of credit fees on the maximum amount available to be drawn under all outstanding letters of credit in an amount equal to the applicable margin on LIBOR based borrowings under the revolving credit facility on a per annum basis, payable quarterly in arrears, as well as customary fronting fees for the issuance of letters of credit fees and agency fees.

The Company is permitted to voluntarily reduce the unutilized portion of the commitment amount and repay outstanding loans under the Credit Agreement at any time without premium or penalty, other than customary breakage costs with respect to LIBOR based loans.

Maturities on the long-term external debt outstanding at March 31, 2019 are as follows (unaudited) (in thousands):

Year ending December 31,
2019 (April to December)	$7,125
2020	10,000
2021	10,000
2022	75,962

Total	$103,087

Borrowings under the Agreement are secured by a first-priority lien on substantially all of the Company’s assets, the equity interests in the Company’s subsidiaries, and any intercompany debt. The Credit Agreement also contains certain customary mandatory prepayment provisions. If certain events, as specified in the Credit Agreement, occur, the Company may be required to repay all or a portion of the amounts outstanding under the Credit Agreement.

The Credit Agreement contains customary affirmative and negative covenants, including covenants that limit or restrict the Company and its subsidiaries’ ability to, among other things, incur indebtedness, grant liens, merge or consolidate, dispose of assets, pay dividends or make distributions, make investments, make acquisitions, prepay certain indebtedness, change the nature of its business, enter into certain transactions with affiliates, enter into restrictive agreements, and make capital expenditures, in each case subject to customary exceptions for a credit facility of this size and type. As of December 31, 2017, the Company was in compliance with all affirmative and negative covenants. As of December 31, 2018, the Company was in compliance with all affirmative covenants and its monthly negative covenant, but was in default of the Maximum Consolidated Leverage Ratio and the Minimum Consolidated Fixed Charge Coverage Ratio. On April 26, 2019, the Company entered into a Waiver and Second Amendment to Amended and Restated Credit Agreement (“2nd Amendment”), pursuant to which the lenders have agreed to waive the December 31, 2018 defaults. The 2nd Amendment also resets the debt covenants, and modifies and amends certain terms of the Credit Agreement. Based on the modified covenants, the Company believes that all covenants will be met at subsequent testing dates for the next year and has classified the amounts due in excess of twelve months as noncurrent. As of March 31, 2019, the Company was in compliance with all affirmative and negative covenants as modified in the 2nd Amendment (unaudited).

Interest expense, including bank charges and amortization of debt issuance costs on the external debt, was $2.9 million, $2.2 million and $8.1 million in 2016, 2017 and 2018, respectively. For the three months ended March 31, 2018 and 2019, interest expense was $1.8 million and $2.3 million, respectively (unaudited).

7. Loan from Sponsor and capital contribution

In October 2011, a subsidiary of the Company issued convertible preferred equity certificates (“CPECs”) to the Sponsor in connection with the purchase of the PTP and PMP businesses from Motorola Solutions, Inc. Under ASC 815-10, the option to convert the CPECs into ordinary shares does not meet the definition of a derivative. Therefore, the CPECs were classified as debt, as they do not provide for net settlement and there is no active market for the shares.

The CPECs have both a fixed and variable yield component. The fixed yield component is 1% per annum. The variable interest rate for each of the years ended December 31, 2016 and 2017 was 7.1%. The variable yield is dependent upon the income obtained from amounts lent to, and equity investment in, certain subsidiaries. The total nominal interest rate for each of the years ended December 31, 2016 and 2017 was 8.1%. The Company has the option to either accrue the interest or cash settle, and since the inception of the CPECs, the Company has elected to accrue the interest. The CPECs are redeemable at the earlier of 49 years after issuance or upon the occurrence of specified events including the realization of certain of the Company’s investments.

On July 31, 2017, in connection with the dissolution of the subsidiary, the CPECs and associated accrued interest were redeemed, and simultaneously the Sponsor made a non-cash capital contribution of $88.4 million. The $88.4 million non-cash capital contribution represented principal on the CPECs of $62.5 million and accrued interest of $25.9 million, reflecting $23.1 million of interest accrued through December 31, 2016 and $2.8 million of additional accrued interest through July 31, 2017. The effect of the non-cash capital contribution is reflected in the Company’s statement of shareholders’ deficit and statements of cash flows. Interest expense on the loan from Sponsor was $4.7 million, $2.8 million and $0.0 million in 2016, 2017 and 2018, respectively.

8. Employee benefit plans

The Company’s employee benefit plans currently consist of a defined contribution plan in the United States and a separate plan in the UK. The Company does not offer any other postretirement benefit plans, such as retiree medical and dental benefits or deferred compensation agreements to its employees or officers.

U.S. plan

U.S. regular, full-time employees are eligible to participate in the Cambium Networks, Inc. 401(k) Plan, which is a qualified defined contribution plan under section 401(k) of the Internal Revenue Service Code. Under the Cambium Networks, Inc. 401(k) Plan, the Company contributes a dollar-for-dollar match of the first 4% an employee contributes to the plan. Employees are eligible to participate on the first of the month following their date of hire and begin receiving company contributions three months after they become eligible to participate in the plan. Company matching contributions are made each pay period, but the funds do not vest until the employee’s second anniversary of employment with the Company. Employees are always fully vested in their own contributions. All contributions, including the Company match, are made in cash and invested in accordance with participants’ investment elections. Contributions made by the Company under the Cambium Networks, Inc. 401(k) Plan were $0.6 million, $0.7 million and $1.0 million for 2016, 2017 and 2018, respectively.

UK plan

Regular, full-time UK employees are eligible to participate in the Cambium Networks Ltd Stakeholder Pension Scheme, which is a qualified defined contribution plan. Employees are eligible to participate on the first of the month following receipt of their enrollment form, and eligible employees are automatically enrolled in the plan at a default employee contribution rate of 3% and a company contribution rate of 5% of the employee’s basic salary. The Company contribution rate increases by 1% for each additional 1% that the employee contributes up to a maximum of 7%. Company matching contributions vest immediately and employees are always fully vested in their own contributions. All contributions, including the Company match, are made in cash and deposited in the participant’s account each pay period. The total contributed by the Company under this plan was $0.4 million, $0.4 million, and $0.4 million for 2016, 2017, and 2018, respectively.

9. Other expense

Other expense of $0.2 million, $0.5 million and $0.6 million for the years ended December 31, 2016, 2017 and 2018, respectively, represents foreign exchange losses. For the three months ended March 31, 2018 and 2019, other expenses were $0.2 million and $0.1 million, respectively (unaudited).

10. Management incentive compensation

2011 Management incentive compensation plan

In 2011, the Company adopted a management incentive compensation plan (the “Plan”) pursuant to which the Company offers management incentive units (“MIUs”) to employees. The MIUs issued as Class B units, which are limited partnership interests in the Company’s parent, VCH, L.P.

Under the Plan, the Company may award time-based and performance-based MIUs as Class B units as well as phantom units that provide the holder the same economic benefits of an MIU. The MIUs and phantom units become vested and eligible to participate in partnership distributions as follows:

•

Time-based units:    Vesting of time-based MIUs and phantom units commences on the date of award and continues over a period of forty-eight months. Twenty-five percent (25%) of the units become vested and eligible to participate in partnership distributions on the first anniversary of the award date (“Initial Vesting Date”), and the remaining 75% of the units shall become vested and eligible to participate in partnership distributions ratably on a monthly basis over the thirty-six (36) months following the Initial Vesting Date.

•

Performance-based units:    Performance-based MIUs vest and are eligible to participate in partnership distributions when and if the Class A units in VCH L.P., all of which are held by the Company’s Sponsor or its affiliates, achieve a specific equity return.

MIUs and phantom units are not eligible to participate in distributions until the Class A units first receive a specific equity return.

If the employee terminates employment before all participation and eligibility thresholds and criteria are met, all unvested MIUs and phantom units held as of the date of termination automatically expire and are forfeited without any further action required, and all vested units held as of the date of termination are subject to repurchase by VCH, L.P. (solely at its option).

In addition, MIUs and phantom units are subject to achievement of varying participation thresholds prior to becoming eligible to participate in distributions from the limited partnership.

The following table reflects the number of MIUs and phantom units:

MIUs – and phantom units	Number of units (time-based)	Number of units (performance-based)
Balance at December 31, 2016	9,323,171	5,384,593
Granted	716,752	32,500
Forfeitures and cancellations	(196,825)	—

Balance at December 31, 2017	9,843,098	5,417,093
Granted	2,440,000	—
Forfeitures and cancellations	(139,800)	—

Balance at December 31, 2018	12,143,298	5,417,093
Granted (unaudited)	—	—
Forfeitures and cancellations (unaudited)	(56,225)	—

Balance at March 31, 2019 (unaudited)	12,087,073	5,417,093

As the MIUs and phantom units are contingent upon the Class A units first achieving a specific equity return and require the holders to be an employee of the Company through a future triggering event, such as a sale of the Company or the transactions contemplated in connection with the Company’s proposed initial public offering. The Company has not recorded any compensation expense associated with MIUs and phantom units for the years ended December 31, 2016, 2017, and 2018 and for the three months ended March 31, 2019 (unaudited).

The Company will record compensation expense in the period the Company completes a triggering event. As of March 31, 2019, the total grant date fair values for equity settled awards and period-end fair values for cash settled awards were $13.2 million and $4.6 million, respectively (unaudited).

The grant date and period-end fair value was determined using the Black-Scholes option pricing model. The following assumptions were used to value the MIUs and phantom units:

	December 31,			March 31,
	2016	2017	2018	2019
				(unaudited)
Dividend yield	—	—	—	—
Risk-free rate	2.09%	2.27%	2.7%	2.27%
Weighted average volatility	46.8%	46.8%	46.8%	46.8%
Expected life (in years)	6.0	6.0	6.0	6.0

Risk-Free Interest Rate

The Company determined the risk-free interest rate by using a weighted average assumption equivalent to the expected term bases on the U.S. Treasury constant maturity rate as of the date of grant.

Volatility

The Company used an average historical share price volatility of comparable companies to be representative of future share price volatility as the company did not have sufficient trading history for its shares.

Expected Term

Expected term is presumed to be the average of the vesting term and the contractual life of the MIU award.

11. Share capital—shares

The following table reflects the share capital activity:

	Number of shares	Value (in thousands)
Balance at December 31, 2016	771.79	$772
Shares issued/cancelled	—	—

Balance at December 31, 2017	771.79	772
Shares issued/cancelled	—	—

Balance at December 31, 2018	771.79	772
Shares issued/cancelled (unaudited)	—	—

Balance at March 31, 2019 (unaudited)	771.79	$772

On October 28, 2011, 771.79 shares, par value $.01 per share, were issued at an initial subscription price of $1,000 per share. Holders of these shares are entitled to dividends as declared. As of December 31, 2017 and 2018, no dividends have been declared or paid. As of March 31, 2019, no dividends have been declared or paid (unaudited).

12. Noncontrolling interest

During 2014, the Company’s UK subsidiary, Cambium Networks, Ltd., issued 7,000,000 redeemable preference shares at $1 each to VCH, L.P. The holder of the redeemable preferred shares did not have the right to vote as a shareholder at any general meeting. The preference shares accrued an 8% cumulative dividend from an effective date of April 22, 2014. Accrued and unpaid dividends compounded annually. Dividends were only payable if declared by the directors of Cambium Networks, Ltd. The preference shares were redeemable for their nominal value plus unpaid accrued dividends (“Preference Amount”) solely at the discretion of the issuer. Upon liquidation of Cambium Networks, Ltd., the holder of the redeemable preferred shares was entitled to the Preference Amount in priority to any amount available for distribution to the shareholders of Cambium Networks, Ltd. but was not entitled to any further share of profit. On December 21, 2017, the Company redeemed the preference shares for an aggregate of $9.3 million. The accrued dividends are shown as net income attributable to noncontrolling interest on the Company’s consolidated statements of income. The preference shares and their related accrued dividends are presented as noncontrolling interest in the Company’s consolidated balance sheets. The impact of the noncontrolling interest on equity is included in the consolidated statements of changes in shareholders’ deficit.

The following table reflects the number of preference shares, their value and accrued dividends (in thousands, except number of shares):

	Number of shares	Value	Accrued dividends	Total
Balance at December 31, 2016	7,000,000	$7,000	$1,617	$8,617
Accrued dividends	—	—	671	671
Distribution to noncontrolling interest	(7,000,000)	(7,000)	(2,288)	(9,288)

Balance at December 31, 2017	—	$—	$—	$—

13. Earnings per share

The following table presents basic and diluted earnings per share for the years ended December 31, 2016, 2017, and 2018 and the three months ended March 31, 2018 and 2019 (in thousands, except share and per share amounts):

	December 31,			Three months ended March 31,
	2016	2017	2018	2018	2019
				(unaudited)

Numerator:
Net income (loss) attributable to shareholders	$2,275	$9,128	$(1,513)	$(227)	$1,862

Denominator:

Shares outstanding used in computing net income attributable to shareholders, basic and diluted	771.79	771.79	771.79	771.79	771.79

Net income (loss) per share attributable to shareholders, basic and diluted	$2,947.69	$11,827.05	$(1,960.38)	$(294.12)	$2,412.57

Since the Company does not have any dilutive equity securities, basic net income per share is the same as diluted net income per share for the years presented.

14. Income taxes

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (“Tax Act”). The Tax Act makes broad and complex changes to the US tax code, including, but not limited to (1) reducing the US federal corporate income tax rate from 35 percent to 21 percent, (2) requiring companies to pay a one-time transition tax (if applicable) on certain unrepatriated earning of foreign subsidiaries, (3) generally eliminating U.S. federal income taxes on dividends from foreign subsidiaries, (4) requiring a current inclusion in U.S. federal taxable income of certain earnings of controlled foreign corporations, (5) eliminating the corporate alternative minimum tax (“AMT”) and changing how existing AMT credits can be realized, (6) creating the base erosion anti-abuse tax (“BEAT”), a new minimum tax, (7) creating a new limitation on deductible interest expense, and (8) changing rules related to uses and limitations of net operating loss carryforwards created in tax years beginning after December 31, 2017.

The Securities and Exchange Commission (“SEC”) staff issued Staff Accounting Bulletin 118 (“SAB 118”), which provides guidance on accounting for the tax effects of the Tax Act. SAB 118 provides a measurement period that should not extend beyond one year from the Tax Act enactment date for companies to complete the accounting under ASC 740. In accordance with SAB 118, a company must reflect the income tax effects of those aspects of the Tax Act for which the accounting under ASC 740 is complete. To the extent that a company’s accounting for certain income tax effects on the Tax Act is incomplete but it is able to determine a reasonable estimate, it must record a provisional estimate in the financial statements. If a company cannot determine a provisional estimate to be included in the financial statements, it should continue to apply ASC 740 based on the provisions of the tax laws that were in effect immediately before the enactment of the Tax Act.

The Company’s accounting for the full Tax Act was incomplete as of December 31, 2017. However, the Company was able to make reasonable estimates of certain effects and therefore, recorded adjustments as follows:

•

Reduction of U.S. federal corporate tax rate: The Tax Act reduces the corporate tax rate to 21 percent, effective January 1, 2018. For certain of the Company’s deferred tax assets and liabilities, a decrease of

$0.1 million was recorded to the Company’s net deferred tax liability with a corresponding net adjustment to deferred tax benefit of $0.1 million for the year ended December 31, 2017.

•

Cost recovery: While the Company has not yet completed all the computations necessary or completed an inventory of its 2017 expenditures that qualify for immediate expensing, the Company has recorded a provisional deferred benefit of $1.0 million for the year ended December 31, 2017 based on the Company’s present intent to fully expense all qualifying expenditures.

As of December 31, 2018, SAB 118 measurement period has closed. The Company has appropriately applied the provisions of the Tax Act, and such amounts are properly recorded, valued, disclosed, and presented in the financial statements, in accordance with the requirements of ASC 740 and SAB 118 as of December 31, 2018.

For the years ended December 31, 2016, 2017 and 2018, income (loss) before income taxes includes the following components (in thousands):

	Years ended December 31,
	2016	2017	2018
United States	$2,753	$3,356	$3,544
Foreign	1,707	6,025	(5,856)

Total	$4,460	$9,381	$(2,312)

For the years ended December 31, 2016, 2017 and 2018, the provision (benefit) for income taxes consists of the following (in thousands):

	Years ended December 31,
	2016	2017	2018

Current:
U.S. federal	$539	$379	$200
State	190	40	129
Foreign	936	1,047	735

Current tax expense	1,665	1,466	1,064

Deferred:
U.S. federal	(130)	3,109	107
State	(15)	340	(14)
Foreign	27	(5,333)	(1,956)

Deferred tax benefit	(118)	(1,884)	(1,863)

Provision (benefit) for income taxes	$1,547	$(418)	$(799)

For the years ended December 31, 2016, 2017 and 2018, differences between the income tax expense computed at the statutory U.S. federal income tax rate (35% for 2016 and 2017 and 21% for 2018) and the provision (benefit) for income taxes computed per the Company’s consolidated statements of income are summarized as follows (in thousands):

	Years ended December 31,
	2016	2017	2018
Income tax expense at federal statutory rate	$1,561	$3,283	$(486)
State and local income taxes net of federal benefit	111	373	115
Tax rate changes	—	(92)	(178)
Valuation allowance changes	(789)	(6,417)	(112)
Deferred tax asset adjustment related to interest	—	3,103	—
Foreign rate differential	(264)	(918)	329
Non-deductible interest	671	376	2
Research and development	(388)	(449)	(488)
Foreign derived intangible income	—	—	(266)
Return to provision adjustments	446	291	117
Other	199	32	168

Provision (benefit) for income taxes	$1,547	$(418)	$(799)

Foreign represents the non-U.S. jurisdictions. The country having the greatest impact on the tax rate adjustment line shown in the above table as “Foreign rate differential” for the years ended December 31, 2016, 2017, and 2018 is the UK where the statutory rate was 20.0%, 19.25%, and 19.0%, respectively.

The deferred tax assets and liabilities result from differences in the timing of the recognition of certain income and expense items for tax and financial reporting purposes.

The sources of these differences for the years ended December 31, 2017 and 2018 are as follows (in thousands):

	Years ended December 31,
	2017	2018
Deferred tax assets:
NOL and tax credit carryforwards	$6,380	$7,064
Disallowed interest carryforwards	—	847
Property and equipment	—	368
Accruals	276	—
Intangible assets	345	325
Other	184	176

Gross deferred tax assets	7,185	8,780
Less: Valuation allowance	(112)	—

Net deferred tax assets	7,073	8,780

Deferred tax liabilities:
Property and equipment	(740)	(313)
Other	(291)	(445)

Total deferred tax liabilities	(1,031)	(758)

Total deferred tax assets, net	$6,042	$8,022

For the years ended December 31, 2017 and 2018, the following table reflects the activity in the Company’s valuation allowance on deferred tax assets (in thousands):

	December 31,
	2017	2018
Beginning balance	$6,529	$112
Increase/(release) of valuation allowance	(6,417)	(112)

Ending balance	$112	$—

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers projected future taxable income, reversing taxable temporary differences, carryback opportunities, and tax-planning strategies in making this assessment.

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets before they otherwise expire. A significant piece of objective negative evidence evaluated was the cumulative income and loss incurred over the three-year period ended December 31, 2018. Cumulative losses are objective evidence that limits the ability to consider other subjective evidence such as the Company’s projections for future growth. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as the Company’s projections for growth.

As of December 31, 2017, the Company’s deferred tax assets were primarily the result of UK net operating loss (“NOL”), and tax credit carryforwards from the UK and U.S. As of December 31, 2018, the Company’s deferred tax assets were primarily the result of UK NOL, tax credit carryforwards from the UK and U.S., and the UK corporate interest reduction. For the year ended December 31, 2018, the Company recorded a change in its valuation allowance of $0.1 million on the basis of management’s assessment of the amount of its deferred tax. The $0.1 million change in its valuation allowance comprised a change in judgement on the ability to utilize beginning deferred tax assets in future years and the realization of benefits of operating loss carryforward utilized during 2018. For the year ended December 31, 2017, the Company recorded a change in its valuation allowance of $6.4 million on the basis of management’s reassessment of the amount of its deferred tax assets (NOL and research and development credits) that are more likely than not to be realized. The $6.4 million change in its valuation allowance comprised a change in judgement on the ability to utilize beginning deferred tax assets in future years of $5.7 million and the realization of benefits of operating loss carryforwards utilized during 2017 of $0.7 million. For the year ended December 31, 2016, the Company realized the benefits of operating loss carryforwards of $1.2 million. As of each reporting date, the Company’s management considers new evidence, both positive and negative, that could impact management’s view with regards to future realization of deferred tax assets. In addition, during 2017, the Company wrote-off its deferred tax asset to income tax expense by $3.1 million reflecting interest expense that was previously recognized.

The Company has gross income tax NOL carryforwards related to its international operations. For the year ended, December 31, 2017, the NOL carryforward was approximately $28.1 million, of which $27.7 million has an indefinite life. For the year ended December 31, 2018, the NOL carryforward was approximately $30.4 million, of which $30.1 million has an indefinite life. The Company has recorded a deferred tax asset of $5.1 million related to NOL as of December 31, 2017. The Company has recorded a deferred tax asset of $5.8 million related to NOL as of December 31, 2018. The Company’s gross NOL carryforwards expire as follows:

	Years ended December 31,
	2017	2018
Unlimited Carryforward	$27.7 million	$30.1 million
10+ Year Carryforward	$0.4 million	$0.3 million

The Company has tax credit carryforwards related to research and development. For the year ended December 31, 2017, the carryforward was approximately $1.3 million, of which $0.9 million has an indefinite life and $0.4 million that expires in 2037. For the year ended December 31, 2018, the carryforward was approximately $1.3 million, of which $1.1 million has an indefinite life and $0.2 million that expires in 2038. The Company’s research and development tax credit carryforwards and their expiration are as follows:

	Years ended December 31,
	2017	2018
Unlimited Carryforward	$0.9 million	$1.1 million
20-Year Carryforward	$0.4 million	$0.2 million

The Company has gross corporate interest restriction (“CIR”) disallowance carryforwards related to its UK operations. For the year ended December 31, 2017, the Company did not have a CIR allowance carryforward. For the year ended December 31, 2018, the CIR carryforward was approximately $4.7 million, which has an indefinite life. The Company has recorded a deferred tax asset of $0.8 million related to the CIR disallowance as of December 31, 2018. The Company’s gross CIR carryforwards expire as follows:

	Years ended December 31,
	2017	2018
Unlimited Carryforward	$0.0 million	$4.7 million

The Company files income tax returns in the U.S. federal jurisdiction, various state and local jurisdictions and many foreign jurisdictions. The U.S., UK, and India are the main taxing jurisdictions in which the Company operates. Open tax years subject to audit vary depending on the tax jurisdiction. In the U.S., the Company is no longer subject to U.S. federal income tax examinations by tax authorities for years before 2015. In the UK, the tax returns that are open are for the tax years 2017 and 2018. In India, the tax returns that are open are for India assessment years 2012 through 2018.

The Company believes its tax positions comply with applicable tax law and intends to vigorously defend its position. However, differing positions on certain issues could be upheld by tax authorities, which could adversely affect the Company’s financial condition and results of operations. The Company does not have any unrecognized tax positions as of December 31, 2017 and 2018.

The Company will record compensation expense related to its management incentive compensation plan in a future period in which the Company completes a triggering event. The Company expects to receive related tax deductions in various jurisdictions. The Company does not expect that the expenses and deductions will have a significant impact on its assessment of the valuation allowance. At this time, the Company considers it more likely than not that it will have sufficient taxable income in the future that will allow the Company to realize the deferred tax assets as of December 31, 2018. However, the Company believes that it is reasonably possible that a change in the planned allocation of the compensation expense between legal entities could occur which might lead to a valuation allowance to reduce the Company’s deferred tax assets.

Three months ended March 31, 2018 and 2019 (unaudited)

For the three months ended March 31, 2018, the Company recorded a benefit for income taxes of $0.1 million compared to a provision for income taxes of $0.4 million for the three months ended March 31, 2019. Additionally, for the three months ended March 31, 2018 and 2019, the effective tax rate was 19.2% and 18.2%, respectively. The reduction of the effective tax rate from 19.2% for the three months ended March 31, 2018 to 18.2% for the three months ended March 31, 2019 was primarily driven by the anticipated mix of income between U.S. and foreign subsidiaries.

15. Commitments and contingencies

In accordance with ASC 460, Guarantees, the Company recognizes the fair value for guarantee and indemnification arrangements it issues or modifies, if these arrangements are within the scope of the interpretation. In addition, the Company must continue to monitor the conditions that are subject to the guarantees and indemnifications in order to identify if a loss has incurred. If the Company determines it is probable that a loss has occurred, then any such estimated loss would be recognized under those guarantees and indemnifications and would be recognized in the Company’s consolidated statements of income and corresponding consolidated balance sheets during that period.

Indemnification

The Company generally indemnifies its distributors, value added resellers and network operators against claims brought by a third party to the extent any such claim alleges that the Company’s product infringes a patent, copyright or trademark or violates any other proprietary rights of that third party. Although the Company generally tries to limit the maximum amount of potential future liability under its indemnification obligations, in certain agreements this liability may be unlimited. The maximum potential amount of future payments the Company may be required to make under these indemnification agreements is not estimable.

The Company indemnifies its directors and officers and select key employees for certain events or occurrences, subject to certain limits, while the director or officer is or was serving at the Company’s request in such capacity. The term of the indemnification period is for the director’s or officer’s term of service. The Company may terminate the indemnification agreements with its directors or officers upon the termination of their services as directors or officers of the Company, but termination will not affect claims for indemnification related to events occurring prior to the effective date of termination. The maximum amount of potential future indemnification is unlimited; however, the Company has a director and officer insurance policy that limits its exposure. The Company believes the fair value of these indemnification agreements is minimal.

Warranties

The Company offers a standard one-year warranty on most hardware products, and records a liability within current liabilities for the estimated future costs associated with potential warranty claims. The Company’s responsibility under its standard warranty is the repair or replacement of in-warranty defective product, or to credit the purchase price of the defective product, at its discretion, without charge to the customer. The Company also offers an extended warranty that extends the standard warranty on most of its products for up to four additional years; a limited lifetime warranty on select hardware products that extends warranty coverage to seven years; and an all risks advance replacement warranty covering additional types of equipment damage not covered by its standard warranty. The warranty costs are reflected in the Company’s consolidated statements of income within cost of revenues. The Company’s estimate of future warranty costs is largely based on historical experience factors including product failure rates, material usage, and service delivery cost incurred in correcting product failures. See Note 5 – Accrued Warranty for more information and the amounts included in other current liabilities on the consolidated balance sheets.

Legal proceedings

Third parties may from time to time assert legal claims against the Company. Except as set forth below, there is no pending or threatened legal proceedings to which the Company is a party to, and in the Company’s opinion, is likely to have a material adverse effect on its financial condition or results of operations.

On August 7, 2018, Ubiquiti Networks, Inc. filed a lawsuit against the Company, two of the Company’s employees, one of the Company’s distributors and one of the Company’s end users in the United States District Court for the Northern District of Illinois. The complaint alleges that the Company’s development of and sale and promotion of its Elevate software as downloaded on a Ubiquiti device violates the Computer Fraud and Abuse Act and Illinois Computer Crimes Prevention Law, the Digital Millennium Copyright Act and the Copyright Act, and constitutes misrepresentation and false advertising and false designation of origin in violation of the Lanham Act and state competition laws, breach of contract, tortious interference with contract and unfair competition, and trademark infringement and common law misappropriations. The complaint also brings additional claims against all defendants that the development and sales of Elevate violated the Racketeer influenced and Corrupt Organizations Act. The defendants answered the complaint and filed a motion to dismiss on December 11, 2018. Ubiquiti served requests for production of documents on December 17, 2018. All discovery motions, including these requests for production, have been stayed by the court pending its ruling on the motion to dismiss. At this time, the lawsuit is in its early stages and the court has not yet ruled on the motion to dismiss. The Company believes Ubiquiti’s claims are without merit and plans to vigorously defend against these claims; however, there can be no assurance that it will prevail in the lawsuit. The Company cannot currently estimate the possible loss or range of losses, if any, that it may experience in connection with this litigation.

See Note 21 – Subsequent events regarding the May 22, 2019 ruling on the motion to dismiss.

Operating leases

The Company leases office space and vehicles under various non-cancelable operating leases that expire at various dates through 2026. Certain of the lease arrangements include rent holidays and escalation clauses and the Company recognizes expense on a straight-line basis over the term of the lease agreement. The Company generally pays taxes, insurance and maintenance costs on leased facilities and vehicles. The Company leases office space in Devon, United Kingdom; Illinois, United States; Bangalore, India; California, United States and other locations.

Total operating lease expense for the years ended December 31, 2016, 2017, and 2018 was $1.1 million, $1.4 million and $2.3 million, respectively.

At December 31, 2018, total future minimum annual lease payments under operating leases were as follows (in thousands):

	2019	2020	2021	2022	2023	Thereafter	Total
Operating leases	$2,409	$2,418	$2,203	$1,307	$1,267	$1,072	$10,676

16. Segment information, revenues by geography and significant customers

The Company’s chief operating decision maker (“CODM”) is its Chief Executive Officer. The Company’s CODM reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. Accordingly, the Company determined that it operates as one reportable and operating segment.

Revenues by product category were as follows (in thousands, except percentages):

	Years ended December 31,						Three months ended March 31,
	2016		2017		2018		2018		2019
							(unaudited)
Point-to-Multi-Point	$119,049	66%	$142,000	66%	$146,621	61%	$37,240	64%	$42,327	62%
Point-to-Point	52,441	29%	56,130	26%	71,678	30%	15,959	27%	19,634	29%
Wi-Fi (cnPilot)	6,057	3%	14,620	6%	19,571	8%	4,357	7%	5,586	8%
Other	3,897	2%	3,921	2%	3,892	1%	897	2%	565	1%

Total Revenues	$181,444	100%	$216,671	100%	$241,762	100%	$58,453	100%	$68,112	100%

The Company’s products are predominately distributed through a third-party logistics provider in the United States, Netherlands and China. The Company has determined the geographical distribution of product revenues based upon the ship-to destinations.

Revenues by geography were as follows (in thousands, except percentages):

	Years ended December 31,						Three months ended March 31,
	2016		2017		2018		2018		2019
							(unaudited)
North America	$89,264	49%	$100,676	47%	$108,884	45%	$24,239	41%	$34,364	51%
Europe, Middle East and Africa	55,787	31%	68,208	31%	75,503	31%	19,611	34%	21,970	32%
Central and Latin America	22,344	12%	26,962	12%	29,833	12%	8,939	15%	7,099	10%
Asia Pacific	14,049	8%	20,825	10%	27,542	12%	5,664	10%	4,679	7%

Total Revenues	$181,444	100%	$216,671	100%	$241,762	100%	$58,453	100%	$68,112	100%

The following countries had revenues greater than 10% of total revenues:

•	United States—$76.2 million for 2016, $90.9 million for 2017 and $101.5 million for 2018
•	Italy—$32.0 million for 2016, $39.9 million for 2017 and $36.8 million for 2018

Customers with an accounts receivable balance of 10% or greater of total accounts receivable and customers with net revenues of 10% or greater of total revenues are presented below for the periods indicated:

	Percentage of Revenues			Percentage of Accounts Receivable
	Years Ended December 31,			As of December 31,
	2016	2017	2018	2016	2017	2018
Customer A	15%	15%	16%	18%	15%	16%
Customer B	14%	15%	12%	11%	15%	*
Customer C	14%	11%	*	*	*	*

*	denotes percentage is less than 10%

17. Related party transactions

The Company follows ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal.

VCH, L.P., the ultimate controlling party, provided funding to the Company in the form of CPECs, as described in Note 7 – Loan from Sponsor and contributed capital of $62.5 million and $2.0 million, respectively. On July 31, 2017, VCH, L.P. redeemed the CPECs by making a non-cash capital contribution to the Company of $88.4 million including principal of $62.5 million and accrued interest of $25.9 million.

On December 21, 2017, the Company made a cash return of contributed capital to VCH, L.P. in the amount of $65.7 million.

In addition, Cambium Networks, Ltd. (UK) issued $7.0 million of redeemable preference shares to VCH, L.P. during the year ended December 31, 2014 (Refer to Note 12 – Noncontrolling interest). The holder of the redeemable preference shares is entitled to the Preference Amount (nominal amount plus 8% accrued cumulated dividend) in priority to any amount available for distribution to the shareholders of Cambium Networks, Ltd., but is not entitled to any further share of profit and the shares are only redeemable at the discretion of the issuer. The Company elected to redeem these shares and the accrued 8% cumulated dividend, which amounted to $9.3 million, on December 21, 2017. These redeemable preference shares and their related accrued dividend are presented as noncontrolling interest in the Company’s consolidated balance sheets and in the consolidated statements of shareholders’ deficit.

In connection with the Company’s execution of the Waiver and First Amendment to Amended and Restated Credit Agreement dated November 21, 2018 (Refer to Note 6 – External debt), Vector Capital IV, L.P., an affiliate of the general partner of the Company’s sole shareholder, executed a Limited Guaranty agreement whereby it has agreed to guarantee the Company’s Tranche B loan up to a maximum of the lesser of: (i) $25.0 million and (ii) an amount equal to (a) 1.10 multiplied by (b) an amount equal to the then aggregate principal amount of the Tranche B loan.

During the years ended December 31, 2016, 2017 and 2018, fees of $0.5 million, $2.6 million and $0.5 million, respectively, were charged by Vector Capital Management, LP, an entity related to Holdings, for management oversight and services. For the three months ended March 31, 2018 and 2019, fees of $0.1 million and $0.1 million, respectively, were charged by Vector Capital Management, LP (unaudited). The fees in 2017 also included $2.0 million of management fees in connection with the Company’s $90 million debt financing as further discussed in footnote 6. Amounts due to Vector Capital Management, LP at December 31, 2016, 2017 and 2018 and March 31, 2019 were $2.6 million, $5.0 million, $5.6 million and $5.6 million (unaudited), respectively, and included as Payable to Sponsor in the Company’s consolidated balance sheets.

18. Revenue

Contract balances

The following table summarizes contract balances upon adoption of ASC 606 on January 1, 2018 and as of December 31, 2018 and March 31, 2019 (in thousands):

	January 1, 2018	December 31, 2018	March 31, 2019
			(unaudited)
Trade accounts receivable, net of allowance for doubtful accounts	$51,500	$59,797	$63,299
Deferred revenue—current	2,891	2,770	2,738
Deferred revenue—noncurrent	1,356	1,541	1,633
Refund liability	$1,802	$1,810	$1,762

Trade accounts receivable include amounts billed and currently due from customers. Amounts are billed in accordance with contractual terms and are recorded at face amount less an allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts for estimated losses as a result of customers’ inability to make required payments. The Company evaluates the aging of the accounts receivable, historical trends, the financial condition of its customers and general economic conditions to estimate the amount of receivables that may not be collected in the future and records the appropriate allowance.

Deferred revenue consists of amounts due or received from customers in advance of the Company satisfying performance obligations under contractual arrangements and generally relates to extended warranty on hardware products. Deferred revenue is classified as current or noncurrent based on the timing of when revenue will be recognized. The changes in deferred revenue were due to normal timing differences between the Company’s performance and the customers’ payment. For the year ended December 31, 2018, revenue recognized from amounts included in deferred revenue at January 1, 2018 was $2.9 million.

The refund liability is the estimated amount expected to be refunded to customers in relation to product exchanges made as part of the Company’s stock rotation program. It is included within other current liabilities in the consolidated balance sheet.

Remaining performance obligations

Remaining performance obligations represent the revenue that is expected to be recognized in future periods related to performance obligations included in a contract that are unsatisfied, or partially satisfied, as of the end of a period. As of December 31, 2018, deferred revenue (current and noncurrent) of $4.3 million represents our remaining performance obligations, of which $2.8 million is expected to be recognized within one year, with the remainder to be recognized thereafter. As of March 31, 2019, deferred revenue (current and non current) of $4.4 million represents our remaining performance obligations, of which $2.7 million is expected to be recognized within one year, with the remainder to be recognized thereafter (unaudited).

Revenue recognized during the three months ended March 31, 2019 which was previously included in deferred revenues as of December 31, 2018 is $1.3 million (unaudited).

Costs to obtain a contract

Sales commissions are incremental costs of obtaining a contract. The Company has elected to immediately recognize these expenses as incurred due to the amortization period of these costs being one year or less.

Financial statement effect of applying ASC 606

As the modified retrospective transition method does not result in a recast of the prior year financial statements, ASC 606 requires the Company to provide additional disclosures for the amount by which each financial statement line item is affected by adoption of the standard and explanation of the reasons for significant changes.

The following summarizes the significant changes resulting from the adoption of ASC 606 compared to if the Company had continued to recognize revenues under ASC 605, Revenue Recognition.

Revenues and cost of revenue

Prior to the adoption of ASC 606, the Company accounted for exchanges made as part of the Company’s stock rotation program under ASC 845, Nonmonetary Transactions. Under ASC 606, these exchanges meet the definition of a right of return and revenue for the transferred products should reflect the amount of consideration to which the Company expects to be entitled. An adjustment to revenue is made to adjust the transaction price to exclude the consideration related to products expected to be returned. As many of these products were still eligible for exchange as of the date the Company adopted ASC 606, the adjustment to revenue to adjust the transaction price and the adjustment to cost of revenue to adjust for the carrying value of products to be returned is included in the Company’s cumulative adjustment to accumulated deficit.

Other current assets and other current liabilities

Under ASC 606, an exchange under the Company’s stock rotation program meets the definition of a right of return. Accordingly, upon adoption of ASC 606, the Company recorded an asset at the carrying amount of the estimated stock returns and a liability for the estimated amount expected to be refunded to the customer.

Deferred tax asset, net

The change in deferred tax asset is due to the deferred tax effects resulting from the adjustment to accumulated deficit for the cumulative effect of applying ASC 606 as of the adoption date.

The cumulative effect of the changes made to the Company’s opening balance sheet as of January 1, 2018 due to the modified retrospective method of adoption of ASC 606 are as follows:

Balance sheet (selected captions) (in thousands)	December 31, 2017	Impact of adoption on ASC 606	January 1, 2018

Assets
Other current assets	$1,318	$741	$2,059
Deferred tax assets, net	6,042	201	6,243

Liabilities
Other current liabilities	743	1,802	2,545

Shareholders’ deficit
Accumulated deficit	$(43,400)	$(860)	$(44,260)

The financial statement line items affected by adoption of ASC 606 for the year ended December 31, 2018 is as follows (in thousands):

	December 31, 2018
Balance sheet (selected captions)	As reported	Without application of ASC 606	Effect of change Higher/(Lower)
Assets
Other current assets	$5,889	$5,111	$778
Deferred tax assets, net	8,022	7,826	196

Liabilities
Other current liabilities	2,761	952	1,809

Shareholders’ deficit
Accumulated deficit	$(45,773)	$(46,608)	$(835)

	Year Ended December 31, 2018
Statements of income (selected captions)	As reported	Without application of ASC 606	Effect of change Higher/(Lower)
Revenues	$241,762	$241,769	$(7)
Cost of revenues	126,267	126,304	(37)
Benefit for income taxes	$(799)	$(804)	$(5)

The adoption of ASC 606 had no impact in total on the Company’s cash flow from operations.

19. Leases (unaudited)

The Company adopted ASC 842 as of January 1, 2019 using the optional transition method for all leases existing at January 1, 2019, the date of initial application.

The Company has operating leases for offices and vehicles. Leases with a term of 12 months or less are not recorded on the consolidated balance sheet, and are expensed on a straight-line basis over the lease term.

ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The Company’s lease payments are typically fixed or contain fixed escalators. The Company’s leases typically include certain lock-in periods and renewal options to extend the leases but does not consider options to extend the lease it is not reasonably certain to exercise. The Company elected the practical expedient to not separate the lease and non-lease components of its leases and currently has no leases with options to purchase the leased property.

The components of lease expense are as follows (unaudited and in thousands):

Three Months Ended March 31, 2019
Operating lease cost	$586
Short-term lease cost	59
Variable lease costs	61

Total lease expense	$706

Supplemental balance sheet information related to leases is as follows (unaudited and in thousands, except lease term and discount rate):

	Balance Sheet Caption	March 31, 2019

Operating leases:
Operating lease assets	Operating lease assets	$7,699
Current lease liabilities	Other current liabilities	$1,786
Noncurrent lease liabilities	Noncurrent operating lease liabilities	$6,558

Weighted average remaining lease term (years)		4.66
Weighted average discount rate:		8.50%

Supplemental cash flow information related to leases is as follows (unaudited and in thousands):

Three Months Ended March 31, 2019

Supplemental cash flow information:
Cash paid for amounts included in the measurement of lease liabilities	$610

The Company’s lease terms range from one to seven years and may include options to extend the lease by one to four years.

Maturities on lease liabilities as of March 31, 2019 are as follows (unaudited and in thousands):

Operating leases
2019 (excludes the three months ended March 31, 2019)	$1,812
2020	2,483
2021	2,261
2022	1,315
2023	1,275
Thereafter	1,018

Total lease payments	10,164
Less: interest	1,820

Present value of lease liabilities	$8,344

Future payments under operating lease agreements as of December 31, 2018 were as follows (in thousands):

	2019	2020	2021	2022	2023	Thereafter	Total
Operating leases	$2,409	$2,418	$2,203	$1,307	$1,267	$1,072	$10,676

As of March 31, 2019, the Company does not have any additional leases for office facilities that have not yet commenced (unaudited).

20. Quarterly financial data (unaudited)

The following table presents the Company’s unaudited consolidated statements of income data for each of the nine quarters during years ended December 31, 2017 and 2018 and the three months ended March 31, 2019. This information has been presented on the same basis as the audited consolidated financial statements included in a separate section of this report, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts below to state fairly the unaudited quarterly results when read in conjunction with the audited consolidated financial statements and related notes.

	Three months ended
(in thousands)	Mar 31, 2017	Jun 30, 2017	Sep 30, 2017	Dec 31, 2017	Mar 31, 2018	Jun 30, 2018	Sep 30, 2018	Dec 31, 2018	Mar 31, 2019
Revenues	$48,808	$51,640	$58,520	$57,703	$58,453	$61,019	$58,981	$63,309	$68,112
Cost of revenues	23,099	25,828	28,374	28,659	30,250	31,710	31,469	32,838	36,322

Gross profit	25,709	25,812	30,146	29,044	28,203	29,309	27,512	30,471	31,790

Operating expenses
Research and development	6,950	7,121	7,943	10,213	9,385	9,688	9,810	10,034	10,482
Sales and marketing	8,209	9,447	9,604	9,949	10,419	10,066	10,805	11,368	10,218
General and administrative	3,321	3,822	3,916	6,519	4,321	4,323	5,520	4,640	5,130
Depreciation and amortization	2,088	2,154	2,239	2,343	2,370	2,338	2,448	1,609	1,281

Total operating expenses	20,568	22,544	23,702	29,024	26,495	26,415	28,583	27,651	27,111

Operating income (loss)	5,141	3,268	6,444	20	1,708	2,894	(1,071)	2,820	4,679
Interest expense	1,493	1,901	1,060	564	1,758	2,088	2,033	2,234	2,268
Other expense (income)	35	201	248	(10)	231	110	116	93	134

Income (Loss) before income taxes	3,613	1,166	5,136	(534)	(281)	696	(3,220)	493	2,277
Provision (Benefit) for income taxes	771	252	1,309	(2,750)	(54)	171	(665)	(251)	415

Net income (loss)	2,842	914	3,827	2,216	(227)	525	(2,555)	744	1,862
Less: Net income attributable to noncontrolling interest	170	172	169	160	—	—	—	—	—

Net income (loss) attributable to shareholders	$2,672	$742	$3,658	$2,056	$(227)	$525	$(2,555)	$744	$1,862

21. Subsequent events

The Company has evaluated subsequent events through May 3, 2019, the date the annual consolidated financial statements were available to be issued. Aside from the April 26, 2019 amendment to the Company’s secured credit facility (See Note 6), the Company determined there were no other items to disclose.

For the issuance of the interim unaudited consolidated financial statements for the three months ended March 31, 2019, such evaluation has been performed through May 29, 2019. With regards to the lawsuit filed by Ubiquiti Networks, Inc. (see Note 15—Commitments and contingencies), on May 22, 2019, the judge issued his order on the motion to dismiss, and dismissed Ubiquiti’s complaint without prejudice. On May 24, 2019, Ubiquiti filed a motion for extension of time to file an amended complaint. The Company filed a motion objecting to the proposed extension of time on May 24, 2019. On May 28, 2019, the judge issued his order on the motion for extension of time and Ubiquiti has until June 18, 2019 to file an amended complaint. If Ubiquiti does not do so, the dismissal will convert automatically to a dismissal with prejudice.

Cambium Networks
With Cambium Networks,
everything is within reach

Cambium Networks With Cambium Networks, everything is within reach

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution

The following table sets forth all expenses to be paid by the Registrant, other than estimated underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the exchange listing fee:

	Amount to be Paid
SEC registration fee		$9,090
FINRA filing fee		11,100
Nasdaq listing fee		*
Printing and engraving expenses		85,000
Legal fees and expenses		1,800,000
Accounting fees and expenses		375,000
Transfer agent and registrar fees		10,000
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of directors and officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, fraud or the consequences of committing a crime. Our Amended and Restated Memorandum and Articles of Association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own willful default, fraud and dishonesty.

Pursuant to the form of indemnification agreements filed as Exhibit 10.1 to this Registration Statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement will also provide for indemnification of us and our officers and directors in certain instances.

Item 15. Recent sales of unregistered securities

N/A

Item 16. Exhibits and financial statement schedules

(a) Exhibits

Exhibit number	Description

1.1*	Form of Underwriting Agreement

3.1*	Form of Amended and Restated Memorandum and Articles of Association to be effective upon completion of this offering

4.1*	Form of Ordinary Share certificate of Registrant

4.2*	Shareholders Agreement by and among Registrant and certain security holders of Registrant to be effective upon completion of this offering

5.1*	Opinion of Walkers

10.1+	Form of Indemnification Agreement entered into between Registrant and its directors and executive officers

10.2	Renewal Lease by Reference to an Existing Lease, Part Unit A, Linhay Business Park, Eastern Road, Ashburton, Devon TQ13 7UP, United Kingdom, dated as of November 22, 2016, by and between the Registrant and Stephanie Myers Palk, Richard John Palk and Alison June Palk

10.3	Renewal Lease by Reference to an Existing Lease, Unit B2/3, Linhay Business Park, Eastern Road, Ashburton, Devon TQ13 7UP, United Kingdom, dated as of November 22, 2016, by and between Cambium Networks, Ltd and Stephanie Myers Palk, Richard John Palk and Alison June Palk

10.4	Renewal Lease by Reference to an Existing Lease, Unit B2/3, Linhay Business Park, Eastern Road, Ashburton, Devon TQ13 7UP, United Kingdom, dated as of April 9, 2018, by and between Cambium Networks, Ltd and Stephanie Myers Palk, Richard John Palk and Alison June Palk

10.5	Renewal Lease by Reference to an Existing Lease, Unit D1, Linhay Business Park, Eastern Road, Ashburton, Devon, TQ13 7UP, United Kingdom, dated as of November 22, 2016, by and between Cambium Networks, Ltd and Stephanie Myers Palk, Richard John Palk and Alison June Palk

10.6	Renewal Lease by Reference to an Existing Lease, Unit D1, Linhay Business Park, Eastern Road, Ashburton, Devon, TQ13 7UP, United Kingdom, dated as of April 9, 2018, by and between Cambium Networks, Ltd and Stephanie Myers Palk, Richard John Palk and Alison June Palk

10.7	Office Lease, dated as of January 30, 2012, by and between Cambium Networks, Inc. and Atrium at 3800 Golf LLC

10.8	The First Amendment, dated March 6, 2012, by and between Cambium Networks, Inc. and Atrium at 3800 Golf LLC

10.9	The Second Amendment, dated February 21, 2013, by and between Cambium Networks, Inc. and Atrium at 3800 Golf LLC

10.10	The Third Amendment, dated June 3, 2015, by and between Cambium Networks, Inc. and Atrium at 3800 Golf LLC

10.11	The Fourth Amendment, dated January 18, 2018, by and between Cambium Networks, Inc. and Atrium at 3800 Golf LLC

10.12	Lease Deed, dated as of June 20, 2016, by and between Cambium Networks Consulting Private Limited and Umiya Holdings Private Limited

10.13	Lease, dated as of December 4, 2017, by and between Cambium Networks, Inc. and Silicon Valley Center Office LLC

10.14++	Corporate Supply Agreement between Cambium Networks Limited and Flextronics Telecom Systems, Ltd. dated as of April 23, 2012

10.15*+	Employee Share Purchase Plan

10.16*+	Form of Share Option Agreement under the Employee Share Purchase Plan

10.17*+	2019 Share Incentive Plan

10.18*+	Form of Share Option Grant Notice and Share Option Agreement under 2019 Share Incentive Plan

10.19*+	Form of Restricted Share Unit Grant Notice and Restricted Share Unit Agreement under 2019 Share Incentive Plan

10.20*+	Form of Restricted Share Award Grant Notice and Restricted Share Award Agreement under 2019 Share Incentive Plan

10.21	Amended and Restated Credit Agreement, dated as of December 21, 2017, by and among the Registrant, as Holdings, Cambium Networks, Ltd, as Borrower, Silicon Valley Bank, as Administrative Agent and Issuing Lender, and the lenders party thereto

10.22	Waiver and First Amendment to Amended and Restated Credit Agreement, dated as of November 21, 2018, by and among Vector Cambium Holdings (Cayman), L.P., as Holdings, Cambium Networks, Ltd, as Borrower, Silicon Valley Bank, as Administrative Agent and Issuing Lender, the lenders party thereto and the other loan parties thereto

10.23	Consent, Waiver and Second Amendment to Amended and Restated Credit Agreement, dated as of April 26, 2019, by and among Vector Cambium Holdings (Cayman), L.P., as Holdings, Cambium Networks, Ltd, as Borrower, Silicon Valley Bank, as Administrative Agent and Issuing Lender, the lenders party thereto and the other loan parties thereto

16.1	Letter of KPMG LLP, independent registered public accounting firm

21.1	Subsidiaries of Registrant

23.1	Consent of KPMG LLP, independent registered public accounting firm

23.2*	Consent of Walkers (included in Exhibit 5.1)

*	To be filed by Amendment

+	Indicates management contract or compensatory plan

++	Confidential treatment has been granted for portions of this exhibit. These portions have been omitted from this Registration Statement and have been filed separately with the SEC.

(b) Financial statement schedules

Schedules not listed have been omitted because the information required to be set forth therein is not applicable, not material or is shown in the financial statements or notes thereto.

Item 17. Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Rolling Meadows, Illinois, on the 29th day of May, 2019.

CAMBIUM NETWORKS CORPORATION

By:	/s/ Atul Bhatnagar
Atul Bhatnagar President and Chief Executive Officer

Power of attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Atul Bhatnagar, Robert Amen and Sally Rau and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462 promulgated under the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Atul Bhatnagar Atul Bhatnagar	President and Chief Executive Officer (Principal Executive Officer)	May 29, 2019

/s/ Stephen Cumming Stephen Cumming	Chief Financial Officer (Principal Financial Officer)	May 29, 2019

/s/ Ian Rogers Ian Rogers	Controller and Principal Accounting Officer	May 29, 2019

/s/ Robert Amen Robert Amen	Chairman of the Board	May 29, 2019

/s/ Alexander R. Slusky Alexander R. Slusky	Director	May 29, 2019

/s/ Bruce Felt Bruce Felt	Director	May 29, 2019

/s/ Vikram Verma Vikram Verma	Director	May 29, 2019